As filed with the Securities and Exchange Commission on October 31, 2007

Registration No. 333-141645

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 5

to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

EnergySolutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4955	51-0653027
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

423 West 300 South, Suite 200

Salt Lake City, Utah 84101

(801) 649-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Val John Christensen, Esq.

Executive Vice President, General Counsel and Secretary

EnergySolutions, Inc.

423 West 300 South, Suite 200

Salt Lake City, Utah 84101

(801) 649-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Boris Dolgonos, Esq.	Kris F. Heinzelman, Esq.
Weil, Gotshal & Manges LLP	Cravath, Swaine & Moore LLP
767 Fifth Avenue	Worldwide Plaza
New York, New York 10153	825 Eighth Avenue
(212) 310-8000	New York, New York 10019
(212) 474-1000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.01 per share(2)	34,500,000	$21.00	$724,500,000	$22,243(3)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) promulgated under the Securities Act of 1933. Includes shares subject to the underwriters’ over-allotment option.
(2)	Includes shares of common stock in the form of depositary shares. Each depositary share will be issued under a deposit agreement, will represent an interest in a share of common stock and will be evidenced by a depositary receipt.
(3)	Of this amount, the Registrant has previously paid a registration fee of $15,350.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 31, 2007

30,000,000 Depositary Shares

EnergySolutions, Inc.

Representing 30,000,000 Shares of Common Stock

We are selling 11,850,000 shares of common stock, and the selling stockholder is selling 18,150,000 shares of common stock. We will not receive any proceeds from the sale of the shares by the selling stockholder. The selling stockholder currently owns 100% of our outstanding common stock.

The underwriters have an option to purchase a maximum of 4,500,000 additional shares of common stock to cover over-allotments. Of the 4,500,000 shares subject to the option, 2,722,500 shares are being sold by the selling stockholder and 1,777,500 shares are being sold by us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

All of the shares of common stock sold in this offering will be sold in the form of depositary shares. Each depositary share represents an ownership interest in one share of common stock. On             , 2007 (35 days after the date of this prospectus), each holder of depositary shares will be credited with a number of shares of common stock equal to the number of depositary shares held by such holder on that date, and the depositary shares will be canceled. Until the cancellation of the depositary shares on                     , 2007, holders of depositary shares will be entitled to all proportional rights and preferences of the shares of common stock.

Prior to this offering there has been no public market for our depositary shares or our common stock. The initial public offering price is expected to be between $19.00 and $21.00 per depositary share. Our depositary shares and our common stock have been approved for listing on the New York Stock Exchange under the symbol “ES.”

Investing in the depositary shares and our common stock involves risks. See “ Risk Factors” on page 15.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Stockholder

Per Depositary Share	$	$	$	$
Total	$	$	$	$

Delivery of the depositary shares in book-entry form only will be made on or about             , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	JPMorgan	Morgan Stanley

UBS Investment Bank

Banc of America Securities LLC	Citi

D.A. Davidson & Co.	Friedman Billings Ramsey
Lazard Capital Markets	Wedbush Morgan Securities

The date of this prospectus is             , 2007.

You should rely only on the information contained in this document or any free writing prospectus prepared by or on behalf of us. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

“EnergySolutions,” “Envirocare of Utah,” “BNG America,” “Duratek,” “Reactor Sites Management Company,” “Magnox Electric,” “Safeguard,” “Parallax,” “NUKEM Corporation” and their respective logos are our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

Dealer Prospectus Delivery Obligation

Until                     , 2007 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This section summarizes key information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. You should carefully review the entire prospectus, including the risk factors, the financial statements and the notes thereto, and the other documents to which this prospectus refers before making an investment decision.

Unless the context requires otherwise, when used in this prospectus, (1) “EnergySolutions” refers to EnergySolutions, LLC and its subsidiaries; (2) “RSMC” refers to Reactor Sites Management Company Limited and its subsidiaries; (3) “Duratek” refers to Duratek, Inc. and its subsidiaries; (4) “BNGA” refers to BNG America, LLC and its subsidiaries; (5) “we,” “us” and “our” include the businesses conducted by EnergySolutions prior to our reorganization described under “Reorganization,” which will occur concurrently with the completion of this offering; (6) “pro forma” gives effect to our acquisitions of Duratek in June 2006 and RSMC in June 2007, our reorganization, this offering and certain other adjustments described under “Unaudited Pro Forma Financial Information;” and (7) all references to shares of common stock being sold in this offering include shares held in the form of depositary shares, as described under “Description of Depositary Shares.”

A glossary of defined terms used throughout this prospectus can be found under “Glossary of Defined Terms” on page G-1.

Our Company

We are a leading provider of specialized, technology-based nuclear services to government and commercial customers. Our customers rely on our expertise to address their needs throughout the lifecycle of their nuclear operations. Our broad range of nuclear services includes engineering, operation of nuclear reactors, in-plant support services, spent nuclear fuel management, decontamination and decommissioning, logistics, transportation, processing and disposal. We also own and operate strategic facilities that complement our services and uniquely position us to provide a single-source solution to our customers.

We derive almost 100% of our revenues from the provision of nuclear services and believe that virtually every company or organization in the United States that holds a nuclear license uses our services or facilities, directly or indirectly. Our government customers include the U.S. Departments of Energy and Defense and the U.K. Nuclear Decommissioning Authority. Our commercial customers include many of the largest owners and operators of nuclear power plants in the United States, such as Constellation Energy Group, Inc., Duke Energy Corporation, Entergy Corporation, Exelon Corporation and Florida Power & Light Company. We have entered into long-term arrangements, which we refer to as “life-of-plant” contracts, with nuclear power and utility companies representing 82 of the 104 operating nuclear reactors in the United States. Under these long-term arrangements, we have agreed to process and dispose of substantially all low-level radioactive waste, or LLRW, and mixed low-level waste, or MLLW, generated by their nuclear power plants, and ultimately the waste materials generated from the decontamination and decommissioning, or D&D, of those plants. Our commercial customers also include hospitals, pharmaceutical companies, research laboratories, universities or research reactors, industrial facilities and other commercial facilities.

We operate strategic facilities for the safe processing and disposal of radioactive materials, including a facility in Clive, Utah, four facilities in Tennessee and two facilities in Barnwell, South Carolina. According to the Government Accountability Office, or the GAO, our facility in Clive, Utah is the largest privately-owned LLRW disposal site in the United States and currently handles over 95% of all commercial LLRW disposal in the United States. We also manage 10 sites in the United Kingdom with 22 reactors for the U.K. Nuclear Decommissioning Authority, or NDA, of which four are operational and 18 are in various stages of decommissioning. We have a comprehensive portfolio of nuclear processing technology and know-how, supported by more than 175 patents that we own or license. As of September 2007, we had more than 5,000 employees, including approximately 1,150 scientists and engineers and over 400 radiation and safety professionals. Approximately 3,000 of our employees are located at the 10 sites we manage in the United Kingdom. We also manage more than 1,000 site employees at various U.S. Department of Energy sites. We have received multiple awards for our safety record.

Historically, we have provided our services through three segments: Federal Services; Commercial Services; and Logistics, Processing and Disposal, or LP&D. When a project involves the provision of both specialized on-site nuclear services and processing and disposal services, our Federal Services or Commercial Services segment, depending on the type of customer, will coordinate with our LP&D segment to provide integrated services. Our recent acquisition of RSMC has significantly expanded our international capabilities. Beginning with the second quarter of 2007, we began reporting results from our operations outside North America in a new International segment. See “—Recent Developments.” For the year ended December 31, 2006, we derived 70.0% and 22.9% of our pro forma revenues and pro forma gross profit, respectively, from our operations outside North America.

We generated pro forma revenues of $1,807.1 million and pro forma net income of $62.3 million for the year ended December 31, 2006. Our pro forma earnings before interest expenses, income taxes, depreciation and amortization, or EBITDA, was $201.7 million for the year ended December 31, 2006. See page 14 for a reconciliation of EBITDA to net income.

The Nuclear Services Industry

The nuclear services industry consists of a broad range of engineering, technology-based and operational services throughout the nuclear fuel cycle. The nuclear fuel cycle refers to the series of industrial and technical processes that result in the production of nuclear energy or nuclear materials from nuclear power reactors, starting with the mining of uranium and ending with the recycling or disposal of various forms of radioactive by-products.

We believe there are significant nuclear services opportunities in the United States and internationally. In the United States, the service requirements of the nuclear industry can be broadly classified into two main categories—Federal and Commercial. Federal nuclear services consist of services provided to government entities (primarily the U.S. Department of Energy, or DOE, and, to a lesser extent, the U.S. Department of Defense, or DOD) related to management and operation, or M&O, services, complex D&D and clean-up of radioactive materials at both operational and former weapons production sites. Over the past six decades, the DOE developed one of the largest government-owned industries in the United States, responsible for research, development, testing, operations and production of nuclear weapons and a variety of nuclear-related research programs. The International Atomic Energy Agency’s Berlin Conference in 2002 estimated that the DOE will spend $220 billion to $300 billion over the next several decades on nuclear services. Key factors that affect the federal nuclear services market today include stable DOE spending on nuclear programs, significant federal contracts to be awarded over the next several years and renewed interest in spent nuclear fuel recycling.

Commercial nuclear services primarily consist of specialized nuclear fuel cycle services provided to the 104 operating nuclear reactors in the United States, as well as D&D services provided to the nuclear reactors that have been shut down. The commercial nuclear services market also includes non-utility customers such as hospitals, pharmaceutical companies, research laboratories, universities or research reactors, industrial facilities and other commercial facilities. Key factors that affect the U.S. commercial nuclear services market today include the outsourcing of specialized nuclear services by nuclear power plants, growth in relicensing of existing plants, significant need for fully-integrated D&D services for the commercial nuclear power plants that have been shut down and, ultimately, for the 104 operating reactors and any new reactors, and a growing interest in nuclear energy as a reliable and cost-effective alternative to fossil fuels.

There are also significant nuclear services opportunities associated with the existing and growing number of nuclear power reactors around the world, with approximately 30 new reactors currently under construction and another 30 or more scheduled to commence construction during the next 15 years. In addition, there are nuclear services requirements related to the management and clean-up of former weapons production and other nuclear programs in countries with significant nuclear facilities. For example, the United Kingdom has begun to remediate a portion of its nuclear power plant fleet and its former nuclear weapons production sites using a similar process to that used by the DOE. Under the United Kingdom’s Energy Act 2004, the NDA was mandated with cleaning up 20 sites, including 39 reactors and five spent nuclear fuel recycling plants, as well as other fuel cycle and research facilities. According to the World Nuclear Association, or WNA, the total clean-up cost in the United Kingdom is expected to be approximately £64 billion.

Our Competitive Strengths

We believe that the following competitive strengths will allow us to capitalize on growth opportunities in the nuclear services industry:

•

Broad, Specialized Solutions Offering. We believe that we provide the most comprehensive portfolio of specialized, technology-based nuclear services in North America and the United Kingdom and that our breadth of services, extensive experience and proven credentials position us to pursue a wide range of nuclear services contracts. This combination allows us to respond to specific, technical customer needs in an industry that often requires customized solutions. In addition, we believe our critical mass and the scale of our operations position us to pursue large nuclear services contracts, including opportunities to serve as a lead prime contractor for major government projects with the DOE, NDA and other government agencies.

•

Vertically Integrated Services. Our unique LP&D capabilities complement the specialized on-site management, engineering and technological expertise provided by our other segments, enabling us to provide a comprehensive customer solution that effectively changes the nuclear services paradigm. Access to our own strategic processing and disposal facilities enables us to complete a broad range of projects quickly and cost-effectively. We believe that this ability to offer vertically integrated services distinguishes us from competitors that must coordinate their efforts with multiple third-party contractors to offer a comparable range of services, thereby incurring significant costs to replicate our full range of services.

•

Strategic Processing and Disposal Facilities. According to the GAO, we are the largest non-government owner and operator of facilities in the United States for the treatment and disposal of LLRW and MLLW. LLRW accounts for more than 90% of the volume but less than 1% of the radioactivity of all radioactive by-products. Due to government regulations and political and siting issues, no new commercial LLRW disposal site has been able to obtain the necessary permits and licenses to operate since our Clive, Utah facility was licensed in 1988. We handle a majority of the DOE’s off-site LLRW disposal business and over 95% of the LLRW generated in the United States that is disposed of in commercial sites. There are significant political and regulatory barriers to entry to provide comparable services.

•

Long-Term Relationships with Attractive Customer Base. We provide specialized, technology-based nuclear services to a broad range of customers, including the DOE and the NDA, commercial power and utility companies, research laboratories, universities and other entities with nuclear-related products or operations. We generate the majority of our revenues and cash flow from customers with whom we have long-term relationships. For example, our life-of-plant contracts with nuclear power and utility companies generally cover the operating life of a nuclear reactor through its decommissioning. Although a “life-of-plant” contract may be terminated before decommissioning is complete, we typically expect the duration of these contracts to be approximately 30 years. In the United States, DOE contracts generally last five years with an additional five-year extension. In the United Kingdom, RSMC and its predecessors have operated the Magnox sites since inception. NDA contracts generally are for five years with two additional five-year extensions.

•

Technological and Operating Expertise. We have a substantial portfolio of nuclear processing technology and know-how, supported by more than 175 patents that we own or license, that enables us to participate in a wide range of projects involving materials with varying levels of radioactivity. For example, we employ proprietary technologies to transport high-level radioactive materials safely to on-site independent spent fuel storage installations. In addition, we use specialized radioactive materials processing technologies, such as vitrification and metal melting, which are currently in demand by the DOE and are an important factor in procuring prime government contracts. We also have extensive experience managing site operations at customer facilities. As a member of a prime contract team, we currently operate or jointly operate approximately 50 nuclear, radiological and industrial facilities at major DOE national laboratories and former weapons production sites. In addition, we operate four reactors that generate electricity in the United Kingdom, which provides us important operating expertise valued by our customers.

•

Significant Project Management Capabilities. Our senior management team and employee base have extensive industry experience. The nuclear services industry currently faces a shortage of highly-trained professionals, and we believe our human capital serves as a core competitive advantage and enables us to deliver a comprehensive solutions offering. We have considerable nuclear-related project management capabilities for large customized projects required by our government and commercial customers. Our employee base also includes approximately 1,150 scientists and engineers and over 400 radiation and safety professionals that support our technology-based nuclear services.

Our Business Strategy

Our objective is to be a leading provider of specialized, technology-based nuclear services worldwide by capitalizing on significant near- and long-term growth opportunities in the nuclear services industry. We intend to pursue this objective through the following strategies:

•

Focus on Decommissioning of Shut-down U.S. Reactors. We are actively marketing our D&D services for shut-down reactors to nuclear power and utility companies. There are currently 13 nuclear reactors in the United States in various stages of shut-down, including SAFSTOR (an acronym for “safe storage” whereby nuclear facilities are maintained and monitored in a condition that allows radioactivity to decay over a period of several decades before undergoing final D&D), with total dedicated decommissioning funds of more than $2.9 billion. Our unique license stewardship initiative for shut-down reactors allows us to potentially accelerate D&D activities by several years. Under a license stewardship, we would obtain our own Nuclear Regulatory Commission, or NRC, license for a reactor site and enter into a turn-key contract with a utility through which we would acquire the plant. We then would be compensated for the work performed from the decommissioning trust funds transferred from the existing owner. After we have completed the D&D of the plant, we would return the restored site to its original owner. This approach offers our customers cost certainty and the advantage of near-term site restoration. We believe that we are well-positioned to compete for this D&D outsourcing work because our integrated service platform, together with our on-site D&D experience, enables us to efficiently and cost-effectively complete decommissioning and disposal of the radioactive materials at these shut-down sites.

•

Pursue Prime Contracting Opportunities. We estimate that approximately $54.7 billion of U.S. government nuclear services contracts will be awarded within the next five years, and we expect to bid on a significant portion of these contracts. We believe that we have the expertise and have achieved the scale to be a leading member of consortia pursuing prime contract opportunities. For example, in the United Kingdom, we are currently a prime contractor for the NDA. In addition, much of the near-term prime contracting work will involve expertise in complex D&D and handling highly radioactive materials, areas in which we have substantial technological capabilities and operational experience. We currently have significant staff presence at the Hanford, Oak Ridge and Savannah River DOE sites, which are three of the most heavily contaminated DOE sites requiring significant clean-up.

•

Expand Existing Commercial Business. We believe that the breadth of our nuclear services, our technological expertise and our proprietary processing and disposal facilities will enable us to deepen our relationships with existing commercial customers and pursue new commercial customers. Many of the specialized nuclear services that we offer are not core competencies of nuclear power and utility companies. As we deepen our relationships with these companies, we believe that they will increasingly outsource these services to us. For example, we have signed life-of-plant contracts with commercial customers representing 82 of the 104 operating nuclear reactors in the United States, pursuant to which we have agreed to process and dispose of substantially all operating LLRW generated by these plants, and ultimately their D&D waste materials. In addition, the NRC is reviewing a proposal to permit operators of nuclear reactors to access decommissioning funds for disposal of large components that have been retired from use in nuclear reactors. We believe the adoption of this proposal would be a significant opportunity for us to expand our business in our Commercial Services and LP&D segments.

•

Expand International Operations in Selected Markets. We believe there are substantial near-term opportunities for us to market our nuclear services to international commercial and government customers. For example, the United Kingdom recently formed the NDA and is pursuing a £64 billion program to remediate its major nuclear sites. Our acquisitions of RSMC, a reactor operator and manager of sites at various stages of decommissioning, and Safeguard International Solutions Ltd., a leading provider of LLRW handling and disposition services in the United Kingdom, enable us to pursue opportunities in the United Kingdom and other European countries, including the provision of specialized decommissioning and disposal services. We will also target the nuclear new-build program in the United Kingdom, particularly in respect of licensing, commissioning and operations.

•

Become a Leader in Spent Nuclear Fuel Recycling. As part of our BNGA acquisition, we obtained the rights in the United States, Canada and Mexico to the full suite of British Nuclear Fuels Plc group’s, or BNFL’s, intellectual property, including its spent nuclear fuel recycling technology and expertise. We believe we are the only U.S. company with this technology and expertise, which includes the know-how and employees who have designed, constructed, commissioned and operated spent nuclear fuel recycling facilities. We recently completed DOE feasibility studies at three potential sites in the United States for a spent nuclear fuel recycling facility under the Global Nuclear Energy Partnership, or GNEP. GNEP is a coordinated effort to increase global energy security, reduce the risk of nuclear proliferation and encourage clean energy development. We intend to continue to support the DOE with our technological expertise and will collaborate with the U.S. government to further this initiative.

•

Pursue Acquisitions Opportunistically. We intend to complement our organic growth strategy through selective acquisitions of other nuclear services businesses, both domestic and international, that enhance our existing portfolio of services and strengthen our relationships with our government and commercial customers. For example, in January 2007 we acquired Parallax, Inc., a Maryland-based nuclear services company, which, together with its joint venture partner, was recently awarded a contract to perform nuclear services at the DOE’s Portsmouth Gaseous Diffusion Plant in Piketon, Ohio. In June 2007, we acquired RSMC from BNFL. Through its subsidiary Magnox Electric Ltd., RSMC holds the contracts and licenses to operate and decommission 22 reactors at 10 sites in the United Kingdom on behalf of the NDA. Also, we recently acquired NUKEM Corporation, a provider of specialized technology-based solutions to the North American and South Korean nuclear industries for processing radioactive liquids.

Recent Developments

In June 2007, we acquired RSMC from BNFL. Through its subsidiary Magnox Electric Ltd., RSMC holds the contracts and licenses to operate and decommission 22 reactors at 10 sites in the United Kingdom on behalf of the NDA. Through our acquisition of RSMC, we now operate four reactors at two sites that generate electricity and 18 reactors at eight sites that have ceased generation and are now in varying stages of decommissioning. RSMC has an experienced and qualified senior management team with an average of more than 25 years of industry experience and more than 3,000 employees. For the fiscal year ended March 31, 2007, RSMC generated revenues of £668 million ($1.3 billion).

The following are our preliminary unaudited revenues and income from operations for the three- and nine-month periods ended September 30, 2007. These results remain subject to the completion of our normal quarter-end closing procedures.

For the three months ended September 30, 2007, we estimate that our revenues will be between $380 million and $395 million, and that our income from operations will be between $24 million and $29 million. For the nine months ended September 30, 2007, we estimate that our revenues will be between $655 million and $670 million, and that our income from operations will be between $49 million and $54 million. Our income from operations will include non-cash amortization of identifiable intangible assets of approximately $7.3 million and $17.1 million for the three- and nine-month periods ended September 30, 2007, respectively.

Our consolidated financial information includes the results of RSMC from June 26, 2007, the date of its acquisition. Accordingly, the third quarter of 2007 is the first complete quarter that includes contributions from RSMC.

Because the third quarter has recently ended, this unaudited financial information is, by necessity, preliminary in nature and based only upon preliminary information available to us as of the date of this preliminary prospectus. Our actual revenues and income from operations for the three- and nine-month periods ended September 30, 2007 could differ materially from our estimates due to completion of our quarterly close procedures, final adjustments and other developments that may arise until our financial results for these periods are finalized. We will provide complete financial information for the nine months ended September 30, 2007 before the pricing of this offering.

Our Sponsors

In January 2005, our predecessor company was acquired by affiliates of Lindsay Goldberg & Bessemer L.P., Peterson Partners L.P. and Creamer Investments, Inc., which we refer to collectively as the “Sponsors,” as well as certain of our senior employees.

Lindsay Goldberg & Bessemer L.P., together with its affiliated investment partnerships and investment manager, is a private equity investment fund based in New York. Lindsay Goldberg has purchased companies with an aggregate transaction value of over $7.0 billion, representing a total of 72 transactions, including follow-on acquisitions by portfolio companies. Lindsay Goldberg currently manages $5.1 billion of equity capital and is focused on acquiring well-managed businesses and actively helping to build long-term value. Lindsay Goldberg was formed in 2001 by Alan Goldberg and Robert Lindsay.

Peterson Partners L.P. provides private equity and venture capital to companies across the United States with a focus in the Western United States. Peterson Partners invests in companies with proven business models and revenues of at least $10 million. Established in 1995, Peterson Partners currently has more than $300 million under management.

Creamer Investments, Inc. is an affiliate of our chief executive officer, R Steve Creamer, and of our vice chairman, J.I. Everest, II.

The Selling Stockholder

The selling stockholder in this offering is ENV Holdings LLC. Our Sponsors and certain of our senior employees own all of the members’ interests in ENV Holdings LLC, which will own 100% of our outstanding common stock following our reorganization and immediately prior to the completion of this offering. See “Reorganization.” Following completion of this offering, ENV Holdings LLC will own approximately 65.5% of our outstanding common stock, assuming no exercise of the over-allotment option, or 61.1%, assuming full exercise of the over-allotment option. Assuming an initial public offering price of $20.00 (the midpoint of the price range set forth on the cover of this prospectus), the selling stockholder will receive net proceeds of $341.2 million from the sale of its shares in this offering if the underwriters do not exercise their over-allotment option ($392.4 million if the underwriters exercise their over-allotment option in full).

Transactions with Our Management

We intend to use $6.9 million of the net proceeds of this offering to make payments to members of our management pursuant to provisions in their employment agreements, including payments to Messrs. Creamer and Everest of $2.3 million and $2.1 million, respectively. Five other members of our current or former management who are not executive officers will receive an aggregate of $2.5 million. Upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option, three of our executive officers (other than Messrs. Creamer and Everest) will receive options to purchase an aggregate of 1,609,500 shares in our company, representing approximately 1.9% of our issued and outstanding shares, pursuant to provisions in their employment agreements. See “Management—Employment Agreements.”

Risks Affecting Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” beginning on page 15 of this prospectus. In particular:

•

Failure to obtain or comply with the conditions of national, state and local government permits or approvals may adversely affect our operations by temporarily suspending our activities or curtailing our work and may subject us to penalties and other sanctions.

•

Adverse public reaction to developments in the use of nuclear power or the disposal of radioactive materials could lead to increased regulation, limitations on our activities or the activities of our customers, more onerous operating requirements or other conditions.

•

Any interruption in the operation of our disposal facility in Clive, Utah or decrease in the facility’s expected capacity would adversely affect our business and force us to alter our business strategy.

•	Our quarterly operating results may fluctuate significantly, which could have a negative effect on the price of our common stock.

•	Our international operations are subject to recessions in foreign economies, unexpected changes in regulatory requirements and foreign currency fluctuations.

•

We may not win lead prime contractor roles because we will be competing directly with a number of large national and regional nuclear services firms that may have greater financial, management and marketing resources than we do.

•

As a government contractor, we are subject to extensive government regulation. Our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

•	We may not be successful in entering into license stewardship arrangements with owners and operators of shut-down nuclear reactors.

•	Acquisitions that we pursue may present unforeseen integration obstacles and costs, increase our debt and negatively affect our performance.

•

Loss of key personnel or failure to attract the qualified personnel we need to expand our operations could have an adverse effect on our ability to operate our business and execute our business strategy.

Our Executive Offices

We are a Delaware corporation. Our principal executive offices are located at 423 West 300 South, Suite 200, Salt Lake City, Utah 84101, and our telephone number is (801) 649-2000. We have a website at www.energysolutions.com. The information that appears on our website is not a part of, and is not incorporated into, this prospectus.

The Offering

Securities offered by us	11,850,000 shares in the form of depositary shares.

Securities offered by the selling stockholder	18,150,000 shares in the form of depositary shares.

Total securities offered	30,000,000 shares in the form of depositary shares.

Offering price	$ per depositary share.

Common stock to be outstanding after this offering	87,000,000 shares.

Over-allotment option

The underwriters have an option to purchase a maximum of 4,500,000 additional shares to cover over-allotments. Of the 4,500,000 shares subject to the option, 2,722,500 shares will be sold by the selling stockholder and 1,777,500 shares will be sold by us.

Use of proceeds

We intend to use our net proceeds from the shares that we sell in this offering to pay $6.9 million owing under existing employment agreements, to repay $198.8 million of outstanding debt under our credit facilities and to pay $7.4 million of fees and accrued interest to lenders under these facilities. We will not receive any proceeds from the sale of shares by the selling stockholder. See “Use of Proceeds.”

New York Stock Exchange symbol	“ES.”

Dividend policy

We intend to pay quarterly cash dividends on our common stock at an initial rate of $0.025 per share. The first such dividend will be declared in the first quarter of 2008 and paid in the second quarter of 2008. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors.

Depositary shares

All of the shares of common stock sold in this offering will be sold in the form of depositary shares. Each depositary share represents an ownership interest in one share of common stock. On                     , 2007 (35 days after the date of this prospectus), each holder of depositary shares will be credited with a number of shares of common stock equal to the number of depositary shares held by such holder on that date, and the depositary shares will be canceled. Until the cancellation of the depositary shares on                     , 2007, holders of depositary shares will be entitled to all proportional rights and preferences of the shares of common stock. This offering has been structured using depositary shares to enable the selling stockholder to obtain the preferred income tax treatment for the reorganization. For more information regarding the depositary shares, see “Description of Depositary Shares.”

Depositary	Computershare Trust Company, N.A.

Unless otherwise indicated, all information contained in this prospectus:

•

excludes 10,440,000 shares of our common stock reserved for future grants under our compensation plans, including options to purchase 6,000,000 shares that we intend to grant in connection with this offering;

•

excludes 7,500 restricted shares to be granted to our independent directors upon the pricing of this offering, assuming an initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus);

•	assumes no exercise of the underwriters’ over-allotment option to purchase additional shares from us and from the selling stockholder;

•	assumes an initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus); and

•	assumes consummation of our reorganization concurrently with the completion of this offering.

Summary Historical and Unaudited Pro Forma Financial Information

The following tables present summary historical and unaudited pro forma financial information for our business as of the dates and for the periods indicated. The historical financial information for the year ended December 31, 2004 and the one month ended January 31, 2005 was derived from the audited consolidated financial statements and the related notes of our predecessor company, Envirocare of Utah, Inc., or Envirocare, which are included elsewhere in this prospectus. The historical financial information as of December 31, 2006 and for the eleven months ended December 31, 2005 and the year ended December 31, 2006 was derived from the audited consolidated financial statements of EnergySolutions, LLC, which are included elsewhere in this prospectus. The historical financial information as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 was derived from the unaudited consolidated financial statements of EnergySolutions, LLC which are included elsewhere in this prospectus. EnergySolutions, LLC holds all of our operating subsidiaries and will become a direct subsidiary of EnergySolutions, Inc. following the reorganization.

The unaudited pro forma financial information was derived from the unaudited pro forma financial statements included elsewhere in this prospectus. The pro forma balance sheet information gives effect to the completion of (1) the reorganization and (2) this offering and the application of the net proceeds therefrom as if they had each occurred on June 30, 2007. The pro forma income statement information for the year ended December 31, 2006 gives effect to the completion of (1) our acquisition of Duratek and the related refinancing of our debt, (2) our acquisition of RSMC and the incurrence of debt to finance that acquisition, (3) the reorganization, (4) this offering and the application of the net proceeds therefrom and (5) certain other adjustments described under “Unaudited Pro Forma Financial Information,” as if they had each occurred on January 1, 2006. The pro forma income statement information for the six months ended June 30, 2007 gives effect to the completion of (1) our acquisition of RSMC and the incurrence of debt to finance that acquisition, (2) the reorganization, (3) this offering and the application of the net proceeds therefrom and (4) certain other adjustments described under “Unaudited Pro Forma Financial Information,” as if they had each occurred on January 1, 2006. The pro forma financial information does not give effect to any of our other acquisitions since January 1, 2006, including BNGA, Safeguard, Parallax and NUKEM, except to the extent that the acquired companies’ results of operations are included in our historical financial statements, because these acquisitions do not meet significance thresholds set forth by the rules of the U.S. Securities and Exchange Commission, or SEC. The pro forma income statement information also does not give effect to certain other items described under “Unaudited Pro Forma Financial Information.”

The unaudited pro forma financial information has been prepared based upon available information and assumptions that we believe are reasonable. However, the pro forma financial information is presented for illustrative and informational purposes only and does not purport to represent what our results of operations or financial condition would have actually been if the pro forma transactions had occurred on the assumed dates nor are they necessarily indicative of our future performance.

You should read the following information together with the financial statements and accompanying notes of EnergySolutions, Duratek and RSMC included elsewhere in this prospectus, as well as the information contained under “Risk Factors,” “Reorganization,” “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Information,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions.”

	Predecessor		EnergySolutions				Pro Forma
	Year Ended December 31, 2004	One Month Ended January 31, 2005	Eleven Months Ended December 31, 2005(1)	Year Ended December 31, 2006(2)	Six Months Ended June 30, 2006(3)	Six Months Ended June 30, 2007(4)	Year Ended December 31, 2006	Six Months Ended June 30, 2007
		(in thousands of dollars, except per share data)
Income Statement Data:
Revenues	$226,684	$21,914	$348,192	$427,103	$172,379	$275,858	$1,807,070	$987,871
Cost of revenues	85,773	7,382	134,350	235,867	84,060	199,369	1,517,349	865,641

Gross profit	140,911	14,532	213,842	191,236	88,319	76,489	289,721	122,230
Selling, general and administrative expenses	28,256	967	44,595	101,262	42,782	51,340	135,258	57,839
Impairment of intangible assets	1,205	—	3,000	—	—	—	—	—

Income from operations	111,450	13,565	166,247	89,974	45,537	25,149	154,463	64,391
Interest expense	—	—	49,736	68,566	36,860	30,711	63,779	31,220
Other income, net	130	13	1,474	3,113	4,434	558	3,526	558

Income (loss) before income taxes	111,580	13,578	117,985	24,521	13,111	(5,004)	94,210	33,729
Income tax (benefit) expense	—	—	—	(2,342)	2,295	(652)	31,928	10,194

Net income (loss)	$111,580	$13,578	$117,985	$26,863	$10,816	$(4,352)	$62,282	$23,535

Unaudited pro forma earnings per share data(5):
Basic earnings per share				$0.20		$(0.04)	$0.72	$0.27
Diluted earnings per share				$0.20		$(0.04)	$0.72	$0.27
Number of shares used in per share calculations:
Basic				75,150		75,150	87,000	87,000
Diluted				75,150		75,150	87,000	87,000
Other Data:
EBITDA(6)	$119,511	$13,751	$189,967	$121,715	$63,256	$44,634	$201,709	$88,457
Amortization of intangible assets(7)	$—	$—	$10,917	$16,589	$6,969	$9,826	$28,240	$14,407
Capital expenditures(8)	$4,985	$393	$33,198	$23,910	$13,138	$3,532	$23,910	$3,532

	As of December 31, 2006	As of June 30, 2007
		Actual	Pro Forma
	(in thousands of dollars)
Balance Sheet Data:
Working capital(9)	$32,470	$100,088	$102,377
Cash and cash equivalents	$4,641	$26,382	$26,382
Total assets	$1,157,205	$1,632,467	$1,627,258
Total debt	$764,167	$925,167	$726,367

(1)	Includes the results of a major contract that contributed $105.4 million in revenues to our LP&D segment during 2005, but generated no significant revenues in 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(2)	Includes the results of operations of BNGA, Duratek and Safeguard from the dates of their acquisitions in February 2006, June 2006 and December 2006, respectively.
(3)	Includes the results of operations of BNGA and Duratek from the dates of their acquisitions in February 2006 and June 2006, respectively.
(4)	Includes the results of operations of Parallax, Inc. and RSMC from the dates of their acquisitions in January 2007 and June 2007, respectively.
(5)	Prior to the reorganization, as more fully described under “Reorganization,” we conducted our operations as a limited liability company, and our equity structure consisted of member interests. For the purposes of this summary, we have presented the share and per share information for EnergySolutions to reflect retroactively the impact of the reorganization and the resulting number of shares of common stock for the year ended December 31, 2006 and the six months ended June 30, 2007. Additionally, for the pro forma columns that present the effects of this offering, we have adjusted the pro forma share and per share information to reflect the shares to be issued in this offering. We also have reflected pro forma income tax expense of $9.3 million and an income tax benefit of $1.9 million for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively, as a result of our change from a limited liability company to a “C” corporation in connection with the reorganization.
(6)	We define EBITDA as income before interest, taxes, depreciation and amortization. We use EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed with our GAAP results and the following reconciliation, we believe provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. EBITDA assists us in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of our management team (taxes) from our results of operations.

EBITDA should not be considered as a substitute for net income or income from operations, as determined in accordance with GAAP. EBITDA is not defined by GAAP and you should not consider it in isolation or as a substitute for analyzing our results as reported under GAAP. EBITDA has limitations as an analytical tool, including the following:

•	EBITDA does not reflect our interest expense;

•

although depreciation and amortization are non-cash expenses in the period recorded, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect the cash requirements for such replacements;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes; and

•	other companies may calculate EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as the primary measure of our operating performance of our business. We strongly urge you to review the GAAP financial measures included in this prospectus, our consolidated financial statements, including the notes thereto, our pro forma financial statements, and the other financial information contained in this prospectus, and not to rely on any single financial measure to evaluate our business.

The following is a reconciliation of net income to EBITDA:

	Predecessor		EnergySolutions				Pro Forma
	Year Ended December 31, 2004	One Month Ended January 31, 2005	Eleven Months Ended December 31, 2005(1)	Year Ended December 31, 2006(2)	Six Months Ended June 30, 2006(3)	Six Months Ended June 30, 2007(4)	Year Ended December 31, 2006	Six Months Ended June 30, 2007
	(in thousands of dollars)
Net income	$111,580	$13,578	$117,985	$26,863	$10,816	$(4,352)	$62,282	$23,535
Interest expense	—	—	49,736	68,566	36,860	30,711	63,779	31,220
Income tax (benefit) expense	—	—	—	(2,342)	2,295	(652)	31,928	10,194
Depreciation	7,931	173	11,329	12,039	6,316	9,101	15,480	9,101
Amortization(a)	—	—	10,917	16,589	6,969	9,826	28,240	14,407

EBITDA	$119,511	$13,751	$189,967	$121,715	$63,256	$44,634	$201,709	$88,457

(a)	Represents the non-cash amortization of intangible assets such as permits, technology, customer relationships and non-compete agreements acquired through the acquisition of our predecessor by the Sponsors in 2005 and our acquisitions of BNGA and Duratek in 2006 and RSMC in 2007. Portions of this non-cash amortization expense are included in both cost of revenues and selling, general and administrative expenses.

(7)	Represents the non-cash amortization of intangible assets such as permits, technology, customer relationships and non-compete agreements acquired through the acquisition of our predecessor by the Sponsors in 2005 and our acquisitions of BNGA and Duratek in 2006 and RSMC in 2007. Portions of this non-cash amortization expense are included in both cost of revenues and selling, general and administrative expenses. Our amortization costs related to intangible assets increased from 2005 to 2006 as a result of our acquisitions of BNGA and Duratek and increased again on a pro forma basis as a result of our acquisition of RSMC.
(8)	We completed several significant capital improvements in 2005 and 2006, including the installation of a new metal shredder, rail handling loop and rotary dump at our Clive facility. We have budgeted approximately $16 million for capital expenditures in 2007, relating primarily to maintenance at our facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures.”
(9)	Consists of current assets, less current liabilities.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before making an investment in our company. If any of the following risks actually occur, our business, results of operations or financial condition may be adversely affected. In such an event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Business

We and our customers operate in a highly regulated industry that requires us and them to obtain, and to comply with, national, state and local government permits and approvals.

We and our customers operate in a highly regulated environment. Our facilities are required to obtain, and to comply with, national, state and local government permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or approvals may adversely affect our operations by temporarily suspending our activities or curtailing our work and may subject us to penalties and other sanctions. Although existing licenses are routinely renewed by various regulators, renewal could be denied or jeopardized by various factors, including:

•	failure to provide adequate financial assurance for decommissioning or closure;

•	failure to comply with environmental and safety laws and regulations or permit conditions;

•	local community, political or other opposition;

•	executive action; and

•	legislative action.

In addition, if new environmental or other legislation or regulations are enacted or existing legislation or regulations are amended or are interpreted or enforced differently, we or our customers may be required to obtain additional operating permits or approvals. Changes in requirements imposed by our environmental or other permits may lead us to incur additional expenses by requiring us to change or improve our waste management technologies and services to achieve and maintain compliance. There can be no assurance that we will be able to meet all potential regulatory changes.

We and our customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect our customers and us.

We and our customers operate in a politically sensitive environment. The risks associated with radioactive materials and the public perception of those risks can affect our business. Various public interest groups frequently oppose the operation of disposal sites for radioactive materials such as our Clive, Utah and Barnwell, South Carolina facilities. For example, public interest groups and the governor of Utah recently have made public statements regarding their desire to limit the source and volume of radioactive materials that we process and dispose at our Clive facility. If any such efforts to limit our Clive operations were successful, then our business would suffer. Even if these types of efforts are unsuccessful, public criticisms of our business resulting from these efforts could harm our reputation, and our stock price could suffer.

Opposition by third parties to particular projects can delay or prohibit the construction of new nuclear power plants and can limit the operation of nuclear reactors or the handling and disposal of radioactive materials. Adverse public reaction to developments in the use of nuclear power or the disposal of radioactive materials, including any high profile incident involving the discharge of radioactive materials, could directly affect our customers and indirectly affect our business. In the past, adverse public reaction, increased regulatory scrutiny and litigation have contributed to extended construction periods for new nuclear reactors, sometimes extending construction schedules by decades or more, contributing to the result that no new reactor has been ordered since the 1970s. Adverse public reaction also could lead to increased regulation or outright prohibition, limitations on the activities of our customers, more onerous operating requirements or other conditions that could have a material adverse impact on our customers’ and our business.

Our business depends on the continued operation of our Clive, Utah facility.

Our disposal facility in Clive, Utah is a strategic asset and is vital to our business. This facility is the largest privately owned commercial facility for the disposal of LLRW in the United States, and contributed 13.6% and 6.9% of our pro forma revenues for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. Because of the greater profitability of the Clive facility in comparison with the rest of our business, a loss of revenue from Clive would have a disproportionate impact on our gross profit and gross margin. The Clive facility is subject to the normal hazards of operating any disposal facility, including accidents and natural disasters. In addition, access to the facility is limited, and any interruption in rail or other transportation services to and from the facility will affect our ability to operate the facility. Our Clive facility is highly regulated and subject to extensive licensing and permitting requirements and continuous air and ground water monitoring. Changes in federal, state or local regulations, including changes in the interpretation of those regulations, can affect our ability to operate the facility. Legislative or executive branch statements or actions by state or federal government agencies may affect facility capacity, expansion or extension of the Clive facility. Such actions have occurred in the past and may hinder, delay or stop shipments to the facility, which could seriously impair our ability to execute disposal projects and significantly reduce future revenues. We believe that we have sufficient capacity for approximately 19 years of operations based on our estimate of lower future disposal volumes than experienced in recent years, our ability to optimize disposal capacity utilization and our assumption that we will obtain a license amendment to convert a disposal cell originally intended for 11e(2) waste to Class A LLRW. If we are unable to obtain the license amendment, our projected capacity to dispose of Class A LLRW would be materially reduced. If future disposal volumes increase beyond our expectations or if our other assumptions prove to be incorrect, then the remaining capacity at Clive would be exhausted more quickly than projected.

Any interruption in our operation of the Clive facility or decrease in the effective capacity of the facility would adversely affect our business, and any prolonged disruption in the operation of the facility or reduction in the capacity or useful life of the facility would have a material adverse effect on our business, financial condition and results of operations.

Our quarterly operating results may fluctuate significantly, which could have a negative effect on the price of our common stock.

Our quarterly operating results may fluctuate significantly because of a number of factors, including:

•	the seasonality of our contracts, the spending cycle of our government customers and the spending patterns of our commercial customers;

•	the number and significance of projects commenced and completed during a quarter;

•	unanticipated changes in contract performance, particularly with contracts that have funding limits;

•	the timing of resolutions of change orders, requests for equitable adjustments and other contract adjustments;

•	decisions by customers to terminate our contracts;

•	delays incurred in connection with a project;

•	seasonal variations in shipments of radioactive materials;

•	weather conditions that delay work at project sites;

•	the timing of expenses incurred in connection with acquisitions or other corporate initiatives;

•	staff levels and utilization rates;

•	changes in the prices of services offered by our competitors; and

•	general economic or political conditions.

Fluctuations in quarterly results could have a negative effect on the price of our common stock.

Our international operations involve risks that could have a material adverse effect on our results of operations.

For the year ended December 31, 2006, we derived 70.0% and 22.9% of our pro forma revenues and pro forma gross profit, respectively, from our operations outside of North America. Our business is dependent on the success of our international operations, and we expect that our international operations will continue to account for a significant portion of our total revenues. Our international operations are subject to a variety of risks, including:

•	recessions in foreign economies and the impact on our costs of doing business in those countries;

•	difficulties in staffing and managing foreign operations;

•	unexpected changes in regulatory requirements;

•	foreign currency fluctuations;

•	the adoption of new, and the expansion of existing, trade restrictions;

•	acts of war and terrorism;

•	the ability to finance efficiently our foreign operations;

•	social, political and economic instability;

•	increases in taxes;

•	limitations on the ability to repatriate foreign earnings; and

•	natural disasters or other crises.

Changes in existing environmental and other laws, regulations and programs could affect our business.

A significant amount of our business processing and disposing of radioactive materials derives directly or indirectly as a result of existing national and state laws, regulations and programs related to pollution and environmental protection. National, state and local environmental legislation and regulations require substantial expenditures and impose liabilities for noncompliance. Accordingly, a real or perceived relaxation or repeal of these laws and regulations, or changes in government policies regarding the funding, implementation or enforcement of these programs, could result in a material decline in demand for nuclear services. The ultimate impact of the proposed changes will depend upon a number of factors, including the overall strength of the economy and the industry’s views on the cost-effectiveness of remedies available under the changed laws and regulations.

Our operations are subject to taxation by the U.S. and U.K. governments, the State of Utah, Tooele County, Utah and other foreign governments. In the event of a material increase in our taxes resulting from an increase in our effective tax rate or change in our scheme of taxation, we may not have the ability to pass on the effect of such increase to our customers and, as a result, our stockholders could bear the burden of any such tax increase. The risk of a material tax increase may be exacerbated by political pressure to limit our operations. See “—We and our customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect our customers and us.”

Our facilities are also subject to political actions by government entities which can reduce or completely curtail their operations. For example, on July 1, 2008, as currently contemplated under South Carolina law, the State of South Carolina plans to close the Barnwell disposal site to customers outside of the Atlantic Compact States of South Carolina, New Jersey and Connecticut. Although we do not expect the Barnwell closure to be significant to our revenues or net income, political pressures to reduce or curtail other operations could have a material adverse effect on our results of operations.

Our life-of-plant contracts may not remain effective through a nuclear power plant’s decontamination and decommissioning.

Although our “life-of-plant” contracts are intended to provide us with revenue streams from the processing and disposal of substantially all LLRW and MLLW generated over the remaining lives of nuclear power plants operated by our commercial power and utility customers, and ultimately waste disposal revenue streams when the plants are shut down, these contracts may not actually remain effective for that entire period. A typical “life-of-plant” contract may terminate before D&D because the contract may:

•	have a shorter initial term than the useful life of the plant and the contract may not be extended by the utility;

•	include a provision that allows the customer to terminate the contract after a certain period of time or upon certain events;

•	allow for renegotiation of pricing terms if market conditions change; and

•	allow for renegotiation of pricing terms based on increases in taxes and pass-through or other costs.

The early termination or renegotiation of a life-of-plant contract may reduce our revenues and profits. In addition, life-of-plant contracts may expose us to liability in the event that government bodies limit our ability to accept radioactive materials by capping the capacity of one or more of our disposal facilities or taking other actions.

We may not be successful in winning new business mandates from our government and commercial customers.

We must be successful in winning new business mandates from our government and commercial customers to replace revenues from projects that are nearing completion and to increase our revenues. Our business and operating results can be adversely affected by the size and timing of a single material contract. For example, during 2005, we were the primary subcontractor to Kaiser-Hill Company, LLC for the transportation and disposal of LLRW, MLLW and other contaminated materials from the DOE’s Rocky Flats Environmental Technology site near Denver, Colorado. Pursuant to this contract, we generated $105.4 million of revenues during 2005. The DOE declared the clean-up complete in October 2005, and we generated no significant revenues from Rocky Flats in 2006.

Our business strategy includes bidding on government contracts as a lead prime contractor in a consortium. We expect to bid on a significant portion of the approximately $54.7 billion of federal nuclear services contracts that we estimate will be awarded within the next five years. In the past, we have operated primarily as a subcontractor or in a minority position on a prime contractor team. In pursuing a lead prime contractor role, we will be competing directly with a number of large national and regional nuclear services firms that may possess or develop technologies superior to our technologies and have greater financial, management and marketing resources than we do. Many of these companies also have long-established customer relationships and reputations. As a result, we may not be successful in being awarded the lead prime contractor role for any of these contracts.

We may fail to win re-bids in the United Kingdom for the Southern and Northern Region decommissioning contracts currently held by our subsidiary RSMC.

The current NDA contracts held by RSMC through its subsidiary, Magnox Electric, extend to March 31, 2009 in relation to the Southern Region sites and March 31, 2011 for the Northern Region sites and will be put out for re-bid ahead of their termination dates. During the contract year end March 31, 2007, the Southern and

Northern regions received funding from the NDA of approximately £278 million ($526.2 million) and £317 million ($600.0 million), respectively, and in the fiscal year ended March 31, 2007, RSMC recognized revenues of £668 million ($1.3 billion). We expect the competition for these contracts to be intense, and our failure to win the re-bid of either or both contracts would have a material adverse effect on our results of operations. Furthermore, we intend to pursue these re-bids in partnership with other contractors. For instance, we have entered into an agreement to team with Jacobs Engineering Corporation to re-bid on the Southern Region pursuant to which Jacobs would be a 35% partner. Our failure to win the re-bids could have an adverse effect on our business and results of operations.

The loss of one or a few customers could have an adverse effect on us.

One or a few government and commercial customers have in the past and may in the future account for a significant portion of our revenues in any one year or over a period of several consecutive years. For example, the NDA accounts for virtually all of our revenue in the International segment (which is our largest segment based on 2006 pro forma revenue contribution). For the year ended December 31, 2006, 69.9% of our pro forma revenues were from contracts funded by the NDA. In addition, in 2006, we had contracts with various offices within the DOE, including with the Office of Environmental Management, the Office of Civilian Radioactive Waste Management, the National Nuclear Security Administration and the Office of Nuclear Energy. For the year ended December 31, 2006, 13.8% of our pro forma revenues were from contracts funded by the DOE. Because customers generally contract with us for specific projects, we may lose these significant customers from year to year as their projects with us are completed. Our inability to replace this business with other projects could have an adverse effect on our business and results of operations.

The elimination or any modification of the Price-Anderson Act’s indemnification authority could have adverse consequences for our business.

In the United States, the Atomic Energy Act of 1954, as amended, or the AEA, comprehensively regulates the manufacture, use and storage of radioactive materials. Section 170 of the AEA, which is known as the Price-Anderson Act, supports the nuclear services industry by offering broad indemnification to commercial nuclear power plant operators and DOE contractors for liabilities arising out of nuclear incidents at power plants licensed by the NRC and at DOE nuclear facilities. That indemnification protects not only the NRC licensee or DOE prime contractor, but also companies like us that work under contract or subcontract for a licensed power plant or under a DOE prime contract or transporting radioactive material to or from a site. The indemnification authority of the NRC and DOE under the Price-Anderson Act was extended through 2025 by the Energy Policy Act of 2005.

The Price-Anderson Act’s indemnification provisions generally do not apply to our processing and disposal facilities, and do not apply to all liabilities that we might incur while performing services as a contractor for the DOE and the nuclear energy industry. If an incident or evacuation is not covered under Price-Anderson Act indemnification, we could be held liable for damages, regardless of fault, which could have an adverse effect on our results of operations and financial condition. In connection with international transportation of toxic, hazardous and radioactive materials, it is possible for a claim to be asserted which may not fall within the indemnification provided by the Price-Anderson Act. If such indemnification authority is not applicable in the future, our business could be adversely affected if the owners and operators of new facilities fail to retain our services in the absence of commercially adequate insurance and indemnification.

Our existing and future customers may reduce or halt their spending on nuclear services from outside vendors, including us.

A variety of factors may cause our existing or future customers to reduce or halt their spending on nuclear services from outside vendors, including us. These factors include, but are not limited to:

•	accidents, terrorism, natural disasters or other incidents occurring at nuclear facilities or involving shipments of nuclear materials;

•	disruptions in the nuclear fuel cycle, such as insufficient uranium supply or conversion;

•	the financial condition and strategy of the owners and operators of nuclear reactors;

•	civic opposition to or changes in government policies regarding nuclear operations; or

•	a reduction in demand for nuclear generating capacity.

These events also could adversely affect us to the extent that they result in the reduction or elimination of contractual requirements, the suspension or reduction of nuclear reactor operations, the reduction of supplies of nuclear raw materials, lower demand for nuclear services, burdensome regulation, disruptions of shipments or production, increased operational costs or difficulties or increased liability for actual or threatened property damage or personal injury.

Economic downturns and reductions in government funding could have a negative impact on our businesses.

Demand for our services has been, and we expect that demand will continue to be, subject to significant fluctuations due to a variety of factors beyond our control, including economic conditions. During economic downturns, the ability of private and government entities to make expenditures on nuclear services may decline significantly. We cannot be certain that economic or political conditions will be generally favorable or that there will not be significant fluctuations adversely affecting our industry as a whole. In addition, our operations depend, in part, upon government funding, particularly funding levels at the NDA or DOE. Significant changes in the level of government funding (for example, the annual budget of the NDA or DOE) or specifically mandated levels for different programs that are important to our business could have an unfavorable impact on our business, financial position, results of operations and cash flows. For example, the U.K. government reduced funding to the NDA in 2007 compared to 2006. In addition, our revenues for the year ended December 31, 2006 were adversely affected by the U.S. Congress’ failure to pass a bill appropriating funds to the DOE, which resulted in the delay of the West Valley Demonstration Project from the fourth quarter of 2006 to the second quarter of 2007.

As a government contractor, we are subject to extensive government regulation, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

Our government contracts, which are primarily with the NDA and the DOE, are a significant part of our business. Allowable costs under U.S. government contracts are subject to audit by the U.S. government. Similarly, some U.K. contracts are subject to audit by U.K. regulatory authorities, including the NDA. If these audits result in determinations that costs claimed as reimbursable are not allowed costs or were not allocated in accordance with applicable regulations, we could be required to reimburse government authorities for amounts previously received.

Government contracts are often subject to specific procurement regulations, contract provisions and a variety of other requirements relating to the formation, administration, performance and accounting of these contracts. Many of these contracts include express or implied certifications of compliance with applicable regulations and contractual provisions. We may be subject to qui tam litigation brought by private individuals on behalf of the government under the Federal Civil False Claims Act, which could include claims for up to treble damages. Additionally, we may be subject to the Truth in Negotiations Act, which requires certification and disclosure of all factual costs and pricing data in connection with contract negotiations. If we fail to comply with any regulations, requirements or statutes, our existing government contracts could be terminated or we could be suspended from government contracting or subcontracting. If one or more of our government contracts are terminated for any reason, or if we are suspended or debarred from government work, we could suffer a significant reduction in expected revenues and profits. Furthermore, as a result of our government contracting, claims for civil or criminal fraud may be brought by the government for violations of these regulations, requirements or statutes.

Our commercial customers may decide to store radioactive materials on-site rather than contract with us to transport, process and dispose of the radioactive materials at one of our off-site facilities.

Our LP&D segment’s results of operations may be affected by the decisions of our commercial customers to store radioactive materials on-site. There has been little regulatory, political or economic pressure for commercial utilities and power companies to dispose of radioactive materials at off-site facilities. Some of these commercial entities have the ability to store radioactive materials generated by their operations on-site, instead of contracting with an outside service provider, such as EnergySolutions, to transport, process and dispose of the radioactive materials at an off-site location, such as our Clive facility. The decision to store radioactive materials on-site rather than contracting to dispose of them at an off-site facility may be influenced by the accounting treatment for radioactive materials. Currently, the liability for the disposal of radioactive materials stored on-site may be capitalized on the owner’s balance sheet and amortized over the expected on-site storage period. In contrast, radioactive materials shipped off-site for disposal are expensed during the period in which the materials are shipped off-site. In addition, the NRC is reviewing a proposal to permit operators of nuclear reactors to access decommissioning funds for transportation and disposal of retired large components. If adopted, this proposal could provide operators of nuclear reactors with an incentive to transport, process and dispose of radioactive materials at an off-site location. Conversely, failure of the proposal to be adopted could have an adverse impact on the prospects for our Commercial and LP&D segments.

We may not be successful in entering into license stewardship arrangements with owners and operators of shut-down nuclear reactors.

We are marketing our license stewardship solution to the owners and operators of shut-down nuclear reactors in SAFSTOR or monitored storage. Although we believe that our license stewardship initiative is an attractive alternative to deferring decommissioning and related risks to the reactor owner, including future cost increases and the future availability of disposal capacity, the following factors may adversely affect our license stewardship initiative:

•

owners and operators of shut-down nuclear reactors have the option of maintaining their reactors in SAFSTOR or monitored storage, allowing their decommissioning trust funds to grow and eventually pursue a D&D program in the future;

•

uncertainty regarding the appropriate tax and regulatory treatment of aspects of our license stewardship initiative may prevent owners and operators of nuclear power plants from entering into these kinds of arrangements with us;

•	if a plant’s decommissioning trust fund has decreased or failed to grow, the fund may not be large enough to make license stewardship economically feasible;

•	we may fail to obtain the necessary approvals and licenses from the NRC and the applicable state public utility commission on terms we find acceptable;

•

as the owner of the reactor assets and the holder of the NRC license, we may be subject to unforeseen environmental liabilities, including fines for non-compliance with environmental requirements and costs associated with the clean-up of unanticipated contamination; and

•	if we underestimate the costs or timing of D&D activities at a particular site, the project may not be profitable for us.

Our inability to successfully enter into license stewardship arrangements may have an unfavorable impact on our business, financial position, results of operations and cash flows.

We are subject to liability under environmental laws and regulations.

We are subject to a variety of environmental, health and safety laws and regulations governing, among other things, discharges to air and water, the handling, storage and disposal of hazardous or radioactive materials and wastes, the remediation of contamination associated with releases of hazardous substances and human health and safety. These laws and regulations and the risk of attendant litigation can cause significant delays to a project and add significantly to its cost. Our projects often involve highly regulated materials, including hazardous and radioactive materials and wastes. Environmental laws and regulations generally impose limitations and standards for regulated materials and require us to obtain permits and licenses and comply with various other requirements. Fees associated with such environmental permits and licenses can be costly. In addition, the improper characterization, handling, testing, transportation or disposal of regulated materials or any other failure to comply with these environmental, health and safety laws, regulations, permits or licenses have resulted in fines or penalties from time to time and could subject us and our management to civil and criminal penalties, the imposition of investigatory or remedial obligations or the issuance of injunctions that could restrict or prevent our operations. These laws and regulations may also become more stringent, or be more stringently enforced, in the future.

Various national, state and local environmental laws and regulations, as well as common law, may impose liability for property damage and costs of investigation and clean-up of hazardous or toxic substances on property currently or previously owned by us or arising out of our waste management, environmental remediation or nuclear D&D activities. These laws may impose responsibility and liability without regard to knowledge of or causation of the presence of contaminants. The liability under these laws can be joint and several, meaning liability for the entire cost of clean-up can be imposed upon any responsible party. We have potential liabilities associated with our past radioactive materials management activities and with our current and prior ownership of various properties. The discovery of additional contaminants or the imposition of unforeseen clean-up obligations at these or other sites could have an adverse effect on our results of operations and financial condition.

When we perform our services, our personnel and equipment may be exposed to radioactive and hazardous materials and conditions. We may be subject to liability claims by employees, customers and third parties as a result of such exposures. In addition, we may be subject to fines, penalties or other liabilities arising under environmental or safety laws. Although to date we have been able to obtain liability insurance for the operation of our business, there can be no assurance that our existing liability insurance is adequate or that it will be able to be maintained or that all possible claims that may be asserted against us will be covered by insurance. A partially or completely uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on our results of operations and financial condition.

Our operations involve the handling, transportation and disposal of radioactive and hazardous materials and could result in liability without regard to our fault or negligence.

Our operations involve the handling, transportation and disposal of radioactive and hazardous materials. Failure to properly handle these materials could pose a health risk to humans or animals and could cause personal injury and property damage (including environmental contamination). If an accident were to occur, its severity could be significantly affected by the volume of the materials and the speed of corrective action taken by emergency response personnel, as well as other factors beyond our control, such as weather and wind conditions. Actions taken in response to an accident could result in significant costs.

In our contracts, we seek to protect ourselves from liability associated with accidents, but there is no assurance that such contractual limitations on liability will be effective in all cases or that our, or our customers’, insurance will cover all the liabilities we have assumed under those contracts. The costs of defending against a claim arising out of a nuclear incident or precautionary evacuation, and any damages awarded as a result of such a claim, could adversely affect our results of operations and financial condition.

We maintain insurance coverage as part of our overall risk management strategy and due to requirements to maintain specific coverage in our financing agreements and in many of our contracts. These policies do not protect us against all liabilities associated with accidents or for unrelated claims. In addition, comparable insurance may not continue to be available to us in the future at acceptable prices, or at all.

We are engaged in highly competitive businesses and typically must bid against other competitors to obtain major contracts.

We are engaged in highly competitive businesses in which most of our government contracts and some of our commercial contracts are awarded through competitive bidding processes. We compete with national and regional firms with nuclear services practices, as well as small or local contractors. Some of our competitors have greater financial and other resources than we do, which can give them a competitive advantage. In addition, even if we are qualified to work on a new government contract, we might not be awarded the contract because of existing government policies designed to protect small businesses and underrepresented minority contractors. Competition also places downward pressure on our contract prices and profit margins. Intense competition is expected to continue for nuclear service contracts, challenging our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share and experience an overall reduction in our profits. In the event that a competitor is able to obtain the necessary permits, licenses and approvals to operate a new commercial LLRW disposal site, our business could be adversely affected. For example, Waste Control Specialists LLC, or WCS, filed a license application in August 2004 for an LLRW disposal facility in Andrews County, Texas.

Our historical financial statements do not fully reflect our results of operations as a newly combined company.

Our business today consists of a combination of recently acquired businesses. However, the historical financial statements included in this prospectus only reflect the results of the acquired businesses from the dates of their acquisition. Therefore, these financial statements do not fully reflect our operations as a combined business. Although the pro forma financial statements included in this prospectus give effect to our acquisitions of Duratek and RSMC, they do not give effect to any of the other businesses we have acquired since January 1, 2006, including BNGA, Safeguard, Parallax and NUKEM. Furthermore, the pro forma financial statements do not purport to represent what our results of operations or financial condition would have actually been if the pro forma transactions had occurred on the assumed dates nor are they necessarily indicative of our future performance. Furthermore, the financial statements for RSMC were prepared on a “carve-out” basis and include allocations for various expenses historically recorded by BNFL. Management considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of what RSMC’s results of operations or financial condition would have been had the business operated as a separate entity during the periods presented or for future periods.

Our business and operating results could be adversely affected by losses under fixed-price contracts.

Fixed-price contracts require us to perform all work under the contract for a specified lump-sum. Fixed-price contracts expose us to a number of risks not inherent in cost-reimbursable contracts, including underestimation of costs, ambiguities in specifications, unforeseen costs or difficulties, problems with new technologies, delays beyond our control, failures of subcontractors to perform and economic or other changes that may occur during the contract period.

Our use of proportional performance accounting could result in a reduction or elimination of previously reported profits.

A significant portion of our revenues are recognized using the proportional performance method of accounting. Generally, the proportional performance accounting practices we use result in recognizing contract revenues and earnings based on output measures, where estimable, or on other measures such as the proportion of costs incurred to total estimated contract costs. For some of our long-term contracts, completion is measured on estimated physical completion or units of production. The cumulative effect of revisions to contract revenues and estimated completion costs, including incentive awards, penalties, change orders, claims and anticipated losses, is recorded in the accounting period in which the amounts are known or can be reasonably estimated. Due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates. A significant downward revision to our estimates could result in a material charge to our results of operations in the period of such a revision.

Acquisitions that we pursue may present unforeseen integration obstacles and costs, increase our debt and negatively impact our performance.

Our growth strategy includes selective acquisitions of other nuclear services businesses, both domestic and international, that enhance our existing portfolio of services and strengthen our relationships with our government and commercial customers. In 2007, we already have completed the acquisitions of RSMC, Parallax and NUKEM. We are currently considering a number of additional acquisitions, one or more of which, if consummated, would be material. We cannot give any assurance as to whether any such transaction would be completed or as to the price, terms or timetable on which we may do so. If we are able to consummate any such acquisition, it could result in dilution of our earnings, an increase in indebtedness or other consequences that could be adverse.

The expense incurred in consummating acquisitions, or our failure to integrate such businesses successfully into our existing businesses, could result in our incurring unanticipated expenses and losses. Furthermore, we may not be able to realize anticipated benefits from acquisitions. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with our acquisition strategy include:

•	potential disruption of our ongoing business and distraction of management;

•	unexpected loss of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

We may not be able to identify suitable acquisition targets or negotiate attractive terms in the future. In addition, our ability to complete acquisitions is limited by covenants in our credit facilities and our financial resources, including available cash and borrowing capacity. If we are unable to make successful acquisitions, our ability to grow our business could be adversely affected.

Our success depends on attracting and retaining qualified personnel in a competitive environment.

Our operations require the services of highly qualified managerial and business development personnel, skilled technology specialists and experts in a wide range of scientific, engineering and health and safety fields. Partly because no new nuclear reactors have commenced construction since the mid-1970s, there has been a limited number of qualified students graduating from universities with specialized nuclear engineering or nuclear science-based degrees. As a result, the nuclear services industry is experiencing a shortage of qualified personnel. We face increasing competition and expense to attract and retain such personnel. Loss of key personnel or failure to attract personnel to expand our operations could have an adverse effect on our ability to operate our business and execute our business strategy.

Our failure to maintain our safety record could have an adverse effect on our business.

Our safety record is critical to our reputation. In addition, many of our government and commercial customers require that we maintain certain specified safety record guidelines to be eligible to bid for contracts with these customers. Furthermore, contract terms may provide for automatic termination in the event that our safety record fails to adhere to agreed-upon guidelines during performance of the contract. As a result, our failure to maintain our safety record could have a material adverse effect on our business, financial condition and results of operations.

An impairment charge could have a material adverse effect on our financial condition and results of operations.

Under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, we are required to test acquired goodwill for impairment on an annual basis based upon a fair value approach, rather than amortizing it over time. Goodwill represents the excess of the amount we paid to acquire our subsidiaries and other businesses over the fair value of their net assets at the date of the acquisition. We have chosen to perform our annual impairment reviews of goodwill at the end of the first quarter of each fiscal year. We also are required to test goodwill for impairment between annual tests if events occur or circumstances change that would more likely than not reduce our enterprise fair value below its book value. In addition, we are required to test our finite-lived intangible assets for impairment if events occur or circumstances change that would indicate the remaining net book value of the finite-lived intangible assets might not be recoverable. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business, potential government actions towards our facilities and other factors. If the fair market value of our reporting units is less than their book value, we could be required to record an impairment charge. The valuation of reporting units requires judgment in estimating future cash flows, discount rates and other factors. In making these judgments, we evaluate the financial health of our business, including such factors as industry performance, changes in technology and operating cash flows. The amount of any impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

In June 2006, we acquired Duratek for an aggregate purchase price of $440.8 million. Goodwill recognized for this acquisition was $311.3 million. We paid a premium in excess of the fair value of the net tangible and identified intangible assets of $216.9 million. We were willing to pay this premium as a result of our identification of significant synergies that we expect to realize through the acquisition. However, if we determine that we are not able to realize these expected synergies and determine that the fair value of the assets acquired is less than the book value of those assets, then we would have to recognize an impairment to goodwill as a current-period expense. Because of the significant amount of goodwill recognized in the Duratek acquisition, an impairment of that goodwill could result in a material expense and could result in a decrease in the market price of our common stock.

As of June 30, 2007, we had $521.9 million of goodwill and $398.1 million of finite-lived intangible assets. As of June 30, 2007, the identification and valuation of finite-lived intangible assets related to RSMC had not been completed. At such time that the identification and valuation is complete, this asset will be allocated between identifiable intangible assets and goodwill. Our goodwill and other intangible assets collectively represented 56.4% of our total assets of $1.6 billion as of June 30, 2007.

If we guarantee the timely completion or performance standards of a project, we could incur additional costs to cover our guarantee obligations.

In some instances, we guarantee a customer that we will complete a project by a scheduled date. For example, in connection with our license stewardship initiative, we guarantee that we will complete the decommissioning of a nuclear power plant that is currently shut down within both a particular time frame and budget. We also sometimes guarantee that a project, when completed, will achieve certain performance standards. If we fail to complete the project as scheduled or if the project fails to meet guaranteed performance standards, we may be held responsible for the impact to the customer resulting from any delay or for the cost of further work to achieve the performance standards, generally in the form of contractually agreed-upon penalty provisions. As a result, the project costs could exceed our original estimate, leading to reduced profits or a loss for that project.

We have substantial debt, which could adversely affect our financial condition and otherwise adversely affect our business and growth prospects.

As of June 30, 2007, the outstanding balance under our credit facilities was $925.2 million. Our substantial debt could have important consequences to us, including the following:

•	we must use a substantial portion of our cash flow from operations to pay interest on our debt, which reduces the funds available to us for other purposes;

•	our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

•	our flexibility in reacting to changes in the industry may be limited and we could be more vulnerable to adverse changes in our business or economic conditions in general; and

•	we may be at a competitive disadvantage to competitors that have less debt.

Borrowings under our credit facilities bear interest at variable rates. As of June 30, 2007, the weighted average interest rate under our credit facilities was 8.14%. At this rate and assuming an outstanding balance of $925.2 million as of June 30, 2007, our annual debt service obligations would be $82.9 million, consisting of $75.3 million of interest and $7.6 million of mandatory principal payments; however, due to optional prepayments made through June 30, 2007, no scheduled principal payments are required until after June 30, 2008. Subsequent to June 30, 2007, we repaid $58.0 million of our debt. We expect to use $198.8 million of the net proceeds of this offering to repay debt outstanding under our credit facilities. Assuming the completion of this offering on June 30, 2007 and the application of the net proceeds therefrom and the repayment of $58.0 million of debt subsequent to June 30, 2007, we would have had pro forma debt of $668.4 million as of June 30, 2007, and our annual interest expense would be $51.2 million. Based on the amount of debt outstanding and the interest rate at June 30, 2007, a hypothetical 1% increase in interest rates would increase our annual interest expense by approximately $6.7 million. If interest rates were to increase significantly, our ability to borrow additional funds may be reduced, our interest expense would significantly increase and the risks related to our substantial debt would intensify.

The agreements governing our debt restrict our ability to engage in certain business transactions.

The agreements governing the credit facilities restrict our ability to, among other things, engage in the following actions, subject to limited exceptions:

•	incur or guarantee additional debt;

•	declare or pay dividends to holders of our equity interests;

•	make investments;

•	incur or permit to exist liens;

•	enter into transactions with affiliates;

•	make material changes in the nature or conduct of our business;

•	merge or consolidate with, or sell substantially all of our assets to, other companies;

•	make capital expenditures; and

•	transfer or sell assets.

Our credit facilities also contain other covenants that are typical for credit facilities of this size, type and tenor, such as requirements that we meet specified maximum leverage and minimum cash interest coverage ratios. Our ability to make additional borrowings under our credit facilities depends upon satisfaction of these covenants. Our ability to comply with these covenants and requirements may be affected by events beyond our control.

Our failure to comply with obligations under our credit facilities could result in an event of default under the facilities. A default, if not cured or waived, could prohibit us from obtaining further loans under our credit facilities and permit the lenders thereunder to accelerate payment of their loans. If our debt is accelerated, we cannot be certain that we will have funds available to pay the accelerated debt or that we will have the ability to refinance the accelerated debt on terms favorable to us or at all. If we could not repay or refinance the accelerated debt, we could be insolvent and could seek to file for bankruptcy protection. Any such default, acceleration or insolvency would likely have a material adverse effect on the market value of our common stock.

We rely on intellectual property law and confidentiality agreements to protect our intellectual property. Our failure to protect our intellectual property rights could adversely affect our future performance and growth.

Protection of our proprietary processes, methods and other technology is important to our business. Failure to protect our existing intellectual property rights may result in the loss of valuable technologies. We rely on patent, trade secret, trademark and copyright law as well as judicial enforcement to protect such technologies. A majority of our patents relate to the development of new products and processes for the processing and disposal of radioactive materials. Our intellectual property could be challenged, invalidated, circumvented or rendered unenforceable.

We also rely upon unpatented proprietary nuclear expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. We generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, but these agreements are limited in duration and could be breached, and therefore they may not provide meaningful protection for our trade secrets or proprietary nuclear expertise. Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and nuclear expertise. Others may obtain knowledge of our trade secrets through independent development or other access by legal means. The failure of our intellectual property or confidentiality agreements to protect our processes, technology, trade secrets and proprietary nuclear expertise and methods could have an adverse effect on our business by jeopardizing our rights to use critical intellectual property.

In addition, effective intellectual property protection may be limited or unavailable in some foreign countries where we may pursue operations.

If our partners fail to perform their contractual obligations on a project or if we fail to coordinate effectively with our partners, we could be exposed to legal liability, loss of reputation and reduced profit on the project.

We often perform projects jointly with contractual partners. For example, we enter into contracting consortia and other contractual arrangements to bid and perform jointly on large projects. Success on these joint projects depends in part on whether our partners fulfill their contractual obligations satisfactorily. If any of our partners fails to perform its contractual obligations satisfactorily, we may be required to make additional investments and provide additional services in order to compensate for that partner’s failure. If we are unable to adequately address our partner’s performance issues, then our customer may exercise its right to terminate a joint project, exposing us to legal liability, loss of reputation and reduced profit.

Our collaborative arrangements also involve risks that participating parties may disagree on business decisions and strategies. These disagreements could result in delays, additional costs and risks of litigation. Our inability to successfully maintain existing collaborative relationships or enter into new collaborative arrangements could have a material adverse effect on our results of operations.

We conduct a portion of our operations through joint venture entities, over which we may have limited control.

We currently have equity interests in three joint ventures, UDS, LLC, Isotek Systems, LLC and LATA/Parallax Portsmouth, LLC, and may enter into additional joint ventures in the future. As with most joint venture arrangements, differences in views among the joint venture participants may result in delayed decisions or disputes. We also cannot control the actions of our joint venture partners, and we typically have joint and several liability with our joint venture partners under the applicable contracts for joint venture projects. These factors could potentially harm the business and operations of a joint venture and, in turn, our business and operations.

Operating through joint ventures in which we are minority holders results in us having limited control over many decisions made with respect to projects and internal controls relating to projects. These joint ventures may not be subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. As a result, internal control problems may arise with respect to the joint ventures.

Our dependence on subcontractors and equipment manufacturers could adversely affect us.

We rely on subcontractors and equipment manufacturers to complete our projects. For example, when providing D&D services to a government customer, we may rely on one or more subcontractors to conduct demolition work. To the extent that we cannot engage subcontractors or acquire equipment or materials to provide such services, our ability to complete the project in a timely fashion or at a given profit margin may be impaired. Our LP&D segment also enters into contracts with various railroads for the transportation of radioactive materials from project sites to our processing and disposal facilities. In the event that the railroads fail to deliver radioactive materials to our facilities on time, we could be forced to delay recognizing LP&D revenues until the time of delivery.

In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase those services, equipment or materials from another source at a higher price. This may reduce our profitability or result in a loss on the project for which the services, equipment or materials were needed.

Adequate bonding is necessary for us to win certain types of new work.

We are often required to provide performance and surety bonds to customers under fixed-price contracts. These bonds indemnify the customer if we fail to perform our obligations under the contract. If a bond is required for a particular project and we are unable to obtain it due to insufficient liquidity or other reasons, we will not be able to pursue that project. We have a bonding facility but, as is typically the case, the issuance of bonds under that facility is at the surety’s sole discretion. Moreover, due to events that affect the insurance and bonding markets generally, bonding may be more difficult to obtain in the future or may only be available at significant additional cost. There can be no assurance that bonds will continue to be available to us on reasonable terms. Our inability to obtain adequate bonding and, as a result, to bid on new work could have a material adverse effect on our business, financial condition and results of operations. As of June 30, 2007, we had $28.1 million of performance and surety bonds outstanding.

Risks Relating to this Offering and Ownership of Our Common Stock

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which an active trading market with adequate liquidity will develop. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase and the value of your shares may be impaired.

If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

As a public company, we will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy.

We have historically operated our business as a private company. After this offering, we will become obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Securities Exchange Act of 1934, as amended. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. We will also become subject to other reporting and corporate governance requirements, including the requirements of the New York Stock Exchange, or NYSE, and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will be required to:

•	prepare and distribute periodic public reports and other shareholder communications in compliance with our obligations under the federal securities laws and NYSE rules;

•	create or expand the roles and duties of our board of directors and committees of the board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above;

•	enhance our investor relations function; and

•	establish new internal policies, including those relating to disclosure controls and procedures.

These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could adversely affect our business or operating results. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired.

We will be a “controlled company” within the meaning of the NYSE rules. As a result, we will qualify for, and avail ourselves of, certain exemptions from NYSE corporate governance requirements.

Upon completion of this offering, the Sponsors will indirectly own a majority of our outstanding common stock. As a result, we will be a “controlled company” under the rules of the NYSE. As a “controlled company” under NYSE rules, we may elect not to comply with certain NYSE corporate governance requirements, including (1) that a majority of our board of directors consist of “independent directors,” as defined under the rules of the NYSE, (2) that we have a nominating/corporate governance committee that is composed entirely of independent directors and (3) that we have a compensation committee that is composed entirely of independent directors. Following this offering, we intend to avail ourselves of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements as long as we are a “controlled company.”

A significant stockholder controls the direction of our business. The concentrated ownership of our common stock may prevent you and other stockholders from influencing significant corporate decisions.

Upon completion of this offering, the Sponsors will have the ability to effectively control all matters requiring stockholder approval, including the nomination and election of directors and the determination of the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including amendments to our certificate of incorporation, potential mergers or acquisitions, asset sales and other significant corporate transactions.

The interests of the Sponsors may not coincide with the interests of the other holders of our common stock. For example, the Sponsors could cause us to make acquisitions that increase the amount of our debt, issue additional shares of common stock or sell revenue-generating assets. Each of the Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In addition, the Sponsors may delay or prevent a change of control of our company, even if a change of control would benefit our other stockholders, which could deprive our other stockholders of the opportunity to receive a premium for their common stock.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, standards that we will be required to meet in the course of preparing our 2008 financial statements. We do not currently have comprehensive documentation of our internal controls, nor do we document or test our compliance with these controls on a periodic basis in accordance with Section 404 of the Sarbanes-Oxley Act. Furthermore, we have not tested our internal controls in accordance with Section 404 and, due to our lack of documentation, such a test would not be possible to perform at this time.

We are in the early stages of addressing our internal control procedures to satisfy the requirements of Section 404, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. If, as a public company, we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to attest to the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules and may breach the covenants under our credit facilities. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in our financial statements is also likely to suffer if our independent registered public accounting firm reports a material weakness in our internal control over financial reporting.

In addition, we will incur incremental costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outlook.”

Our stock price may fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new services or announcements of significant contracts, acquisitions or capital commitments by us or our competitors;

•	regulatory or political developments;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	additions or departures of key personnel;

•	availability of capital;

•	litigation and government investigations;

•	legislative and regulatory developments;

•	future sales of our common stock;

•	investor perceptions of us and the nuclear services industry as a whole; and

•	economic conditions.

These and other factors may cause the market price of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. Even factors that do not specifically relate to our company may materially reduce the market price of our common stock, regardless of our operating performance.

Future sales, or the perception of future sales, of a substantial amount of our common stock may depress the price of our common shares.

Future sales, or the perception of future sales, of a substantial number of shares of our common stock in the public market after this offering could have a material adverse effect on the prevailing market price of our common stock.

Upon completion of this offering, we will have 87,000,000 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option, and 88,777,500 shares of common stock if the underwriters exercise their over-allotment option in full. These shares will be freely tradable without restriction under the Securities Act, except for any shares that may be held or acquired by our Sponsors, directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In connection with this offering, we, each of our executive officers and directors and our direct parent and selling stockholder have entered into lock-up agreements that prevent the sale of shares of our common stock for up to 180 days after the date of this prospectus, subject to an extension in certain circumstances described under “Underwriting.” Following the expiration of the lock-up period, the selling stockholder will have the right, subject to certain conditions, to require us to register the sale of its remaining shares of our common stock under the Securities Act. By exercising its registration rights, and selling a large number of shares, the selling stockholder could cause the prevailing market price of our common stock to decline.

Anti-takeover provisions in our charter documents could delay or prevent a change of control of our company and may result in an entrenchment of management and diminish the value of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. Specific provisions in our certificate of incorporation include:

•	our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

•	advance notice requirements for stockholder proposals and nominations;

•	the absence of cumulative voting in the election of directors; and

•	limitations on convening stockholder meetings.

These provisions in our certificate of incorporation and bylaws may frustrate attempts to effect a takeover transaction that is in the best interests of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

We may not be able to pay or maintain dividends on our shares. The failure to do so would adversely affect the trading price of our shares.

We are a holding company with no significant business operations of our own, and our principal assets are the equity interests we hold in our subsidiaries. Our business operations are conducted through our subsidiaries. As a result, we will depend on loans, dividends and other payments from our subsidiaries to generate the funds necessary to pay dividends on our shares.

There are a number of other factors that could affect our ability to pay dividends, including the following:

•	restrictions in our credit facilities on our ability to declare or pay dividends to holders of our equity interests;

•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	unexpected or increased operating or other expenses or changes in the timing thereof;

•	restrictions under Delaware law or other applicable law on the amount of dividends that we may pay;

•	a decision by our board of directors to modify or revoke its policy to pay dividends; and

•	the other risks described under “Risk Factors.”

The failure to maintain or pay dividends could adversely affect the trading price of our shares.

You will experience immediate and substantial dilution in the net tangible book value of your common stock.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of the outstanding common stock immediately after the offering. Based on an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and our net tangible book value as of June 30, 2007, if you purchase our common stock in this offering you will suffer immediate dilution in net tangible book value per share of approximately $26.62. See “Dilution.”

FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Reorganization,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Nuclear Services Industry,” “Business” and elsewhere in this prospectus include forward-looking statements. These statements include forward-looking statements both with respect to us specifically and the nuclear services industry generally. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “estimate,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include, but are not limited to, those described under “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

REORGANIZATION

Prior to this offering, we conducted our business through EnergySolutions, LLC and its direct and indirect subsidiaries. In connection with the Duratek acquisition in June 2006, EnergySolutions, LLC formed a direct subsidiary, EnergySolution Company, Inc., a Delaware corporation, to hold the shares of Duratek, Inc. following the closing of the acquisition. The following chart sets forth our current corporate structure:

In connection with this offering, EnergySolutions, LLC will become a direct first-tier subsidiary of EnergySolutions, Inc., a newly formed Delaware corporation whose shares are being sold in this offering. The purpose of the reorganization is to consolidate the business, operations and assets currently held by a limited liability company, EnergySolutions, LLC, within a single corporate entity, EnergySolutions, Inc.

(a)	The percentage of beneficial ownership interests in ENV Holdings LLC held by affiliates of the Sponsors or certain members of senior management depends on the value of our company at any particular time. Assuming an initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a sale or liquidation of our company at an implied equity valuation based on such price, an affiliate of Lindsay Goldberg, Peterson Partners and certain members of our senior management team beneficially own 71.8%, 5.8% and 22.5%, respectively, of EnergySolutions, Inc. through their interests in ENV Holdings LLC as of the completion of this offering.

The following chart sets forth our corporate structure immediately after the reorganization transactions and this offering (assuming no exercise of the underwriters’ over-allotment option):

The reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries.

Assuming full exercise of the underwriters’ over-allotment option, after completion of this offering, ENV Holdings LLC will own 61.1% of our common stock, and purchasers in this offering will own 38.9% of our common stock. See “Principal and Selling Stockholder” for more information regarding the ownership of our common stock.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of 11,850,000 shares of common stock in this offering will be $213.1 million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes an initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We intend to use our net proceeds from the shares that we sell in this offering to pay $6.9 million to members of our current and former management pursuant to provisions in their employment agreements, to repay $198.8 million of outstanding debt under our credit facilities and to pay $7.4 million of fees and accrued interest to lenders under these facilities.

As of June 30, 2007, we had $925.2 million of borrowings outstanding under our credit facilities. We repaid $48 million and $10 million of these borrowings during August 2007 and October 2007, respectively. We have incurred borrowings under these facilities primarily to fund acquisitions of our company, BNGA, Duratek, Safeguard and RSMC. The term loans under our credit facilities amortize in annual amounts of $7.6 million and have final maturities ranging from June 7, 2013 to December 31, 2013. The revolving portion of our credit facilities has a stated maturity of June 7, 2011. Borrowings under our credit facilities bear interest at variable rates. As of June 30, 2007, the weighted average interest rate under our credit facilities was 8.14%.

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share would increase (decrease) the net proceeds to us from this offering by $11.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters exercise their over-allotment option, we will use the net proceeds of the shares that we sell pursuant to such option to repay additional debt outstanding under our credit facilities.

We will not receive any proceeds from the sale of shares by the selling stockholder.

DIVIDEND POLICY

We intend to pay quarterly cash dividends on our common stock at an initial rate of $0.025 per share. The first such dividend will be declared in the first quarter of 2008 and paid in the second quarter of 2008. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our board of directors.

Our ability to pay dividends to holders of our common stock is limited as a practical matter by our credit facilities, which restrict our ability to pay dividends. Based upon our anticipated results of operations and expected cash flows, we currently expect to be in compliance with all of the covenants under our credit facilities after this offering. However, a default under our credit facilities could prevent us from paying dividends. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—We may not be able to pay or maintain dividends on our shares. The failure to do so would adversely affect the trading price of our shares” and “Description of Material Indebtedness.” Our anticipated results and expected cash flows are subject to risks and uncertainties described under “Risk Factors” and “Forward-Looking Statements.” In addition, following our reorganization, we will be a holding company with no significant business operations of our own. All of our business operations will be conducted through our subsidiaries. Dividends and loans from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders will depend on the earnings and distributions of funds from our subsidiaries.

Our dividend policy has certain risks and limitations. We may not pay dividends according to our policy or at all, if, among other things, we do not have sufficient cash to pay the intended dividends or if our financial performance does not achieve expected results. To the extent that we do not have sufficient cash to pay dividends, we do not intend to borrow funds to pay dividends. By paying dividends rather than investing our earnings in future growth, we risk slowing our growth and not having a sufficient amount of cash to fund our operations or unanticipated capital expenditures.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2007:

•	on an actual basis;

•	as adjusted to give effect to the reorganization; and

•

on a pro forma basis to give effect to the reorganization, our sale of 11,850,000 shares of common stock in this offering at an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Reorganization,” “Unaudited Pro Forma Financial Information,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes thereto included elsewhere in this prospectus.

	As of June 30, 2007
	Actual	As Adjusted for the Reorganization	Pro Forma(1)
	(in thousands of dollars)

Cash and cash equivalents	$26,382	$26,382		$26,382

Debt:
Current portion of long-term debt	$—	$—	$
Short-term borrowings	—	—
Long-term debt, less current portion(2)	925,167	925,167		726,367

Total debt	925,167	925,167		726,367

Member’s equity:
Member’s paid-in capital	197,906	—		—
Accumulated other comprehensive loss	228	—		—
Capital deficiency	(60,638)	—		—

Total member’s equity	137,496	—		—

Stockholders’ equity:
Preferred stock, $0.01 par value, 100,000,000 shares authorized; no shares issued and outstanding, on an as adjusted for the reorganization basis or on a pro forma basis	—	—		—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 75,150,000 shares issued and outstanding, on an as adjusted for the reorganization basis; 87,000,000 shares issued and outstanding, on a pro forma basis	—	752		870
Additional paid-in capital	—	197,154		410,143
Accumulated other comprehensive loss	—	228		228
Capital deficiency	—	(67,226)		(84,111)

Total stockholders’ equity	—	130,908		327,130

Total capitalization	$1,062,663	$1,056,075		$1,053,497

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share would decrease (increase) pro forma long-term debt and total debt and increase (decrease) additional paid-in capital and total stockholders’ equity by $11.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
(2)	As of June 30, 2007, we had $75.0 million of availability under the $75.0 million revolving portion of our credit facilities. In addition, we repaid $48 million and $10 million of our long-term debt in August 2007 and October 2007, respectively. Amounts shown herein do not reflect these repayments.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of common stock after giving effect to the reorganization and the completion of this offering.

As of June 30, 2007, our net tangible deficit as adjusted for the reorganization was approximately $789.2 million, or approximately $(10.50) per share. Our net tangible book value per share represents our total tangible assets less total liabilities divided by the total number of shares of common stock outstanding, in each case after giving effect to the reorganization. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the closing of this offering.

After giving effect to the sale of the shares of common stock at an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible deficit as of June 30, 2007 would have been approximately $(576.1) million, or $(6.62) per share of common stock. This represents an immediate decrease in net tangible deficit of $3.88 per share to our existing stockholders and an immediate dilution of $26.62 per share to new investors purchasing shares of common stock in this offering at the initial offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$20.00
Net tangible deficit per share as of June 30, 2007, as adjusted for the reorganization	$10.50
Decrease in net tangible deficit per share attributable to new investors	(3.88)

Pro forma net tangible deficit per share after this offering		(6.62)

Dilution per share to new investors		$26.62

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after the offering by $11.1 million and increase (decrease) the dilution to new investors by $0.87 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes, as of June 30, 2007, but after giving effect to the reorganization, the number of shares of our common stock we issued and sold, the total consideration we received and the average price per share paid to us by our existing stockholder (net of special distributions) and to be paid by new investors purchasing shares of our common stock from us in this offering. The table assumes an initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and deducts underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
Number	Number	Percent	Amount	Percent
Existing stockholder	75,150,000	86.4%	$43,000,000	15.4%	$0.57
New investors	11,850,000	13.6	237,000,000	84.6	$20.00

Total	87,000,000	100%	280,000,000	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share would increase (decrease) the total consideration paid by new investors by $11.1 million and the average price per share paid by the new investors by $1.00.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial information set forth below is derived from our historical financial information, as adjusted to give pro forma effect to the following transactions as if each had occurred as of June 30, 2007, in the case of the unaudited pro forma balance sheet, or as of January 1, 2006, in the case of the unaudited pro forma income statements:

•	in the case of the pro forma income statements only, our acquisition of RSMC and the incurrence of debt to finance that acquisition;

•	in the case of the pro forma income statement for the year ended December 31, 2006 only, our acquisition of Duratek and the related refinancing of our debt;

•	the reorganization transactions described under “Reorganization;”

•

our sale of 11,850,000 shares of common stock in this offering at an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and the application of the net proceeds from this offering as described under “Use of Proceeds;”

•

in the case of the pro forma income statements, the elimination of the advisory fees that we have paid to the Sponsors under advisory services agreements that will be terminated in connection with this offering;

•

in the case of the pro forma income statements, the elimination of excess performance bonus payments made to certain of our senior employees pursuant to provisions in their existing employment agreements, which provisions will be terminated in connection with this offering;

•	in the case of the pro forma income statements, the increased non-cash compensation expense that we expect to incur as a result of options granted by us at the time of this offering;

•	in the case of the pro forma balance sheet, the accelerated write-off of deferred financing costs in connection with the repayment of debt with the net proceeds of this offering; and

•

in the case of the pro forma balance sheet, the required payment of $6.9 million to certain of our current and former senior employees as consideration for the termination of provisions in their employment agreements relating to excess performance bonus payments.

The unaudited pro forma financial information does not give effect to:

•

any of our other acquisitions since January 1, 2006, including BNGA, Safeguard, Parallax and NUKEM, except to the extent that the acquired companies’ results of operations are included in our historical financial statements because these acquisitions do not meet significance thresholds set forth by the rules of the SEC; and

•	the increased selling, general and administrative expenses associated with being a public company with listed equity that we expect to incur in future periods.

The information shown in the columns labeled “EnergySolutions” as of or for the six months ended June 30, 2007 is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The information shown in the column labeled “EnergySolutions” for the year ended December 31, 2006 is derived from our audited consolidated financial statements included elsewhere in this prospectus.

The acquisitions of Duratek and RSMC have been accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. Under the purchase method of accounting, the total estimated purchase price is allocated to the net tangible and intangible assets acquired, based on their estimated fair values. For the RSMC acquisition, management has made a preliminary allocation of the purchase price based on various preliminary estimates of fair value, which is reflected in the unaudited pro forma financial information. We are still in the process of finalizing our determination of the fair value of certain intangible assets that could affect the allocation of the purchase price through an adjustment to the amount allocated to goodwill. Any adjustments made in connection with the final determination could be material.

The pro forma financial information has been prepared based upon available information and assumptions that we believe are reasonable. However, the pro forma financial information is presented for illustrative and informational purposes only and does not purport to represent what our results of operations or financial condition would have been if the pro forma transactions had occurred on the assumed dates nor are they necessarily indicative of our future performance. Furthermore, the historical financial statements for RSMC were prepared on a “carve-out” basis and include allocations for various expenses historically recorded by BNFL. Management believes that such allocations have been made on a reasonable basis but may not necessarily be indicative of what RSMC’s results of operations or financial condition would have been had the business operated as a separate entity during the periods presented or for future periods.

You should read this unaudited pro forma financial information together with the financial statements and accompanying notes of EnergySolutions, Duratek and RSMC included elsewhere in this prospectus, as well as the information contained under “Risk Factors,” “Reorganization,” “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions.”

UNAUDITED PRO FORMA BALANCE SHEET

As of June 30, 2007

(in thousands of dollars)

	EnergySolutions(a)	Adjustments for the reorganization			As adjusted for the reorganization	Adjustments for this offering			Pro forma
Assets
Current assets:
Cash	$26,382	$			$26,382		$213,107	(d)	$26,382
							(198,800	)(e)
							(6,900	)(f)
							(7,407	)(g)
Restricted cash	4,008				4,008				4,008
Accounts receivable, net of allowance for doubtful accounts	346,474				346,474				346,474
Costs and estimated earnings in excess of billings on uncompleted contracts	32,459				32,459				32,459
Income tax receivable	14,155				14,155				14,155
Inventories	8,716				8,716				8,716
Prepaid expenses and other current assets	37,739		(171	)(b)	37,568				37,568

Total current assets	469,933		(171)		469,762		—		469,762
Property, plant and equipment, net	124,461				124,461				124,461
Intangibles, net	398,133				398,133				398,133
Goodwill	521,942				521,942				521,942
Restricted cash and decontamination and decommissioning deposits	28,856				28,856				28,856
Other assets	89,142				89,142		(5,038	)(h)	84,104

Total assets	$1,632,467		$(171)		$1,632,296		$(5,038)		$1,627,258

Liabilities and Member’s Equity
Current liabilities:
Current portion of long-term debt	$—	$			$—	$			$—
Short-term borrowings	—				—				—
Accounts payable	128,882				128,882				128,882
Accrued expenses and other current liabilities	204,156				204,156		(2,460	)(g)	201,696
Unearned revenues	36,807				36,807				36,807

Total current liabilities	369,845		—		369,845		(2,460)		367,385
Long-term debt, less current portion	925,167				925,167		(198,800	)(e)	726,367
Pension liability	62,922				62,922				62,922
Asset retirement obligations	84,943				84,943				84,943
Deferred income taxes	48,784		6,417	(b)	55,201				55,201
Other noncurrent liabilities	3,310				3,310				3,310

Total liabilities	1,494,971		6,417		1,501,388		(201,260)		1,300,128

Commitments and contingencies
Member’s equity:
Member’s paid-in capital	197,906		(197,906	)(c)	—				—
Accumulated other comprehensive income (loss)	228		(228	)(c)	—				—
Capital deficiency	(60,638)		60,638	(c)	—				—

Total member’s equity	137,496		(137,496)		—		—		—

Stockholders’ equity					—
Preferred stock					—
Common stock			752	(c)	752		118	(d)	870
Additional paid in capital			197,154	(c)	197,154		212,989	(d)	410,143
Accumulated other comprehensive loss			228	(c)	228				228
Capital deficiency			(6,588	)(b)	(67,226)		(6,900	)(f)	(84,111)
			(60,638	)(c)			(5,038	)(h)
							(4,947	)(g)

Total stockholders’ equity	—		130,908		130,908		196,222		327,130

Total liabilities and equity	$1,632,467		$(171)		$1,632,296		$(5,038)		$1,627,258

(a)	Our historical balance sheet reflects the acquisition of all of the issued and outstanding shares of common stock of RSMC for $184.8 million in cash, including transaction costs of $1.9 million. The following table summarizes the allocation of the purchase price as of the acquisition date, June 26, 2007. The RSMC purchase price allocation is preliminary based on estimates of the fair value of the acquired assets, resulting in the recognition of customer relationship intangible assets of approximately $109.9 million. We are still in the process of finalizing the value of the customer relationship intangible assets, the outcome of which could result in a corresponding increase or decrease to goodwill.

RSMC
(in thousands of dollars)
Assets acquired:
Cash and cash equivalents	$8,567
Restricted cash	3,998
Accounts receivable, net of allowance for doubtful accounts	292,940
Other current assets	16,284
Goodwill	48,937
Other intangible assets	109,934
Other noncurrent assets	65,760

Total assets acquired	546,420

Liabilities assumed:
Accounts payable	103,288
Accrued expenses and other current liabilities	163,870
Pension liability	62,762
Deferred income taxes	31,681

Total liabilities assumed	361,601

Net assets acquired	$184,819

(b)	Represents the recognition of a one-time non-cash charge to recognize previously unrecognized net deferred tax liabilities of approximately $6.6 million upon becoming a “C” corporation. These deferred tax liabilities primarily reflect the excess of our book basis over the tax basis of certain of our assets.
(c)	Reflects the contribution of EnergySolutions, LLC member’s interest for shares of common stock of EnergySolutions, Inc.
(d)	Represents the net cash proceeds of our sale of 11,850,000 shares in this offering at an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering and the related adjustments to stockholders’ equity.
(e)	Reflects the repayment of an aggregate of $198.8 million of debt under our credit facilities with a portion of our net proceeds of this offering. Amounts shown do not reflect repayment of $48 million and $10 million of long-term debt in August 2007 and October 2007, respectively.
(f)	Reflects the payment of $6.9 million to certain of our current and former senior employees as consideration for the termination of provisions in their employment agreements relating to excess performance bonus payments.
(g)	Reflects the payment of debt amendment fees on our credit facilities and payment of accrued interest on our second lien term loan facility.
(h)	Reflects the write-off of unamortized deferred financing costs in connection with the repayment of debt under our credit facilities.

UNAUDITED PRO FORMA INCOME STATEMENT

For the year ended December 31, 2006

(in thousands of dollars, except for per share data)

	Energy Solutions	Duratek(a)	Adjustments for Duratek		RSMC(g)	Adjustments for RSMC			Adjustments for the reorganization			As adjusted for Duratek, RSMC and the reorganization	Adjustments for this offering			Pro forma
Revenues	$427,103	$123,429	$(7,227	)(b)	$1,263,765	$			$			$1,807,070	$			$1,807,070	(1)
Cost of revenues	235,867	91,189	(7,227	)(b)	1,197,520							1,517,349				1,517,349

Gross profit	191,236	32,240	—		66,245		—			—		289,721		—		289,721	(1)
Selling, general and administrative expenses	101,262	20,098	2,051	(c)	16,764		9,161	(h)				132,368		(2,450	)(m)	135,258
			(2,583	)(d)			(14,385	)(i)						(2,967	)(n)
												—		8,307	(o)

Income from operations	89,974	12,142	532		49,481		5,224			—		157,353		(2,890)		154,463
Interest expense	68,566	5,228	(11,457	)(e)			19,569	(j)				81,906		(18,127	)(p)	63,779
Other income, net	3,113	413	—		—							3,526				3,526

Income before income taxes	24,521	7,327	11,989		49,481		(14,345)			—		78,973		15,237		94,210
Income tax expense (benefit)	(2,342)	2,784	4,556	(f)	13,783		(4,303	)(k)		11,660	(l)	26,138		5,790	(f)	31,928

Net income	$26,863	$4,543	$7,433		$35,698		$(10,042)			$(11,660)		$52,835		$9,447		$62,282

Per Share Data:
Basic earnings per share																$0.72
Diluted earnings per share																$0.72

(1)	Pro forma revenues and gross profit by segment:

Pro forma revenues:
Federal Services	$127,584
Commercial Services	86,054
LP&D	329,048
International	1,264,384

Total pro forma revenues	$1,807,070

Pro forma gross profit:
Federal Services	$38,038
Commercial Services	23,605
LP&D	161,852
International	66,226

Total pro forma gross profit	$289,721

UNAUDITED PRO FORMA INCOME STATEMENT

For the six months ended June 30, 2007

(in thousands of dollars, except for per share data)

			Adjustments for RSMC			Adjustments for the reorganization			As adjusted for RSMC and the reorganization	Adjustments for the offering
	Energy Solutions	RSMC(g)											Pro forma
Revenues	$275,858	$712,013	$			$			$987,871	$			$987,871	(1)
Cost of revenues	199,369	678,982		(12,710	)(i)				865,641				865,641

Gross profit	76,489	33,031		12,710			—		122,230		—		122,230	(1)

Selling, general and administrative expenses	51,340	15,691		4,581	(h)				56,410		(1,225	)(m)	57,839
				(15,202	)(i)						(1,500	)(n)
											4,154	(o)

Income from operations	25,149	17,340		23,331			—		65,820		(1,429)		64,391

Interest expense	30,711	—		9,573	(j)				40,284		(9,064	)(p)	31,220
Other income, net	558	—							558				558

Income (loss) before income taxes	(5,004)	17,340		13,758			—		26,094		7,635		33,729
Income tax expense (benefit)	(652)	5,068		4,127	(k)		(1,250	)(l)	7,293		2,901	(f)	10,194

Net income (loss)	$(4,352)	$12,272		$9,631			$1,250		$18,801		$4,734		$23,535

Per Share Data:
Basic earnings per share													$0.27
Diluted earnings per share													$0.27

(1)	Pro forma revenues and gross profit by segment:

Pro forma revenues:
Federal Services	$72,092
Commercial Services	63,947
LP&D	123,146
International	728,686

Total pro forma revenues	$987,871

Pro forma gross profit:
Federal Services	$19,350
Commercial Services	10,765
LP&D	45,397
International	46,718

Total pro forma gross profit	$122,230

(a)	Reflects Duratek’s results of operations for the period from January 1, 2006 through June 6, 2006.
(b)	Reflects the elimination of transactions between EnergySolutions and Duratek during the period from January 1, 2006 through June 6, 2006.
(c)	Reflects the impact during the full year of the amortization of identifiable intangible assets that we acquired in connection with our acquisition of Duratek.
(d)	Reflects costs incurred by Duratek before the acquisition that were directly related to the acquisition, including financial advisory, legal and accounting costs.

(e)	Reflects the impact during the full year of debt incurred under our credit facilities to finance the Duratek acquisition and the related refinancing of our outstanding debt at the time of the Duratek acquisition:

Pro Forma Year Ended December 31, 2006
(in thousands of dollars)
Interest and amortization of deferred financing costs on debt assumed under our credit facilities for the period from January 1, 2006 to June 6, 2006 (the period prior to our acquisition of Duratek) at an assumed interest rate of 7.48%, which is the average of the month-end interest rates during 2006. A 1/8% increase (decrease) in the interest rate on this debt would increase (decrease) interest expense by approximately $420,000	$25,848
Elimination of interest and amortization of deferred financing costs on our refinanced debt for the period from January 1, 2006 to June 6, 2006 (the period prior to our acquisitions of Duratek)	(19,788)
Elimination of interest and amortization of deferred financing costs on Duratek debt, which was repaid as part of the Duratek acquisition	(5,228)
Elimination of the write-off of deferred financing costs and debt discount and call premium associated with the refinancing of our outstanding debt at the time of the Duratek acquisition	(12,289)

Total interest expense adjustment	$(11,457)

(f)	Reflects the income tax effect of the pro forma adjustments at an assumed effective U.S. tax rate of 38%.
(g)	Reflects RSMC’s results of operations derived from (A) in the case of the unaudited pro forma income statement for the year ended December 31, 2006, the audited income statement of RSMC for the twelve month period ended March 31, 2007, RSMC’s fiscal year, as translated from pounds sterling into U.S. dollars using a conversion rate of £1=$1.89275, which is the average of the daily exchange rates for the period from April 1, 2006 through March 31, 2007, and (B) in the case of the unaudited pro forma income statement for the six months ended June 30, 2007, the unaudited income statement for the pre-acquisition period from January 1, 2007 through June 26, 2007, as translated from pounds sterling into U.S. dollars using a conversion rate of £1=$1.96997, which is the average of the daily exchange rates for the period from January 1, 2007 through June 26, 2007. Accordingly, RSMC’s historical results for the three-month period from January 1, 2007 to March 31, 2007 are included in both the pro forma income statement for the year ended December 31, 2006 and the pro forma income statement for the six months ended June 30, 2007. RSMC’s revenues and net income for the three-month period ended March 31, 2007, which are included in both of these periods were $445.0 million and $16.7 million, respectively. Historical amounts shown for RSMC for the year ended December 31, 2006 and the six months ended June 30, 2007 include $8.0 million of corporate overhead allocated to RSMC from its former parent. We do not expect that these allocated expenses will recur in subsequent periods.
(h)	Reflects the impact of the amortization of identifiable intangible assets that we acquired in connection with our acquisition of RSMC. We have made a preliminary allocation of the purchase price based on preliminary estimates of the fair value of the acquired assets, resulting in the recognition of customer relationship intangible assets of approximately $109.9 million, which are being amortized over their estimated weighted average useful lives of 12 years. A $10 million increase (decrease) in the amount of identifiable intangible assets would increase (decrease) pro forma amortization expense by $833,000 and $417,000 and pro forma net income by $583,000 and $292,000 for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. A one-year increase (decrease) in the weighted average useful lives of identifiable intangible assets would increase (decrease) pro forma amortization expense by $833,000 and $416,000 and pro forma net income by $583,000 and $291,000 for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

(i)	Adjustment amounts are as follows:

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
	(in thousands of dollars)
Restructuring of pension	$14,385	$15,202
Transaction bonus	—	12,710
Reflects costs incurred by RSMC before the acquisition that were directly related to the acquisition, including restructuring of pension arrangements and a transaction bonus paid to employees. In order to enable RSMC to be sold on a stand-alone basis, pension arrangements that previously operated across the BNFL group were restructured and separated for each specific BNFL business, including RSMC. BNFL’s independent actuary performed calculations to identify the assets and liabilities which related to each section and which were then reallocated to each corresponding business. The amounts shown in the RSMC adjustments reflect these events.
(j)

Reflects the impact of interest and amortization of deferred financing costs on debt assumed under our credit facilities to finance the RSMC acquisition at an assumed rate of 9.42%, which is the average of the interest rates during the period from June 26, 2007 through June 30, 2007. A  1/8 % increase (decrease) in the interest rate would increase (decrease) interest expense by approximately $250,000 per year.

(k)	Reflects the income tax effect of pro forma adjustments at an assumed effective U.K. tax rate of 30%.
(l)	For each of the year ended December 31, 2006 and the six months ended June 30, 2007, we conducted the majority of our operations as a limited liability company. Under applicable regulations, taxable income is passed through to the individual members of the limited liability company. Certain of our subsidiaries operate as “C” corporations and are subject to taxation. In connection with the reorganization to be completed in connection with this offering, we will become a “C” corporation and therefore subject to income taxes. Accordingly, this adjustment reflects the tax expense on our domestic operations upon our conversion to a “C” corporation at an assumed effective rate of 38%.
(m)	Reflects the elimination of $2.5 million and $1.2 million in fees paid to the Sponsors during 2006 and the six months ended June 30, 2007, respectively, for providing financial advisory services with respect to potential acquisitions, dispositions, recapitalizations, restructurings and other similar transactions, as well as providing financial oversight and monitoring services, under advisory services agreements with each of the Sponsors. These agreements will be terminated in connection with this offering. No termination payments or penalties will be paid in connection with the termination of these agreements. We do not currently expect to incur similar costs in the future.
(n)	Reflects the elimination of the excess performance bonus payments made to certain of our current and former senior employees pursuant to provisions in their employment agreements. These provisions will be terminated in connection with this offering.
(o)	Reflects the non-cash compensation expense we expect to incur for options to purchase an aggregate of 6,000,000 shares that we expect to grant in connection with this offering. We recognize compensation expense for share-based compensation awards based upon the fair value of the stock options in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (FAS 123(R)). Under the measurement principles of FAS 123(R), we estimate that we will recognize compensation expense related to the issuance of these options of $8.3 million in each of the four twelve-month periods following the completion of this offering. Our estimate of fair value was made using the Black-Scholes model based upon the assumed initial offering and exercise price of $20.00 per share, volatility of 35%, risk-free interest rate of 3.9% per year, expected life of 3.75 years, dividend rate of 0.5% and a forfeiture rate of 10%. We determined the volatility rate by reference to volatility rates used by certain of our public industry peers. We determined the expected life by using the short-cut method, as permitted by FAS 123(R).

(p)	Reflects the impact of the repayment of $198.8 million of debt under our credit facilities with the net proceeds of this offering, as described under “Use of Proceeds.”

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
	(in thousands of dollars)
Interest and amortization of deferred financing fees on the first lien term loan assumed under our credit facilities for the period from January 1, 2006 to December 31, 2006 and January 1, 2007 to June 30, 2007 at an assumed interest rate of 7.48%	$3,607	$1,804
Interest and amortization of deferred financing fees on the second lien term loan assumed under our credit facilities for the period from January 1, 2006 to December 31, 2006 and January 1, 2007 to June 30, 2007 at an assumed interest rate of 9.42%	14,520	7,260

Total interest expense adjustment	$18,127	$9,064

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables present selected historical financial information for our business as of the dates and for the periods indicated. The historical financial information as of and for the year ended December 31, 2002 was derived from the unaudited consolidated financial statements and the related notes of our predecessor company, Envirocare, which are not included in this prospectus. The historical financial information as of December 31, 2003 and 2004 and for the year ended December 31, 2003 was derived from the audited consolidated financial statements and the related notes of Envirocare, which are not included in this prospectus. The historical financial information for the year ended December 31, 2004 and the one month ended January 31, 2005 was derived from the audited consolidated financial statements and the related notes of Envirocare, which are included elsewhere in this prospectus. The historical financial information as of December 31, 2005 and 2006 and for the eleven months ended December 31, 2005 and the year ended December 31, 2006 was derived from the audited consolidated financial statements of EnergySolutions, LLC, which are included elsewhere in this prospectus. The historical financial information as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 was derived from the unaudited consolidated financial statements of EnergySolutions, LLC which are included elsewhere in this prospectus. EnergySolutions, LLC holds all of our operating subsidiaries and will become a direct subsidiary of EnergySolutions, Inc. following the reorganization.

You should read the following data together with the financial statements and accompanying notes of EnergySolutions, Duratek and RSMC included elsewhere in this prospectus, as well as the information contained under “Risk Factors,” “Reorganization,” “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions.”

	Predecessor				EnergySolutions
	Year Ended December 31,			One Month Ended January 31, 2005	Eleven Months Ended December 31, 2005(1)	Year Ended December 31, 2006(2)	Six Months Ended June 30, 2006(3)	Six Months Ended June 30, 2007(4)
	2002	2003	2004
	(in thousands of dollars, except for per share data)
Income Statement Data:
Revenues	$143,471	$186,112	$226,684	$21,914	$348,192	$427,103	$172,379	$275,858
Cost of revenues	56,402	62,129	85,773	7,382	134,350	235,867	84,060	199,369

Gross profit	87,069	123,983	140,911	14,532	213,842	191,236	88,319	76,489
Selling, general and administrative expenses	32,400	25,184	28,256	967	44,595	101,262	42,782	51,340
Impairment of intangible assets	—	—	1,205	—	3,000	—	—	—

Income from operations	54,669	98,799	111,450	13,565	166,247	89,974	45,537	25,149
Interest expense	—	—	—	—	49,736	68,566	36,860	30,711
Other income (loss), net	361	(865)	130	13	1,474	3,113	4,434	558

Income (loss) before income taxes	55,030	97,934	111,580	13,578	117,985	24,521	13,111	(5,004)
Income tax (benefit) expense	—	—	—	—	—	(2,342)	2,295	(652)

Net income (loss)	$55,030	$97,934	$111,580	$13,578	$117,985	$26,863	$10,816	$(4,352)

Unaudited pro forma earnings per share(5):
Basic						$0.20		$(0.04)

Diluted						$0.20		$(0.04)

Other Data:
Amortization of intangible assets(6)	$607	$556	—	—	$10,917	$16,589	$6,969	$9,826
Capital expenditures(7)	$7,632	$5,775	$4,985	$393	$33,198	$23,910	$13,138	$3,532

Balance Sheet Data (as of period end):
Working capital(8)	$15,994	$22,732	$29,402			$32,470		$100,088
Cash and cash equivalents	$10,094	$6,782	$10,175			$4,641		$26,382
Total assets	$79,035	$83,403	$104,967			$1,157,205		$1,632,467
Total debt	—	—	—			$764,167		$925,167

(1)	Includes the results of a major contract that contributed $105.4 million in revenues to our LP&D segment during 2005, but generated no significant revenues in 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(2)	Includes the results of operations of BNGA, Duratek and Safeguard from the dates of their acquisitions in February 2006, June 2006 and December 2006, respectively, through December 31, 2006.
(3)	Includes the results of operations of BNGA and Duratek from the date of their acquisitions in February 2006 and June 2006, respectively.
(4)	Includes the results of operations of Parallax and RSMC from the dates of their acquisitions in January 2007 and June 2007, respectively.
(5)	Prior to the reorganization, as more fully described under “Reorganization,” we conducted our operations as a limited liability company, and our equity structure consisted of member interests. For the purposes of this summary, we have presented the share and per share information for EnergySolutions to reflect retroactively the impact of the reorganization and the resulting number of shares of common stock for the year ended December 31, 2006 and the six months ended June 30, 2007. Additionally, we have reflected pro forma income tax expense of $9.3 million and an income tax benefit of $1.9 million for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively, as a result of our change from a limited liability company to a “C” corporation in connection with the reorganization.
(6)	Represents the non-cash amortization of intangible assets such as permits, technology, customer relationships and non-compete agreements acquired through the acquisition of our predecessor by the Sponsors in 2005 and our acquisitions of BNGA and Duratek in 2006. Portions of this non-cash amortization expense are included in both cost of revenues and selling, general and administrative expenses. Our amortization costs related to intangible assets increased from 2005 to 2006 as a result of our acquisitions of BNGA and Duratek.
(7)	We completed several significant capital improvements in 2005 and 2006, including the installation of a new metal shredder, rail handling loop and rotary dump at our Clive facility. We have budgeted approximately $16 million for capital expenditures in 2007, relating primarily to maintenance at our facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures.”
(8)	Consists of current assets, less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read together with “Selected Historical Financial Information,” “Unaudited Pro Forma Financial Information” and the consolidated financial statements and the related notes of each of EnergySolutions, Duratek and RSMC included elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors.”

Overview

We are a leading provider of specialized, technology-based nuclear services to government and commercial customers. Our customers rely on our expertise to address their needs throughout the lifecycle of their nuclear operations. Our broad range of nuclear services includes engineering, operation of nuclear reactors, in-plant support services, spent nuclear fuel management, D&D, logistics, transportation, processing and disposal. We derive almost 100% of our revenues from the provision of nuclear services.

Historically, we have provided our services through three segments: Federal Services, Commercial Services and LP&D. Our Federal Services segment derives revenues from U.S. government customers for the M&O or clean-up of facilities with radioactive materials. Our U.S. government customers are primarily individual offices, departments and administrations within the DOE and DOD. Our Commercial Services segment provides a broad range of on-site services, including D&D, to commercial customers. Our commercial customers include power and utility companies, pharmaceutical companies, research laboratories, universities, industrial facilities and other commercial entities with nuclear materials, as well as state agencies in the United States. Our LP&D segment provides a broad range of logistics, transportation, processing and disposal services to government and commercial customers. This segment also operates our facilities for the safe processing and disposal of radioactive materials, including a facility in Clive, Utah, four facilities in Tennessee and two facilities in Barnwell, South Carolina. In cases where a project involves the provision of both specialized nuclear services and processing and disposal services, our Federal Services or Commercial Services segment, depending on the type of customer, and our LP&D segment will coordinate to provide integrated services. Prior to our acquisitions of RSMC and Safeguard, we derived less than 1% of our revenues from our international operations. Accordingly, through the first quarter of 2007, we reported results from our international operations in our Commercial Services segment. Beginning with the second quarter of 2007, we began reporting results from our operations outside North America in a new International segment in connection with our acquisition of RSMC.

Components of Revenues and Expenses

Revenues and Costs of Revenues

Federal Services segment

We generate revenues in our Federal Services segment primarily from M&O and clean-up services on DOE and DOD sites that have radioactive materials. Under so-called “Tier 1” contracts, we typically provide services as an integrated member of a prime contract team. Under a “Tier 2” contract, we provide services to Tier 1 contractors as a subcontractor. Tier 1 contracts often include an award fee in excess of incurred costs and may also include an incentive fee for meeting contractual targets, milestones or performance factors. These fees often are not associated with significant additional expenditures.

Historically, the majority of our Federal Services segment revenues have been generated from either Tier 1 cost-reimbursable contracts with award (typically expressed as a percentage of cost) or incentive (typically success-based) fees or Tier 2 contracts that can be cost-reimbursable, fixed-price or unit-rate contracts. When we have provided services as an integrated member of a Tier 1 prime contract team, we have typically entered into a contract with the other members of the team pursuant to which we share the award or incentive fees under the customer contract. The revenue characteristics of these contracts are as follows:

•

Tier 1 Contract, Acting as Lead Prime Contractor. In situations where we act as lead prime contractor in a fee-share arrangement, we submit invoices to the customer for recovery of costs incurred in providing project services and also submit to the customer the cost-recovery invoices of the other team members that have been submitted to us. We typically recognize as revenues the full amount received as reimbursement for costs incurred by us and the other team members and record an expense for the amount that we subsequently expect to pay to the other team members in satisfaction of their individual cost-recovery invoices. Depending on the nature of the contract, we typically recognize the entire amount of our fee as lead prime contractor as revenues and record an expense for the portion of the fee that we pay to the other team members in proportion to their respective percentages of the fee-share arrangement. As a result, when we act as lead prime contractor, we may realize higher gross profit but lower gross margin than when we do not act as lead prime contractor.

•

Tier 1 Contract, Not Acting as Lead Prime Contractor. In situations where we do not act as lead prime contractor, we submit invoices to the lead prime contractor for recovery of costs incurred in providing project services, including allocated selling, general and administrative expenses, as allowed by the customer, and we may receive a portion of the fee in direct proportion to our percentage of the fee share arrangement. We include in revenues the amount to be received as reimbursement for costs incurred plus the portion of the fee that we will receive. The majority of our Tier 1 contracts have historically fallen into this category.

•

Tier 2 Contract. Tier 2 contracts are typically discrete, project-driven opportunities procured by Tier 1 contractors. The substantial majority of Tier 2 contracts are fixed-price or cost-reimbursable contracts. We generally do not participate in fee-share arrangements as a Tier 2 contractor.

Revenues in our Federal Services segment can fluctuate significantly from period to period because of differences in the timing and size of contract awards in any given year, the completion or expiration of large contracts and delays in Congressional appropriations for contracts we have been awarded.

We typically generate revenues in our Federal Services segment pursuant to long-term contracts. The process of bidding for government contracts is extremely competitive and time-consuming. Discussions relating to a potential government contract often begin one or two years before an official request for proposal, or RFP, is announced. An additional one or two years may pass between the government’s announcement of an RFP and its award of a contract. Third party consulting and bid preparation expenses associated with bidding for a Tier 1 contract typically range from $500,000 to $1.5 million and are recognized as incurred in selling, general and administrative expenses. These are in addition to our internal expenses and corporate overhead. Once awarded a contract, an additional several months may pass before we begin to recognize revenues in connection with that contract.

Costs of revenues in our Federal Services segment primarily consist of compensation and benefits to employees, outsourcing costs for subcontractor services, costs of goods purchased for use in projects and travel expenses.

Commercial Services segment

We generate revenues in our Commercial Services segment through fixed-price, unit-rate and cost-reimbursable contracts with power and utility companies that operate nuclear power plants and, to a lesser extent, with pharmaceutical companies, research laboratories, universities, industrial facilities and other commercial entities that have nuclear-related operations. Most of the revenues in our Commercial Services segment currently derive from contracts with a term of less than one year.

Revenues in our Commercial Services segment can fluctuate significantly from period to period because of differences in customer requirements, which depend upon the operating schedules of nuclear reactors, emergency response operations and other clean-up events. The operating schedules of nuclear reactors are affected by, among other things, seasonality in the demand for electricity and reactor refueling maintenance. Power and utility companies typically schedule refueling and maintenance to coincide with periods of reduced power demand periods in the spring and fall. Therefore, our revenues are typically higher during these periods due to the increased demand for our on-site services, such as spent fuel services. Our revenues also fluctuate from period to period as our commercial power and utility customers commence or terminate project operations. Revenues from emergency response operations and other clean-ups may also cause fluctuations in our results due to the unanticipated nature and, often, significant size of these projects.

Revenues in our Commercial Services segment also depend on the decisions of our customers to incur expenditures for third party nuclear services. For example, they may choose to store radioactive materials on site, rather than transporting materials for commercial processing and disposal at a third-party facility, such as our Clive facility. Similarly, customers may defer entering into contracts for the D&D of nuclear plants that have been shut down until such time as they have additional dedicated funds.

Costs of revenues in our Commercial Services segment primarily consist of compensation and benefits to employees, outsourcing costs for subcontractor services, costs of goods purchased for use in projects and travel expenses.

Results of our operations in Canada and Mexico currently relate to services provided to our utility customers and are included in our Commercial Services segment.

LP&D segment

We generate revenues in our LP&D segment primarily through unit-rate contracts for the transportation, processing and disposal of radioactive materials. In general, the unit-rate contracts entered into by our LP&D segment use a standardized set of purchase order-type contracts containing standard pricing and other terms. By using standardized contracts, we are able to expedite individual project contract negotiations with customers through means other than a formal bidding process. For example, our life-of-plant contracts provide nuclear power and utility company customers with LLRW and MLLW processing and disposal services for the remaining lives of their nuclear power plants, as well as the D&D waste disposal services after the plants are shut down. These contracts generally provide that we will process and dispose of substantially all of the LLRW and MLLW generated by those plants for a fixed, pre-negotiated price per cubic foot, depending on the type of radioactive material being disposed, and often provide for periodic price adjustments. Although a “life-of-plant” contract may be terminated before decommissioning is complete, we typically expect the duration of these contracts to be approximately 30 years.

Revenues in our LP&D segment can fluctuate significantly depending on the timing of our customers’ decommissioning activities. We often receive high volumes of radioactive materials in a relatively short time period when a customer’s site or facility is being decommissioned. For example, during 2005, we were the major subcontractor to Kaiser-Hill Company, LLC for the transportation and disposal of LLRW, MLLW and other contaminated materials from the DOE’s Rocky Flats Environmental Technology site near Denver, Colorado. Pursuant to this contract, we generated $105.4 million of revenues during 2005. The DOE declared the clean-up complete in October 2005, and we generated no significant revenues from Rocky Flats in 2006.

Costs of revenues in our LP&D segment primarily consist of compensation and benefits to employees, outsourcing costs for subcontractor services, such as railroads transporting radioactive materials from a customer’s site to one of our facilities for processing and disposal, costs of goods purchased for use in our facilities, licenses, permits, taxes on processed radioactive materials, maintenance of facilities, equipment costs and depreciation costs. Most of our fixed assets are in our LP&D segment. As a result, we recognize the majority of our depreciation costs in this segment.

International segment

We generate revenues in our International segment primarily through Tier 1 contracts with the NDA. As a Tier 1 contractor, we are reimbursed for allowable incurred costs. In addition, we receive cost efficiency fees (a percentage of budgeted costs minus actual costs for work performed) and project delivery-based incentive fees. We typically recognize as revenues the full amount of reimbursed allowable costs incurred plus the amount of fees earned, and we record as expense the amount of our operating costs, including all labor, benefits and travel expenses and costs of our subcontractors.

We only recognize fees as revenue when the amount to be received is fixed or determinable. Our contracts allow for a portion of the fees to be paid monthly on account during the year. The total amount paid on account at the year end cannot exceed a combined 60% of the total base incentive fee available and 80% of the efficiency fee earned. For the first six months of the contract year, we receive monthly on account payments of fees equivalent to 5% of the total available fees for the contract year, although the monthly amount of the base incentive fee may be increased to reflect actual fees earned in the period if mutually agreed. The contract requires a joint review with the NDA of performance at the end of the sixth month and the ninth month of the contract year. The purpose of the review is to establish a forecast of fees expected to be earned in the year, against which future scheduled monthly fee payments are assessed, and potentially adjusted, to ensure that the total fees paid on account by the end of the contract year will not exceed the contractual limits. In April, following the end of the contract year, we finalize any earned but unpaid incentive and efficiency fees due from the NDA and receive a corresponding final fee payment. Given our contractual fee mechanism, efficiency fees recognized before March, the final month of the contract year, are generally insignificant. As a result, to the extent efficiency fees are earned and not offset by potential NDA determined deductions, we expect first-quarter revenues in our International segment to exceed revenues in that segment during any other quarter of the year.

The NDA contracts are based on an annual funding cycle and incentive plan. Consequently, revenues can vary from year to year depending on the level of annual funding, the nature of performance-based incentives negotiated and efficiency fee mechanisms in place.

Cost of revenues in our International segment primarily consist of compensation and benefits to employees, travel expenses, outsourcing costs for subcontractor services and costs of goods purchased for use in projects.

The International segment also includes the results of Safeguard’s project activities and other projects performed outside of North America.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses include expenses that are not directly associated with performing nuclear services for our customers. These expenses consist primarily of compensation and related benefits for management and administrative personnel, preparing contract bids, office expenses, advisory fees, professional fees, strategic growth initiatives, such as research and development, and administrative overhead.

We segregate our SG&A expenses into two categories for reporting purposes. Segment SG&A reflects costs specifically associated with each of our business segments, such as costs for segment leadership compensation and expenses, specific business development activities, and other costs associated with a specific segment. Corporate SG&A reflects costs associated with supporting the entire company including executive management compensation and expenses, including incentive and excess performance bonus payments, administrative functions such as accounting, treasury, legal, human resources and information technology, and other costs required to support the company. Corporate SG&A also includes the advisory fees we have paid to affiliates of the Sponsors under various advisory services agreements. See “Certain Relationships and Related Party Transactions.” These agreements will be terminated in connection with this offering.

Interest Expense

Interest expense includes both cash and accrued interest expense and amortization of deferred financing costs.

Other Income, Net

Other income, net includes interest income, gains (losses) on the sale of assets, mark-to-market gains and losses on our interest rate swaps and our proportional share of income from two joint ventures in which we have a minority interest.

Outlook

We expect the following factors to affect our results of operations in future periods. In addition to these factors, please refer to “Risk Factors” for additional information on what could cause our actual results to differ from our expectations.

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Favorable industry trends. Our performance depends on the timing and amount of customer spending for our services. For a discussion of the factors that influence spending on nuclear services, see “Nuclear Services Industry.”

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Diversification of revenue. We believe that increasing revenues in our Federal Services and Commercial Services segments, together with revenues from our new International segment, will help to offset volatility in our annual and quarterly operating results resulting from the completion of large disposal projects. Until 2005, all of our revenues were recorded in our LP&D segment and one project contributed $105.4 million to our revenues in 2005. With our acquisitions of BNGA and Duratek in 2006, approximately 31% of our revenues in 2006 were recorded in our Federal Services and Commercial Services segments. In addition, following our acquisition of RSMC in June 2007, we expect more than half of our revenues to be recorded in our International segment mostly as a result of the revenues we generate through our contracts with the NDA.

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Change in gross margin. Our gross profit as a percentage of revenues has declined as a result of the Duratek acquisition and will decline in the future as a result of the RSMC acquisition. Given the nature of our cost-reimbursable contracts with the NDA we recognize as revenues and cost of revenues all of the costs associated with our Magnox Electric site employees and subcontractors. Under a majority of our contracts with the DOE, most of the site employees are not our employees and as such the related employee costs are not included in our revenues or cost of revenues. While these differences do not impact our gross profit, they result in a lower gross margin percentage than our other segments.

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New growth opportunities. Several government contracting opportunities from the DOE and the NDA are expected to be bid in 2007 and 2008. Additionally, we are pursuing new business opportunities with various commercial customers, such as our license stewardship initiative. We estimate that we spent less than $5 million in bidding and other costs in 2006 and have budgeted approximately $15 million in 2007 to cover the estimated bidding and other costs to pursue these government and commercial opportunities and related corporate business development.

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Decreases in capital expenditures. We completed several significant capital improvements in 2005 and 2006, including the installation of a new metal shredder, rail handling loop, rotary dump and other physical improvements at our Clive facility. We had capital expenditures of $33.6 million in 2005 and $23.9 million in 2006. We have budgeted approximately $16 million for capital expenditures in 2007, relating primarily to maintenance at our facilities.

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Selling, general and administrative expenses. We expect an increase in our expenses related to the legal, accounting, internal audit, investor relations, compliance, insurance and other costs associated with being a public company with listed equity, including compliance with the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and the NYSE. This increase will be partially offset by the elimination of approximately $2.5 million of annual advisory fees paid to affiliates of the Sponsors pursuant to advisory services agreements which will be terminated in connection with this offering.

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Compensation expense. Pursuant to Statement of Financial Accounting Standards No. 123R, Share-Based Payment, we account for equity-based compensation payments, including grants to employees, based on the fair values of the equity instruments issued. We incurred non-cash compensation expense of $1.5 million in 2005, $21.4 million in 2006 (of which $20.3 million was incurred in the first half of 2006) and $1.5 million in the first half of 2007, principally related to equity grants made in connection with the acquisition of our predecessor by the Sponsors in 2005 and our acquisitions of BNGA and Duratek in 2006. In the second half of 2007, we expect to incur approximately $1.2 million of non-cash compensation expense related to the vesting of equity grants made in prior periods. We also expect to incur approximately $6.9 million of cash compensation expense in the second half of 2007 related to one-time payments to certain members of our current and former senior management under the terms of their employment agreements in connection with this offering. These payments will be in consideration for the termination of excess performance bonuses provided for in their employment agreements. Such excess performance bonuses totaled $5.4 million and $3.0 million in 2005 and 2006, respectively. In addition, we expect to grant options to purchase 6,000,000 shares of common stock in connection with this offering. We expect to recognize compensation expense of $8.3 million as a result of this grant in each of the four twelve-month periods following the completion of this offering.

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Income taxes. EnergySolutions, LLC is a limited liability company not subject to federal or state income taxes and, as such, our historical financial statements included in this prospectus do not reflect what our financial position and results of operations would have been had we been a taxable corporation. As a result of our reorganization, which will occur before the completion of this offering, we will consolidate our operations through EnergySolutions, Inc., a Delaware “C” corporation and will become subject to foreign, federal and state income taxes. We anticipate that our effective tax rate after this offering will be approximately 35-37%, and we will have to increase our provision for income taxes accordingly. We expect to record a net deferred tax liability and a corresponding income tax expense as a result of the reorganization. These deferred tax liabilities primarily reflect the excess of our book basis over the tax basis of certain of our assets.

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Increased Amortization Costs Related to Intangible Assets. Pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, we expect to incur increased non-cash amortization costs related to intangible assets in future periods as a result of the full-year impact of our acquisitions in 2006 and 2007, which increased the amount of our intangible assets from $240.5 million as of December 31, 2005 to $296.2 million as of December 31, 2006 and $398.1 million as of June 30, 2007. We incurred approximately $16.6 million of non-cash amortization expense in 2006 (of which $7.0 million was incurred in the first half of 2006) and $9.8 million in the first half of 2007 related to the intangible assets acquired in 2005 and 2006. Due to our acquisitions in 2005, 2006 and 2007, we expect to incur approximately $14.8 million and $28.6 million of non-cash amortization expense in the second half of 2007 and in 2008, respectively. We are still in the process of finalizing our determination of the fair value of certain intangible assets that could affect the allocation of the purchase price through an adjustment to the amount allocated to goodwill. Any adjustments made in connection with the final determination could be material.

History

Our predecessor company was formed in 1988 to own and operate a processing and disposal facility for radioactive materials in Clive, Utah. Our predecessor was acquired in 2005 by the Sponsors and certain members of our management. Since 2005, we have expanded and diversified our operations through a series of strategic acquisitions, including the D&D division of Scientech, LLC in October 2005, BNGA in February 2006, Duratek in June 2006, Safeguard in December 2006, Parallax in January 2007, RSMC in June 2007 and NUKEM in July 2007.

In June 2006, we acquired Duratek, a leading provider for the safe, secure disposal of radioactive materials and nuclear facility operations for commercial and government customers, for an aggregate purchase price of $440.8 million, which included the purchase of all issued and outstanding common stock for $327.5 million. Goodwill recognized for this acquisition was $311.3 million, and $58.9 million of the purchase price was allocated to intangible assets. We determined that the enterprise value of Duratek was $223.9 million and that this value was the basis for assessing the fair value of the assets and liabilities in the purchase price allocation. Therefore, we paid a premium in excess of the fair value of the net tangible and identified intangible assets of approximately $216.9 million. We were willing to pay this premium as a result of our identification of significant entity-specific synergies that we expect to realize through cost savings in connection with the acquisition. We also expect to obtain significant strategic synergies resulting from the acquisition. All of the entity-specific synergies and a portion of the strategic synergies were paid to the former shareholders of Duratek as a part of the purchase price.

We believe the Duratek acquisition was essential for us to achieve our objective to become a leader in the nuclear services industry. Duratek helped to position us to pursue opportunities that we could not have pursued prior to the acquisition, which gave us the size and capability to qualify as a Tier 1 government contractor, provide highly-specialized nuclear services to owners of large commercial nuclear power reactors and pursue international D&D contracts.

Over the next three years, we believe the DOE will award federal M&O and D&D contracts with total estimated contract values of $54.7 billion. With our acquisition of Duratek, we believe we are qualified to pursue substantial federal contracts that we would not have been qualified to pursue prior to our Duratek acquisition. In addition, there are currently 13 nuclear reactors in the United States in various stages of shut-down with total current dedicated decommissioning funds of approximately $2.9 billion. We now are qualified to provide highly-specialized nuclear services to the owners of these nuclear reactors that we would not have been qualified to provide prior to our acquisition of Duratek.

Our acquisition of Duratek also qualified us to participate in the bidding for RSMC, which we acquired in June 2007 for $184.8 million in cash, including transaction costs. RSMC, through its subsidiary Magnox Electric Ltd., holds the contracts and licenses to operate and decommission 10 nuclear sites with 22 reactors in the United Kingdom on behalf of the NDA, the government body responsible for the clean-up and decommissioning of the U.K. nuclear sites. With the acquisitions of Duratek and RSMC, we believe we are qualified to pursue significant additional contracts to clean up nuclear facilities in the United Kingdom.

Prior to this offering, we conducted our business through EnergySolutions, LLC and its direct and indirect subsidiaries. Pursuant to the reorganization, which will occur immediately prior to the consummation of this offering, ENV Holdings LLC will contribute all of the outstanding equity interests in EnergySolutions, LLC to EnergySolutions, Inc., a newly formed Delaware corporation, in exchange for shares of common stock in EnergySolutions, Inc. As a result, EnergySolutions, Inc. will become the holding company for our business and EnergySolutions, LLC. The reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries. See “Reorganization.”

EnergySolutions, LLC holds all of our operating subsidiaries and will become a direct subsidiary of EnergySolutions, Inc. following the reorganization. This prospectus does not include financial statements of EnergySolutions, Inc. because it is only being formed for the purpose of effecting this offering and, until the consummation of the reorganization, will hold no material assets other than its equity interests in EnergySolutions, LLC and will not engage in any operations. Accordingly, the consolidated financial statements of EnergySolutions, LLC included herein reflect all of our operating activities for the periods presented.

Results of Operations

The following table shows certain items from our income statements for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007. Results for the year ended December 31, 2005 reflect the results of our predecessor, Envirocare, which was acquired by the Sponsors in February 2005, for the period from January 1, 2005 to January 31, 2005, and our company, which is the successor in that acquisition, for the period from February 1, 2005 to December 31, 2005. The discussion of our results for 2005 also presents pro forma revenues, cost of revenues and gross profit for the full year 2005 to enable comparisons with 2004 and 2006 on a full-year basis. The pro forma results do not purport to reflect the results that would have been obtained had the Sponsors acquired Envirocare at the beginning of 2005.

Prior to 2006, we operated in one segment, LP&D. Since the acquisitions of BNGA and Duratek in 2006, we have operated in two additional segments, Federal Services and Commercial Services. Results of operations in our Federal Services and Commercial Services segments during 2006 are due to our acquisitions of BNGA and Duratek and primarily reflect operating results associated with the contracts that existed at the time that we acquired these businesses. SG&A expenses prior to 2006 are reflected under corporate selling, general and administrative expenses. SG&A expenses for the year ended December 31, 2006 and the six months ended June 30, 2006 and 2007 are divided between segment selling, general and administrative expenses and corporate selling, general and administrative expenses. Beginning with the second quarter of 2007, we also began to report the results of a new International segment. The International segment includes the results of Safeguard for the six months ended June 30, 2007 and RSMC from June 27, 2007 through June 30, 2007.

	Predecessor		EnergySolutions
	Year Ended December 31, 2004	One Month Ended January 31, 2005	Eleven Months Ended December 31, 2005	Pro Forma Year Ended December 31, 2005	Year Ended December 31, 2006	Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
	(in thousands of dollars)
Revenues:
Federal Services Segment	$—	$—	$—	$—	$79,941	$20,197	$72,092
Commercial Services Segment	—	—	—	—	54,137	8,625	63,947
LP&D Segment	226,684	21,914	348,192	370,106	293,025	143,557	123,146
International Segment	—	—	—	—	—	—	16,673

Total revenues	226,684	21,914	348,192	370,106	427,103	172,379	275,858

Cost of revenues:
Federal Services Segment	—	—	—	—	55,121	10,618	52,742
Commercial Services Segment	—	—	—	—	39,579	6,921	53,182
LP&D Segment	85,773	7,382	134,350	141,732	141,167	66,521	77,749
International Segment	—	—	—	—	—	—	15,696

Total cost of revenues	85,773	7,382	134,350	141,732	235,867	84,060	199,369

Gross profit:
Federal Services Segment	—	—	—	—	24,820	9,579	19,350
Commercial Services Segment	—	—	—	—	14,558	1,704	10,765
LP&D Segment	140,911	14,532	213,842	228,374	151,858	77,036	45,397
International Segment	—	—	—	—	—	—	977

Total gross profit	140,911	14,532	213,842	228,374	191,236	88,319	76,489

Segment selling, general and administrative expenses:
Federal Services Segment	—	—	—		4,186	1,317	5,565
Commercial Services Segment	—	—	—		7,466	2,348	5,141
LP&D Segment	—	—	—		7,607	2,392	4,304
International Segment	—	—	—		—	—	2,936

Total segment selling, general and administrative expenses	—	—	—		19,259	6,057	17,946

Segment operating income:
Federal Services Segment	—	—	—		20,634	8,262	13,785
Commercial Services Segment	—	—	—		7,092	(644)	5,624
LP&D Segment	140,911	14,532	213,842		144,251	74,644	41,093
International Segment	—	—	—		—	—	(1,959)

Total segment operating income	140,911	14,532	213,842		171,977	82,262	58,543

Corporate selling, general and administrative expenses	28,256	967	44,595		82,003	36,725	33,394
Impairment of intangible assets	1,205	—	3,000		—	—	—

Total income from operations	111,450	13,565	166,247		89,974	45,537	25,149
Interest expense	—	—	49,736		68,566	36,860	30,711
Other income, net	130	13	1,474		3,113	4,434	558

Income (loss) before income taxes	111,580	13,578	117,985		24,521	13,111	(5,004)
Income tax (benefit) expense	—	—	—		(2,342)	2,295	(652)

Net income (loss)	$111,580	$13,578	$117,985		$26,863	$10,816	$(4,352)

Six Months Ended June 30, 2007 compared to Six Months Ended June 30, 2006

Revenues

Revenues increased $103.5 million, or 60.0%, to $275.9 million for the six months ended June 30, 2007 from $172.4 million for the six months ended June 30, 2006. This increase was the result of our acquisition of Duratek on June 7, 2006, which contributed $171.4 million to revenues in the six months ended June 30, 2007 compared to $24.8 million for the six months ended June 30, 2006. In addition, RSMC revenues were $12.1 million for the post-acquisition period of June 27, 2007 through June 30, 2007.

Primarily as a result of our acquisition of Duratek, revenues in our Federal Services segment and our Commercial Services segment were $72.1 million and $63.9 million, respectively, for the six months ended June 30, 2007 compared to $20.2 million and $8.6 million, respectively, for the six months ended June 30, 2006. As a result of our acquisitions of RSMC and Safeguard, revenues in our International segment were $16.7 million for the six months ended June 30, 2007. Historically, our international operations were reported in our Commercial Services segment because they constituted less than 1% of our total revenues.

LP&D segment revenues decreased $20.4 million, or 14.2%, to $123.2 million for the six months ended June 30, 2007 from $143.6 million for the six months ended June 30, 2006. We processed lower volumes of waste at our facility in Clive, Utah during the six months ended June 30, 2007 due to the completion of several projects during 2006. The decrease was partially offset by an increase in revenues of $48.3 million during the six months ended June 30, 2007 as compared to the same period of 2006 resulting from our Duratek acquisition. The Duratek acquisition included the facilities in Barnwell, South Carolina and six processing and disposal facilities in Tennessee.

Cost of revenues

Cost of revenues increased $115.3 million, or 137.1%, to $199.4 million for the six months ended June 30, 2007 from $84.1 million for the six months ended June 30, 2006. This increase was the result of our acquisition of Duratek, which contributed $132.7 million to cost of revenues in the six months ended June 30, 2007 compared to $18.5 million for the six months ended June 30, 2006. In addition, RSMC contributed $11.8 million to cost of revenues for the post-acquisition period of June 27, 2007 thorough June 30, 2007. These increases in cost of revenues were partially offset by a decrease of $25.4 million in our historical LP&D operations, which was primarily the result of reduced expenses associated with processing lower volumes of waste at our facility in Clive, Utah due to the completion of several projects during 2006.

Primarily as a result of our acquisition of Duratek, cost of revenues in our Federal Services segment and our Commercial Services segment was $52.7 million and $53.2 million, respectively, for the six months ended June 30, 2007 compared to $10.6 million and $6.9 million, respectively, for the six months ended June 30, 2006. As a result of our acquisitions of RSMC and Safeguard, cost of revenues in our International segment was $15.7 million for the six months ended June 30, 2007.

LP&D segment cost of revenues increased by $11.2 million, or 16.8%, to $77.7 million for the six months ended June 30, 2007 from $66.5 million for the six months ended June 30, 2006. This increase was the result of increased expenses resulting from our acquisition of Duratek, which contributed $35.3 million to cost of revenues for the six months ended June 30, 2007. This increase was partially offset by a decrease of $25.4 million in our historical LP&D operations associated with the completion of several projects during 2006.

Cost of revenues as a percentage of total revenue increased to 72.3% for the six months ended June 30, 2007, from 48.8% for the six months ended June 30, 2006. The acquisitions of Duratek and RSMC significantly changed our revenue mix when compared to our historical operations. As a result, a greater portion of our revenues have significantly lower contribution margins.

Cost of revenues as a percentage of revenues in our LP&D segment, which includes our historical operations, increased to 63.1% for the six months ended June 30, 2007 from 46.3% for the same period for 2006. A significant amount of the costs at our Clive, Utah facility are fixed; therefore, the decrease in our revenues of $64.6 million at our Clive, Utah facility had a significant adverse impact on our margins. In addition, cost of revenues as a percentage of revenues relating to operations from our Duratek acquisition are greater than that of our historical operations, thus contributing to the increase in cost of revenues as a percentage of revenues for this segment.

Our Federal Services, Commercial Services and International segments, which primarily include operations of Duratek and RSMC from their acquisition dates, collectively contributed cost of revenues as a percentage of revenues of 79.6% for the six months ended June 30, 2007 compared to 60.9% for the same period for 2006. This increase is primarily the result of the acquisition of RSMC, where cost of revenues as a percentage of revenues were 97.8% for the six months ended June 30, 2007.

Gross profit

Gross profit decreased $11.8 million, or 13.4%, to $76.5 million for the six months ended June 30, 2007 from $88.3 million for the six months ended June 30, 2006. Gross profit decreased primarily due to a decrease in gross profit in our LP&D segment resulting from lower volumes of waste at our facility in Clive, Utah during the six months ended June 30, 2007 due to the completion of several significant projects during 2006. The decrease in gross profit in our LP&D segment was partially offset by gross profit from Duratek, which contributed $14.9 million and $10.6 million to gross profit in our Federal Services and Commercial Services segments, respectively, for the six months ended June 30, 2007. Our gross margin decreased to 27.7% in the 2007 period from 51.2%, in the corresponding 2006 period due largely to change in revenue mix combined with lower margins in our LP&D segment.

Primarily as a result of our acquisition of Duratek, gross profit in our Federal Services segment and our Commercial Services segment increased to $19.4 million and $10.8 million, respectively, for the six months ended June 30, 2007 compared to $9.6 million and $1.7 million, respectively, for the six months ended June 30, 2006. As a result of our acquisition of RSMC, gross profit in our International segment was $977,000 for the six months ended June 30, 2007.

LP&D segment gross profit decreased $31.6 million, or 41.0%, to $45.4 million for the six months ended June 30, 2007 from $77.0 million for the six months ended June 30, 2006. LP&D segment gross profit margin decreased to 36.9% during the six months ended June 30, 2007 from 53.7% during the six months ended June 30, 2006. Gross profit and gross profit margin decreased primarily due to the completion of several significant projects in our historical LP&D segment during 2006 and lower gross profit margins in the LP&D operations we acquired from Duratek as compared to our historical operations.

Segment selling, general and administrative expenses

Segment selling, general and administrative expenses in our Federal Services and Commercial Services segments increased $4.3 million and $2.8 million, respectively, to $5.6 million and $5.1 million, respectively, for the six months ended June 30, 2007 from $1.3 million and $2.3 million, respectively, for the six months ended June 30, 2006. This is primarily the result of increased expenses of $3.4 million and $2.7 million in our Federal Services and Commercial Services segments, respectively, for the six months ended June 30, 2007 compared to the same period in 2006 due to the activity of Duratek, which was acquired in June 2006. Total segment selling, general and administrative expenses as a percentage of revenue increased to 6.5% for the six months ended June 30, 2007 from 3.5% for the same period for 2006.

Segment selling, general and administrative expenses in our LP&D segment increased $1.9 million to $4.3 million for the six months ended June 30, 2007 from $2.4 million for the six months ended June 30, 2006. The increase was primarily the result of the activity of Duratek, which was acquired in June 2006, and increased expenses of our Clive operations for the six months ended June 30, 2007 compared to the same period in 2006.

Segment selling, general and administrative expenses in our International segment were $2.9 million for the six months ended June 30, 2007 primarily due to bid and proposal expenses relating to potential contracts in the United Kingdom and the operations of Safeguard, which we acquired in December 2006.

Corporate selling, general and administrative expenses

Corporate selling, general and administrative expenses decreased $3.3 million, or 9.0%, to $33.4 million for the six months ended June 30, 2007 from $36.7 million for the six months ended June 30, 2006. As a percentage of revenue, corporate selling, general and administrative expenses decreased to 12.1% for the six months ended June 30, 2007 from 21.3% for the same period for 2006. This decrease was primarily due to non-cash equity compensation expenses incurred during the six months ended June 30, 2006 as a result of accelerated vesting of profits interests in connection with our acquisition of Duratek in the earlier period. This decrease is partially offset by increased accounting, treasury, human resources, information systems and other administrative expenses as a result of our acquisition of Duratek. In addition, we incurred non-cash amortization expense of $3.9 million and $1.0 million in the six months ended June 30, 2007 and 2006, respectively, related to the amortization of intangible assets acquired in the acquisitions of BNGA and Duratek in 2006.

Interest expense

Interest expense decreased $6.2 million, or 16.8%, to $30.7 million for the six months ended June 30, 2007 from $36.9 million for the six months ended June 30, 2006. This decrease was primarily due to the recognition of a call premium of $3.2 million and a write-off of debt financing fees and loan discounts of $8.9 million which occurred in June 2006 in connection with the restructuring of our long term debt. The decrease in interest expense was partially offset by increased borrowings related to the acquisitions of Duratek and RSMC, which affected interest expense during the six months ended June 30, 2007.

Other income

Other income was $558,000 for the six months ended June 30, 2007. This amount primarily reflects interest income and our proportional share of income from three joint ventures in which we have a minority interest offset by a loss on one of our derivatives of $1.2 million. Other income was $4.4 million for the six months ended June 30, 2006, which was primarily due to interest income and an unrealized gain on our interest rate derivative.

Income taxes

We recognized an income tax benefit of $652,000 for the six months ended June 30, 2007, primarily due to a tax loss in one of our taxable subsidiaries that was acquired during 2006. Historically, we operated as a limited liability company and therefore did not pay corporate income taxes. We recognized income tax expense of $2.3 million for the six months ended June 30, 2006 attributable to net taxable income contributed by BNGA and Duratek since their acquisitions on February 28, 2006 and June 7, 2006, respectively.

Net income (loss)

For the foregoing reasons, net income decreased $15.2 million to a net loss of $4.4 million for the six months ended June 30, 2007 from net income of $10.8 million for the six months ended June 30, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

Our revenues were $427.1 million for the year ended December 31, 2006 compared to $348.2 million for the eleven months ended December 31, 2005 and $21.9 million for the one month ended January 31, 2005 for pro forma revenues of $370.1 million for the year ended December 31, 2005. The $57.0 million (15.4%) increase in pro forma revenues for the year ended December 31, 2006 was the result of our acquisitions of BNGA on February 27, 2006 and Duratek on June 7, 2006, which contributed $44.1 million and $137.2 million to revenues, respectively, in the year ended December 31, 2006. This increase in revenues was partially offset by the completion of the project to clean up the DOE’s Rocky Flats site in 2005. Pursuant to this contract, we recognized approximately $105.4 million of revenues during 2005, but generated no significant revenues in 2006.

Primarily as a result of our acquisitions of BNGA and Duratek, revenues in our Federal Services segment and our Commercial Services segment were $79.9 million and $54.1 million, respectively, for the year ended December 31, 2006.

LP&D segment revenues were $293.0 million for the year ended December 31, 2006 compared to $348.2 million for the eleven months ended December 31, 2005 and $21.9 million for the one month ended January 31, 2005 for pro forma LP&D segment revenues of $370.1 million for the year ended December 31, 2005. The $77.1 million (20.8%) decrease for the year ended December 31, 2006 was primarily the result of approximately $105.4 million of revenue recognized during 2005 to clean up the DOE’s Rocky Flats site. We generated no significant revenues from this contract in 2006. The decrease was partially offset by an increase in revenues of $54.0 million due to our acquisitions of BNGA on February 27, 2006 and Duratek on June 7, 2006. The Duratek acquisition included the facilities in Barnwell, South Carolina and three processing and disposal facilities in Tennessee. The BNGA acquisition included a manufacturing facility in Tennessee.

Cost of revenues

Cost of revenues was $235.9 million for the year ended December 31, 2006 compared to $134.4 million for the eleven months ended December 31, 2005 and $7.4 million for the one month ended January 1, 2005 for pro forma cost of revenues of $141.7 million for the year ended December 31, 2005. The $94.1 million (66.4%) increase for the year ended December 31, 2006 was the result of our acquisitions of BNGA on February 27, 2006 and Duratek on June 7, 2006, which contributed $23.2 million and $101.1 million to cost of revenues, respectively, in the year ended December 31, 2006. This increase in cost of revenues was partially offset by a decrease of $30.8 million in our historical LP&D operations, which was primarily the result of reduced expenses associated with the completion of the clean-up project at Rocky Flats in 2005.

Primarily as a result of our acquisitions of BNGA and Duratek, cost of revenues in our Federal Services segment and our Commercial Services segment was $55.1 million and $39.6 million, respectively, for the year ended December 31, 2006.

LP&D segment cost of revenues was $141.2 million for the year ended December 31, 2006 compared to $134.4 million for the eleven months ended December 31, 2005 and $7.4 million for the one month ended January 1, 2005 for pro forma LP&D segment cost of revenues of $141.7 million for the year ended December 31, 2005. The $500,000 decrease for the year ended December 31, 2006 was primarily the result of reduced expenses associated with the completion of the clean-up project at Rocky Flats in 2005, offset in part by increased expenses resulting from our acquisitions of BNGA on February 27, 2006 and Duratek on June 7, 2006.

Gross profit

Gross profit was $191.2 million for the year ended December 31, 2006 compared to $213.8 million for the eleven months ended December 31, 2005 and $14.5 million for the one month ended January 1, 2005 for pro forma gross profit of $228.4 million for the year ended December 31, 2005. Our gross margin decreased to 44.8% in 2006 from 61.7% in 2005. Gross profit decreased $37.1 million in 2006 primarily due to a decrease in gross profit in our LP&D segment resulting from the completion of the project to clean up the DOE’s Rocky Flats site. The decrease in gross profit in our LP&D segment was partially offset by contributions from BNGA and Duratek, which contributed $24.8 million and $14.6 million to gross profit in our Federal Services and Commercial Services segments, respectively, for the year ended December 31, 2006.

As a result of our acquisitions of BNGA and Duratek, gross profit in our Federal Services segment and our Commercial Services segment was $24.8 million and $14.6 million, respectively, for the year ended December 31, 2006.

LP&D segment gross profit was $151.9 million for the year ended December 31, 2006 compared to $213.8 million for the eleven months ended December 31, 2005 and $14.5 million for the one month ended January 1, 2005 for pro forma LP&D segment gross profit of $228.4 million for the year ended December 31, 2005. LP&D segment gross margin decreased to 51.8% in 2006 from 61.7% in 2005. Gross profit and gross margin decreased primarily due to the completion of the project to clean up the DOE’s Rocky Flats site in 2005. We were able to achieve a relatively high gross margin on this project because of the volume of work involved in a relatively short period of time. We also recorded an incentive fee of $2.4 million in 2005 in connection with the Rocky Flats project as the result of meeting certain contractual milestones.

Gross profit margins in our Federal Services and Commercial Services segments are typically lower than in our LP&D segment due to the nature of pricing and the higher proportion of expenses for labor and fringe benefits of federal and commercial contracts. The higher gross profit margins in our LP&D segment are the result of unit pricing that reflects a higher amount of fixed costs, including capital expenditures, and a lower amount of labor and fringe benefits costs.

Segment selling, general and administrative expenses

As a result of our acquisitions of BNGA and Duratek, segment selling, general and administrative expenses in our Federal Services, Commercial Services and LP&D segments were $4.2 million, $7.5 million and $7.6 million, respectively, for the year ended December 31, 2006.

Corporate selling, general and administrative expenses

Corporate selling, general and administrative expenses were $82.0 million for the year ended December 31, 2006 compared to $44.6 million for the eleven months ended December 31, 2005 and $1.0 million for the one month ended January 31, 2005. The increase in 2006 was primarily the result of our acquisitions of BNGA and Duratek, which collectively contributed $17.5 million to corporate selling, general and administrative expenses for the year ended December 31, 2006. Corporate selling, general and administrative expenses also increased due to integration costs associated with our acquisitions of BNGA and Duratek. We incurred non-cash compensation expense of $21.4 million and $1.5 million in the years ended December 31, 2006 and 2005, respectively, principally relating to equity grants made in connection with our acquisitions. We also incurred increased non-cash amortization expense of $4.7 million in 2006 related to the amortization of intangible assets acquired in the acquisition of BNGA and Duratek in 2006. These increases were offset by a $3.8 million reduction in the allowance for doubtful accounts based on our historical collections experience and an evaluation of existing customer receivables.

Prior to 2006, we only operated in our LP&D segment and, therefore, all of our selling, general and administrative expenses prior to 2006 are reflected under corporate selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2006 are split between segment selling, general and administrative expenses and corporate selling, general and administrative expenses.

Impairment of intangible assets

There was no impairment of intangible assets in the year ended December 31, 2006. In the eleven months ended December 31, 2005, we changed our name to EnergySolutions and incurred an impairment charge of $3.0 million, representing the write-off of the remaining book value of our old name.

Interest expense

Interest expense was $68.6 million for the year ended December 31, 2006 compared to $49.7 million for the eleven months ended December 31, 2005. The $18.9 million increase was primarily due to increased borrowings as the result of our acquisitions of BNGA and Duratek, as well as a full year of interest expense on debt incurred to finance the acquisition of our predecessor by the Sponsors in 2005. Interest expense for the year ended December 31, 2006 also included the write-off of $8.9 million of deferred financing fees and debt discount and the payment of a call premium of $3.2 million from refinancing our debt in connection with the Duratek acquisition. Interest expense for the eleven months ended December 31, 2005 included the write-off of $12.7 million of deferred financing fees from the refinancing of our outstanding debt in connection with the acquisition of our predecessor by the Sponsors. We did not incur any material interest expense in the one month ended January 31, 2005.

Other income

Other income was $3.1 million for the year ended December 31, 2006. This amount primarily reflects interest income and our proportional share of income from two joint ventures in which we have a minority interest, which we acquired as part of our Duratek acquisition. Prior to the Duratek acquisition, we did not have any investments in joint ventures. Other income was $1.5 million for the year ended December 31, 2005, which was primarily due to interest income.

Income taxes

We recognized an income tax benefit of $2.3 million for the year ended December 31, 2006, primarily due to a tax loss in one of our taxable subsidiaries that was acquired in 2006. Historically, we operated as a limited liability company and therefore did not pay corporate income taxes. The tax provision in 2006 relates to Duratek and certain taxable subsidiaries of BNGA since their respective acquisitions in 2006.

Net income

For the foregoing reasons, net income was $26.9 million for the year ended December 31, 2006 compared to $118.0 million for the eleven months ended December 31, 2005 and $13.6 million for the one month ended January 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues

Pro forma revenues were $370.1 million for the year ended December 31, 2005 compared to $226.7 million for the year ended December 31, 2004. The $143.4 million (63.3%) increase was primarily the result of approximately $105.4 million of revenue recognized during 2005 to clean up the DOE’s Rocky Flats site compared to $31.4 million in 2004. Other DOE revenues increased $54.0 million in 2005 to $92.7 million compared to $38.7 million in 2004 due to higher volumes from several DOE sites.

Cost of revenues

Pro forma cost of revenues was $141.7 million for the year ended December 31, 2005 compared to $85.8 million for the year ended December 31, 2004. This increase was primarily due to expenses incurred in the clean- up of Rocky Flats during 2005. We also incurred non-cash amortization expense of approximately $8.2 million in the year ended December 31, 2005 related to the amortization of intangible assets acquired in the acquisition of our predecessor by the Sponsors.

Gross profit

Pro forma gross profit was $228.4 million for the year ended December 31, 2005 compared to $140.9 million for the year ended December 31, 2004. Our gross margin increased to 61.7% in 2005 from 62.2% in

2004. Gross profit increased primarily due to the project to clean up the DOE’s Rocky Flats site, as well as operational improvements made at our Clive facility. We were able to achieve a relatively high gross margin on the Rocky Flats project because of the volume of work involved in a relatively short period of time. We also recorded an incentive fee of $2.4 million in 2005 in connection with the Rocky Flats project as the result of meeting certain contractual milestones.

Corporate selling, general and administrative expenses

Corporate selling, general and administrative expenses were $44.6 million for the eleven months ended December 31, 2005 and $1.0 million for the one month ended January 31, 2005 compared to $28.3 million for the year ended December 31, 2004. The increase in 2005 was the result of our acquisition of our predecessor company, payments to the Sponsors pursuant to various advisory services agreements and increased compensation expense. Non-cash compensation expense was $1.5 million in 2005 and zero in 2004. We also incurred non-cash amortization expense of approximately $2.7 million in the year ended December 31, 2005 related to the amortization of intangible assets acquired in the acquisition of our predecessor by the Sponsors.

Impairment of intangible assets

Impairment of intangible assets was $3.0 million in the eleven months ended December 31, 2005 due to our decision to change our name to EnergySolutions and the resulting write-off of the remaining book value of our old name. Impairment of intangible assets was $1.2 million in the year ended December 31, 2004 due to the write-off of the value of permits that were no longer being used.

Interest expense

Interest expense was $49.7 million for the eleven months ended December 31, 2005. We did not incur any material interest expense in 2004 or the one month ended January 31, 2005. The increase in interest expense is due to the incurrence of indebtedness to finance the acquisition of our predecessor by the Sponsors in February 2005. Interest expense for the eleven months ended December 31, 2005 included the write-off of $12.7 million of deferred financing fees from the refinancing of our outstanding debt in 2005.

Other income

Other income was $1.5 million for the eleven months ended December 31, 2005, which was due primarily to interest income. Other income was immaterial in 2004.

Income taxes

As a limited liability company, we did not incur corporate income taxes during 2004 and 2005.

Net income

For the foregoing reasons, net income was $118.0 million for the eleven months ended December 31, 2005 and $13.6 million for the one month ended January 1, 2005 compared to $111.6 million for the year ended December 31, 2004.

Liquidity and Capital Resources

We finance our operations primarily through cash provided by operations. As of June 30, 2007, our principal sources of liquidity consisted of $26.4 million of cash and cash equivalents and $75.0 million of availability under the $75.0 million revolving portion of our credit facilities. We also have a synthetic letter of credit facility of $100.0 million, of which $97.1 million of letters of credit were issued as of June 30, 2007.

During the six months ended June 30, 2007, our cash and cash equivalents increased $21.7 million, to $26.4 million. This compares to a decrease in cash and cash equivalents of $21.2 million for the six months ended June 30, 2006. During the first half of 2007, we had net cash inflows from operating activities and financing activities of $71.6 million and $145.0 million, respectively. This was offset by net cash outflows from investing activities of $195.0 million related primarily to our acquisitions of RSMC and Parallax and purchases of property, plant and equipment.

During 2006, our cash and cash equivalents decreased by $30.2 million, to $4.6 million. This compares to an increase in cash and cash equivalents of $24.6 million during 2005 and an increase of $3.4 million during 2004. During 2006, we incurred net cash outflows from investing activities of $471.8 million primarily due to our acquisitions of BNGA, Duratek and Safeguard and purchases of property, plant and equipment. These outflows were offset in part by net cash inflows from operating activities and financing activities of $69.8 million and $371.9 million, respectively.

Our principal need for liquidity has been, and will continue to be, for working capital, to pay down debt and for capital expenditures. Following the completion of this offering, we also expect to use cash flow from operations to pay dividends in accordance with our dividend policy. However, the declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors. To the extent we maintain an annual dividend of $0.10 per share, our annual cash requirements for this dividend would be $8.7 million, based on the assumed number of shares outstanding immediately after completion of this offering (assuming no exercise of the over-allotment option). We believe that our cash flow from operations, available cash and cash equivalents and available borrowings under the revolving portion of our credit facilities will be sufficient to meet our future liquidity needs, including the payment of such dividend, through at least the twelve months following this offering. However, our ability to make scheduled payments of principal and to pay the interest on, or to refinance, our debt, to fund planned capital expenditures or pay dividends will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Although we have no specific current plans to do so, if we decide to pursue one or more significant strategic acquisitions, we may incur additional debt or sell additional equity to finance the purchase of those businesses.

Historical Cash Flows

Cash flow from operating activities

We generated $31.8 million and $71.6 million in cash flows from operating activities during the six months ended June 30, 2006 and 2007, respectively. This increase of $39.8 million was primarily due to a decreased restricted cash balance that was replaced with an insurance policy as well as higher net collections of accounts receivable that were primarily related to RSMC. These increases were partially offset by decreases in (1) net income, (2) unearned revenues as a large project was completed and (3) the adjustment for equity-based compensation expense due to the accelerated vesting of profits interests.

We generated $117.9 million, $210.0 million and $69.8 million in cash flow from operating activities in 2004, 2005 and 2006, respectively. The decrease of $140.2 million in 2006 compared to 2005 was primarily due to lower net income in 2006 and higher payments of accounts payable and accrued expenses due to the BNGA and Duratek acquisitions. The increase of $92.1 million in 2005 compared to 2004 was primarily due to an increase in income net of non-cash items of $54.6 million; an increase in accounts receivables collections of $29.9 million primarily due to amounts collected in fiscal 2005 that were invoiced in the fourth quarter of 2004; an increase in accrued expenses of $17.9 million due to an increase in accrued interest related to new long-term debt borrowings, an increase in vendor payables not yet invoiced associated with an increase in waste volume and an increase in accrued employee incentives payable; and a decrease in restricted cash of $12.2 million as restricted cash was reduced and replaced by an insurance policy.

Cash flow from investing activities

We used $442.2 million and $195.0 million in cash for investing activities during the six months ended June 30, 2006 and 2007, respectively. This decrease of $247.2 million was primarily due to more cash being used for the Duratek and BNGA acquisitions in 2006 than for the RSMC and Parallax acquisitions in 2007.

We used $5.0 million, $40.6 million and $471.8 million in cash flow from investing activities in 2004, 2005 and 2006, respectively. The increased use of cash of $431.2 million in 2006 compared to 2005 was primarily due to the BNGA and Duratek acquisitions. The increased use of cash of $35.6 million in 2005 compared to 2004 was primarily due to additions of property, plant and equipment at our Clive facility in 2005.

Cash flow from financing activities

We generated $389.2 million and $145.0 million in cash flows from financing activities during the six months ended June 30, 2006 and 2007, respectively. This decrease of $244.2 million was primarily due to lower borrowings in 2007 to fund the RSMC and Parallax acquisitions compared to borrowings and member capital contributions in 2006 to fund the Duratek and BNGA acquisitions.

We used $109.5 million and $147.8 million and generated $371.9 million in cash flow from financing activities in 2004, 2005 and 2006, respectively. The increase of $519.7 million in 2006 compared to 2005 was primarily due to an infusion of member capital and increased debt to finance the acquisitions in 2006. The decrease of $38.3 million in 2005 compared to 2004 was primarily due to increased member distributions as a result of our strong operating performance and a special member’s distribution, partially offset by net proceeds from debt issuances.

Capital Expenditures

We had capital expenditures of $5.0 million, $33.6 million, $23.9 million and $3.5 million in the years ended December 31, 2004, 2005 and 2006, and the six months ended June 30, 2007, respectively. We completed several significant capital improvements in 2005 and 2006, including the installation of a new shredder, rail handling loop and rotary dump at our Clive facility. We do not expect any significant capital expenditures in the near future and have budgeted approximately $16 million for capital expenditures in 2007, relating primarily to maintenance at our facilities.

Credit Facilities

In connection with the Duratek and RSMC acquisitions, we entered into credit facilities with Citicorp North America, Inc., or CNAI, as administrative agent and collateral agent, which we refer to collectively in this prospectus as our “credit facilities.” The credit facilities consist of a $75.0 million revolving credit facility, which matures on June 7, 2011, $770.0 million first lien term loan facilities, which mature on June 7, 2013, a $25.0 million synthetic letter of credit facility, which matures on June 7, 2013, and a $200.0 million second lien term loan facility which matures on December 31, 2013.

The obligations under the credit facilities are unconditional and irrevocably guaranteed by our direct parent, ENV Holdings LLC, us and each of our existing and subsequently acquired or organized domestic subsidiaries. ENV Holdings LLC’s guarantee and related obligations will terminate upon the consummation of this offering. In addition, the credit facilities and such guarantees are secured on a first- and second-priority basis by security interests (subject to permitted liens as defined in the credit agreements governing the credit facilities) in substantially all tangible and intangible assets owned by us, the obligors under the credit facilities, and each of our other domestic subsidiaries, subject to certain exceptions, including limiting pledges of voting stock of foreign subsidiaries to 65% of voting stock of first-tier foreign subsidiaries.

Borrowings under the credit facilities bear interest at a rate equal to (1) in the case of the first lien term loans, (i) the greater of the rate of interest announced by CNAI, from time to time, as its prime rate in effect at its principal office in the city of New York, and the federal funds rate plus 0.50% per annum (the “base rate”), plus

0.75% (or 0.50% when the leverage ratio (as defined in the credit agreements) as of the most recently completed fiscal quarter is less than 2.0 to 1.0) or (ii) for any portion of the term loans as to which we have elected to pay interest on a Eurodollar basis, LIBOR plus 2.25% (or 2.00% when the leverage ratio (as defined in the credit agreements) as of the most recently completed fiscal quarter is less than 2.0 to 1.0), (2) in the case of the revolving loans, (i) the base rate plus 0.75% or (ii) for any portion of the revolving loans as to which we have elected to pay interest on a Eurodollar basis, LIBOR plus 2.25% (3) in the case of synthetic letters of credit under the first lien credit facilities, 2.25% (or 2.00% when the leverage ratio (as defined in the related credit agreement) as of the most recently completed fiscal quarter is less than 2.0 to 1.0), and (4) in the case of the second lien term loans, (i) the base rate plus 3.50% or (ii) for any portion of the term loans as to which we have elected to pay interest on a Eurodollar basis, LIBOR plus 4.50%.

As of June 30, 2007, the weighted average interest rate under our credit facilities was 8.14%. At this rate and assuming an outstanding balance of $925.2 million as of June 30, 2007, our annual debt service obligations would be $82.9 million, consisting of $75.3 million of interest and $7.6 million of scheduled principal payments; however, due to optional prepayments made through June 30, 2007, no scheduled principal repayments are required until after June 30, 2008. We expect to use $198.8 million of the net proceeds of this offering to repay debt outstanding under our credit facilities. Assuming the completion of this offering on June 30, 2007 and the application of the net proceeds therefrom and the repayment of $58.0 million of debt subsequent to June 30, 2007, we would have had pro forma debt of $668.4 million as of June 30, 2007 and our annual debt service would be $51.2 million. We repaid $48 million and $10 million of the borrowings outstanding under our credit facilities in August 2007 and October 2007, respectively.

Commencing September 30, 2006 and at the end of each calendar quarter for the next 26 quarters, the first lien term loans under the credit facilities amortize in quarterly installments of 0.25% of the outstanding principal balance on September 30, 2006, provided that the final installment shall be equal to the amount outstanding in respect of the term loans. Any unpaid principal and interest of the second lien term loan facility is due and payable upon maturity.

We are generally required to prepay borrowings under the credit facilities with (1) 100% of the net proceeds we receive from non-ordinary course asset sales or as a result of a casualty or condemnation, subject to reinvestment provisions, (2) 100% of the net proceeds we receive from the issuance of debt obligations other than specified debt obligations and (3) the excess, if any, of 50% (or, if our leverage ratio is less than 3.0 and greater than 1.0, 25%) of excess cash flow (as defined in the credit agreements) reduced by the aggregate amount of term loans optionally prepaid during the applicable fiscal year. Under the credit facilities, we are not required to prepay borrowings with excess cash flow if our leverage ratio is less than or equal to 1.0. Any mandatory payments will be made first on the first lien term loan facilities and then on the second lien term loan facility. Under the second lien term loan facility, we will be required to pay a prepayment premium for any repayment between March 31, 2008 and June 30, 2010. We intend to use our net proceeds from the shares that we sell in this offering to pay $6.9 million to members of our current and former management pursuant to provisions in their employment agreements, to repay $198.8 million of outstanding debt under our credit facilities and to pay $7.4 million of fees and accrued interest to lenders under these facilities. See “Use of Proceeds.”

The credit facilities require us to maintain certain financial ratios, including maximum leverage ratios (based upon the ratios of consolidated funded debt, first lien indebtedness and second lien indebtedness to consolidated operating cash flow) and a minimum cash interest coverage ratio (based upon the ratio of consolidated operating cash flow to consolidated cash interest expense), which are tested quarterly. Based on the formulas set forth in the credit agreements as of June 30, 2007, we are required to maintain a maximum leverage ratio, a first lien leverage ratio and a second lien leverage ratio of 5.25, 4.75 and 6.0, respectively, and minimum cash interest coverage ratios of 2.0. Failure to comply with these financial ratio covenants would result in a default under our credit facilities and, absent a waiver or an amendment from the lenders, preclude us from making further borrowings under our credit facilities and permit the lenders to accelerate all outstanding borrowings under the credit facilities. As of June 30, 2007, we performed the calculations associated with these financial covenants and determined that we were in compliance with them.

The credit facilities also contain a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness; liens; affiliate transactions; and dividends and other restricted payments. Under the credit facilities, we are permitted maximum annual capital expenditures of up to $30.0 million under the first lien credit facilities and $40.0 million under the second lien credit facility in the fiscal year ending December 31, 2007 and in any fiscal year thereafter, plus the lesser of (1) a one year carry-forward of the unused amount from the previous fiscal year and (2) 50% of the amount permitted for capital expenditures in the prior fiscal year. The credit facilities contain events of default for non-payment of principal and interest when due, a cross-default provision with respect to other indebtedness having an aggregate principal amount of at least $5.0 million and an event of default that would be triggered by a change of control, as defined in the credit facilities. As of June 30, 2007, we were in compliance with all of our covenants and other obligations under the credit facilities.

Contractual Obligations and Other Commitments

As of December 31, 2006, our contractual obligations and other commitments were as follows:

	Payments Due by Period
	Total	2007	2008-2009	2010-2011	2012 and beyond
	(in thousands of dollars)
Long-term debt obligations(1)	$761,167	$11,565	$15,262	$15,262	$719,078
Capital lease obligations	2,305	1,069	1,236	—	—
Operating lease obligations	38,254	7,934	13,243	7,437	9,640
Other contractual obligations	22,500	2,500	5,000	5,000	10,000

Total	$824,226	$23,068	$34,741	$27,699	$738,718

(1)	Includes only obligations to pay principal and does not reflect the use of proceeds from this offering. Assuming our variable interest rate of 7.63% at December 31, 2006 remains constant during these periods, our interest payment obligations would be $58.7 million, $115.4 million, $112.9 million and $83.0 million for 2007, 2008-2009, 2010-2011 and 2012 and beyond, respectively, for a total interest payment obligation of $370.0 million. Assuming that $46.8 million of the proceeds from this offering is used to reduce the principal amount of the term loans under our credit facilities outstanding as of December 31, 2006, our obligations to pay principal for the periods shown above would be $0, $14.5 million, $14.5 million and $685.4 million, respectively, for a total of $714.4 million.

If the second lien term loan facility that was entered into in connection with our acquisition of RSMC had been entered into on December 31, 2006, our contractual obligations would have increased as follows:

	2007		2008-2009		2010-2011	2012 and beyond
	(in thousands of dollars)
Principal	$—		$—		$—	$200,000
Interest(a)		18,880		39,520	39,520	39,520

(a)	For 2007, assumes an interest rate of 9.44%, which is the average of 9.00% and 9.88%, our variable interest rates at December 31, 2006 and June 30, 2007, respectively. For 2008 and subsequent years, assumes our variable interest rate of 9.88% at June 30, 2007 remains constant during these periods. We repaid $48.0 million and $10.0 million of these borrowings in August 2007 and October 2007, respectively. We intend to repay the remaining borrowings outstanding under the second lien term loan facility with the proceeds of this offering.

Off Balance Sheet Arrangements

We have routine operating leases, primarily related to real estate and rail equipment, and two investments in joint ventures at December 31, 2006. The two joint ventures are UDS, LLC and Isotek Systems, LLC.

On June 29, 2005, we entered into an agreement with UDS, LLC, one of our joint ventures, to lend up to $1.6 million to UDS, LLC for working capital requirements. The loan is subject to interest at the higher of 5% or the prime rate plus 1.0%. Interest is payable monthly, and the entire loan balance must be repaid by September 2007. As of June 30, 2007 there were outstanding borrowings to UDS, LLC of $624,000. In addition, we advanced $198,000 to UDS, LLC to fund operations during the six months ended June 30, 2007. We own 26% of UDS, LLC and share proportionally in its profits and losses. The other partners and their proportionate shares include Framatome AMP (48%) and Burns & Roe Enterprises, Inc. (26%).

As of June 30, 2007, we had outstanding floating-rate term loans of $925.2 million, of which no portion was due until after June 30, 2008 as a result of optional prepayments made through June 30, 2007. Under our credit facilities, we are required to maintain one or more interest rate swap agreements for the aggregate notional amount of at least 33% of the outstanding aggregate principal amount of the term loans. Accordingly, we entered into a swap agreement effective July 1, 2005. As of June 30, 2007, the swap agreement had a notional amount of $513.0 million and fair value of approximately $179,000.

We are required to post, from time to time, standby letters of credit and surety bonds to support contractual obligations to customers, self-insurance programs, closure and post-closure financial assurance and other obligations. As of June 30, 2007, we had $97.1 million in letters of credit which are issued under our senior credit facilities. As of June 30, 2007, we had $28.1 million in surety bonds outstanding. With respect to the surety bonds, we have entered into certain indemnification agreements with the providers of the surety bonds, which would require funding by us only if we fail to perform under the contracts being insured and the surety bond issuer was obligated to make payment to the insured parties.

Our processing and disposal facilities operate under licenses and permits that require financial assurance for closure and post-closure costs. We provide for these requirements through a combination of restricted cash, cash deposits, letters of credit and insurance policies. As of June 30, 2007, the closure and post-closure state regulatory requirements for our facilities were $122.8 million, which amount is not determined on the same basis as the asset retirement obligation, or ARO, calculated under SFAS No. 143.

Critical Accounting Policies

This management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions about matters that are uncertain. These estimates and assumptions are often based on judgments that we believe to be reasonable under the circumstances, but all such estimates and assumptions are inherently uncertain and unpredictable. Actual results may differ from those estimates and assumptions, and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition.

Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management’s most difficult, complex or subjective estimates and assumptions. Our critical accounting policies are discussed below.

Revenue Recognition

We record revenue when all of the following conditions exist:

•	evidence of an agreement with our customer;

•	work has actually been performed;

•	the amount of revenue can be reasonably estimated; and

•	collection of revenue from our customer is reasonably assured.

Federal, Commercial and International contracts

Our services are provided under cost-reimbursable award or incentive fee, fixed-price and unit-rate contracts. The following describes our policies for these contract types:

•

Cost-reimbursable contracts—We are reimbursed for allowable costs in accordance with Cost Accounting Standards, or CAS, or contractual provisions. If our costs exceed the contract ceiling or are not allowable under the provisions of the contract or CAS, we may not be able to obtain reimbursement for such costs. A contract may also provide for award fees or incentive fees in addition to cost reimbursements. Incentive fees are earned if we meet certain contract provisions, including schedule, budget and safety. Monthly assessments are made to measure the amount of revenues earned in accordance with established contract provisions. Award and incentive fees are accrued when estimable and collection is reasonably assured.

•

Fixed-price contracts—We receive a fixed amount of revenues irrespective of the actual costs we incur. For fixed-price contracts, our revenues are recognized using the proportional performance method of accounting using appropriate output measures, where estimable, or on other measures such as proportion of costs incurred to total estimated contract costs.

•	Unit-rate contracts—For unit-rate contracts, our revenues are recognized using the proportional performance method of accounting as units are completed based on contractual unit rates.

Accounting for revenues earned under our contracts may require assessments that include an estimate of the amount that has been earned on the contract and are usually based on the volumes that have been processed or disposed, milestones reached or the time that has elapsed under the contract. Each of our contracts is unique with regard to scope, schedule and delivery methodology. Accordingly, each contract is reviewed to determine the most reliable measure of completion for revenue recognition purposes. Input measures such as costs incurred to total contract costs are used only when there are no quantifiable output measures available and represent a reasonable basis for determining the relative status of the project given that, on many contracts, costs are the basis for determining the overall contract value and timing.

Certain of our fixed-price contracts are for services that are non-linear in nature, require complex, non-repetitive tasks or involve a non-time-based scope of work. In these contracts, the earnings process is not fulfilled upon the achievement of milestones, but rather over the life of the contract. Evaluation of the obligations and customer requirements on these contracts does not produce objective, quantifiable output measures that reflect the earnings process for revenue recognition. Therefore, in these situations, we use a cost-to-cost approach to determine revenues.

A cost-to-cost approach accurately reflects our obligations and performance on these contracts, as well as meeting the customers’ expectations of service being performed. Therefore, we believe that input measures used to measure progress toward completion on certain fixed-price projects provide a reasonable surrogate as compared to using output measures.

For the year ended December 31, 2006, revenues calculated using a cost-to-cost approach were $36.3 million. For the eleven months ended December 31, 2005, the one month ended January 31, 2005 and the year ended December 31, 2004, revenues calculated using a cost-to-cost approach were $0.

Revisions to revenues, cost and profit estimates, or measurements of the extent of progress toward completion are changes in accounting estimates accounted for in the period of change (cumulative catch-up method). Contracts typically provide for periodic billings on a monthly basis or based on contract milestones. Costs and estimated earnings in excess of billings on uncompleted contracts represents amounts recognized as revenue that have not been billed. Unearned revenues represent amounts billed and collected for which revenues have not been recognized.

We record contract claims and pending change orders, including requests for equitable adjustments, or REAs, when collection of revenues is reasonably assured, which generally is when accepted in writing by the customer. The cost to perform the work related to these claims and pending change orders, including REAs, is included in our financial statements in the period that they are incurred and are included in our estimates of contract profitability.

A provision for estimated losses on individual contracts is recognized in the period in which the losses are identified and includes all estimated direct costs to complete such contracts (excluding future general and administrative costs expected to be allocated to the contracts). Monthly assessments are performed on our estimates and changes are made based on the latest information available.

LP&D contracts

Our LP&D services are provided primarily under unit-rate contracts. Revenues are recognized as units of materials are processed or disposed based on the unit prices provided in the contracts.

D&D Liabilities

We have responsibility for the cost to decontaminate and decommission our facilities and related equipment, as well as the equipment used at customer sites in the Commercial Services segment. Such costs will generally be paid upon closure of such facilities or disposal of such equipment. We are also responsible for the cost of monitoring our Clive, Utah facility, over the post-closure period.

Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, requires us to record the fair value of an ARO as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal use of the asset. We are also required to record a corresponding asset that we depreciate over the life of the asset. After the initial measurement of the ARO, the ARO is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

The cost basis for our landfill assets and related obligation include landfill liner material and installation, excavation for airspace, landfill leachate collection systems, environmental groundwater and air monitoring equipment, directly related engineering and design costs and other capital infrastructure costs. Also included in the cost basis of our landfill assets and related obligation are estimates of future costs associated with final landfill capping, closure and post-closure monitoring activities. These costs are described below:

•

Final capping—Involves the installation of final cap materials over areas of the landfill where total airspace has been consumed. We estimate available airspace capacity using aerial and ground surveys and other methods of calculation, based on permit-mandated height restrictions and other factors. Final capping AROs are recorded, with a corresponding increase in the landfill asset, as landfill airspace capacity is permitted for waste disposal activities and the cell liner is constructed. Final capping costs are recorded as an asset and a liability based on estimates of the discounted cash flows and capacity associated with the final capping event.

•

Closure—Involves the remediation of our land surrounding the disposal cell and the disposal of Company-owned property and equipment. These are costs incurred after the site ceases to accept waste, but before the site is certified to be closed by the applicable regulatory agency. These costs are accrued as an ARO, with a corresponding increase in the landfill asset, as airspace is consumed over the life of the landfill. Closure obligations are accrued over the life of the landfill based on estimates of the discounted cash flows associated with performing closure activities.

•

Post-closure—Involves the maintenance and monitoring of our landfill site that has been certified to be closed by the applicable regulatory agency. Subsequent to landfill closure, we are required to maintain and monitor our landfill site for a 100-year period. These maintenance and monitoring costs are accrued as an ARO, with a corresponding increase in the landfill asset, as airspace is consumed over the life of the landfill. Post-closure obligations are accrued over the life of the landfill based on estimates of the discounted cash flows associated with performing post-closure activities.

The cost basis for our D&D assets and related obligation include costs to decontaminate, disassemble and dispose of equipment and facilities. We develop our estimates of these obligations using input from our operations personnel, engineers and accountants. Our estimates are based on our interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value under the provisions of SFAS No. 143. We use historical experience, professional engineering judgment and quoted and actual prices paid for similar work to determine the fair value of these obligations. We recognize these obligations at market prices whether we plan to contract with third parties or perform the work ourselves.

Costs for the D&D of our facilities and equipment will generally be paid upon the closure of these facilities or the disposal of this equipment. We are obligated under our license granted by the State of South Carolina and the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act for costs associated with the ultimate closure of the Barnwell Low-Level Radioactive Waste Disposal Facility in South Carolina and our buildings and equipment located at the Barnwell site (Barnwell closure). Under the terms of the Atlantic Waste Compact Act and our license with the State of South Carolina, we are required to maintain a trust fund to cover the Barnwell closure obligation, which limits our obligation to the amount of the trust fund.

We are required to make significant estimates in the determination of our AROs and the related assets. Pursuant to the requirements of SFAS No. 143, our cost estimates for final capping, closure and post-closure activities and other D&D activities are intended to approximate fair value and are based on our interpretation of the current regulatory requirements and proposed or anticipated regulatory changes. Where applicable, these cost estimates are based on the amount a third party would charge to perform such activities even when we expect to perform these activities internally. Because final landfill capping, closure and post-closure obligations and decontamination and decommissioning obligations are measured using present value techniques, changes in the estimated timing of the related activities would have an effect on these liabilities, related assets and resulting operations.

Changes in inflation rates or the estimated costs, timing or extent of the required future capping, closure, post-closure and other D&D activities typically result in both: (i) a current adjustment to the recorded liability and asset and (ii) a change in the liability and asset amounts to be recorded prospectively over the remaining life of the asset in accordance with our depreciation policy. A hypothetical 1% increase in the inflation rate would have increased our D&D obligation by $500,000. A hypothetical 10% increase in our cost estimate would have increased our D&D obligation by $4.6 million.

We update our D&D and closure and post-closure cost estimates either annually or more frequently if changes in the underlying conditions occur. These estimates are based on current technology, regulations and burial rates. Changes in these factors could have a material impact on our estimates.

Recoverability of Long-Lived Assets, Including Goodwill

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. Goodwill is tested at the reporting unit level at least annually for impairment and is reviewed for impairment more frequently if events and circumstances indicate that the asset might be impaired. SFAS No. 142, Goodwill and Other Intangible Assets, requires a two-step impairment test. In the first step, we determine the fair value of the reporting unit using a discounted cash flow valuation model and compare the fair value to the reporting unit’s carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired and no further testing is required. If the fair value does not exceed the carrying value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. In the second step of the goodwill impairment test, the implied fair value of the reporting unit’s goodwill is compared to the carrying value. The implied fair value of the reporting unit’s goodwill is determined as if the reporting unit had been acquired in a business combination. If the carrying value of the reporting unit’s goodwill exceeds the implied value, an impairment loss is recognized in an amount equal to the excess.

We estimate future cash flows at the reporting unit level using a discounted cash flow methodology by assessing each major existing contract and projecting the earnings that will be recognized in future periods. Estimates are also made for earnings from new contracts that are anticipated based on our evaluation of future business prospects. The valuation of goodwill could be affected if actual results differ substantially from our estimates. Circumstances that could affect the valuation of goodwill include a significant change in our business climate, decisions by our customers to terminate our existing contracts and decisions by our customers to award to our competitors new contracts that we anticipated to be awarded to us.

Intangible assets acquired in a business combination are measured at fair value at the date of acquisition. We assess the useful lives of other intangible assets to determine whether events or circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over the revised remaining useful life. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and reviewed for impairment whenever events or circumstances indicate that the carrying value of such assets may not be recoverable. As of December 31, 2006, we had $462.4 million of goodwill and $296.2 million of intangible assets with estimable useful lives on our consolidated balance sheet. We do not have any intangible assets with indefinite useful lives.

Intangible assets subject to amortization consist of customer relationships, licenses and permits, technology and non-compete agreements. Customer relationships, which include the fair value of acquired customer contracts, were evaluated for each operating segment using a discounted cash flow methodology and are amortized on a straight-line basis over a term of 2 to 11 years. Estimated future cash flows for each operating segment were derived based on detailed budgets and projections prepared by management. Licenses and permits were evaluated for each licensed facility using a replacement cost methodology. Also, due to the unique characteristics of the Envirocare permits we also included an opportunity cost reflecting an estimate of earnings that would be lost if we had to replace the licenses and permits as opposed to having acquired them. Licenses and permits are either amortized over the definite terms of the related agreements or over the remaining useful lives of the related intangible asset, typically 20 to 25 years. Estimates of replacement cost were determined by management taking into consideration the cost of labor and other costs needed to meet regulatory requirements to obtain and maintain the license or permit. Estimates of opportunity cost were determined by management after considering estimated cash flows for the business generated with the licenses and permits offset by contribution asset charges for other assets of the business that also contribute to cash flow generation. Technology and non-compete agreements were evaluated using a discounted cash flow methodology. Intangible technology assets are amortized on a straight-line basis over a term of 9 to 10 years and non-compete agreements are amortized over the terms of the contracts. Estimated future cash flows for each technology and non-compete agreement were derived based on detailed budgets and projections prepared by management.

Long-lived assets such as property, plant and equipment are reviewed annually for impairment and whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of excess carrying value over fair value.

Compensation Expense

Pursuant to Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (FAS 123(R)), we account for equity-based compensation payments, including grants of employee stock options, based on the fair values of the equity instruments issued. Fair value of equity instruments to be issued upon or after the closing of this offering will be determined based on a valuation using an option pricing model which takes into account various assumptions that are subjective. Key assumptions used in the valuation will include the expected term of the equity award taking into account both the contractual term of the award, the effects of employees’ expected exercise and post-vesting termination behavior, expected volatility, expected dividends and the risk-free interest rate for the expected term of the award.

In 2005 and 2006, certain members of senior management were granted profit interest units in our parent company, ENV Holdings LLC, in consideration for services rendered to us. These entitle the holders to distributions. Certain units vest immediately upon grant and others vest over periods up to three years. These profit interest units are not convertible into common stock of EnergySolutions, Inc. or any other equity security of EnergySolutions, Inc. However, because these grants of profit interest units were made for services rendered to us, we recorded compensation expenses in accordance with FAS 123(R) in connection with these grants.

The grant date fair value of these units was determined using both a market approach and an income or discounted cash flow (DCF) approach. As part of the market approach, we used both comparable public companies (market multiples approach) and comparable transactions in order to estimate enterprise value. The income or DCF approach used management’s assumptions for growth in our revenues and expenses to estimate enterprise value. The resulting enterprise values as calculated under each approach were then averaged using an equal weighting to arrive at the final enterprise value. This value was then allocated to each class of profit interest units based on each class’s priority of distributions. Because of the impact of the distribution priority, management does not believe that there is a direct correlation between the grant date fair value of these units and the initial offering price in this offering.

Grant date	Units Granted	Fair Value at Grant Date
		(in thousands of dollars)
February 2005	36,406,934	$9,657
April 2006	2,526,912	300
June 2006	21,055,577	15,582
November 2006	4,288,028	773

We recorded compensation expense of $1.5 million for the eleven months ended December 31, 2005, $21.4 million for the year ended December 31, 2006, and $1.5 million for the six months ended June 30, 2007, which represents the vested portion of the fair value of these units. We anticipate that the equity-based compensation expense related to the vesting of these units will be $1.2 million and $648,000 in the second half of 2007 and in 2008, respectively. In addition, we expect to grant options to purchase an aggregate of 6,000,000 shares in connection with this offering. Under the measurement principles of FAS 123(R), we estimate that we will recognize compensation expense related to the issuance of these options of $8.3 million in each of the four twelve-month periods following the completion of this offering. Our estimate of fair value was made using the Black-Scholes model based upon the assumed initial offering and exercise price of $20.00 per share, volatility of 35%, risk-free interest rate of 3.9% per year, expected life of 3.75 years, dividend rate of 0.5% and a forfeiture rate of 10%. We determined the volatility rate by reference to volatility rates used by certain of our public industry peers. We determined the expected life by using the short-cut method, as permitted by FAS 123(R).

Income Taxes

Prior to our reorganization that will occur prior to the consummation of this offering, EnergySolutions, LLC operated as a limited liability company and was treated as a disregarded entity owned by a partnership for federal income tax purposes. Under applicable regulations, members of a limited liability company treated as a partnership are responsible for their individual income tax liabilities related to the limited liability company’s results of operations. Accordingly, we have not provided for federal income taxes related to our results of operations, except to the extent of operations in our subsidiaries that are corporations. Because we generated taxable income, we included in distributions to our member amounts sufficient to facilitate the payment of tax liabilities arising from EnergySolutions, LLC’s income. EnergySolutions, Inc. is a Delaware “C” corporation and, as such, after the reorganization we will be subject to federal and state corporate income taxes.

We will account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and other, applicable authoritative pronouncements. Judgment is required in determining our provision for income taxes. In the normal course of business, we may engage in numerous transactions every day for which the ultimate tax outcome (including the period in which the transaction will ultimately be included in taxable income or deducted as an expense) is uncertain. Additionally, the tax returns we file are subject to audit and investigation by the Internal Revenue Service, most states in the United States and by various government agencies representing jurisdictions outside the United States. We anticipate that our effective tax rate after this offering will be approximately 35-37%, and we will have to increase our provision for income taxes accordingly.

In July 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN No. 48 requires that we recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 were effective for us on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of FIN No. 48 did not have a material impact on our financial condition or results of operations.

Disclosure of Impact of Recently Issued Accounting Standards

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet completed our analysis of the impact that the implementation of SFAS No. 157 will have on our results of operations or financial condition, but we do not expect the provisions of this statement to have a material impact on our financial condition or results of operations.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides entities with the one-time option to measure financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet completed our analysis of the impact that the implementation of SFAS No. 159 will have on our results of operations or financial condition, but we do not expect the provisions of this statement to have a material impact on our financial condition or results of operations.

Qualitative and Quantitative Disclosures about Market Risk

Our major market risk relates to changing interest rates. As of June 30, 2007, we had outstanding floating-rate term loan debt of $925.2 million, of which no portion was due until after June 30, 2008 as a result of optional prepayments made through June 30, 2007. Under our senior credit facilities, we are required to maintain one or more interest rate swap agreements for the aggregate notional amount of at least 33% of the outstanding aggregate principal amount of the term loans. Accordingly, we entered into a swap agreement effective July 1, 2005. As of June 30, 2007, the swap agreement had a notional amount of $513.0 million and fair value of approximately $179,000. For further information on the swap agreement, see note 11 to our consolidated financial statements included elsewhere in this prospectus.

A hypothetical interest rate change of 1% on our senior credit facilities would have changed interest expense for the six months ended June 30, 2007 by approximately $3.8 million; however, the swap agreement would not have changed other income. In addition, a hypothetical interest rate change of 1% on our swap agreement would have changed the fair value of the interest swap at June 30, 2007 by approximately $2.2 million. Changes in market interest rates would impact the fair value of our long-term obligations. The carrying amount of the debt under our credit facilities approximates its fair value as of June 30, 2007, as the facilities bear interest rates that approximate market rates.

Prior to our acquisition of RSMC, our exposure to foreign currency fluctuations was immaterial. Through RSMC, we earn fee income denominated in British pounds sterling. Consequently, fluctuations in the value of the U.S. dollar compared to British pounds sterling will affect our reported results of operations. We do not have any material commodity risk.

NUCLEAR SERVICES INDUSTRY

The nuclear services industry consists of a broad range of engineering, technology-based and operational services provided to support the former and ongoing nuclear weapons production complexes for government entities and to support commercial nuclear power generation and other non-governmental entities, such as hospitals, pharmaceutical companies, research laboratories, universities or research reactors and industrial facilities that use nuclear-based equipment and services throughout the nuclear fuel cycle.

The nuclear fuel cycle refers to the series of industrial and technical processes that result in the production of nuclear energy or nuclear materials from nuclear power reactors. The nuclear fuel cycle includes the following stages:

The Nuclear Fuel Cycle

Each step in the nuclear fuel cycle requires highly technical engineering services to ensure safe, efficient production of nuclear power or creation of nuclear materials. The processes in the “front-end” of the cycle include uranium mining through fuel fabrication and are focused on the conversion of raw uranium ore into the fuel necessary to power a nuclear reactor. “Back-end” processes require a range of services that are essential to the safe management of the potentially hazardous by-products of nuclear reactions. In the United States, spent fuel resulting from the generation of electricity at a commercial reactor is currently stored on-site. The DOE is responsible for the ultimate disposition of this spent fuel, and it plans to develop a centralized geologic repository in Yucca Mountain, Nevada. In many other parts of the world, spent nuclear fuel recycling is available for re-use in front-end energy production, forming a true cycle.

The service requirements of the nuclear industry in the United States can be broadly classified into two main categories—Federal and Commercial.

Federal Nuclear Services

Overview

Federal nuclear services consist of services provided to government entities (primarily the DOE and, to a lesser extent, the DOD) related to M&O services, complex D&D and clean-up of radioactive materials at both operational and former weapons production sites. Over the past six decades, the DOE developed one of the largest government-owned industries in the United States, responsible for research, development, testing, operations and production of nuclear weapons and a variety of nuclear-related research programs. According to a study presented at the International Atomic Energy Agency’s Berlin conference in 2002, the DOE owns more than two million acres of land and over 100 million square feet of building space, a large percentage of which are radiologically or chemically contaminated. The same study also estimated that the market for federal nuclear services in the United States is estimated to range from $220 billion to $300 billion to be spent over the next several decades and is primarily based on the DOE’s clean-up efforts related to legacy nuclear waste with over 114 DOE sites associated with the historical production and testing of nuclear weapons and technology. Managing and supporting clean-up efforts for the DOE’s former nuclear weapons complex is a significant part of the DOE’s budget.

Factors Influencing the Market for Federal Nuclear Services

The following are some of the key factors that influence the U.S. federal nuclear services market:

•	Stable DOE Spending on Nuclear Programs. DOE spending on nuclear programs has been relatively stable over the past several years as outlined in the following table:

Source:    DOE.

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National Nuclear Security Administration (NNSA): Maintains the safety and reliability of U.S. nuclear weapons stockpiles, develops programs to enhance environmental safeguards and responds to nuclear and radiological emergencies.

•	Environmental Management (EM): Oversees the remediation of sites contaminated by defense and civilian activities.

•	Office of Civilian Radioactive Waste Management (OCRWM): Responsible for permanent geological disposal of spent nuclear fuel and high-level radioactive waste materials.

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Office of Nuclear Energy (NE): Helps to conduct the most advanced civilian technology research today and to enhance the basic technology necessary to take advantage of nuclear fission as a key energy source.

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Significant Upcoming Federal Contracts. The following table presents our expectations regarding federal M&O and D&D contracts that we believe will be awarded through 2010 and that we are qualified to pursue, together with our estimate of the value of such contracts. The estimated value of each contract is based on our internal estimates, generally using public DOE data. The DOE typically awards five-year contracts with five-year extensions. Most of the opportunities listed in the following table represent existing contracts that we expect will be re-bid. In estimating the value of these re-bid opportunities, we calculated the three-year average of the DOE appropriations for the existing contracts during 2006 and the amounts requested for 2007 and 2008. We then multiplied this three-year average by 10 for each contract that we expect will be awarded for five years and then typically extended for an additional five years. The estimated contract value for the Oak Ridge Disposition Program, which we expect to last four years, is based on DOE projections. The Paducah D&D and Savannah River Site M&O contracts are new opportunities, the estimated contract values for which are based on data from the General Accounting Office and from DOE requests for proposal. We cannot assure you that any of the contracts listed in the following table will be awarded as we expect, that the contracts will last as long as we expect, that we will bid on these contracts, that we will be awarded these contracts or that the amounts paid under these contracts will approximate our estimated contract values.

Expected Federal Contract Opportunities	Estimated Contract Value

(in billions of dollars)
Advanced Mixed Waste Treatment Plant	$1.7
Hanford Plateau	6.3
Hanford Tanks (Office of River Protection)	8.3
Oak Ridge Disposition Program	2.7
Paducah D&D	1.6
Pantex M&O	5.2
Savannah River Site Liquid Waste (Tank Farm)	5.5
Savannah River Site M&O	7.5
Waste Isolation Pilot Plant	2.0
Y-12 Plant M&O	8.7
Yucca Mountain M&O	5.2

Total	$54.7

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Spent Nuclear Fuel Initiative. Among the major drivers for renewed interest in spent nuclear fuel recycling are a desire to increase the availability of nuclear fuel for front-end power generation and to reduce the volume of high-level radioactive waste needed to be stored, thereby obviating the need for repositories in addition to Yucca Mountain. The DOE has issued a formal notice of its intent to prepare a programmatic Environmental Impact Statement, or EIS, with respect to the GNEP program. The DOE’s stated plan is to issue a draft EIS in late 2007, which will be followed by the decision of the Secretary of Energy on whether to adopt the GNEP proposal as a matter of federal policy. According to the DOE, the Secretary is expected to make a decision in June 2008. According to the DOE’s GNEP strategic plan from December 2006, the Spent Nuclear Fuel Recycle program is expected to be an industry based public-private partnership and may generate significant contract opportunities for the nuclear services industry over the long-term.

Commercial Nuclear Services

Overview

Commercial nuclear services primarily consist of specialized nuclear fuel cycle services provided to the 104 operating nuclear reactors in the United States, as well as D&D services provided to the nuclear reactors that have been shut down. The commercial nuclear services market also includes non-utility customers such as hospitals, pharmaceutical companies, research laboratories, universities or research reactors, industrial facilities and other commercial facilities that collectively hold more than 4,000 radioactive materials licenses in the United States. Many of these licensees require ongoing nuclear services, including site characterization, waste packaging and shipment and facility D&D services.

Factors Influencing the Market for Commercial Nuclear Services

The following are some of the key factors that influence the U.S. commercial nuclear services market:

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Outsourcing of Specialized Nuclear Services. Nuclear power plants need a wide range of services throughout their operating life cycle and throughout the nuclear fuel cycle to comply with regulatory guidelines regarding their maintenance and safety. These services include project planning, site surveys, waste characterization and management, liquid waste processing, spent fuel services, emergency response, D&D and other nuclear services. In addition, operating nuclear power plants generate a significant volume of LLRW that requires processing, transportation and, ultimately, disposal. Many of these activities are not core competencies of utilities and, therefore, are outsourced to companies that provide these services.

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Growth in Relicensing of Existing Plants. Growing confidence in the regulatory process and in the economic potential of nuclear power has encouraged more companies to pursue renewal of their 40-year operating licenses. The NRC has already renewed the operating licenses of 48 reactors in the United States and was reviewing license renewal applications for seven more as of January 2007. In addition, letters of intent submitted to the NRC indicate plans for license renewal for 31 or more reactors beginning in April 2007 through August 2013, according to the NRC. These license renewals create service opportunities as nuclear plants typically undertake clean-up and component replacement activities prior to obtaining license renewal.

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Significant D&D Services Opportunity. In addition to operations and maintenance services requirements for the 104 operating nuclear reactors in the United States, there is also a significant need for fully-integrated D&D services for the commercial nuclear power plants that have been shut down and, ultimately, for the 104 operating reactors and any new reactors. The regulations regarding decommissioning strategy, policies and funding are promulgated by the NRC, which requires nuclear plant owners and operators to establish and fund a decommissioning fund for each reactor based upon engineering studies and budget cost estimates. The size of the fund is adjusted periodically to account for changes in the cost of labor, technology, energy and nuclear waste disposal. Owners and operators of shut-down nuclear reactors have the option of maintaining their reactors in SAFSTOR or monitored storage indefinitely, thus allowing their decommissioning trust funds to grow until such time in the future that they decide to pursue a D&D program. There are currently 13 nuclear reactors in the United States in various stages of shut-down with total current dedicated decommissioning funds of more than $2.9 billion. Under SAFSTOR, nuclear facilities are generally maintained and monitored in a condition that allows radioactivity to decay over a period of several decades before undergoing final D&D.

The following table details the U.S. nuclear power reactors currently shut down and awaiting D&D, with associated decommissioning funding as of the most recent date for which such funding information is available. Although contracts for the D&D of these reactors have not yet been awarded, we have established relationships with some of the owners of these reactors and believe that we are well-positioned to pursue these contracts when they are made available.

Reactor	Location	Shutdown	Decommissioning Trust Fund Balance
			(in millions of dollars)
Dresden 1(a)	Morris, IL	10/31/78	$210
Fermi 1(a)	Newport, MI	09/22/72	32
GE VBWR	Pleasanton, CA	12/09/63	N/A
Humboldt Bay 3(a)	Eureka, CA	07/02/76	266
Indian Point 1(b)	Buchanan, NY	10/31/74	227
LaCrosse(a)	Genoa, WI	04/30/87	77
Millstone 1(a)	Waterford, CT	07/21/98	285
Peach Bottom 1(a)	Peach Bottom, PA	10/31/74	30
Rancho Seco(c)	Herald, CA	06/07/89	83
San Onofre 1(d)	San Clemente, CA	11/30/92	362
Three Mile Island 2(a)	Middletown, PA	03/28/79	494
Zion 1(e)	Zion, IL	02/21/97	384
Zion 2(e)	Zion, IL	09/19/96	474

Total			$2,924

(a)	Source: NRC.
(b)	Source: Entergy Corporation.
(c)	Source: Sacramento Municipal Utility District.
(d)	Source: Public Utilities Commission, State of California.
(e)	Source: Exelon Corporation.

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Nuclear Renaissance. Nuclear energy is a leading alternative energy source to fossil fuels (oil, gas and coal) and is poised to become a growing source of base-load power generation to meet expanding global energy demand due to its proven reliability, shorter refueling outages and lack of carbon emissions. Other alternative energy sources, such as wind and solar, and energy conservation and efficiency improvements also will play a significant role in the future, but cannot by themselves meet expected energy requirements.

In the United States, nuclear energy is a major component of a national energy strategy to reduce dependence on foreign sources of energy. The Energy Policy Act of 2005 includes a wide range of incentives to encourage new-reactor construction, including loan guarantees, production tax credits comparable to those provided to wind energy (but subject to a national limit of 6,000 megawatts), and standby insurance underwritten by the federal government to protect companies building new reactors from the risk of delays by regulatory changes or litigation that are outside of the control of the project sponsor.

As of December 2006, at least 24 new nuclear reactors have been proposed in letters to the NRC expressing plans to submit applications to construct and operate new reactors in the United States. Neither the filing of an application nor the granting of a license requires the applicant to construct a new reactor. However, preparing an application for the NRC’s review is a significant financial commitment that may cost tens of millions of dollars. The NRC estimates that its review of such applications and its hearing process will likely take three and one half years before issuance of any license. Reactor vendors estimate that construction of a new reactor could take three to four years thereafter. Four Early Site Permit applications and an advance permit at a specific site for a reactor of unspecified design, have been filed with the NRC and two such permits have been granted.

Classifications of Radioactive Materials

A significant portion of the nuclear services industry focuses on the design, engineering and execution of safe management and disposal techniques for radioactive materials generated by nuclear processes. The majority of these radioactive materials are classified as LLRW, which accounts for over 90% of the volume but less than 1% of the radioactivity of all radioactive by-products, according to the Nuclear Energy Institute, or NEI. Materials that eventually become classified as LLRW include gloves and other personal protective clothing, tools, glass and plastic supplies or tubing, machine parts, soil and building materials which may have come in contact with radioactive material.

NRC regulations classify LLRW into four categories—Class A, B, C and Greater Than Class C, or GTCC, and set highly technical requirements for packaging and disposal of each category. The classification depends on the concentration, half-life and radioactivity of the waste. Class A LLRW contains the lowest concentrations of radioactivity, typically losing radioactive hazard status in less than 100 years through natural decay. According to the NEI, about 95% of all LLRW is categorized as Class A. Classes B and C contain greater concentrations of radioactivity, typically losing radioactive hazard status within 300 years and 500 years, respectively. Consequently, Class B and Class C waste must meet stricter disposal requirements than Class A waste. GTCC has the highest concentration of radioactivity of any LLRW and is not typically disposed of in shallow land burial sites or commingled with other LLRW.

The remaining portion of radioactive wastes, other than high-level, consists primarily of Naturally Occurring Radioactive Material, or NORM, Naturally Accelerated Radioactive Material, or NARM, by-product material such as uranium mining and mill tailings (11e(2)), and transuranic waste. In the United States, NORM and NARM lie outside the NRC’s regulatory authority and are subject to health and safety regulation by the states and other federal agencies. By-product material includes tailings or waste produced by the extraction or concentration of uranium or thorium from any ore processed primarily for its source material content and is controlled under NRC regulations. Transuranic waste is specific to waste streams from DOE weapons production sites and is comprised of material contaminated with elements that have an atomic number greater than 92 and that are in concentrations greater than 10 nanocuries per gram.

International Nuclear Services

Nuclear power accounts for 16% of the electricity generated in the world today with 435 commercial nuclear power reactors in 30 countries generating nearly 370,000 MW of total capacity, according to the WNA as of February 2007. There are currently 30 new reactors under construction around the world and another 30 or more are scheduled to commence construction during the next 15 years. More than 200 additional new reactors have been proposed through various indications of interest worldwide, including those in the United States.

In addition to the specialized nuclear services and D&D services associated with the existing and growing number of nuclear power reactors around the world, there are also significant nuclear services requirements related to the management and clean-up of former weapons production and other nuclear programs in countries with significant nuclear facilities, including the United Kingdom and Canada.

United Kingdom

The United Kingdom has begun to clean up its former nuclear weapons production sites using a similar process to that used by the DOE. Under the United Kingdom’s Energy Act 2004, the NDA was funded and mandated with cleaning up the United Kingdom’s nuclear waste on 20 sites, including 39 reactors and five spent nuclear fuel recycling plants, as well as other fuel cycle and research facilities. We operate or are decommissioning 22 of these 39 reactors. According to the WNA, the total clean-up cost in the United Kingdom is expected to be £64 billion. However, the NDA and its current contractors are updating that estimate and we expect the total lifecycle cost to increase significantly.

The following table presents our expectations regarding major, near-term contracts in the United Kingdom that we believe will be awarded over the next few years and that we are qualified to pursue, together with estimates of the value of such contracts:

Site	Five-Year Opportunity Size
(in billions of pounds sterling)
Dounreay Site	£0.7
Harwell Site	0.3
Magnox North Reactors (re-bid expected in 2011)	0.9
Magnox South Reactors (re-bid expected in 2009)	1.0
Winfirth Site	0.2

Total	£3.1

Source: NDA/British Nuclear Group 2006/2007 Lifetime Plans.

There are also significant Tier 2 opportunities over the next 20 years in subcontracts at Sellafield, the Magnox reactor sites and Dounreay. Various nuclear reactors owned by British Energy Group plc are expected to be shut down over next five to 10 years and also offer significant Tier 2 opportunities.

Canada

Canada is the world’s largest producer of uranium, with approximately 28% of the total world production in 2005, according to a July 2006 market report from WNA. In June 2006, the Canadian government announced a 5-year, C$520 million program to clean up legacy waste from research and development on nuclear power and medical isotopes and early military activities dating back to the 1950s. Near-term opportunities include clean-up projects at the Bruce Power Station in Ontario and opportunities at Atomic Energy of Canada Limited, the government-owned nuclear corporation responsible for managing Canada’s national nuclear energy research and development program.

Other International Opportunities

The European market for the type of nuclear services that we provide is beginning to develop. We believe that most European countries, including those from the former Soviet Union, will clean up their nuclear legacy sites before embarking on an aggressive new build program. In addition, there are a number of near- and long-term opportunities in Asia as certain countries accelerate nuclear clean-up projects to facilitate new nuclear power plant construction. For example, China has also begun a major new nuclear reactor initiative, with five new reactors under construction and 20 proposed reactors.

BUSINESS

Overview

We are a leading provider of specialized, technology-based nuclear services to government and commercial customers. Our customers rely on our expertise to address their needs throughout the lifecycle of their nuclear operations. Our broad range of nuclear services includes engineering, operation of nuclear reactors, in-plant support services, spent nuclear fuel management, D&D, logistics, transportation, processing and disposal. We also own and operate strategic facilities that complement our services and uniquely position us to provide a single-source solution to our customers.

We derive almost 100% of our revenues from the provision of nuclear services and believe that virtually every company or organization in the United States that holds a nuclear license uses our services or facilities, directly or indirectly. Our government customers include the DOE, DOD and NDA. Our commercial customers include many of the largest owners and operators of nuclear power plants in the United States, such as Constellation Energy Group, Inc., Duke Energy Corporation, Entergy Corporation, Exelon Corporation and Florida Power & Light Company. We have entered into long-term arrangements, which we refer to as “life-of-plant” contracts, with nuclear power and utility companies representing 82 of the 104 operating nuclear reactors in the United States. Under these long-term arrangements, we have agreed to process and dispose of substantially all LLRW and MLLW generated by their nuclear power plants, and ultimately the waste materials generated from the D&D of those plants. Our commercial customers also include hospitals, pharmaceutical companies, research laboratories, universities or research reactors, industrial facilities and other commercial facilities.

We operate strategic facilities for the safe processing and disposal of radioactive materials, including a facility in Clive, Utah, four facilities in Tennessee and two facilities in Barnwell, South Carolina. According to the GAO, our facility in Clive, Utah is the largest privately-owned LLRW disposal site in the United States and currently handles over 95% of all commercial LLRW disposal in the United States. We also manage 10 sites in the United Kingdom with 22 reactors for the NDA, of which four are operational producing electricity and 18 are in various stages of decommissioning. We have a comprehensive portfolio of nuclear processing technology and know-how, supported by more than 175 patents that we own or license. As of September 2007, we had more than 5,000 employees, including approximately 1,150 scientists and engineers and over 400 radiation and safety professionals. Approximately 3,000 of our employees are located at the 10 sites we manage in the United Kingdom. We also manage more than 1,000 site employees at various DOE sites. We have received multiple awards for our safety record.

Historically, we have provided our services through three segments: Federal Services; Commercial Services; and LP&D. When a project involves the provision of both specialized on-site nuclear services and processing and disposal services, our Federal Services or Commercial Services segment, depending on the type of customer, will coordinate with our LP&D segment to provide integrated services. Our recent acquisition of RSMC has significantly expanded our international capabilities. Beginning with the second quarter of 2007, we began reporting results from our operations outside the United States in a new International segment. See “—Recent Developments.” For the year ended December 31, 2006, we derived 70.0% and 22.9% of our pro forma revenues and pro forma gross profit, respectively, from our operations outside North America.

We generated pro forma revenues of $1,807.1 million and pro forma net income of $62.3 million for the year ended December 31, 2006. Our pro forma earnings before interest expenses, income taxes, depreciation and amortization, or EBITDA, was $201.7 million for the year ended December 31, 2006. See page 14 for a reconciliation of EBITDA to net income.

Our Competitive Strengths

We believe that the following competitive strengths will allow us to capitalize on growth opportunities in the nuclear services industry:

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Broad, Specialized Solutions Offering. We believe that we provide the most comprehensive portfolio of specialized, technology-based nuclear services in North America and the United Kingdom and that our breadth of services, extensive experience and proven credentials position us to pursue a wide range of nuclear services contracts. This combination allows us to respond to specific, technical customer needs in an industry that often requires customized solutions. In addition, we believe our critical mass and the scale of our operations position us to pursue large nuclear services contracts, including opportunities to serve as a lead prime contractor for major government projects with the DOE, NDA and other government agencies.

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Vertically Integrated Services. Our unique LP&D capabilities complement the specialized on-site management, engineering and technological expertise provided by our other segments, enabling us to provide a comprehensive customer solution that effectively changes the nuclear services paradigm. Access to our own strategic processing and disposal facilities enables us to complete a broad range of projects quickly and cost-effectively. We believe that this ability to offer vertically integrated services distinguishes us from competitors that must coordinate their efforts with multiple third-party contractors to offer a comparable range of services, thereby incurring significant costs to replicate our full range of services.

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Strategic Processing and Disposal Facilities. According to the GAO, we are the largest non-government owner and operator of facilities in the United States for the treatment and disposal of LLRW and MLLW. LLRW accounts for more than 90% of the volume but less than 1% of the radioactivity of all radioactive by-products. Due to government regulations and political and siting issues, no new commercial LLRW disposal site has been able to obtain the necessary permits and licenses to operate since our Clive, Utah facility was licensed in 1988. We handle a majority of the DOE’s off-site LLRW disposal business and over 95% of the LLRW generated in the United States that is disposed of in commercial sites. There are significant political and regulatory barriers to entry to provide comparable services.

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Long-Term Relationships with Attractive Customer Base. We provide specialized, technology-based nuclear services to a broad range of customers, including the DOE and the NDA, commercial power and utility companies, research laboratories, universities and other entities with nuclear-related products or operations. We generate the majority of our revenues and cash flow from customers with whom we have long-term relationships. For example, our life-of-plant contracts with nuclear power and utility companies generally cover the operating life of a nuclear reactor through its decommissioning. Although a “life-of-plant” contract may be terminated before decommissioning is complete, we typically expect the duration of these contracts to be approximately 30 years. In the United States DOE contracts generally last five years with an additional five-year extension. In the United Kingdom RSMC and its predecessors have operated the Magnox sites since inception. NDA contracts generally are for five years with two additional five-year extensions.

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Technological and Operating Expertise. We have a substantial portfolio of nuclear processing technology and know-how, supported by more than 175 patents that we own or license, that enables us to participate in a wide range of projects involving materials with varying levels of radioactivity. For example, we employ proprietary technologies to transport high-level radioactive materials safely to on-site independent spent fuel storage installations. In addition, we use specialized radioactive materials processing technologies, such as vitrification and metal melting, which are currently in demand by the DOE and are an important factor in procuring prime government contracts. We also have extensive experience managing site operations at customer facilities. As a member of a prime contract team, we currently operate or jointly operate approximately 50 nuclear, radiological and industrial facilities at major DOE national laboratories and former weapons production sites. In addition, we operate four reactors that generate electricity in the United Kingdom, which provides us important operating expertise valued by our customers.

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Significant Project Management Capabilities. Our senior management team and employee base have extensive industry experience. The nuclear services industry currently faces a shortage of highly-trained professionals, and we believe our human capital serves as a core competitive advantage and enables us to deliver a comprehensive solutions offering. We have considerable nuclear-related project management capabilities for large customized projects required by our government and commercial customers. Our employee base also includes approximately 1,150 scientists and engineers and over 400 radiation and safety professionals that support our technology-based nuclear services.

Our Business Strategy

Our objective is to be a leading provider of specialized, technology-based nuclear services worldwide by capitalizing on significant near- and long-term growth opportunities in the nuclear services industry. We intend to pursue this objective through the following strategies:

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Focus on Decommissioning of Shut-down U.S. Reactors. We are actively marketing our D&D services for shut-down reactors to nuclear power and utility companies. There are currently 13 nuclear reactors in the United States in various stages of shut-down, including SAFSTOR, with total dedicated decommissioning funds of more than $2.9 billion. Our unique license stewardship initiative for shut-down reactors allows us to potentially accelerate D&D activities by several years. Under a license stewardship, we would obtain our own NRC license for a reactor site and enter into a turn-key contract with a utility through which we would acquire the plant. We then would be compensated for the work performed from the decommissioning trust funds transferred from the existing owner. After we have completed the D&D of the plant, we would return the restored site to its original owner. This approach offers our customers cost certainty and the advantage of near-term site restoration. We believe that we are well-positioned to compete for this D&D outsourcing work because our integrated service platform, together with our on-site D&D experience, enables us to efficiently and cost-effectively complete decommissioning and disposal of the radioactive materials at these shut-down sites.

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Pursue Prime Contracting Opportunities. We estimate that approximately $54.7 billion of U.S. government nuclear services contracts will be awarded within the next five years, and we expect to bid on a significant portion of these contracts. We believe that we have the expertise and have achieved the scale to be a leading member of consortia pursuing prime contract opportunities. For example, in the United Kingdom, we are currently a prime contractor for the NDA. In addition, much of the near-term prime contracting work will involve expertise in complex D&D and handling highly radioactive materials, areas in which we have substantial technological capabilities and operational experience. We currently have significant staff presence at the Hanford, Oak Ridge and Savannah River DOE sites, which are three of the most heavily contaminated DOE sites requiring significant clean-up.

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Expand Existing Commercial Business. We believe that the breadth of our nuclear services, our technological expertise and our proprietary processing and disposal facilities will enable us to deepen our relationships with existing commercial customers and pursue new commercial customers. Many of the specialized nuclear services that we offer are not core competencies of nuclear power and utility companies. As we deepen our relationships with these companies, we believe that they will increasingly outsource these services to us. For example, we have signed life-of-plant contracts with commercial customers representing 82 of the 104 operating nuclear reactors in the United States, pursuant to which we have agreed to process and dispose of substantially all operating LLRW generated by these plants, and ultimately their D&D waste materials. In addition, the NRC is reviewing a proposal to permit operators of nuclear reactors to access decommissioning funds for disposal of large components that have been retired from use in nuclear reactors. We believe the adoption of this proposal would be a significant opportunity for us to expand our business in our Commercial Services and LP&D segments.

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Expand International Operations in Selected Markets. We believe there are substantial near-term opportunities for us to market our nuclear services to international commercial and government customers. For example, the United Kingdom recently formed the NDA and is pursuing a £64 billion program to remediate its major nuclear sites. Our acquisitions of RSMC, a reactor operator and manager of sites at various stages of decommissioning, and Safeguard International Solutions Ltd., a leading provider of LLRW handling and disposition services in the United Kingdom, enable us to pursue opportunities in the United Kingdom and European countries, including the provision of specialized decommissioning and disposal services. We will also target the nuclear new-build program in the United Kingdom, particularly in respect of licensing, commissioning and operations.

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Become a Leader in Spent Nuclear Fuel Recycling. As part of our BNGA acquisition, we obtained the rights in the United States, Canada and Mexico to the full suite of BNFL’s intellectual property, including its spent nuclear fuel recycling technology and expertise. We believe we are the only U.S. company with this technology and expertise, which includes the know-how and employees who have designed, constructed, commissioned and operated spent nuclear fuel recycling facilities. We recently completed DOE feasibility studies at three potential sites in the United States for a spent nuclear fuel recycling facility under the GNEP. GNEP is a coordinated effort to increase global energy security, reduce the risk of nuclear proliferation and encourage clean energy development. We intend to continue to support the DOE with our technological expertise and will collaborate with the U.S. government to further this initiative.

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Pursue Acquisitions Opportunistically. We intend to complement our organic growth strategy through selective acquisitions of other nuclear services businesses, both domestic and international, that enhance our existing portfolio of services and strengthen our relationships with our government and commercial customers. For example, in January 2007 we acquired Parallax, which, together with its joint venture partner, was recently awarded a contract to perform nuclear services at the DOE’s Portsmouth Gaseous Diffusion Plant in Piketon, Ohio. In June 2007, we acquired RSMC from BNFL. Through its subsidiary Magnox Electric Ltd., RSMC holds the contracts and licenses to operate and decommission 22 reactors at 10 sites in the United Kingdom on behalf of the NDA. Also, we recently acquired RSMC and NUKEM Corporation, a provider of specialized technology-based solutions to the North American and South Korean nuclear industries for processing radioactive liquids.

Our Segments

We are a leading provider of specialized, technology-based nuclear services to government and commercial customers, servicing our customers through our Federal Services, Commercial Services, LP&D and International segments. In cases where a project involves the provision of both specialized nuclear services and processing and disposal services, our Federal Services or Commercial Services segment, depending on the type of customer, will coordinate with our LP&D segment to provide integrated services. Although we derived approximately 6% of our revenues in the first half of 2007 from our International segment, our recent acquisition of RSMC has significantly expanded our international capabilities. For the year ended December 31, 2006 and the six months ended June 30, 2007, 70.0% and 73.8%, respectively, of our pro forma revenues were generated in our International segment.

Federal Services

We derive revenues from government customers for the M&O or clean-up of DOE facilities that are contaminated by radioactive materials. The services that we provide to our government customers include the on-site characterization, sorting, segregation, transportation, management and disposal of classified and unclassified solid and liquid LLRW, MLLW and other special wastes. We also perform D&D and demolition of facilities, including disposal of radioactive materials. In 2006, we safely managed, stored, processed and disposed over one billion pounds of solid and over 100 million gallons of liquid LLRW and MLLW from the government sites that we service. We also manage high-level radioactive waste inventories at a number of government sites, pending their future off-site disposition. Our work includes the development of technologies, engineering, fabrication and operation of facilities to reduce the hazards posed by high-level radioactive waste pending final disposition in a national geological repository. In addition, we derive revenues from the provision of D&D, processing and disposal services to the DOD, including decontamination of classified military equipment and retrieval or recycling of other classified or specialty parts. In some instances, as a member of a Tier 1 project team, we also manage site operations. In this capacity, we currently operate or jointly operate more than 80 nuclear, radiological and industrial facilities at major DOE national laboratories and former weapons production sites.

Our government work generally involves providing customized engineering and technology-based expertise at major DOE facilities, such as Richland, Washington, Idaho Falls, Idaho, Los Alamos, New Mexico, Oak Ridge, Tennessee, or Savannah River, South Carolina. Our contract role for government customers is either under Tier 1 or Tier 2 contracts. Under a Tier 1 contract, we typically provide services as an integrated member of a prime contract team. Where we act as part of a Tier 1 team under a prime contract with the DOE, our employees often work alongside and manage employees at the site who work for the DOE and are covered by local benefit packages but are not employees of any of the Tier 1 team members. Under a Tier 2 contract arrangement, we provide services to Tier 1 contractors on a subcontracted basis.

Government customers have in the past and may in the future account for a significant portion of our revenues. Revenues from DOE contractors and subcontractors represented approximately 45.1% of consolidated revenues in 2004, 63.1% in 2005 and 47.9% in 2006. However, due to the acquisition of RSMC, our pro forma revenues from contracts funded by the DOE were approximately 13.8% of our pro forma revenues for the year ended December 31, 2006.

Much of our Federal Services work is highly customized to the specific needs of the site. The following are examples of our Federal Services work in recent years:

Fernald Closure Project

The 1,050-acre Fernald site was a former uranium processing facility located 18 miles northwest of Cincinnati, Ohio. In 1989, after 37 years of operations to support the U.S. weapons program, the DOE shut down uranium metal production and began to concentrate on environmental compliance, radioactive and mixed waste management and remediation. Since 1992, Fluor Fernald, Inc. has managed the clean-up of the site.

As an integrated Fluor Fernald team member, we led the waste management and mixed waste projects, providing project management and environmental expertise for site-wide waste retrieval, sorting and segregation, packaging, shipping and transportation for radioactive and hazardous materials disposition. Substantially all the LLRW removed from Fernald was transported to and disposed of at our Clive facility. We also provided management and technical staff who supervised more than 300 dedicated professional and technical employees of the DOE at the site. As an integrated team member, we also played a key role in the off-site disposition of highly radioactive uranium residues stored in two on-site silos at Fernald. Our services included the provision of key personnel to support the operational management, processing design, logistics and transportation systems.

The Fernald closure project was substantially completed in October 2006. Because the project was completed ahead of schedule, Fluor and its team members expect to receive an incentive fee, our portion of which (approximately $19.6 million) was accrued by Duratek through 2006.

Hanford Site Operations

The 586-square mile Hanford site was a former plutonium production complex with nine nuclear reactors and associated processing facilities located along the Columbia River in southeastern Washington State. In 1989, the DOE, the U.S. Environmental Protection Agency, or EPA, and the Washington State Department of Ecology signed the Tri-Party Agreement, which established milestones for the clean-up of the Hanford site. The Hanford clean-up operations are expected to be complete by 2035. Currently, the DOE is shifting a portion of the site from inactive storage to waste characterization, treatment, storage and disposal operations. Massive plants are being designed and built either to vitrify Hanford’s waste or to contain it in blocks of concrete grout. About 300 contaminated buildings will be cleaned up, and a radioactive waste packaging program will continue until the Hanford clean-up is complete.

We provide management and technical services as a subcontractor to the prime contractors that oversee the Hanford site. For example, we designed the vitrification system for the high-level waste treatment plant, and we continue to provide engineering, research and testing services to the DOE. We also manage more than 50 subprojects, which include planning, strategy and implementation; budgeting; cost and schedule baseline management; achievement of performance agreements with DOE; management of site-wide waste generator services; and associated health and safety services, including regulatory compliance, industrial and radiological safety and quality assurance.

Clean-up at Hanford is a significant component of the DOE’s total EM legacy clean-up program. During 2007 and 2008, the DOE is conducting competitions for three significant management contracts at the Hanford site, and we believe we have the expertise to compete for two of those contracts, Hanford Plateau and Hanford Tanks. We are currently preparing proposals for these contracts. The DOE’s fiscal 2007 appropriations requests for the Hanford Plateau and Hanford Tanks contracts are $513 million and $275 million, respectively.

Oak Ridge National Laboratory Operations

Oak Ridge National Laboratory, or ORNL, located in Oak Ridge, Tennessee, is one of the DOE’s largest science and energy laboratories. Managed since April 2000 by a partnership of the University of Tennessee and Battelle Memorial Institute in Columbus, Ohio, ORNL was established in 1943 as a part of the Manhattan Project to pioneer a method for producing and separating plutonium. We have provided on-going technical and management support to the ORNL since 1987. Our work at ORNL includes sampling, characterization, abatement, segregation, packaging, transportation, D&D and disposal of hazardous materials. We are also responsible for sorting, segregating and reducing the volume of the LLRW at ORNL. During 2008, the DOE will conduct a competition for a significant management contract at ORNL, and we believe we have the expertise to compete for this contract. The estimated value of this contract, which we expect to last from 2009 to 2012, is approximately $2.7 billion, according to the DOE.

Savannah River Site Operations

Established in 1950 by the Atomic Energy Commission, the DOE’s Savannah River Site, or SRS, is a 310-square mile facility near Aiken, South Carolina. The site was constructed during the early 1950s to produce materials, primarily tritium and plutonium-239, used in the fabrication of nuclear weapons in support of U.S. defense programs. Due to changes in the national security strategy of the United States, many SRS facilities are no longer needed to produce or process nuclear materials. The DOE has identified approximately 300 structures as surplus and requiring clean-up, ranging in size and complexity from large nuclear reactors to scores of small storage buildings.

The Washington Savannah River Company has operated the SRS since 1992. As an integrated Washington Savannah River Company team member, we manage the entire solid waste program at the site, including treatment, storage and disposal of low-level radioactive, transuranic, mixed and hazardous waste materials. We operate facilities at the site that provide transuranic waste storage, characterization and transportation, LLRW treatment and disposal and hazardous/mixed waste storage, treatment and disposal. We are also part of a team that has been contracted by the DOE for the design, construction, commissioning and operation of a new salt waste processing facility at the SRS. The facility will be a pre-treatment plant to remove cesium from DOE’s inventory of 38 million gallons of highly radioactive waste stored in 49 tanks at the SRS. During 2007 and 2008, the DOE will conduct competitions for two significant management contracts at the SRS, and we believe we have the expertise to compete for both of those contracts, Savannah River Site Liquid Waste and Savannah River Site M&O. The DOE’s fiscal 2007 appropriations request for the Savannah River Site Liquid Waste contract is $528 million. The estimated value of the Savannah River Site M&O contract, which we expect to last from 2009 to 2017, is approximately $750 million per year according to the DOE.

Idaho National Laboratory

Established in the late 1950s, the Idaho National Laboratory comprises approximately 700 square miles and was originally established as the National Reactor Testing Station. More than 60 nuclear reactors were designed, built and tested on the site. Spent nuclear fuel reprocessing missions were subsequently added to the site, whereby the DOE extracted highly enriched uranium from used nuclear fuel for recycling into the weapons program. Idaho was also a disposal site for transuranic waste generated during processing operations at Rocky Flats in Colorado.

We built the Advanced Mixed Waste Treatment Plant at the Idaho National Laboratory to safely treat transuranic-contaminated waste for final disposal at the Waste Isolation Pilot Plant in Carlsbad, New Mexico. In 2009, the contract for continued operation of the Advanced Mixed Waste Treatment Plant will be out for competition, and we believe we have the expertise and the experience to lead this Tier 1 contract. The DOE’s fiscal 2007 appropriations request for the Advanced Mixed Waste Treatment Plant is $194 million.

Portsmouth Gaseous Diffusion Plant

The Portsmouth Gaseous Diffusion Plant in Piketon, Ohio occupies approximately 640 acres, situated in a 3,714 acre federal site. It is operated by the United States Enrichment Corporation, a subsidiary of USEC Inc. The plant has a long history of enriching uranium for defense and commercial nuclear power needs, beginning in the early 1940s with a U.S. defense initiative to produce fissionable material for the atomic bomb. Portsmouth ended enriching operations in 2001. Piketon is expected to be the site for USEC’s next-generation uranium enrichment facility, the American Centrifuge Plant.

Through a joint venture with Los Alamos Technical Associates, we are currently providing environmental management services at the Portsmouth Gaseous Diffusion Plant project, including site characterization, decommissioning, waste processing and environmental restoration.

Atlas Mills Tailings Cleanup

In June 2007, the DOE awarded us a $98.4 million contract to clean up the Atlas Mills Tailings pile that sits alongside the Colorado River near Moab, Utah. The site encompasses approximately 435 acres, of which approximately 130 acres contain uranium mill tailings. The contract runs through September 2011.

Commercial Services

We provide a broad range of on-site services to commercial customers, including commercial power and utility companies that operate nuclear power plants, pharmaceutical companies, research laboratories, universities, industrial facilities and other entities that generate radioactive materials or are involved in the nuclear services industry. Our services include D&D, project planning, site surveys, radioactive material characterization and management, liquid waste processing, spent nuclear fuel services, emergency response and other nuclear services.

Examples of our on-site commercial nuclear services include:

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Decontamination and Decommissioning. We have been providing D&D services for over 20 years. We are currently working with commercial power and utility companies to increase the number of outsourced opportunities for our D&D services. The following examples highlight the scope of the D&D services that we have provided to our commercial customers in recent years:

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Big Rock Point. From 1996 to 1998, EnergySolutions. BNGA and Duratek were awarded multiple contracts to support the D&D of Consumers Energy’s Big Rock Point Nuclear Plant in Charlevoix, Michigan, the longest-running nuclear reactor in the United States. The scope of our work included the engineering, design, licensing and fabrication of spent fuel storage containers and handling equipment, various engineering and consulting tasks supporting spent fuel management and pool-to-pad operations, the removal, transportation, processing and final disposal of large reactor components, structure and system decontamination, building dismantlement and on-site waste management, shipment and processing of LLRW and MLLW.

We successfully developed, licensed and deployed the FuelSolutions™ cask system for the Big Rock Point project, which is the first system capable of accommodating highly-enriched, high-burnup pressurized water reactor and boiling water reactor fuel assemblies, as well as damaged fuel and fuel debris cans. We also provided the single-source solution for the removal of Big Rock Point’s large components, including the reactor vessel. Our services in this regard included the design, licensing, fabrication and implementation of the first fully NRC-compliant Type B package for shipping a reactor in one piece. The major component removal contract also provided for the provision of decontamination and building dismantlement services, including with respect to the turbine building, stack and various auxiliary buildings and structures. Furthermore, we provided licensing and project management support for the implementation of a comprehensive on-site and off-site waste management program. We sorted, packaged, transported and disposed of approximately 100 million pounds of waste using our LLRW disposal sites in Barnwell, South Carolina and Clive, Utah.

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Connecticut Yankee Atomic Power Company. In July 1999, we began providing comprehensive on-site radioactive waste management and processing services for the D&D of Connecticut Yankee’s Haddam Neck Atomic Power Plant in East Hampton, Connecticut, which had been shut down in December 1996. Our activities have included engineering support, logistics and the packaging, transportation and disposal of radioactive and hazardous waste, which included the reactor pressure vessel head, a pressurizer and four steam generators. Decommissioning of the Connecticut Yankee plant was substantially completed in 2006.

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Yankee Atomic Electric Company. In February 2001, we undertook a major role in the D&D of the Yankee Rowe nuclear power station in Western Massachusetts, which had been shut down in February 1992. As a primary subcontractor to NAC International, we supported the removal of fuel from the spent fuel pool, which we completed in June 2003. The project was highly technical and required several major capabilities, including the engineering, design and fabrication of processing equipment to sort and remove the fuel; packaging, transportation and disposal of all fuel racks from the spent fuel pool; implementing and managing a health and safety program; and training personnel in fuel cask loading and liquid process systems. Our services also included off-site processing and disposal of radioactive and hazardous waste, as well as the transport and disposal of large contaminated components weighing a total of more than 500 tons. Decommissioning of the Yankee Rowe plant was substantially completed in 2006.

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Radioactive Waste Removal Project. In August 2006, we were awarded a contract to provide radioactive waste removal services at a uranium conversion facility. The scope of our work included on-site project management and all activities related to the packaging, transportation and disposition of LLRW and empty contaminated drums. Our project team mobilized in less than four weeks and subsequently containerized, shipped and disposed of over 400,000 cubic feet of LLRW (the equivalent of over 230 trucks) in three months.

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Large Components. Our expertise, personnel and equipment enable us to prepare large components for transport via public highway, waterway, rail or combinations thereof to ensure safety and compliance with regulatory requirements. Large components include overweight and oversized nuclear components, such as reactor pressure vessels, steam generators, reactor heads, pressurizers, turbine rotors, reactor coolant pumps and feed water heaters. These components often weigh more than 20,000 pounds and generally require special transportation arrangements, including formal engineering reviews. The transportation, processing and disposal of these large components is often handled through our LP&D segment.

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Radioactive Liquids Processing. Our on-site radioactive liquids processing technology-based services incorporate a number of patented technologies, including technically advanced ion exchange and membrane-based systems to reduce liquid waste generation, reduce radioactive discharge, improve water chemistry and enable the recycling of wastewater. Our acquisition of NUKEM in July 2007 enhanced our capabilities for processing radioactive liquids. We believe that we process more contaminated power plant floor drain and equipment drain radioactive wastewater than any other U.S. company—more than 70 million gallons per year. We are currently providing on-site services for removing radioactive and chemical contaminants from wastewater at 19 nuclear power plants. We have developed and provide a make-up water system that can achieve nuclear plant water quality standards by reducing organic carbon and removing ionic impurities and dissolved solids. Our membrane-based technologies are capable of producing effluent water that meets stringent chemical criteria. We also provide dewatering of radioactive particulate wastes. The waste generated by our technology is compatible with our disposal containers and with disposal criteria at our Clive facility. We currently provide dewatering services at 26 nuclear power plants.

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Spent Fuel Services. We have more than 20 years of experience working with irradiated hardware and materials in spent fuel pools used in boiling water reactors and pressurized water reactors. Our range of fuel pool services includes underwater transfer and container loading, cask transportation, fuel pool vacuuming, pool-to-pool transfers and waste characterization. Our fuel pool personnel are specially trained to handle the planning, on-site processing, packaging, transportation and disposal of various fuel pool components, and we have completed more than 50 fuel pool projects for nearly every nuclear power and utility company in the United States. We also provide full service support of spent fuel storage activities, including cask design and procurement, cask loading and related activities, as well as design and construction oversight for on-site independent spent fuel storage installations.

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Emergency Response. We employ more than 200 trained radiation protection specialists who can be deployed rapidly throughout the United States to respond to a variety of radioactive contamination events. We also maintain procedures, equipment and mobile radioactive material licenses that can be used for radiological emergency response events. We have responded to a variety of emergency situations, including spills and radiological events at non-nuclear facilities.

Logistics, Processing and Disposal (LP&D)

We provide a broad range of logistics, processing and disposal services and own and operate strategic facilities for the safe processing and disposal of radioactive materials. Our processing and disposal facilities include our disposal facility in Clive, Utah, which is the largest privately-owned LLRW disposal site in the United States, three processing facilities in Tennessee and separate processing and disposal facilities in Barnwell, South Carolina. We operate the Barnwell disposal facility pursuant to a long-term lease with South Carolina. We also own a facility in Tennessee that we believe is the only commercial facility in the world with the ability to cast, flat-roll and machine casks and other products from depleted uranium. We believe that virtually every company or organization that holds a nuclear license in the United States uses our facilities, directly or indirectly.

Our transportation and logistics services encompass all aspects of transporting radioactive materials, including obtaining all required local and federal licenses and permits, loading and bracing shipments, conducting vehicle radiation surveys and providing transportation assistance to other companies throughout the United States. Through our Hittman Transportation, Inc., or Hittman, subsidiary, we own and operate a dedicated fleet of tractors, trailers and shipping containers for transporting radioactive materials and contaminated equipment for processing and disposal.

Our fleet of specialized shipping casks are specially engineered containers for the safe transport of radioactive material. We also have expertise in transporting very large, contaminated reactor components from a commercial power plant to a processing or disposal site. These components include reactor pressure vessels, steam generators and other smaller components. Transportation modes include barge, rail and truck transport.

We have the capability to store, treat and dispose of several types of radioactive materials, including the following:

•

LLRW generated from contaminated soil and debris at clean-up sites, such as ion exchange resins and filter materials used to clean water at nuclear plants, medical waste, activated metals, manufacturing materials and medical and technological research materials;

•	MLLW, such as radioactive and hazardous materials, including lead-lined glove boxes, lead-shielded plates and radioactivity-contaminated electric arc furnace dust;

•	NORM, such as waste from radium processes, accelerators and mining;

•	dry active waste, consisting of resins, filters, evaporator bottoms and hot metal debris;

•	liquid waste, which is similar to LLRW, but in liquid form; and

•	11e(2) waste consisting of dirt generated by mining and milling operations.

The LLRW that we dispose of at our Clive facility primarily derives from the clean-up of contaminated sites (including DOE facilities, nuclear power plants, Superfund sites and industrial sites) and from the routine operations of utilities, industrial sites and hospitals. Although we only treat and dispose of Class A LLRW, MLLW and 11e(2) materials at our Clive facility and do not plan to seek authorization to take Class B and C wastes at that site, we are currently able to meet customer demand to dispose of Class B and C waste at the state-owned Barnwell, South Carolina facility that we operate. However, on July 1, 2008, as currently contemplated under South Carolina law, the State of South Carolina will close the Barnwell disposal site to customers outside of the Atlantic Compact States of South Carolina, New Jersey and Connecticut.

Our MLLW treatment facility in Clive uses several treatment technologies to reduce the toxicity of the waste materials prior to their disposal. These technologies include thermal desorption, stabilization, amalgamation, reduction/oxidation, deactivation, chemical fixation, neutralization, debris spray washing, macro-encapsulation and micro-encapsulation.

Many of our LP&D projects complement our services in our Federal and Commercial Services segments. The following are examples of LP&D services that we have performed in recent years:

Life-of-Plant Contracts

Our life-of-plant contracts integrate our LP&D services into a tailored solution for our commercial customers’ needs, and we believe that these contracts will represent a significant source of future revenues for our LP&D segment. Life-of-plant contracts provide our customers with LLRW and MLLW processing and disposal services for the remaining lives of their nuclear power plants, as well as D&D waste disposal services when the plants are shut down. We have signed life-of-plant contracts with commercial customers representing 82 of the 104 operating nuclear reactors in the United States. Some of the customers with whom we have entered into life-of-plant contracts include Dominion Resources, Inc., Duke Energy Corporation, Exelon Corporation, Florida Power & Light Company and Progress Energy.

Rocky Flats Closure Project

The Rocky Flats Environmental Technology Site is a DOE environmental clean-up site located approximately 16 miles northwest of downtown Denver. Historically, Rocky Flats made components for nuclear weapons using various radioactive and hazardous materials, including plutonium, uranium and beryllium. Nearly 40 years of nuclear weapons production left behind a legacy of contaminated facilities, soils and ground water. In 1995, the Rocky Flats site was designated by the EPA as a Superfund clean-up site.

In 1995, the DOE entered into a contract with Kaiser-Hill Company, LLC to manage the clean-up and closure of the Rocky Flats site. Kaiser-Hill was responsible for assigning and integrating tasks among various subcontractors. We were the major subcontractor to Kaiser-Hill for the transportation and disposal of LLRW, MLLW and other contaminated materials at our Clive facility. The clean-up of Rocky Flats was declared complete in October 2005.

Large Components

An important service provided to government sites and projects and commercial nuclear power plants is the disposition of overweight and oversized nuclear components, such as reactor pressure vessels, steam generators, reactor heads, pressurizers, turbine rotors, reactor coolant pumps and feed water heaters. As operational nuclear power plants age, their equipment and components are replaced either to provide increased operational capacity or as part of plant maintenance. For example, in 2004 we handled the transportation, processing and disposal of four steam generators from American Electric Power/Indiana Michigan Power’s Donald C. Cook nuclear plant located in Southwest Michigan on the shores of Lake Michigan. Our successful completion of this project enabled us to procure a subsequent contract with this customer to package, transport and dispose of two reactor pressure vessel heads from this plant in 2006 and 2007. The preparation of these large components for transportation, processing and disposal is often handled through our Federal Services and Commercial Services segments, depending on the type of customer.

Paducah Project

The Paducah Gaseous Diffusion Plant in Paducah, Kentucky was constructed in the mid-1950s as part of a U.S. government program to produce highly enriched uranium to fuel military reactors and produce nuclear weapons and is currently the only operating uranium enrichment facility in the United States. Owned by the DOE and operated through a lease with the U.S. Enrichment Corporation, today the plant produces low-enriched uranium fuel for commercial nuclear power plants in the United States and around the world. In December 2005, the DOE announced a contract award to Paducah Remediation Services, LLC, or PRS, for environmental remediation and waste management activities at the plant. We are the major subcontractor to PRS. Under the DOE contract, PRS’s responsibilities include groundwater and soil remedial actions, removing legacy waste, D&D services, operating on-site waste storage facilities and surveillance and maintenance activities. Revenues from these services are recognized in our Federal Services segment. We are also responsible for all on-site waste management and off-site waste disposition activities through contract completion, which is expected to occur in September 2009. We have transported and disposed of LLRW, MLLW and other contaminated materials from the Paducah site at our Clive facility. Revenues from these services are recognized in our LP&D segment.

U.S. Navy Contracts

We are the principal service provider to the U.S. Navy for the disposition of radiological materials under the Naval Nuclear Propulsion Program. Through a series of long-term contracts, we process and dispose of LLRW and MLLW generated by the U.S. Navy’s nuclear operations worldwide.

Several of our facilities provide services to the U.S. Navy, including our Clive, Utah, Barnwell, South Carolina and Oak Ridge and Memphis, Tennessee facilities. These services include the specialized processing of classified materials at our Bear Creek facility in Oak Ridge, Tennessee, or Bear Creek, so that it is impossible to identify what the materials were prior to processing. The materials may then be disposed of at our Clive and Barnwell facilities. In addition to processing classified and unclassified liquid and solid radioactive materials, we also provide transportation and logistics services to the U.S. Navy, as well as on-site support at Naval bases around the United States for the removal of radioactive materials. Revenues from these services are recognized in our LP&D segment.

International

As a result of our acquisition of RSMC in June 2007, we began reporting the results of our operations outside North America in a new International segment in the second quarter of 2007. The revenues we receive from the NDA for the operation and management of its 10 Magnox sites currently constitute the predominant portion of our International segment revenue. The NDA intends to divide these sites into two Site License Companies, or SLCs—Magnox South and Magnox North—although presently they operate as two regions within one SLC, Magnox Electric. Effective April 1, 2007, the NDA has entered into separate contracts with Magnox Electric for each region. Under these contracts, we are responsible for the operation, defuelling and decommissioning of 10 nuclear power sites. Two of these stations currently generate electricity and eight other stations are now in varying stages of decommissioning. The consolidated NDA contracts are anticipated to extend to 2009 and 2011 for the Southern and Northern regions, respectively. During the contract year ended March 31, 2007 the Southern and Northern regions received funding from the NDA of approximately $526.2 million and $600.0 million, respectively.

In addition, through our acquisition of Safeguard, we have positioned ourselves as a leading provider in the United Kingdom of turn-key services for the disposal of radioactive materials from non-nuclear power generating facilities such as hospitals, research facilities and other manufacturing and industrial facilities. We also are pursuing other opportunities in Europe, Asia and North America. We are currently in discussions with Sogin SpA, the Italian state-owned utility company, to provide D&D and radioactive materials management services in support of the clean-up of Sogin’s nuclear facilities.

Results of our operations in Canada and Mexico currently relate to services provided to our utility customers and are included in our Commercial Services segment.

Our Processing and Disposal Facilities

Clive Facility

Our Clive facility is located in Tooele County, Utah, approximately 75 miles west of Salt Lake City. The DOE and the State of Utah investigated 29 sites to identify the safest permanent disposal location for radioactive materials before settling on what is now our Clive disposal site. The location had been originally selected and used by the DOE as a disposal site for uranium tailings due to its remote location, low precipitation, naturally poor groundwater quality and relatively impermeable clay soils. Tooele County has designated the area around the facility as a hazardous industrial district, which restricts the future use of land in the area to heavy industrial processes and to industries dealing with hazardous wastes. Our Clive facility is located 35 miles away from the nearest residence.

The State of Utah authorizes our Clive facility to dispose of Class A LLRW, NORM, 11e(2) materials and MLLW. The facility’s location enables it to receive radioactive materials year-round via bulk truck, containerized truck, enclosed truck, bulk rail, rail boxcars and rail intermodals. We are served by the Union Pacific Railroad at our private siding and maintain more than five miles of track and three locomotives for rail cars to be unloaded, decontaminated and released. This direct rail access and our gondola railcar rollover system provides a cost-effective method of unloading up to 100,000 cubic feet of radioactive materials per day. We maintain a fleet of approximately 300 high capacity gondola railcars under long-term operating leases, as well as custom-designed flat cars and other multi-model containers to facilitate the safe transport of radioactive materials to our Clive facility. We also maintain an all-weather paved asphalt road to the site from Interstate 80 to facilitate truck shipments.

Unlike the two other existing commercial LLRW disposal sites, which are owned by states, we own the site at Clive and also own the buildings and the processing equipment. Over the last year, we have made numerous improvements to the Clive site. We purchased a debris shredder, which significantly increases the efficiency of disposal for larger objects at the site. In addition, we made upgrades to the railcar rollover and power system, and we added new decontamination facilities. These changes already have begun to result in significant operating cost efficiencies and enhanced safety.

Disposal Cells

Our Clive facility uses an above-ground, engineered disposal design, also known as a secure landfill. We use a near-surface engineered embankment design for our disposal cells. Using standard heavy construction equipment, radioactive material is placed in 24-inch thick layers and then compacted in a continuous “cut and cover” process that provides for long-term disposal with minimal active maintenance. The system relies on natural, durable materials to ensure performance over time. Each cell has a 24-inch liner system designed to assist in isolating the material from the environment. A cell bottom liner of compacted low-permeability clay covers a foundation of compacted indigenous clay and soils. The cell embankment top slopes are covered with a compacted two-foot to seven-foot thick clay cover, a rock drainage layer, and a two-foot thick rock erosion barrier to ensure long-term protection of the environment. Cover construction begins as areas of the cell are filled to capacity. The process of continual building, filling and capping of cells ensures long-term cell stability and minimizes work that would be required at site closure. In addition to the standard liner and cover used in the LLRW and 11e(2) materials cells, the MLLW cell has a triple-synthetic-liner system with a synthetic cover barrier. The mixed waste liner system includes leachate collection and leak detection systems required for containment of hazardous waste.

Disposal Capacity

We believe that we have sufficient capacity for approximately 19 years of operations at our Clive facility based on our estimate of lower future disposal volumes than experienced in recent years, our ability to optimize disposal capacity and our assumption that we will obtain a license amendment to convert a disposal cell originally intended for 11e(2) waste to Class A LLRW. The license amendment would increase our capacity for Class A LLRW disposal by 83 million cubic feet to approximately 154 million cubic feet of available capacity. If we are unable to obtain the license amendment, our projected capacity to dispose of Class A LLRW would be materially reduced. If future disposal volumes increase beyond our expectations or if our other assumptions prove to be incorrect, then the remaining capacity at Clive would be exhausted more quickly than projected. See “Risk Factors—We and our customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect our customers and us” and “Risk Factors—Our business depends on the continued operation of our Clive, Utah facility.”

Tennessee Facilities

We operate facilities at three locations in Tennessee where we process and transfer radioactive materials generally en route to our Clive facility. The facilities are operated in an integrated fashion to maximize the breadth of options available to us and to our customers.

Our Bear Creek facility includes a licensed commercial LLRW processing facility. It primarily receives waste from nuclear utilities, government agencies, industrial facilities, laboratories and hospitals. Our Bear Creek facility also manages classified nuclear waste, which is specially processed to obscure any classified information.

Our Gallaher Road facility in Kingston, Tennessee is located adjacent to Oak Ridge, Tennessee and provides specialty waste processing and transportation logistical services. The Gallaher Road facility also is the base for our Hittman trucking operations and maintains our fleet of tractors, trailers and shipping containers for transporting radioactive materials.

Our Memphis facility’s riverside location allows for access by barge as well as truck and rail. The facility is specifically designed to handle large components such as steam generators, turbine rotors, heat exchangers, large tanks and similar components. From Memphis, disassembled components can be shipped to our other facilities for ultimate disposition.

In addition to the three Tennessee processing facilities, we own a facility in Oak Ridge, Tennessee that provides metals manufacturing, processing, casting and rolling, fabrication and other services to our customers and we believe is the only commercial facility in the world with the ability to cast, flat-roll and machine products from depleted uranium. Material processed at this facility can be found in a variety of products, including electronics, medical isotope shipping containers, nuclear accelerators, nuclear fuel storage casks and fighter jets.

South Carolina Facilities

We operate a LLRW disposal facility in Barnwell, South Carolina pursuant to a long-term lease and an operating agreement with the state of South Carolina that expires on April 5, 2075. Barnwell is the only commercial facility in the United States that is permitted to accept all classes of commercially generated LLRW. This facility provides disposal services for large components not suitable for volume reduction and for ion exchange resins and other radioactive materials that are generated by nuclear power plants, hospitals, research laboratories and industrial facilities. The State of South Carolina has indicated that essentially all remaining disposal capacity at Barnwell prior to July 1, 2008 for Classes A, B and C waste has already been sold. On July 1, 2008, as currently contemplated under South Carolina law, the State of South Carolina plans to close our Barnwell disposal site to customers outside the Atlantic Compact States. We will continue to operate the Barnwell site following its closure to customers from those states on a cost-reimbursable basis under our long-term lease.

We also operate a facility adjacent to the Barnwell disposal facility to support the DOD in preparing materials for disposal, including military equipment decontamination and parts retrieval and recycling. The facility also provides specialty processing services.

Engineering and Technologies

Engineering Services

We employ highly trained personnel with technical and engineering experience in critical areas of the nuclear services industry. Our technical capabilities include engineering (chemical, process, mechanical, nuclear, civil and structural), radiological safety, chemistry, environmental, safety and other disciplines that are critical to the provision of technology-based nuclear services.

We provide on-site engineering services to support the deployment of radioactive, hazardous and mixed waste treatment, transportation and disposal technologies. We design equipment, components and integrated turnkey systems, train customer personnel and perform a broad range of engineering consultation services. We also have significant experience designing and licensing storage and transport cask systems and can provide complete “pool-to-pad” services to customers implementing dry cask storage systems at their facilities. Our engineering staff has successfully developed and licensed numerous storage and transport cask systems, including specialized containers for various Type A, Type B and fissile material contents. Our FuelSolutions™ cask system technology, for example, provides an integrated means for both storage and transportation of spent nuclear fuel. We have designed packages for transport (via trailer, rail and barge) and storage applications, including spent fuel baskets, wood and polyurethane foam impact limiters, and auxiliary components such as cask tie-downs, lifting gear and personnel barriers.

As part of the BNGA acquisition, we obtained the rights in the United States, Canada and Mexico to the full suite of spent nuclear fuel recycling technology of BNFL, including intellectual property. We also employ many of the employees who designed, constructed, commissioned and operated the existing spent fuel recycling facilities in the United Kingdom.

We believe that our vitrification technology and expertise gives us a competitive advantage. Vitrification is a technique in which waste mixes with glass-forming chemicals to form molten glass that solidifies and immobilizes the embedded waste. It is an established means for the disposal and long-term storage of nuclear and other hazardous wastes that produces a non-leaching, durable material that effectively traps waste and can be stored for relatively long periods without concern for air or groundwater contamination. Our patented system is the baseline technology for the high-level waste and low-active waste vitrification processes at the DOE’s Hanford Waste Treatment Plant. We designed, constructed and operated nonradioactive, nonhazardous pilot melters to test design concepts for the full scale units that will vitrify millions of gallons of highly radioactive tank waste at the Hanford site.

Processing and Treatment Technologies

We believe that, in addition to our disposal capabilities, we offer the most diverse capabilities in the United States for handling, treating and processing radioactive materials prior to ultimate disposal. Depending on the nature of a particular radioactive waste stream, we employ the following proprietary waste processing and treatment technologies to optimize the disposal capacity of our facilities:

•	Compaction. Our UltraCompactor™ at our Bear Creek facility is available for compacting LLRW with the force of 10 million pounds.

•

Encapsulation. Encapsulation significantly reduces the leachability of toxic materials. In a process known as macro-encapsulation, we encapsulate elemental toxic metals or hazardous debris in a jacket of inert inorganic material. Micro-encapsulation involves the encapsulation of material arriving in dry powder or ash form in a low density plastic.

•

Incineration. Incineration offers volume reduction potentially exceeding 200 times and is a cost-effective treatment for many dry radioactive materials. At our Bear Creek facility, we own and operate one of only two licensed commercial incinerators in North America for radioactive materials.

•

Metal Melting and Decontamination. Our metals processing program at our Bear Creek facility employs decontamination, melting and survey technologies to dispose of radioactively contaminated metals. After decontamination, we survey the metal to verify its radioactivity and determine its handling requirements. If we cannot decontaminate the metal, we may utilize our metal melting technology. Our melting technology and capabilities are used to obscure classified DOD components prior to disposal.

•	Solidification. Our cement-based solidification processes use high-volume proprietary cement formulations to stabilize liquid and aqueous LLRW materials in a variety of container sizes.

•

Steam Reforming. Steam reforming destroys liquid or solid waste organics through high-temperature reaction with superheated steam, leaving behind a dry, non-hazardous, mineral-like solid residue. We use steam reforming to process tough organic materials that exhibit high radioactivity levels, as well as medical, municipal, agricultural and industrial materials.

•

Thermal Desorption. Our Clive facility uses Vacuum-Assisted Thermal Desorption, or VTD, a separation technology that separates organic materials with differing boiling points. Thermal desorption offers an alternative to full-scale incineration and allows for significant reduction in material volume.

Research and Development

We conduct research and development that is critical to the development of technologies used in the nuclear services industry, especially those used as part of our services to manage radioactive waste from DOE facilities. Our research and development efforts are funded either directly or through partnership with government, commercial or academic entities. We contract or subcontract with the Vitreous State Laboratory of the Catholic University of America, located in Washington, DC, to provide research and development services for us under fixed-price and cost-reimbursable contracts. Typically, these contracts are funded by our customers and involve the stabilization or vitrification of radioactive materials. We have an agreement with some of the Catholic University professors to exclusively license a number of patents related to vitrification and ion exchange technologies, which they own.

We also have relationships with the University of Nevada, Las Vegas and the University of Washington to provide technology-based research capabilities in support of some of the projects and technical initiatives that we are working on.

The majority of our research and development costs are funded by our customers. Our non-reimbursed research and development expenses included in our results of operations are immaterial.

Patents and Other Intellectual Property Rights

We own or license approximately 60 patents for use in North America. We also have the right to use in the United States, Canada and Mexico approximately 115 patents from BNFL that came with the acquisition of

BNGA. These licenses cover the fields of radioactive material management, storage, treatment, separation, spent nuclear fuel recycling and transport. Our patent portfolio also includes areas such as biotechnology, lasers, containers and D&D. We also own non-patent intellectual property that essentially consists of research, design, safety, construction, operations and know-how. Our patents expire between 2007 and 2027. We do not believe that our business, results of operations or financial condition will be adversely affected by any of the patent expirations over the next several years.

Contracts

Our work is performed under cost-reimbursable contracts, unit-rate contracts and fixed-price contracts, each of which may be modified by incentive and penalty provisions.

Each of our contracts may contain components of more than one of the contract types discussed below. During the term of a project, the contract or components of the contract may be renegotiated to a different contract type. Most of our government work in our Federal Services and International segments is typically performed on a cost-reimbursable basis awarded through a competitive bidding process. We believe this type of contract reduces our exposure to unanticipated and unrecoverable cost overruns. Fixed-price contracts, on the other hand, are generally obtained by direct negotiation rather than by competitive bid. Our commercial D&D projects are generally fixed-price contracts. Almost all of the contracts entered into by our LP&D segment are unit-rate contracts.

The following table sets forth the percentages of pro forma revenues represented by these types of contracts during the year ended December 31, 2006:

% of pro forma revenues
Cost-reimbursable	75%
Unit-rate	20%
Fixed-price	5%

Cost-Reimbursable Contracts

Most of the government contracts in our Federal Services and International segments are cost-reimbursable contracts. Under a cost-reimbursable contract, we are reimbursed for allowable or otherwise defined costs incurred plus an amount of profit. The profit element may be in the form of a simple mark-up applied to the labor costs incurred or it may be in the form of a fee, or a combination of a mark-up and a fee. The fee element can also take several forms. The fee may be a fixed amount as specified in the contract; it may be an amount based on the percentage of the estimated costs; or it may be an incentive fee based on targets, milestones, cost savings or other performance factors defined in the contract.

Our government contracts are typically awarded through competitive bidding or negotiations and may have involved several bidders or offerors. Many of these contracts are multi-year Indefinite Delivery Order agreements. These programs provide estimates of a maximum amount the agency expects to spend. Our program management and technical staffs work closely with the customer to define the scope and amount of work required. Although these contracts do not initially provide us with any specific amount of work, as projects are defined, the work may be awarded to us without further competitive bidding. Government contracts also typically have annual funding limitations and are limited by public sector budgeting constraints. Government contracts may be terminated at the discretion of the government agency with payment of compensation only for work performed and commitments made at the time of termination. In the event of termination, we generally receive some allowance for profit on the work performed.

Our government contracts generally are subject to oversight audits by government representatives, to profit and cost controls and limitations and to provisions permitting modification or termination, in whole or in part, at the government’s convenience. Government contracts are subject to specific procurement regulations and a variety of socioeconomic and other requirements. Failure to comply with such regulations and requirements could lead to suspension or debarment, for cause, from future government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to employment practices, the protection of the environment, the accuracy of records and the recording of costs.

Unit-Rate Contracts

Almost all of the contracts entered into by our LP&D segment, including our life-of-plant contracts, are unit-rate contracts. Under a unit-rate contract, we are paid a specified amount for every unit of work performed. A unit-rate contract is essentially a fixed-price contract with the only variable being units of work performed. Variations in unit-rate contracts include the same type of variations as fixed-price contracts. We are normally awarded these contracts on the basis of a total price that is the sum of the product of the specified units and unit prices.

Our life-of-plant contracts provide our customers with LLRW and MLLW processing and disposal services for the remaining lives of their nuclear power plants, as well as D&D waste disposal services when the plants are shut down. As a result, the contracts expedite individual project contract negotiations with customers through means other than the formal bidding process. Life-of-plant contracts typically contain a standardized set of purchasing terms and pre-negotiated pricing provisions and often provide for periodic price adjustments.

Fixed-Price Contracts

Under a fixed-price contract, the price is not subject to any adjustment by reason of our cost experience or our performance under the contract. As a result, we benefit from costs savings while generally being unable to recover any cost overruns on these contracts. However, these contract prices may be adjusted for changes in scope of work, new or changing laws and regulations and other negotiated events.

Sales and Marketing Strategy

We conduct our marketing efforts principally through sales forces dedicated to servicing existing or pursuing new opportunities in each of our segments.

The current target market for our Federal Services segment involves site M&O and clean-up of radioactive materials in two target segments. The first is for Tier 1 contracts. These are large prime contracts for the M&O of federal facilities. The second segment is Tier 2 contracts, which are project-driven contracts. For these, we generally act as a subcontractor to an M&O-type contractor. Each of these opportunities requires a unique business development and sales approach. We have entered into and will continue to enter into joint venture or teaming arrangements with competitors with respect to bidding on large, complex government contracts.

Federal customers generally procure nuclear services through highly structured processes. Tier 1 opportunities involve contracts for the operation of a federal site, which is typically a DOE site. We generally pursue these contracts as a member of a consortium. The sales cycle for these contracts begins at least one year and generally two years before the release of a RFP. Tier 2 opportunities are discrete project-based opportunities to act as a subcontractor to Tier 1 contractors. The sales cycle for Tier 2 opportunities can be six months or less.

We generally pursue procurements that are decided on a “best-value” basis, in which the decision-makers consider a combination of technical and cost factors, as well as project management experience. Factors include the technical approach to managing and performing the project, key project personnel, experience performing similar projects and past performance, which includes customer references. Cost factors are generally weighed to include cost structure as it would be applied in a specific project.

In our Commercial Services segment, our sales team actively markets our integrated services and technical expertise to nuclear power and utility customers. For example, our commercial sales team was instrumental in developing and marketing the concept of life-of-plant contracts with commercial power and utility customers and has also been involved in developing our license stewardship initiative to serve the shut-down nuclear reactor D&D market.

In our LP&D segment, we maintain dedicated sales forces at our Clive and Barnwell facilities to market to and serve customers that require logistics, transportation and disposal of radioactive materials. Our LP&D sales team members’ duties include visiting customer sites, assisting customers in completing all required paperwork and obtaining necessary licenses and permits for the transportation of radioactive materials to one of our facilities and managing the transportation process.

Our sales efforts in the International segment mirror our sales efforts in the United States. Our business development and technical teams approach bidding opportunities in the United Kingdom a similar manner as for bids for opportunities in the United States. In addition, our international business development team works closely with key nuclear power operators to pursue commercial opportunities.

Safety

We devote significant resources to ensuring the safety of the public, our employees and the environment. In the United States, we have built a safety record that is critical to our reputation throughout our markets, particularly DOE contractor services. Our domestic safety incident record is substantially better than standards for other similar businesses according to the North American Industrial Classification System with total Occupational Safety and Health Administration, or OSHA, recordable and lost time incidence rates of 1.55 and 0.04, respectively, versus industry averages of 6.9 and 2.5, respectively. None of our safety incidents has involved radioactive contamination. We have received numerous safety achievement awards in recognition of our industry-leading safety record.

We also have traditionally met or exceeded the occupational and public radiation safety requirements for the U.S. nuclear services industry. The average employee radiation dose at our Clive site is approximately 15 millirem annually, which is 0.3% of the Federal government’s allowable annual guideline of 5,000 millirem.

In 2006 we passed approximately 350 person-days of regulatory inspections by state regulators, the NRC, the DOE and the Nuclear Procurement Issues Committee. We submit routine reports to the applicable state and federal regulatory agencies demonstrating compliance with rules and regulations set forth in our licenses and permits.

We also have established an extensive safety education program for our employees. Before employees are permitted to work in restricted areas, they are required to complete a four-day training course on radiation theory, proper procedures and radiation safety. Each employee is required to participate in semi-annual refresher courses, and our employees completed over 50,000 cumulative hours of safety training in 2006. In addition to extensive training, we employ more than 120 safety professionals and technicians who are responsible for protecting workers, the public and the environment. We also employ a round-the-clock security staff to prevent unauthorized access to our sites.

In addition, in the United Kingdom, every Magnox site is accredited under the ISO 14001 system, which is an internationally accepted specification for environmental management systems, as well as Occupational Health and Safety Management Systems 18001, which establishes standards for occupational health and safety. RSMC has also won numerous awards for health and safety.

Insurance

Like all companies in the nuclear industry, we derive a significant benefit from the provisions of the Price-Anderson Act. The Price-Anderson Act was enacted in 1957 to indemnify the nuclear industry against liability claims arising from nuclear incidents, while still ensuring compensation coverage for the general public. The Price-Anderson Act, as extended by the Energy Policy Act of 2005, establishes a no-fault insurance-type system for commercial reactors that indemnifies virtually any industry participant against third party liability resulting from a nuclear incident or evacuation at a commercial reactor site or involving shipments to or from a commercial reactor site. Through primary layer insurance and a secondary layer insurance pool collectively funded by the nuclear industry, each reactor has coverage for approximately $10.8 billion in claims that covers activities at the reactor site and the transportation of radioactive materials to or from the site. Price-Anderson limits liability for an incident to $10.8 billion, unless the Federal government decides to provide additional funding. Activities conducted under a contract with the DOE are covered by a $10 billion indemnity issued by the DOE. For activities at our facilities that are not covered by the Price-Anderson Act, we maintain nuclear liability insurance coverage issued by American Nuclear Insurers, as follows:

Facility	Limit
General (All)—Supplier’s and Transporter’s	$100 million
Barnwell, South Carolina facility	$100 million
Oak Ridge, Tennessee—Bear Creek facility	$50 million
Kingston, Tennessee—Gallaher Road facility	$5 million
Oak Ridge, Tennessee facility	$5 million
Memphis, Tennessee facility	$10 million

We do not maintain third party nuclear liability coverage for our Clive, Utah facility, because we do not believe such coverage is warranted.

Competition

We compete with major national and regional services firms with nuclear services practices for government and commercial customers. The following are key competitive factors in these markets:

•	technical approach;

•	skilled managerial and technical personnel;

•	proprietary technologies and technology skill credentials;

•	quality of performance;

•	safety;

•	diversity of services; and

•	price.

Our competitors include national engineering and construction firms, including Bechtel Group, Inc., CH2M Hill, Fluor Corporation, Jacobs Engineering Group, Washington Group International, AMEC plc and AREVA. Some of our competitors have greater financial and other resources than we do, which can give them a competitive advantage. We also face competition from smaller local firms. Our major government customer, the DOE, has substantially increased small business set-asides for prime contracts. Because we are not a small business, we have responded by teaming in certain circumstances as a subcontractor to small businesses responding to requests for proposals as a prime contractor on selected procurements. We expect intense competition to continue for nuclear service contracts, challenging our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share and experience an overall reduction in our profits.

We also face competition to provide radioactive material transportation, processing and disposal services to our customers. Currently, the predominant radioactive material treatment and disposal methods include direct landfill disposal, on-site containment/processing and incineration or other thermal treatment methods. Our competitors may possess or develop alternate technologies that compete with our radioactive material processing technologies. Competition in this area is based primarily on cost, regulatory and permit restrictions, technical performance, dependability and environmental integrity.

Currently, we are the only commercial disposal outlet for MLLW and operate two of the three commercial LLRW disposal sites in the United States, through our Clive, Utah and Barnwell, South Carolina disposal facilities. The third facility is a state-owned facility located in Richland, Washington that is relatively small, does not accept radioactive materials from outside the Northwest Interstate Compact on Low-Level Radioactive Waste Management States and may eventually stop receiving materials from outside Washington State itself. Several other companies have tried to obtain site licensing and have failed. We are the only company to have received a license subsequent to the enactment of the Low-Level Radioactive Waste Policy Act.

With respect to bulk Class A waste, we compete with processors who reduce volumes through treatment (compaction, sorting and incineration). The situation is similar for large components with processors being able to cut, scrap and partially decontaminate the components. Eventually, in both instances, most of the waste ends up at our Clive site but in reduced volumes. The other option available for utilities and industrial sites is to store waste on-site. This is generally a temporary solution, especially if local communities become aware of such situations.

In the future, other commercial sites could be licensed for the disposal of radioactive waste. One such site could be the WCS site in Andrews County, Texas. WCS filed a license application in August 2004 for a LLRW disposal facility. WCS is prohibited from accepting more than 20% of the volume shipped to the WCS site from outside the Texas Interstate Compact on Low-Level Radioactive Waste Management, which includes Texas and Vermont.

Employees

As of September 2007, we had more than 5,000 employees, including approximately 1,150 scientists and engineers and over 400 radiation and safety professionals. With the acquisition of RSMC in June 2007, approximately 3,000 of these employees are in the United Kingdom. These employees are associated with RSMC’s contract with the NDA to operate the Magnox sites. Should RSMC no longer be under contract with the NDA to operate the Magnox sites, these individuals will no longer be employed by RSMC, with the exception of approximately 70 employees who would continue to be employed by RSMC. The NDA reimburses us for the salaries and benefits of all RSMC employees. A significant portion of our workforce in the United Kingdom is unionized, and we have annual agreements that cover most of the RSMC employees, which are negotiated in conjunction with the NDA. A majority of our employees are skilled professionals, including nuclear scientists and engineers, hydrogeologists, engineers, project managers, health physics technicians, environmental engineers and field technicians. At the Hanford, Washington, Oak Ridge, Tennessee, and Paducah, Kentucky, DOE sites that we manage, approximately 180 of our employees are represented by labor unions. In addition to our own employees, we manage over 1,000 DOE site employees through various Tier 1 arrangements at DOE sites, a portion of whom belong to unions. Our labor relations with those employees represented by labor unions at Hanford are governed under a site stabilization agreement which will expire when the D&D services at Hanford are complete. We have five separate collective bargaining agreements at Oak Ridge, one of which will expire on March 31, 2008 and the remaining four of which will expire on June 22, 2009. Our collective bargaining agreement relating to the Paducah site will expire on July 31, 2010.

Properties

At September 30, 2007, we owned six properties, leased 23 properties and operated one property pursuant to a long-term lease with the State of South Carolina. The following table provides summary information of our owned and leased real property, inclusive of renewal options:

Property	Segment	Use	Space	Lease Expiration
Owned
Barnwell, South Carolina	LP&D	Materials processing and packing	235 acres	N/A
Clive, Utah	LP&D	Treatment and disposal facility	1,557 acres	N/A
Kingston, Tennessee—Gallaher Road	LP&D	Waste processing operations	79 acres	N/A
Memphis, Tennessee	LP&D	Waste processing operations	13 acres	N/A
Oak Ridge, Tennessee	LP&D	Metals manufacturing and fabrication	11 acres	N/A
Oak Ridge, Tennessee—Bear Creek	LP&D	Waste processing operations	45 acres	N/A

Leased
Aiken, South Carolina	Federal Services	General office space	1,715 sq ft.	6/30/2008
Albuquerque, New Mexico	Federal Services	General office space	4,700 sq ft.	10/31/2009
Arlington, Virginia	Federal Services	General office space	8,380 sq ft.	12/31/2007
Campbell, California	Federal Services and Commercial Services	Engineering office	2,446 sq ft.	10/31/2008
Columbia, South Carolina	Commercial Services	General office space	17,789 sq ft.	8/31/2008
Columbia, South Carolina	Commercial Services	General office space	11,631 sq ft.	9/30/2010
Cumbria, United Kingdom	International	General office space	438 sq ft.	11/30/2008
Didcot Oxfordshire, United Kingdom	International	General office space	3,735 sq ft.	3/28/2010
Englewood, Colorado	Federal Services	Proposal center	10,683 sq ft.	12/31/2008
Germantown, Maryland	Federal Services	General office space	10,091 sq ft.	5/31/2009
Idaho Falls, Idaho	Federal Services	General office space	7,035 sq ft.	4/30/2010
Laurel, Maryland	Federal Services and Commercial Services	General office space	41,364 sq ft.	12/31/2009
Los Alamos, New Mexico	Federal Services	General office space	3,778 sq ft.	6/14/2008
New Milford, Connecticut	Commercial Services	General office space	9,000 sq ft.	9/30/2009
Oak Ridge, Tennessee	Federal Services	General office space	4,127 sq ft.	3/30/2011
Oak Ridge, Tennessee	Commercial Services	General office space	10,571 sq ft.	6/30/2010
Oak Ridge, Tennessee—
Commerce Park	Federal Services and Commercial Services	General office space	23,891 sq ft.	7/31/2008
Oak Ridge, Tennessee—Isotek	Federal Services	Joint venture office space	3,750 sq ft.	11/30/2007
Richland, Washington	Federal Services	General office space	38,500 sq ft.	9/30/2013
Salt Lake City, Utah	All	Corporate offices	36,578 sq ft.	12/31/2012
Wampum, Pennsylvania	Commercial Services	Alaron processing facility	2,125 sq ft.	11/30/2007
Washington, D.C.	Federal Services and Commercial Services	General office space	14,388 sq ft.	12/14/2009
Washington, D.C.	Federal Services and Commercial Services	General office space	5,035 sq ft.	9/30/2017

Operating Rights
Barnwell, South Carolina	LP&D	Treatment and disposal facility	235 acres	4/5/2075

Legal Proceedings

The Department of Justice has made informal inquiries regarding the antitrust implications of our life of plant contracts. We have met with the Department of Justice and provided them with all the information and documents that they have requested. We do not believe that these informal inquiries will lead to a determination that would have a material adverse effect on our financial condition or results of operations.

We are not currently involved in any material legal proceedings.

Regulation

Applicable U.S. Statutes

We operate in a highly regulated industry, and are subject to extensive and changing laws and regulations administered by various federal, state and local governmental agencies, including those governing radioactive materials and environmental and health and safety matters. Some of the laws affecting us include, but are not limited to, the AEA, the Resource Conservation and Recovery Act of 1976, or RCRA, the Energy Reorganization Act of 1974, or ERA, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the Hazardous Materials Transportation Act, the Uranium Mill Tailings Radiation Control Act, the Hazardous Waste Transportation Act, the Low-Level Radioactive Waste Policy Act, the Nuclear Waste Policy Act of 1982, or NWPA, the Utah Radiation Control Act, the Utah Air Conservation Act, the Utah Solid and Hazardous Waste Act, the Utah Water Quality Act, the Tennessee Radiological Health Service Act, the South Carolina Radiation Control Act, the South Carolina Radioactive Waste Transportation and Disposal Act, the Tennessee Solid Waste Disposal Act, the Clean Water Act, or the Clean Water Act, the Clean Air Act of 1970, as amended, or the Clean Air Act, the Toxic Substances Control Act of 1976, or TSCA, the Federal Insecticide, Fungicide and Rodenticide Act, the Oil Pollution Act of 1990 and the Occupational Safety and Health Act; each as from time to time amended.

The AEA and the ERA authorize the NRC to regulate the receipt, possession, use and transfer of radioactive materials, including “source material,” “special nuclear material” and “by-product material.” Pursuant to its authority under the AEA, the NRC has adopted regulations that address the management, treatment, and disposal of LLRW, and that require the licensing of LLRW disposal sites by NRC or states that have been delegated authority to regulate low-level radioactive material under Section 274 of the AEA. Nearly all of our nuclear related licenses are overseen by Agreement States (i.e., a state to which the NRC has delegated some authority). Our primary regulators are government agencies of the States where our processing and disposal facilities are located, namely Utah, South Carolina and Tennessee.

RCRA, as amended by the Hazardous and Solid Waste Amendments of 1984, or HSWA, provides a comprehensive framework for the regulation of the generation, transportation, treatment, storage and disposal of hazardous and solid waste. The intent of RCRA is to control hazardous and solid wastes from the time they are generated until they are properly recycled or treated and disposed. As applicable to our operations, RCRA prohibits improper hazardous waste disposal and imposes criminal and civil liability for failure to comply with its requirements. RCRA requires that hazardous waste generators, transporters and operators of hazardous waste treatment, storage, and disposal facilities meet strict standards set by government agencies. In certain circumstances, RCRA also requires operators of treatment, storage and disposal facilities to obtain and comply with RCRA permits. The Land Disposal Restrictions developed under the HSWA prohibit land disposal of specified wastes unless these wastes meet or are treated to meet Best Demonstrated Available Technology, or BDAT, treatment standards, unless certain exemptions apply. In the same way that the NRC may delegate authority under the AEA, the EPA may delegate some federal authority under RCRA to the states.

TSCA provides the EPA with the authority to regulate over 60,000 commercially produced chemical substances. The EPA may impose requirements involving manufacturing, record keeping, reporting, importing and exporting. TSCA also established a comprehensive regulatory program, analogous to the RCRA program for hazardous waste, for the management of polychlorinated biphenyls.

The Clean Water Act, regulates the discharge of pollutants into streams and other waters of the United States (as defined in the statute) from a variety of sources. If wastewater or runoff from our facilities or operations may be discharged into surface waters, the Clean Water Act requires us to apply for and obtain discharge permits, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in those discharges.

The Clean Air Act empowers the EPA and the states to establish and enforce ambient air quality standards and limits of emissions of pollutants from facilities. This has resulted in tight control over emissions from technologies like incineration, as well as dust emissions from locations such as waste disposal sites.

The processing, storage, and disposal of high-level radioactive waste (e.g., spent nuclear fuel) are subject to the requirements of the NWPA, as amended by the NWPA Amendments. These statutes regulate the disposal of high-level radioactive waste by establishing procedures and schedules for the DOE to site geologic repositories for such waste, and such repositories are to be licensed by the NRC. The NRC has issued regulations that address the storage and disposal of high-level radioactive waste, including storage and transportation of such waste in dry casks and storage at Independent Spent Fuel Storage Installations.

Applicable U.K. Statutes

Through our subsidiary RSMC and our acquisition of Safeguard International Solutions Ltd, we are subject to extensive and changing laws and regulations in the United Kingdom. Some of the laws affecting us include, but are not limited to, the Nuclear Installations Act 1965, the Health and Safety at Work Act 1974, the Radioactive Substances Act 1993, or RSA 1993, the Environment Act 1995, the 2004 Energy Act and the Electricity Act 1989.

The Nuclear Installations Act 1965 governs the construction and operation of nuclear installations, including fuel cycle facilities, in the United Kingdom. The Health and Safety at Work Act 1974 governs Health Protection at those installations.

The RSA 1993 provides a comprehensive framework for the keeping and use of radioactive materials as well as accumulation and disposal of radioactive waste.

The Environment Act 1995 created the Environment Agency in England and Wales and the Scottish Environment Protection Agency, or SEPA. Under the Environment Act 1995, these agencies enforce environmental protection legislation including the RSA 1993.

The 2004 Energy Act established the NDA to ensure the decommissioning and clean-up of Britain’s civil public sector nuclear sites including the sites operated by RSMC.

The U.S. Regulatory Environment

The State of Utah regulates our operations at our Clive disposal facility. Our Utah licenses include our Clive facility’s primary radioactive materials license (UT2300249), which is currently in timely renewal (which allows us to operate under the terms of our prior license until a new license is issued), and our 11e(2) by-product license (UT2300478), which is also in timely renewal. Four different divisions of the Department of Environmental Quality regulate this facility with approximately 14 employees devoted to the facility. The Division of Radiation Control, or DRC, and the Division of Solid and Hazardous Waste regulate our ability to receive LLRW, NORM/NARM, 11e(2) and MLLW. Additionally, the Division of Water Quality and the Division of Air Quality also regulate the facility. The site is inspected daily to ensure strict compliance with all Utah regulations. The DRC also requires us to provide financial assurance for the decommissioning or “closure” of our Clive facility, including areas that are closed on an ongoing basis. The adequacy of the funding provided is reviewed annually to assure that adequate financial resources are set aside and maintained to fund any required on-site clean-up activities. Finally, we also maintain nine Tooele County, Utah Conditional Use Permits for the facility.

The South Carolina Department of Health and Environmental Control, or DHEC, regulates our South Carolina operations through multiple groups, including the Division of Waste Management, the Bureau of Air Quality, and the Bureau of Water. Our licensed operations in South Carolina include the Barnwell disposal facility (the license is currently in timely renewal), the Calibration Laboratory, the Nuclear Services Support Facility, the Barnwell Environmental and Dosimetry Lab and the Chem-Nuclear Systems, Service Operations Division. The DHEC has staff specifically devoted to the regulation of our facilities which continually inspects us and assures that we fully comply with all regulations. We lease the Barnwell site from the State of South Carolina and under the terms of the Atlantic Compact. As part of that lease and as part of its regulatory oversight, South Carolina requires us to contribute to a long-term care fund for the site and maintain decommissioning or closure assurance.

The Tennessee Department of Environment and Conservation, or TN DEC, regulates our Tennessee operations. Multiple groups within the TN DEC regulate our operations including the Division of Radiological Health, the Division of Solid Waste Management and the Division of Water Pollution Control. The TN DEC has staff that continually oversees our facilities and also requires each facility to provide decommissioning assurance. Several of our Tennessee licenses are currently in timely renewal.

When we engage in the transportation of hazardous/radioactive materials, we are subject to the requirements of the Hazardous Materials Transportation Act, as amended by the Hazardous Materials Transportation Uniform Safety Act. Pursuant to these statutes, the United States Department of Transportation regulates the transportation of hazardous materials in commerce. Our wholly-owned subsidiary, Hittman, is our primary shipping operation. Shippers and carriers of radioactive materials must comply with both the general requirements for hazardous materials transportation and with specific requirements for the transportation of radioactive materials. Many states also regulate our shipping business including California, Colorado, Florida, Georgia, Idaho, Massachusetts, New Jersey, New York, Oregon and Pennsylvania.

We are also regulated by the federal government—including by the NRC and EPA. The NRC regulates us regarding the certification of casks used to transport waste and regarding operations in non-Agreement States. We have multiple current Certificates of Compliance, or CoCs, which allow us to manufacture and sell radioactive material packages for the storage and transportation of radioactive material, including dry casks for spent nuclear fuel. These CoCs permit the use of these packages by third parties as well as for our own transportation needs. The NRC requires us to maintain a Quality Assurance program associated with these CoCs. Furthermore, the NRC regulates several nuclear materials licenses which facilitate EnergySolutions’ work at worksites other than those located in South Carolina, Tennessee or Utah. These licenses do not have any decommissioning requirements.

To the extent we engage in the storage, processing, or disposal of mixed waste, the radioactive components of the mixed waste are subject to NRC regulations promulgated under the AEA. The EPA, under RCRA, regulates the hazardous components of the waste. To the extent that these regulations have been delegated to the states, the states may also regulate mixed waste.

Under RCRA, wastes are classified as hazardous either because they are specifically listed as hazardous or because they display certain hazardous characteristics. Under current regulations, waste residues derived from listed hazardous wastes are considered hazardous wastes unless they are delisted through a formal rulemaking process that may last a few months to several years. For this reason, waste residue that is generated by the treatment of listed hazardous wastes, including waste treated with our vitrification technologies, may be considered a hazardous waste without regard to the fact that this waste residue may be environmentally benign. Full RCRA regulation would apply to the subsequent management of this waste residue, including the prohibition against land disposal without treatment in compliance with BDAT. In some cases, there is no current technology to treat mixed wastes, although EPA policy places these wastes on a low enforcement priority. Our ownership and operation of treatment facilities also exposes us to potential liability for clean-up of releases of hazardous wastes under RCRA.

Operators of hazardous waste treatment, storage and disposal facilities are required to obtain RCRA Part-B permits from the EPA or from states authorized to implement the RCRA program. We have developed procedures to ensure compliance with RCRA permit provisions at our Bear Creek facility, including procedures for ensuring appropriate waste acceptance and scheduling, waste tracking, manifesting and reporting and employee training.

CERCLA effectively imposes strict, joint and several retroactive liabilities upon owners or operators of facilities where a release of hazardous substances occurred, the parties who generated the hazardous substances released at the facilities and parties who arranged for the transportation of hazardous substances to these facilities.

Because we own and operate vitrification, storage, incineration and metal processing facilities, we are exposed to potential liability under CERCLA for releases of hazardous substances into the environment at those sites. If we use off-site storage or disposal facilities for final disposition of the glass and other residues from our vitrification, incineration and other treatment processes, or other hazardous substances relating to our operations, we may be subject to clean-up liability under CERCLA, and we could incur liability as a generator of these materials or by virtue of having arranged for their transportation and disposal to such facilities. We have designed our processes to minimize the potential for release of hazardous substances into the environment. In addition, we have developed plans to manage and minimize the risk of CERCLA or RCRA liability by training operators, using operational controls and structuring our relationships with the entities responsible for the handling of waste materials and by-products.

Certain of our facilities are required to maintain permits under the Clean Water Act, the Clean Air Act and corresponding state statutes. The necessity to obtain such permits depends upon the facility’s location and the expected emissions from the facility. A state may require additional state licenses or approvals. Further, many of the federal regulatory authorities described in this section have been delegated to state agencies; accordingly, we hold the required licenses, permits and other approvals from numerous states.

We believe that our treatment systems effectively trap particulates and prevent hazardous emissions from being released into the air, the release of which would violate the Clean Air Act. However, our compliance with the Clean Air Act may require additional emission controls and restrictions on materials stored, used and incinerated at existing or proposed facilities in the future.

Many of the government agencies overseeing our operations require us to regularly monitor the impacts of our operations on the environment, and to periodically report the results of such monitoring. The costs associated with required monitoring activities have not been, and are not expected to be, material. In complying with existing environmental regulations in past years, we have not incurred material capital expenditures. We do not expect to incur material capital expenditures in future periods. However, we could be required to remediate any adverse environmental conditions discovered in the future.

OSHA provides for the establishment of standards governing workplace safety and health requirements, including setting permissible exposure levels for hazardous chemicals that may be present in mixed wastes. We must follow OSHA standards, including the preparation of material safety data sheets, hazardous response training and process safety management, as well as various record-keeping disclosure and procedural requirements. The NRC also has set regulatory standards for worker protection and public exposure to radioactive materials or wastes that we adhere to. See “—Safety.”

The U.K. Regulatory Environment

Through our subsidiary RSMC, we hold the contracts and licenses to operate and decommission 22 reactors at 10 sites in the United Kingdom. Four of these reactors are operating and 18 are in various stages of decommissioning. Approximately 3,000 employees in the United Kingdom operate these sites and are subject to the U.K. regulatory environment. Through our acquisition of Safeguard International Solutions Ltd., we also have other operations in the United Kingdom that are also subject to this regulatory environment.

The Health and Safety Executive, or HSE, is responsible for licensing nuclear installations. The Nuclear Installations Inspectorate, or NII, which is part of the Nuclear Safety Directorate of the HSE, ensures that nuclear installations comply with all statutory safety requirements. The NII staff regularly inspects our facilities to confirm that the relevant licensing requirements are met throughout the life of the facility, including decommissioning.

The Environment Agency in England and Wales and SEPA in Scotland have extensive powers and statutory duties to improve and protect the environment across England, Wales and Scotland. The Environmental Protection Directorate of the Environmental Agency regularly inspects and regulates our facilities in England and Wales to confirm compliance with regulations regarding radioactive substances, integrated pollution control, waste regulation and water quality. SEPA fulfills a similar function in Scotland. Memoranda of Understanding between the Environment Agency/SEPA and the HSE facilitate effective coordination between the multiple agencies regarding overlapping functions.

Under the Energy Act 2004, the NDA was given responsibility for the operation, clean-up and decommissioning of 39 designated nuclear reactors, including reactor facilities used for the storage, disposal or treatment of hazardous material. We are operating or decommissioning 22 of these reactors for the NDA. Accordingly, we serve as a prime contractor for the NDA.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and ages of each person who will be a director or executive officer of EnergySolutions, Inc. upon the completion of this offering. Prior to this offering, we were organized as EnergySolutions, LLC, a Delaware limited liability company. After this offering, we will conduct our business through EnergySolutions, Inc. and its direct and indirect subsidiaries, and the members of the board of managers of EnergySolutions, LLC will assume roles as the directors of EnergySolutions, Inc. See “Reorganization.” The executive officers of EnergySolutions, Inc. will be the same as the executive officers that currently serve at EnergySolutions, LLC.

The descriptions below include each such person’s service as a board member or a manager of EnergySolutions, LLC and its predecessors.

Name	Age	Position
Lance L. Hirt	40	Chairman
Jordan W. Clements	50	Director
R Steve Creamer	56	Chief Executive Officer and Director
J.I. Everest, II	50	Vice Chairman and Director
Alan E. Goldberg	53	Director
Robert D. Lindsay	52	Director
Andrew S. Weinberg	33	Director
Val J. Christensen	54	Executive Vice President, General Counsel and Secretary
Raul A. Deju	61	President and Chief Administrative Officer
Alan M. Parker	54	Executive Vice President and Chief Operating Officer
Philip O. Strawbridge	53	Executive Vice President and Chief Financial Officer
E. Gail de Planque	62	Director nominee
Robert J.S. Roriston	47	Director nominee
David B. Winder	69	Director nominee

Lance L. Hirt. Mr. Hirt has served as Chairman of our Board of Directors since 2005. Mr. Hirt is a partner at Lindsay Goldberg. Prior to joining Lindsay Goldberg in 2003, Mr. Hirt was a Managing Director at Morgan Stanley where he spent nine years in the mergers and acquisitions department advising a broad range of general industrial clients. Mr. Hirt began his career as a management consultant at Touche Ross & Co. and subsequently practiced law at Sullivan & Cromwell LLP in New York. Mr. Hirt graduated from Yeshiva College with a B.A. in Economics and received his M.B.A. and J.D. from Harvard University. He currently serves as a Director of Brock Holdings, LLC, Brightstar Corp. and PetroLogistics LLC. He also serves as a Trustee of Yeshiva University in New York City.

Jordan W. Clements. Mr. Clements has served on our Board of Directors since 2005. Mr. Clements has been the managing partner of Peterson Partners, a Salt Lake City-based private investment firm with over 30 principal investments, since its inception in 1995. Prior to co-founding Peterson Partners, Mr. Clements was a partner at Carr McClellan, a San Francisco Bay Area law firm, where he practiced corporate and business law, for approximately 13 years. His practice focused on building emerging companies in a broad range of industries. He has served on more than a dozen boards of directors of high growth businesses. Mr. Clements received a B.A. in English and a J.D. from Brigham Young University.

R Steve Creamer. Mr. Creamer has been our Chief Executive Officer and a member of the Board of Directors since 2005. He joined our predecessor, Envirocare of Utah, in 2005 as its Chief Executive Officer. Mr. Creamer began his career with the State of Utah as an engineer with the Department of Environmental Quality. From 1976 to 1991, Mr. Creamer was the President of Creamer and Noble Engineers, a consulting engineering firm. From 1990 to 1997, he was the Chief Executive Officer and minority partner of ECDC Environmental, an industrial waste firm. In 1997, Mr. Creamer, Dr. Deju and Mr. Everest founded ISG

Resources, Inc. after acquiring JTM Industries from Laidlaw. In 2002, Headwaters Incorporated acquired ISG and Mr. Creamer became an officer and board member of Headwaters Incorporated. In 2003, Mr. Creamer and Mr. Everest founded Western Pacific Group, a small private equity fund focused on making long-term investments in a wide cross section of companies. Mr. Creamer holds a B.S. degree in Civil & Environmental Engineering from Utah State University.

J.I. Everest, II. Mr. Everest has been our Vice Chairman and a member of the Board of Directors since July 2007. Mr. Everest served as our Executive Vice President and Chief Financial Officer from 2005 until August 2007. He joined our predecessor, Envirocare of Utah, in 2005 as Chief Financial Officer. From 1989 to 1997, Mr. Everest was the Director of Finance and Corporate Development USPCI, a Union Pacific Corporation hazardous waste company. He became Vice President, Finance at ECDC in 1992 after its acquisition by USPCI and Laidlaw Environmental. In 1997, Mr. Everest, Mr. Creamer and Dr. Deju founded ISG Resources, Inc. after acquiring JTM Industries from Laidlaw. In 2002, Headwaters Incorporated acquired ISG and Mr. Everest became its Vice President of Corporate Development and Treasurer. In 2003 Mr. Everest and Mr. Creamer founded Western Pacific Group, a small private equity fund focused on making long-term investments in a wide cross section of companies and real estate. Mr. Everest holds a B.B.A. from Southern Methodist University and an M.B.A. from the University of Texas.

Alan E. Goldberg. Mr. Goldberg has served on our Board of Directors since 2005. Mr. Goldberg co-founded Lindsay Goldberg in 2001. Previously, he served as Chairman and Chief Executive Officer of Morgan Stanley Private Equity from February 1998 to January 2001. Mr. Goldberg spent a total of 22 years at Morgan Stanley, including his last 17 years at Morgan Stanley Private Equity, where, together with Robert D. Lindsay, he played an integral role in founding the business in 1984. Mr. Goldberg holds a B.A. in Philosophy and Economics from New York University, an M.B.A. from the New York University Graduate School of Business and a J.D. from Yeshiva University. Mr. Goldberg is a Director of the Smurfit Stone Corporation, FSB Global Holdings, Inc. (the parent of Fresh Start Bakeries, Inc.), FAPS Holdings, Inc., Maine Beverage Company, LLC, Keystone Foods Holdings LLC, PetroLogistics, LLC, Cap Rock Energy Corporation, Intermex Holdings, Inc., Brock Holdings, LLC, Brightstar Corp. and Rosetta LLC. He also serves as a Trustee of Yeshiva University.

Robert D. Lindsay. Mr. Lindsay has served on our Board of Directors since 2005. Mr. Lindsay co-founded Lindsay Goldberg in 2001. Previously, he was the Managing General Partner of Bessemer Holdings and, prior to joining Bessemer Holdings in 1991, he was a Managing Director at Morgan Stanley Private Equity, where, together with Alan E. Goldberg, he played an integral role in founding the business in 1984. Mr. Lindsay holds a B.A. in English and American Literature and Language from Harvard College and an M.B.A. from Stanford University. He is President and CEO of Bessemer Securities LLC as well as a director of The Bessemer Group, Incorporated and its subsidiary banks, including Bessemer Trust Company, N.A. Mr. Lindsay is Chairman of the Board of Identity Group, Inc. He also serves as a Director of FSB Global Holdings, Inc. (the parent of Fresh Start Bakeries, Inc.), Pike Electric, Inc., FAPS Holdings, Inc., Maine Beverage Company, LLC, Keystone Foods Holdings LLC, PetroLogistics, LLC, Cap Rock Energy Corporation, Intermex Holdings, Inc., Brock Holdings, LLC, Bell Nursery Holdings LLC, Brightstar Corp. and Rosetta LLC. He also serves as a Trustee of the Cold Spring Harbor Biological Laboratory and St. Paul’s School in Concord, New Hampshire.

Andrew S. Weinberg. Mr. Weinberg has served on our Board of Directors since 2005. Mr. Weinberg is a principal at Lindsay Goldberg, which he joined in 2003. Prior thereto, he was an Associate at Goldman Sachs in the Principal Investment Area. Mr. Weinberg began his career at Morgan Stanley in the mergers and acquisitions department in New York and in the leveraged finance group in London. Mr. Weinberg earned his A.B. in Economics and History from Dartmouth College and an M.B.A. from Stanford University. He currently serves as a Director of Brock Holdings, LLC, Brightstar Corp., Identity Group, Inc. and PetroLogistics, LLC.

Val J. Christensen. Mr. Christensen has been an Executive Vice President and our General Counsel and Secretary since May 2006. From 1989 to 2006, Mr. Christensen served in various executive positions at FranklinCovey Co., eventually as Executive Vice President, General Counsel and Secretary as well as being a director. Prior to that, he was a partner at the law firm LeBoeuf, Lamb, Leiby & MacRae, where he handled commercial litigation and general business matters in the firm’s Salt Lake City office from 1986 to 1989. Mr. Christensen is a director of Dynatronics, Inc. He received a B.A and J.D. from Brigham Young University.

Raul A. Deju. Dr. Deju has been our President and Chief Administrative Officer since October 2006. Before joining EnergySolutions, Dr. Deju served as one of the founders, President and Chief Operating Officer of ISG Resources from 1997 to 2002, which was merged with Headwaters Incorporated, and stayed as President of Headwaters’ Resources Group from 2002 to 2004. Prior thereto, he served as Western Regional President of Chemical Waste Management, Inc. and in senior executive positions at International Technology, Inc. (now Shaw Group) and at URS, Inc. Dr. Deju started his professional career with Gulf Oil Co. principally involved with its Uranium Mining subsidiary and later on at the DOE’s Hanford Site. Dr. Deju served in Advisory Committee Roles with the U.S. Secretary of Commerce and the U.S. EPA Administrator. Dr. Deju received both his B.S. and his Ph.D. from the New Mexico Institute of Mining and Technology. Dr. Deju has served on the faculty of the University of California, the University of Pittsburgh, St. Mary’s College and J. F. Kennedy University’s M.B.A. Program and served as Chair of the Bi-national US-Mexico Environmental Committee during the North American Free Trade Agreement’s formative process. Dr. Deju was recognized as one of the 25 Most Influential Latinos in the San Francisco Bay Area and has received Congressional, State and City of San Francisco recognitions.

Alan M. Parker. Mr. Parker has been an Executive Vice President and our Chief Operating Officer since November 2006. From 1997 to 2006, Mr. Parker served in various executive positions at CH2M Hill and related companies. From mid-2001 through early 2004, Mr. Parker served as the President and Chief Executive Officer of Kaiser Hill Company, LLC. In that capacity, Mr. Parker directed the clean-up activities of the Rocky Flats Closure Project in Colorado. During 2005 and through June 2006, Mr. Parker was the President and Chief Executive Officer of CH2M WG Idaho, LLC Company and was responsible for directing clean-up efforts at the DOE’s Idaho National Laboratory. From 1980 through 1996, Mr. Parker held various project and senior management positions with Morrison Knudsen Company, a predecessor company of Washington Group International. From 1977 through 1979, Mr. Parker held engineering positions with Exxon Corporation and Atlantic Richfield Company. Mr. Parker is a professional engineer and holds a B.S. degree in engineering from the University of Idaho.

Philip O. Strawbridge. Mr. Strawbridge has been an Executive Vice President and our Chief Financial Officer since August 2007. Previously he was the President of our International Group from March 2006 to August 2007. Prior to that, Mr. Strawbridge was the President and CEO of BNG America from October 1999, which was acquired by EnergySolutions in March 2006. From September 1995 through September 1999, Mr. Strawbridge was the Chief Financial and Administrative Officer of OHM Corporation and IT Corporation. From 1986 to September 1995, Mr. Strawbridge held various executive positions at Fluor Corporation including the Vice President, Government and Power Group. Mr. Strawbridge also held various executive positions with the U.S. General Services Administration from 1978 to 1985. Mr. Strawbridge began his career as a United States Marine and received his B.S. and J.D. from the University of Missouri.

E. Gail de Planque. Dr. de Planque will become a member of our board of directors upon the completion of this offering. Dr. de Planque has been President of Strategy Matters, Inc. since March 2000 and a director of Energy Strategists Consultancy Limited since May 1999, each of which provides consulting services to the energy and nuclear industries. Dr. de Planque has more than 35 years of experience in nuclear physics and industry regulation and is a Fellow of the American Association for the Advancement of Science, a Fellow and past President of the American Nuclear Society and a member of the National Academy of Engineering. She also has served as a Commissioner with the NRC and a Director of the DOE’s Energy’s Environmental Measurements Laboratory. Dr. de Planque is a Director of BHP Billiton PLC, BHP Billiton Limited and Landauer, Inc., as well as a member of the Board of Trustees of Northeast Utilities. Dr. de Planque was formerly a director of BNFL Plc and BNG America, Inc. Dr. de Planque received an A.B. cum laude in Mathematics from Immaculata University, an M.S. in Physics from the New Jersey Institute of Technology and a Ph.D. in Environmental Health Science from New York University.

Robert J.S. Roriston. Mr. Roriston will become a member of our board of directors upon the completion of this offering. Mr. Roriston is a partner at Lindsay Goldberg, which he joined in 2001. He worked at Bessemer Holdings from 1988 to 2001 and at KPMG Peat Marwick. Mr. Roriston is a Chartered Accountant, having graduated from the University of Witwatersrand with Bachelor of Commerce and Bachelor of Accounting degrees. Mr. Roriston is a Director of Pride Manufacturing Company LLC, Identity Group LLC and Maine Beverage Company, LLC. Mr. Roriston also serves as a Trustee at the Tilton School in Tilton, New Hampshire. He received his M.B.A. from The Wharton School at the University of Pennsylvania.

David B. Winder. Mr. Winder will become a member of our board of directors upon the completion of this offering. Mr. Winder was a certified public accountant with KPMG LLP, as an employee from 1963 to 1972 and as a partner from 1972 until his retirement in 1997. Since his retirement from KPMG, Mr. Winder was Executive Director, Department of Community and Economic Development for the State of Utah from March 1997 to April 2002 and Special Assistant to the Governor of the State of Utah from April 2002 to March 2004, where he was responsible for various projects following the Olympic Games in Salt Lake City. Since November 2002, Mr. Winder also has been a consultant to various for-profit and not-for-profit organizations. Mr. Winder is currently a director of Alsco, Inc., president of the board of directors and chair of the audit and budget committee of the Utah Retirement Systems and Public Employees Health Program, and past president and current chair of the Utah chapter of the National Association of Corporate Directors (NACD). Mr. Winder received his A.B. in Social Sciences from Stanford University.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our bylaws provide that our board of directors will consist of between one and 15 directors. The board is currently composed of seven directors, none of whom are independent directors under the applicable rules of the NYSE. Immediately following the completion of this offering, we intend to appoint three additional directors, two of whom will be independent. Within one year following the completion of this offering, the board will include three independent directors under the applicable rules of the NYSE. The directors will have discretion to increase or decrease the size of the board.

We intend to avail ourselves of the “controlled company” exception under the corporate governance rules of the NYSE. Accordingly, we will not have a majority of “independent directors” on our board of directors nor will we have a compensation committee and a nominating and corporate governance committee composed entirely of “independent directors” as defined under the rules of the NYSE.

Committees of the Board of Directors

Our board of directors has the authority to appoint committees to perform certain management and administration functions.

Audit Committee

Upon the consummation of this offering, we will have an audit committee that will have responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	overseeing management’s establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policy;

•	reviewing our annual and quarterly financial statements prior to their filing and prior to the release of earnings; and

•

reviewing the performance of the independent accountants and making recommendations to the board of directors regarding the appointment or termination of the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants.

Mr. Winder, Dr. de Planque and Mr. Everest will serve on the audit committee upon the consummation of this offering, with Mr. Winder serving as the chair of the audit committee. We plan to nominate a new independent member to our audit committee within one year thereafter to replace Mr. Everest so that all of our audit committee members will be independent as such term is defined under applicable SEC and NYSE rules. The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Compensation Committee

Upon the consummation of this offering, we will have a compensation committee that will have responsibility for, among other things:

•	reviewing key employee compensation policies, plans and programs;

•	monitoring performance and compensation of our employee-directors, officers and other key employees;

•	preparing recommendations and periodic reports to the board of directors concerning these matters; and

•	administering the incentive program referred to under “—2007 Equity Incentive Plan” below.

Messrs. Hirt, Clements and Roriston will serve on the compensation committee upon completion of this offering, with Mr. Hirt serving as the chair of the compensation committee.

Nominating and Corporate Governance Committee

Upon the consummation of this offering, we will have a nominating and corporate governance committee that will have responsibility for, among other things:

•	recommending persons to be selected by the board as nominees for election as directors and to fill any vacancies on the board;

•	considering and recommending to the board qualifications for the position of director and policies concerning the term of office of directors and the composition of the board; and

•	considering and recommending to the board other actions relating to corporate governance.

Dr. de Planque and Messrs. Weinberg and Winder will serve on the nominating and corporate governance committee upon the consummation of this offering, with Dr. de Planque serving as the chair of the nominating and corporate governance committee.

Compensation Committee Interlocks and Insider Participation

After the consummation of this offering, our board of directors will form a compensation committee as described above. None of our executive officers will serve as a member of our compensation committee, and none of them have served, or will be permitted to serve, on the compensation committee, or other committee serving a similar function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Director Compensation

Directors who are employees of EnergySolutions, Inc. or its subsidiaries or affiliated with Lindsay Goldberg or Peterson Partners will receive no compensation for service as members of either the board of directors or board committees. All other directors will be paid:

•	a base annual retainer of $50,000 in cash;

•	a grant of our restricted common stock equal to $75,000 divided by the public offering price;

•	an additional annual retainer of $10,000 in cash to each director who is a chair of a committee; and

•	a fee of $1,250 for each committee meeting attended.

We will reimburse all directors for reasonable expenses incurred to attend meetings of our board of directors or committees.

Code of Ethics

In connection with this offering our board of directors will adopt a code of ethics that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code of ethics will address, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of ethics, employee misconduct, conflicts of interest or other violations. Our code of ethics will be publicly available on our website at www.energysolutions.com. Any waiver of our code of ethics with respect to our chief executive officer, chief financial officer, controller or persons performing similar functions may only be authorized by our audit committee and will be disclosed as required by applicable law.

Compensation Discussion and Analysis

Our current executive compensation policies and objectives were developed and implemented by the board of managers of EnergySolutions, LLC while we were a private company. Therefore, our historical compensation program, and the process by which it was developed, has been less formal than that which we plan to follow as a public company.

We have entered into employment agreements with each of our executive officers that provide for base salaries and incentive bonuses that are determined by our operating performance. Although these incentive bonuses are based, in part, on the degree to which certain individual bonus objectives have been achieved, none of our executive officers currently have individual bonus objectives in place. We have established the following primary objectives in negotiating these employment agreements:

•	attracting, retaining and motivating executive officers with the knowledge, skills and experience that are critical to our success;

•	ensuring that executive compensation is aligned with our corporate strategies and business objectives; and

•	promoting the achievement of key strategic and financial performance measures by linking cash incentives to the achievement of operating results.

In addition, as a company whose equity was not publicly traded before this offering, our compensation philosophy has been focused on the achievement of performance objectives that we believe would deliver meaningful return to our investors through a public offering or a sale of our company. In connection with this offering, we have reviewed our compensation philosophy and expect to adopt a compensation policy and objectives that generally are more consistent with those of a public, rather than private, company. To this end, our board of managers has engaged Hewitt Associates to undertake a review of director and executive officer compensation trends at comparable companies and to provide recommendations with respect to compensation arrangements following the completion of this offering. We anticipate that individual performance objectives will be identified in the future. However, we cannot predict what those objectives will be.

In connection with this offering, we will establish a compensation committee of our board of directors that will oversee our executive compensation program. The compensation committee will consist of three directors and will be delegated authority by our board of directors to review and approve all compensation decisions relating to our executive officers.

Given the limited formal procedures we have employed as a private company, we expect that our approach to executive compensation as a public company, as developed and implemented by our compensation committee, will vary significantly from our historical practice. We expect that the compensation committee will meet periodically to make recommendations for base salaries, bonuses, stock option awards, long-term incentive awards and other compensation to be paid or granted to our executive officers. In making these recommendations, we expect that the compensation committee will consider (1) our historical and expected performance, (2) the alignment of individual performance with our operational objectives, (3) the anticipated level of difficulty in replacing our chief executive officer, chief financial officer and other officers with persons of comparable experience, skill and knowledge, and (4) the recommendations of any external advisors that it may engage.

Components of Compensation for 2006

The principal components of our executive compensation are base salary and an annual performance bonus that is determined for each named executive officer (as defined under “—Summary Compensation Table”) through a formula set forth in his employment agreement. In addition, each of our Chief Executive Officer and our Vice Chairman is eligible for an excess performance bonus that also is determined through a formula set forth in his employment agreement. Although our parent company, ENV Holdings LLC, has occasionally granted profit interests to some of our named executive officers, equity compensation generally has not been an element in our annual executive compensation. Finally, we maintain benefits and perquisites for our named executive officers, and some of our named executive officers are entitled to retention payments upon a change of control of our company. The components of executive compensation have been as follows:

Base salary. Each named executive officer’s base salary is fixed in an employment agreement. Salary is determined by reference to the scope of each named executive officer’s responsibilities and is intended to provide a basic level of compensation for performing the job expected of him. We believe that each named executive officer’s base salary must be competitive in our industry and with the market generally with respect to the knowledge, skills and experience that are necessary for him to meet the requirements of his position.

Annual performance bonus. Annual performance bonuses are intended to compensate named executive officers for achieving our annual financial goals. Each named executive officer’s employment agreement provides for an annual performance bonus that is determined through a formula based on our “actual EBITDA,” as defined in the employment agreement, and our “budgeted EBITDA,” as determined each year in the budget adopted by our board of directors. The performance bonus is calculated as a percentage of the executive officer’s base salary. If actual EBITDA equals budgeted EBITDA, then each of the named executive officers would receive an annual performance bonus equal to a specified percentage of his base salary (referred to as a “target bonus”). If actual EBITDA is 80% or less of budgeted EBITDA, then no annual performance bonuses are paid. Maximum annual performance bonuses equal to a specified percentage of each named executive officer’s base salary are paid if actual EBITDA is 110% or more of budgeted EBITDA. If actual EBITDA is more than 80% but less than 110% of budgeted EBITDA, then each of the named executive officers would receive an annual performance bonus that is interpolated as set forth in his employment agreement.

In 2006, our actual EBITDA was 87% of our budgeted EBITDA. However, our board of managers decided to award annual performance bonuses as though actual EBITDA were equal to 100% of our budgeted EBITDA, excluding certain of our senior employees who received an excess performance bonus. See “—Excess performance bonus.” The board determined that the complexities of integrating BNGA and Duratek, which we acquired during 2006, justified the payment of target bonuses despite the shortfall in actual EBITDA. Further details regarding the annual performance bonuses are set forth under “—Grants of Plan-Based Awards.”

The named executive officers’ employment agreements provide that a portion of the annual performance bonus may be forfeited if any named executive officer fails to achieve “individual bonus objectives” that he discusses with the board of directors (in the case of the Chief Executive Officer) or with the Chief Executive Officer (in all other cases). Despite these provisions in their employment agreements, none of our named executive officers has been given individual business objectives, and each of them received his annual performance bonus as though he achieved all of his individual bonus objectives.

Excess performance bonus. In recognition of their contributions to our company since its inception, our Chief Executive Officer and our Vice Chairman are entitled to receive annual cash bonuses equal to 4% (in the case of the Chief Executive Officer) or 3.5% (in the case of the Vice Chairman) of “excess EBITDA,” which is defined in their employment agreements as the excess of actual EBITDA over “plan EBITDA,” which is determined for each year by reference to a schedule to their employment agreements. Their employment agreements provide that the excess performance bonus also is subject to the achievement of individual bonus objectives. In addition, the excess performance bonus is subject to a cap.

Further payments of the excess performance bonus will be eliminated if there is an initial public offering of our company before December 31, 2007, in which event our Chief Executive Officer and Vice Chairman will be entitled to one-time cash payments of $2,344,000 and $2,051,000, respectively.

Equity grants. In recognition of their contributions to our company since its inception, our Chief Executive Officer and our Vice Chairman received substantial grants of profit interests in ENV Holdings LLC during 2006. Other named executive officers received grants of profit interests upon joining our company in 2006. See “—2006 Outstanding Equity Grants Vested at Fiscal Year End.”

Benefits and perquisites. Our named executive officers are eligible to receive the same benefits that are available to all employees. We also provide certain additional perquisites to our named executive officers, including a car allowance. We believe these benefits and perquisites are currently lower than median competitive levels for comparable companies. We did not provide any personal benefits or pension, deferred compensation or other retirement benefits to our named executive officers in 2006.

Retention payments. Upon the first anniversary of a change of control of our company (as defined in the respective employment agreements), each of our Chief Executive Officer and our Vice Chairman is entitled to receive a retention payment equal to his base salary for one year, plus his annual performance bonus for the immediately preceding year, if he remains employed by us at that time. These arrangements are intended to retain executives and provide continuity of senior management in connection with a change of control transaction. See “—Potential Payments on Termination and Change of Control.”

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

2006 Summary Compensation Table

The following table sets forth annual and long-term compensation that we have paid for services rendered during the year ended December 31, 2006 by our Chief Executive Officer, our current and our former Chief Financial Officer and each of our other three most highly compensated executive officers. We refer to these employees as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($) (a)	Equity Grants ($) (b)	Non-Equity Incentive Plan Compensation ($) (c)	All Other Compensation ($) (d)	Total ($)
R Steve Creamer(e) Chief Executive Officer	2006	378,385	—	6,848,658	914,170	25,271	8,166,484

J.I. Everest, II(f) Vice Chairman and former Chief Financial Officer	2006	300,000	—	4,042,912	792,296	25,882	5,161,090

Philip O. Strawbridge(g) Executive Vice President and Chief Financial Officer	2006	315,000	—	48,333	130,356	16,942	510,631

Val J. Christensen(h) Executive Vice President, General Counsel and Secretary	2006	215,385	—	23,733	90,904	11,713	341,735

Raul A. Deju(i) President and Chief Administrative Officer	2006	86,538	—	23,912	35,815	4,727	150,992

Alan M. Parker(j) Executive Vice President and Chief Operating Officer	2006	25,962	—	19,022	—	—	44,984

(a)	“Bonus” represents amounts paid as bonus compensation in excess of amounts earned under the annual performance bonus formula. See “—Compensation Discussion and Analysis—Components of Compensation for 2006—Annual performance bonus.”
(b)	“Equity Grants” represent the expense recognized for financial statement reporting purposes in accordance with FAS 123(R) in respect of grants of profit interests that entitle the beneficial owner to receive distributions from ENV Holdings LLC. Such expense represents the values of these equity grants. We used several methodologies to estimate the fair value of the enterprise, including market and cash flow approaches, and then applied a probability approach to determine the values of the classes of profit interests that were issued. Equity grants reflected in this column represent profit interests that vested in 2006 and were granted primarily in connection with our acquisition by the Sponsors and our acquisitions of BNGA and Duratek.
(c)	Reflects annual performance bonuses paid to each of the named executive officers, as well as excess performance bonuses of $812,800 and $711,200 paid to Messrs. Creamer and Everest, respectively, pursuant to their employment agreements. Annual performance bonuses and excess performance bonuses are defined as non-equity incentive plan compensation by the rules and regulations of the SEC. See “—Compensation Discussion and Analysis—Components of Compensation for 2006.”
(d)	Includes our matching 401(k) contributions to the named executive officers’ accounts in the year ended December 31, 2006. These amounts are: Mr. Creamer ($13,271), Mr. Everest ($13,882), Mr. Strawbridge ($7,250), Mr. Christensen ($11,713) and Dr. Deju ($4,727). Mr. Parker received no matching 401(k) contributions in the year ended December 31, 2006. Also includes an automobile allowance for each of Messrs. Creamer, Everest and Strawbridge of $12,000, $12,000 and $9,692, respectively, in the year ended December 31, 2006. Mr. Christensen, Dr. Deju and Mr. Parker received no automobile allowance in the year ended December 31, 2006.
(e)	Mr. Creamer’s annual base salary was increased from $350,000 to $500,000 effective October 9, 2006.
(f)	Mr. Everest’s annual base salary is $300,000.

(g)	Mr. Strawbridge’s employment commenced February 28, 2006 and his salary total represents his salary during the remainder of the year ended December 31, 2006. His annual base salary is $450,000.
(h)	Mr. Christensen’s employment commenced June 26, 2006 and his salary total represents his salary during the remainder of the year ended December 31, 2006. His annual base salary is $350,000.
(i)	Dr. Deju’s employment commenced October 9, 2006 and his salary total represents his salary during the remainder of the year ended December 31, 2006. His annual base salary is $450,000.
(j)	Mr. Parker’s employment commenced November 14, 2006 and his salary total represents his salary during the remainder of the year ended December 31, 2006. His annual base salary is $450,000.

2006 Grants of Plan-Based Awards

The following table sets forth estimated future non-equity incentive plan payouts for our named executive officers:

Name	Grant Date(b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(a)
		Threshold ($)	Target ($)	Maximum ($)
R Steve Creamer(c) Chief Executive Officer	June 26, 2006	0	500,000	1,000,000

J.I. Everest, II(d) Vice Chairman and former Chief Financial Officer	June 26, 2006	0	300,000	600,000

Philip O. Strawbridge(e) Executive Vice President and Chief Financial Officer	June 26, 2006	0	360,000	540,000

Val J. Christensen(f) Executive Vice President, General Counsel and Secretary	June 26, 2006	0	140,000	280,000

Raul A. Deju(g) President and Chief Administrative Officer	June 26, 2006	0	270,000	450,000

Alan M. Parker(e) Executive Vice President and Chief Operating Officer	June 26, 2006	0	360,000	540,000

(a)	Non-equity incentive plan awards are calculated and payable based on a comparison between actual EBITDA and budgeted EBITDA, each as defined in each named executive officer’s employment agreement. See “—Compensation Discussion and Analysis—Components of Compensation for 2006.” Non-equity incentive plan awards were paid out in 2006 as described in note (b) under “—Summary Compensation Table.”
(b)	The grant date is the date on which the board of managers adopted the budget that set the basis for the calculation of the annual performance bonus.
(c)	Award ranges from 0% of base salary if actual EBITDA is 80% or less of budgeted EBITDA, to 100% of base salary if actual EBITDA is 100% of budgeted EBITDA, to 200% of base salary if actual EBITDA is 110% or greater of budgeted EBITDA. Award amount is interpolated for actual EBITDA between 80% and 100% or between 100% and 110% of budgeted EBITDA. In addition to amounts listed in this table, Mr. Creamer received an excess performance bonus in 2006 of $812,800. The contractual entitlement to an excess performance bonus will be terminated if there is an initial public offering of our company before December 31, 2007, in which event Mr. Creamer will be entitled to a one-time cash payment of $2,344,000. See “—Excess performance bonus.”
(d)	Award ranges from 0% of base salary if actual EBITDA is 80% or less of budgeted EBITDA, to 100% of base salary if actual EBITDA is 100% of budgeted EBITDA, to 200% of base salary if actual EBITDA is 110% or greater of budgeted EBITDA. Award amount is interpolated for actual EBITDA between 80% and 100% or between 100% and 110% of budgeted EBITDA. In addition to amounts listed in this table, Mr. Everest received an excess performance bonus in 2006 of $711,200. The contractual entitlement to an excess performance bonus will be terminated if there is an initial public offering of our company before December 31, 2007, in which event Mr. Everest will be entitled to a one-time cash payment of $2,051,000. See “—Excess performance bonus.”

(e)	Award ranges from 0% of base salary if actual EBITDA is 80% or less of budgeted EBITDA, to 80% of base salary if actual EBITDA is 100% of budgeted EBITDA, to 120% of base salary if actual EBITDA is 110% or greater of budgeted EBITDA. Award amount is interpolated for actual EBITDA between 80% and 100% or between 100% and 110% of budgeted EBITDA.
(f)	Award ranges from 0% of base salary if actual EBITDA is 80% or less of budgeted EBITDA, to 40% of base salary if actual EBITDA is 100% of budgeted EBITDA, to 80% of base salary if actual EBITDA is 110% or greater of budgeted EBITDA. Award amount is interpolated for actual EBITDA between 80% and 100% or between 100% and 110% of budgeted EBITDA.
(g)	Award ranges from 0% of base salary if actual EBITDA is 80% or less of budgeted EBITDA, to 60% of base salary if actual EBITDA is 100% of budgeted EBITDA, to 100% of base salary if actual EBITDA is 110% or greater of budgeted EBITDA. Award amount is interpolated for actual EBITDA between 80% and 100% or between 100% and 110% of budgeted EBITDA.

2006 Outstanding Equity Grants Vested at Fiscal Year End

The following table sets forth (1) outstanding but not yet vested equity grants and (2) outstanding and vested equity grants, in each case representing profit interests in ENV Holdings LLC as of December 31, 2006 at the market value as of the date of grant. These equity grants entitle the recipient to receive a portion of any future distributions made from time to time by ENV Holdings LLC.

Name and Principal Position	Market Value of Units That Have Not Vested ($)	Market Value of Units That Have Vested ($)
R Steve Creamer(a) Chief Executive Officer	797,064	9,564,178

J.I. Everest, II(b) Vice Chairman and former Chief Financial Officer	398,665	5,763,659

Philip O. Strawbridge(c) Executive Vice President and Chief Financial Officer	85,000	48,333

Val J. Christensen(d) Executive Vice President, General Counsel and Secretary	118,663	23,733

Raul A. Deju(e) President and Chief Administrative Officer	406,504	23,912

Alan M. Parker(f) Executive Vice President and Chief Operating Officer	323,374	19,022

(a)	92% of Mr. Creamer’s unvested units will vest in 2007 and 8% will vest in 2008.
(b)	92% of Mr. Everest’s unvested units will vest in 2007 and 8% will vest in 2008.
(c)	41% of Mr. Strawbridge’s unvested units will vest in 2007, 47% will vest in 2008 and 12% will vest in 2009.
(d)	40% of Mr. Christensen’s unvested units will vest in 2007, 40% will vest in 2008 and 20% will vest in 2009.
(e)	35% of Dr. Deju’s unvested units will vest in 2007, 35% will vest in 2008 and 30% will vest in 2009.
(f)	35% of Mr. Parker’s unvested units will vest in 2007, 35% will vest in 2008 and 30% will vest in 2009.

Pension Benefits

In the year ended December 31, 2006, our named executive officers received no pension benefits and had no accumulated pension benefits.

Nonqualified Deferred Compensation

In the year ended December 31, 2006, our named executive officers received no nonqualified deferred compensation and had no deferred compensation balances.

Potential Payments on Termination and Change of Control

The information below describes and quantifies certain compensation that would become payable under each named executive officer’s employment contract if his employment had terminated on December 31, 2006. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event.

If we terminate any executive’s employment without cause or if he terminates his employment with good reason, he will be entitled to receive his then current base salary for 12 months (other than Mr. Parker, who will receive his current base salary for 18 months, and Mr. Strawbridge, who will receive his current base salary for 24 months), a pro-rata portion of his annual performance bonus and excess performance bonus (if applicable) for the year of termination and continued coverage for 12 months (other than Mr. Parker, who will receive continued coverage for 18 months, and Mr. Strawbridge, who will receive continued coverage for 24 months) under our medical, dental and life insurance plans. If Mr. Creamer’s employment had been terminated without cause or for good reason on December 31, 2006, he would have received his base salary of $500,000, payable over 12 months, plus his 2006 annual performance bonus and excess performance bonus totaling $939,512, and would have continued to be covered under our medical, dental and life insurance plans for 12 months. Mr. Everest would have received his base salary of $300,000, payable over 12 months, plus his 2006 annual performance bonus and excess performance bonus totaling $812,570, and would have continued to be covered under our medical, dental and life insurance plans for 12 months. Mr. Strawbridge would have received 24 monthly salary payments totaling $900,000 and would have continued to be covered under our medical, dental and life insurance plans for 24 months. Dr. Deju would have received his base salary of $450,000, payable over 12 months, plus his 2006 annual performance bonus totaling $18,173, and would have continued to be covered under our medical, dental and life insurance plans for 12 months. Mr. Christensen would have received his base salary of $350,000, payable over 12 months, plus his 2006 annual performance bonus totaling $30,154, and would have continued to be covered under our medical, dental and life insurance plans for 12 months. Mr. Parker would have received 18 monthly salary payments totaling $675,000, and would have continued to be covered under our medical, dental and life insurance plans for 18 months.

We may terminate any executive’s employment if due to physical or mental disability the executive is unable to perform his duties for at least 120 days out of any 12-month period.

In addition, on the first anniversary of any change of control (as defined in the respective employment agreements), so long as each of Messrs. Creamer and Everest remains employed by us, he will receive a payment equal to his annual base salary and the annual performance bonus for the immediately preceding year. If a change of control had occurred on December 31, 2006, and the executives remained employed through December 31, 2007, Mr. Creamer would have received a lump sum payment of $626,712, and Mr. Everest would have received a lump sum payment of $401,370 (assuming their salaries remain the same). Under each of their employment agreements, a “change of control” means (1) a sale of all or substantially all of our assets, (2) the sale by ENV Holdings LLC and its affiliates, in a single transaction or series of related transactions, of more than 65% of the equity interests in our company, (3) a merger, consolidation or similar transaction involving the company, immediately following which ENV Holdings LLC and its affiliates fail to own at least 50.1% of the voting power of the successor entity or (4) a merger, consolidation, sale of equity interests, or similar transaction, in a single transaction or series of related transactions, pursuant to which the current holders of a class of equity of ENV Holdings LLC cease to own at least 20% of the voting equity of ENV Holdings LLC following such transaction or series of related transactions.

2007 Equity Incentive Plan

We have adopted the EnergySolutions, Inc. 2007 Equity Incentive Plan, or the Plan. The Plan provides for grants of stock options, stock appreciation rights, restricted stock and other stock-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the Plan. The purpose of the Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the Plan, but does not include all of the provisions of the Plan. For further information about the Plan, we refer you to the complete copy of the Plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The Plan provides for administration by the compensation committee of our board of directors, or the committee, which will be comprised, unless otherwise determined by our board of directors, solely of not less than two members who shall be non-employee directors as required by applicable securities law, tax law and stock exchange rules. Among the committee’s powers are to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the Plan or any award agreement and adopt such rules, forms, instruments and guidelines for administering the Plan as it deems necessary or proper. All actions, interpretations and determinations by the committee are final and binding.

Shares Available. The Plan makes available an aggregate of 10,440,000 shares of our common stock, subject to adjustments. In the event that any outstanding award expires, is forfeited, cancelled or otherwise terminated without the issuance of shares of our common stock or is otherwise settled in cash, shares of our common stock allocable to such award, including the unexercised portion of such award, shall again be available for the purposes of the Plan. If any award is exercised by tendering shares of our common stock to us, either as full or partial payment, in connection with the exercise of such award under the Plan or to satisfy our withholding obligation with respect to an award, only the number of shares of our common stock issued net of such shares tendered will be deemed delivered for purposes of determining the maximum number of shares of our common stock then available for delivery under the Plan.

Eligibility for Participation. Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to participate in the Plan. The selection of participants is within the sole discretion of the committee.

Types of Awards. The Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, collectively, “options,” stock appreciation rights, shares of restricted stock, or “restricted stock,” and other stock-based awards, collectively, the “awards.” The committee will, with regard to each award, determine the terms and conditions of the award, including the number of shares subject to the award, the vesting terms of the award, and the purchase price for the award. Awards may be made in assumption of or in substitution for outstanding awards previously granted by us or our affiliates, or a company acquired by us or with which we combine.

Award Agreement. Awards granted under the Plan shall be evidenced by award agreements (which need not be identical) that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the committee in its sole discretion; provided, however, that in the event of any conflict between the provisions of the Plan and any such agreement, the provisions of the Plan shall prevail.

Options. An option granted under the Plan will enable the holder to purchase a number of shares of our common stock on set terms. Options shall be designated as either a nonqualified stock option or an incentive stock option. An option granted as an incentive stock option shall, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. None of us, including any of our affiliates or the committee, shall be liable to any participant or to any other person if it is determined that an option intended to be an incentive stock option does not qualify as an incentive stock option. Each option shall be subject to such terms and conditions, including exercise price, vesting and conditions and timing of exercise, consistent with the Plan and as the committee may impose from time to time.

The exercise price of an option granted under the Plan may not be less than 100% of the fair market value of a share of our common stock on the date of grant, provided, the exercise price of an incentive stock option granted to a person holding greater than 10% of our voting power may not be less than 110% of such fair market value on such date. The committee will determine the term of each option at the time of grant in its discretion; however, the term may not exceed ten years (or, in the case on an incentive stock option granted to a ten percent shareholder, five years).

Stock Appreciation Rights. A stock appreciation right entitles the holder to receive, upon its exercise, the excess of the fair market value of a specified number of shares of our common stock on the date of exercise over the grant price of the stock appreciation right. The payment of the value may be in the form of cash, shares of our common stock, other property or any combination thereof, as the committee determines in its sole discretion. Stock appreciation rights may be granted alone or in tandem with any option at the same time such option is granted (a “tandem SAR”). A tandem SAR is only exercisable to the extent that the related option is exercisable and expires no later than the expiration of the related option. Upon the exercise of all or a portion of a tandem SAR, a participant is required to forfeit the right to purchase an equivalent portion of the related option (and vice versa). Subject to the terms of the Plan and any applicable award agreement, the grant price (which shall not be less than 100% of the fair market value of a share of our common stock on the date of grant), term, methods of exercise, methods of settlement, and any other terms and conditions of any stock appreciation right shall be determined by the committee. The committee may impose such other conditions or restrictions on the exercise of any stock appreciation right as it may deem appropriate.

Restricted Stock. The committee may, in its discretion, grant awards of restricted stock. Restricted stock may be subject to such terms and conditions, including vesting, as the committee determines appropriate, including, without limitation, restrictions on the sale or other disposition of such shares of our common stock. The committee may require the participant to deliver a duly signed stock power, endorsed in blank, relating to shares of our common stock covered by such an award. The committee may also require that the stock certificates evidencing such shares be held in custody or bear restrictive legends until the restrictions thereon shall have lapsed. Unless otherwise determined by the committee and set forth in the award agreement, a participant does not have any rights as one of our shareholders, including the right to vote or receive dividends, with respect to the restricted stock until such restrictions are lifted.

Other Stock-Based Awards. The committee, in its sole discretion, may grant awards of shares of our common stock and awards that are valued, in whole or in part, by reference to, or are otherwise based on the fair market value of, such shares (the “other stock-based awards”). Such other stock-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, the right to receive one or more shares of our common stock (or the equivalent cash value of such stock) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Subject to the provisions of the Plan, the committee shall determine to whom and when other stock-based awards will be made, the number of shares of our common stock to be awarded under (or otherwise related to) such other stock-based awards, whether such other stock-based awards shall be settled in cash, shares of our common stock or a combination of cash and such shares, and all other terms and conditions of such awards.

Performance-Based Awards. Certain awards may be granted in a manner which is intended to be deductible by us under Section 162(m) of the Code (or any successor section thereto) (“performance-based awards”). A participant’s performance-based award shall be determined based on the attainment of written performance goals approved by the committee for a performance period established by the committee in compliance with Section 162(m) of the Code and the regulations thereunder. The performance goals, which must be objective, may be based upon various criteria including consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization), net income, operating income, earnings per share of our common stock, book value per share of our common stock, return on shareholders’ equity, expense management, return on investment, improvements in capital structure, profitability of an identifiable business unit or product, maintenance or improvement of profit margins, stock price, market share, revenues or sales, costs, cash flow, working capital and return on assets. The foregoing criteria may relate to us, any of our subsidiaries or affiliates or one or more of our divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the committee shall determine. The maximum amount of a performance-based award during a calendar year received by any participant shall be 870,000 shares of our common stock or the cash equivalent thereof, to the extent awards are payable in cash or property. The committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given participant and, if they have, shall so certify and ascertain the amount of the applicable performance-based award. No performance-based awards will be paid for such performance period until such certification is made by the committee. At the discretion of the committee, the amount of the performance-based award actually paid to a given participant may be less (but may not be more) than the amount determined by the applicable performance goal formula.

Transferability. Unless otherwise determined by the committee, an award shall not be transferable or assignable by a participant except in the event of his death (subject to the applicable laws of descent and distribution) and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against us or any of our subsidiaries or affiliates. Any permitted transfer of the awards to heirs or legatees of a participant shall not be effective to bind us unless the committee has been furnished with written notice thereof and a copy of such evidence as the committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of the Plan and any award agreement.

Shareholder Rights. Except as otherwise provided in the applicable award agreement, a participant has no rights as a shareholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Adjustment of Awards. Notwithstanding any other provision of the Plan, in the event of any corporate event or transaction such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares of our common stock, exchange of shares of our common stock, dividend in kind, or other like change in capital structure (other than normal cash dividends) to our shareholders, or any similar corporate event or transaction, the committee, to prevent dilution or enlargement of participants’ rights under the Plan, shall determine whether and the extent to which it should substitute or adjust, in its sole discretion, as applicable, the number and kind of shares of stock that may be issued under the Plan or under particular forms of awards, the number and kind of shares of our common stock subject to outstanding awards, the option price, grant price or purchase price applicable to outstanding awards, the annual award limits, and other value determinations applicable to outstanding awards.

In the event we are a party to a merger or consolidation or similar transaction (including our change in control), unless otherwise prohibited under applicable law or by national securities exchanges or unless the committee determines otherwise in an award agreement, the committee is authorized (but not obligated) to make adjustments in the terms and conditions of outstanding awards, including, without limitation, the continuation or assumption of such outstanding awards under the Plan by us (if we are the surviving company or corporation) or by the surviving company or corporation or its parent; substitution by the surviving company or corporation or its parent of awards with substantially the same terms for such outstanding awards; accelerated exercisability, vesting and/or lapse of restrictions under all then outstanding awards immediately prior to the occurrence of such event; upon written notice, provision that any outstanding awards must be exercised, to the extent then exercisable, within fifteen days immediately prior to the scheduled consummation of the event, or such other period as determined by the committee (in either case contingent upon the consummation of the event) at the end of which period such awards shall terminate to the extent not so exercised within such period; and cancellation of all or any portion of outstanding awards for fair value (as determined in the sole discretion of the Committee) which, in the case of options and stock appreciation rights, may equal the excess, if any, of the value of the consideration to be paid in the change of control transaction to holders of the same number of shares subject to such awards (or, if no such consideration is paid, fair market value of our shares of common stock subject to such outstanding awards or portion thereof being canceled) over the aggregate option price or grant price, as applicable, with respect to such awards or portion thereof being canceled.

Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof or any award (or award agreement) thereunder at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made (i) without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan and (ii) without the consent of the participant, if such action would materially diminish any of the rights of any participant under any award granted to such participant under the Plan; provided, however, the committee may amend the Plan, any award or any award agreement in such manner as it deems necessary to permit the granting of awards meeting the requirements of applicable laws.

Compliance with Code Section 409A. To the extent that the Plan and/or awards are subject to Section 409A of the Internal Revenue Code of 1986, as amended, the committee may, in its sole discretion and without a participant’s prior consent, amend the Plan and/or awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (a) exempt the Plan and/or any award from the application of Section 409A, (b) preserve the intended tax treatment of any such award, or (c) comply with the requirements of Section 409A, Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the date of the grant. The Plan shall be interpreted at all times in such a manner that the terms and provisions of the Plan and awards comply with Section 409A and any guidance issued thereunder. Neither we nor the committee has any obligation to take any action to prevent the assessment of any excise tax on any person with respect to any award under Section 409A, and none of us or any of our subsidiaries or affiliates, or any of our employees or representatives, has any liability to a participant with respect thereto.

Effective Date. The Plan will be effective prior to the completion of this offering.

Employment Agreements

We have entered into employment agreements with each of Mr. Creamer, our Chief Executive Officer, Mr. Everest, our Vice Chairman and our former Chief Financial Officer, Mr. Strawbridge, an Executive Vice President and our Chief Financial Officer, Mr. Christensen, an Executive Vice President and our General Counsel and Secretary, Dr. Deju, our President and Chief Administrative Officer, and Mr. Parker, an Executive Vice President and our Chief Operating Officer.

Pursuant to these employment agreements, Mr. Creamer’s base salary in 2007 is $500,000, Mr. Everest’s is $300,000, Mr. Strawbridge’s is $450,000, Mr. Christensen’s is $350,000, Dr. Deju’s is $450,000 and Mr. Parker’s is $450,000. Each of Messrs. Creamer, Everest, Strawbridge, Christensen, Deju and Parker is eligible to receive an annual performance bonus in an amount of up to 200%, 200%, 120%, 80%, 100% and 120%, respectively, of his annual base salary if we achieve the target performance goals set by our board of directors for a particular fiscal year; provided, however, that all or a portion of his annual performance bonus and excess performance bonus (as discussed below, if applicable) is contingent on his successful completion of his individual business objectives set by the board of directors (in the case of Mr. Creamer) or by our Chief Executive Officer (in all other cases).

Messrs. Creamer and Everest are entitled to an annual excess performance bonus of 4% and 3.5%, respectively, of the amount of Excess EBITDA (as defined in the applicable employment agreement). Notwithstanding the previous sentence, if on or prior to December 31, 2007 there is an underwritten public offering of securities of EnergySolutions, Inc., the excess performance bonus provision will be terminated and Messrs. Creamer and Everest will be entitled to a one-time lump sum payment of $2,344,000 and $2,051,000, respectively. See “Use of Proceeds.” In addition to the compensation above, on the first anniversary of any change of control (as defined in the applicable employment agreement), so long as each of Messrs. Creamer and Everest remains employed by us, he will receive a payment equal to his annual base salary and the annual performance bonus for the preceding year.

In the event we complete an initial public offering of our stock, Mr. Strawbridge will be granted incentive share awards in the form of stock options and/or restricted share awards with respect to 0.60% of our issued and outstanding shares on the effective date of the initial public offering; provided, however, that if we fail to complete an initial public offering of our stock by October 31, 2008, Mr. Strawbridge will be granted membership units in ENV Holdings LLC that initially represent 0.60% of the aggregate equity value of ENV Holdings LLC. In the event that we complete an initial public offering of our stock by January 31, 2008, Mr. Parker will be granted incentive share awards in the form of stock options or stock- or cash-settled stock appreciation rights with respect to 0.50% of our issued and outstanding shares on the effective date of the initial public offering; provided, however, that if we fail to complete an initial public offering by January 31, 2008, Mr. Parker will be granted membership units in ENV Holdings LLC that initially represent 0.50% of the aggregate equity value in excess of the amount determined pursuant to the formula set forth in his employment agreement. In the event that we complete an initial public offering of our stock by January 31, 2008, Mr. Christensen will be granted incentive share awards in the form of stock options or restricted share awards with respect to 0.75% and 0.25% of our issued and outstanding shares on the effective date and one-year anniversary of the effective date of the initial public offering, respectively; provided, however, that if we fail to complete an initial public offering by January 31, 2008, Mr. Christensen will be granted membership units in ENV Holdings LLC that initially represent 1.00% of the greater of (i) the aggregate equity value on the grant date and (ii) $1,500,000,000. Pursuant to these provisions, upon the pricing of this offering, Messrs. Strawbridge, Parker and Christensen will receive options to purchase 522,000, 435,000 and 652,500 shares, respectively, with an exercise price equal to the public offering price in this offering. The options to be granted to Messrs. Strawbridge, Parker and Christensen on the effective date of this offering will be made under the Plan. See “—2007 Equity Incentive Plan.” Messrs. Parker’s and Christensen’s employment agreements provide that the incentive share awards or membership units, as the case may be, will vest 25% on each of the first four anniversaries of the grant. Mr. Strawbridge’s employment agreement provides that one-sixth of the incentive share awards or membership units, as the case may be, will vest on the grant date with the remaining five-sixths vesting 25% on each of the first four anniversaries of the grant date. Any unvested incentive share awards or membership units, as the case may be, held by Messrs. Strawbridge, Parker or Christensen will be forfeited upon termination of such executive officer’s employment. However, if Mr. Strawbridge is terminated for any reason other than cause or good reason, any unvested incentive share awards or membership units, as the case may be, will automatically vest.

If we terminate any executive’s employment without cause or if he terminates his employment with good reason, he will be entitled to receive his then current base salary for 12 months (other than Mr. Parker, who will receive his current base salary for 18 months, and Mr. Strawbridge, who will receive his current base salary for 24 months), a pro-rata portion of his annual performance bonus and excess performance bonus (if applicable) for the year of termination and continued coverage for 12 months (other than Mr. Parker, who will receive continued coverage for 18 months, and Mr. Strawbridge, who will receive continued coverage for 24 months) under our medical, dental and life insurance plans.

We may terminate any executive’s employment if due to physical or mental disability the executive is unable to perform his duties for at least 120 days out of any 12-month period.

Mr. Creamer’s employment agreement expires on January 31, 2010, Mr. Everest’s expires on January 31, 2010, Mr. Strawbridge’s expires on March 23, 2009, Mr. Christensen’s expires on June 26, 2009, Dr. Deju’s expires on October 9, 2009 and Mr. Parker’s expires on November 14, 2009.

Non-Competition and Non-Solicitation

Each of our named executive officers has agreed not to compete with us and not to solicit our employees or franchisees during the term of his employment and for two years after a termination of his employment (other than Dr. Deju, Mr. Parker and Mr. Strawbridge, whose non-competition and non-solicitation covenants expire 12 months, 18 months and 24 months, respectively, after termination of employment).

Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law, or DGCL. Upon the completion of this offering, we intend to have in place directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

In addition, our certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

In addition, prior to the completion of this offering, we will enter into indemnification agreements with each of our directors. The indemnification agreements will provide the directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the Delaware General Corporation Law.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below is a description of certain relationships and related party transactions between our company and our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of the following transactions were executed with terms as favorable as could have been obtained from unaffiliated third parties. However, our interests may conflict with those of the Sponsors with respect to our past and ongoing business relationships, and because of the Sponsors’ controlling ownership in our company, we may not be able to resolve these conflicts on terms commensurate with those possible in arms-length transactions. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—A significant stockholder controls the direction of our business. The concentrated ownership of our common stock may prevent you and other stockholders from influencing significant corporate decisions.”

LLC Agreement

On January 31, 2005, ENV Holdings LLC entered into a limited liability company operating agreement (the “LLC Agreement”), which governs the operations of our predecessor company, Envirocare. Under the LLC Agreement, ENV Holdings LLC is the sole member in our company and owns all of the outstanding membership interests. ENV Holdings LLC created a board of managers of six persons to manage our company and our business affairs, and ENV Holdings LLC has sole authority to designate each of the members of our board of managers.

We make distributions to ENV Holdings LLC at such times and in such amounts as may be determined in ENV Holdings LLC’s sole discretion. During the years ended December 31, 2005 and 2006, and the six months ended June 30, 2007, we made distributions of $327.0 million, $4.7 million and $8.9 million, respectively, to ENV Holdings LLC.

The LLC Agreement includes indemnification provisions by us in favor of ENV and its affiliates.

Advisory Services Agreements

On January 31, 2005, we entered into three separate advisory service agreements with Goldberg Lindsay & Co. LLC (Goldberg Lindsay), an affiliate of Lindsay Goldberg & Bessemer, Peterson Capital Inc. (Peterson Capital), an affiliate of Peterson Partners, and Creamer Investments, Inc. (Creamer Investments), an affiliate of our Chief Executive Officer, R Steve Creamer and our Chief Financial Officer, J.I. Everest, II. Each advisory services agreement includes indemnification provisions by us in favor of ENV Holdings LLC and its affiliates. Pursuant to these respective advisory services agreements, Goldberg Lindsay, Peterson Capital and Creamer Investments each agreed to provide us with financial advisory, monitoring and oversight services. Under the agreement with Goldberg Lindsay, we incurred fees of $1.8 million, $2.0 million and $1.0 million for management advisory services for the eleven months ended December 31, 2005, the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. Under the agreement with Peterson Capital, we incurred fees of $321,000, $350,000 and $175,000 for management advisory services for the eleven months ended December 31, 2005, the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. Under the agreement with Creamer Investments, we incurred fees of $92,000, $100,000 and $50,000 for management advisory services for the eleven months ended December 31, 2005, the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

In addition, we paid fees to Goldberg Lindsay, Peterson Capital and Creamer Investments for advisory services related to our acquisitions of Envirocare, Duratek and RSMC. We paid Goldberg Lindsay fees of $5.9 million for the eleven months ended December 31, 2005 and $5.0 million for the year ended December 31, 2006, for these services. We paid Peterson Capital fees of $460,000 for the eleven months ended December 31, 2005 and $382,000 for the year ended December 31, 2006 for these services. We paid Creamer Investments fees of $38,000 for the eleven months ended December 31, 2005 for these services. No fees were paid to Goldberg

Lindsay or Peterson Capital in 2007 for advisory services related to our acquisitions. No fees were paid to Creamer Investments in 2006 or 2007 for advisory services related to our acquisitions.

These agreements will be terminated in connection with this offering. No termination payments or penalties will be paid in connection with the termination of these agreements.

Registration Rights Agreement

Upon the completion of this offering, we will enter into a registration rights agreement with ENV Holdings LLC pursuant to which we will agree to register the shares of our common stock held by ENV Holdings LLC under the Securities Act of 1933 for resale at any time and from time to time by ENV Holdings LLC. The registration rights agreement will provide ENV Holdings LLC (1) demand registration rights, (2) piggy-back registration rights and (3) shelf demand registration rights at any time when we become eligible to use a registration statement on Form S-3.

In the registration rights agreement, we will agree to pay expenses in connection with such registration and resale (excluding underwriters’ discounts and commissions) and will indemnify ENV Holdings LLC for material misstatements or omissions in the registration statement.

Payment to Mr. Strawbridge

We agreed to cover the contractual change of control payment to Mr. Strawbridge under his employment contract with BNGA. This payment totaled $846,000 and was paid in April and May 2006.

Transactions with Others

R Steve Creamer’s son, Ryan Creamer, is employed by us as Vice President of Capital Projects, Logistics and Transportation. Ryan Creamer received aggregate compensation, including incentive bonus, of $187,000 and $73,000 for his employment in the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

We have an agreement with Pat Creamer, R Steve Creamer’s brother, for insurance brokerage services and 401(k) administrative services. Pat Creamer indirectly received $114,000 and $196,000 in commissions from EnergySolutions in the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

Procedures for Approval of Related Party Transactions

Prior to this offering, we did not have a written policy relating to the approval of related party transactions. Any such transactions were approved by our board of managers in accordance with applicable law.

In connection with this offering, we will adopt a written policy relating to the approval of related party transactions. Our Audit Committee will review and approve or ratify all relationships and related party transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Our legal staff will be primarily responsible for the development and implementation of processes and controls to obtain information from our directors and executive officers with respect to related party transactions and for determining, based on the facts and circumstances, whether we or a related person have a direct or indirect material interest in the transaction.

As set forth in the Audit Committee’s charter, in the course of its review and approval or ratification of a related party transaction, the committee will consider:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related person;

•	the importance of the transaction to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the company; and

•	any other matters the Audit Committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote respecting approval or ratification of the transaction. However, such director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

PRINCIPAL AND SELLING STOCKHOLDER

The following table sets forth information regarding the beneficial ownership of our common stock (1) immediately prior to the consummation of the offering and after giving effect to the reorganization and (2) as adjusted to reflect the sale of the shares of common stock in this offering, by:

•	each person that is a beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors;

•	all directors and named executive officers as a group; and

•	the selling stockholder.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 75,150,000 shares of common stock outstanding after giving effect to the reorganization and 87,000,000 shares of common stock outstanding after the completion of this offering, assuming no exercise of the over-allotment option, or 88,777,500, assuming full exercise of the over-allotment option. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. In addition, any profit interests of our management in ENV Holdings LLC that vest within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding such profit interests for the purpose of computing the percentage ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated otherwise, the address of each individual listed in the table is c/o EnergySolutions, Inc., 423 West 300 South, Suite 200, Salt Lake City, UT 84101.

	Shares Beneficially Owned Before this Offering		Shares to be Sold in this Offering	Shares Beneficially Owned After this Offering		Shares Beneficially Owned After this Offering Assuming Full Exercise of the Over-Allotment Option
Name and Address of Beneficial Owner	Number of Shares	Percentage	Number of Shares	Number of Shares	Percentage	Number of Shares	Percentage
ENV Holdings LLC (1)	75,150,000	100%	18,150,000	57,000,000	65.5%	54,277,500	61.1%
R Steve Creamer (2)(3)	—	—	—	—	—	—	—
J.I. Everest, II (2)(3)	—	—	—	—	—	—	—
Val J. Christensen	—	—	—	—	—	—	—
Raul A. Deju	—	—	—	—	—	—	—
Alan M. Parker	—	—	—	—	—	—	—
Philip O. Strawbridge (4)	—	—	—	87,000	*	87,000	*
Jordan W. Clements (1)(2)	—	—	—	—	—	—	—
Alan E. Goldberg (1)(2)	—	—	—	—	—	—	—
Lance L. Hirt (2)(5)	—	—	—	—	—	—	—
Robert D. Lindsay (1)(2)	—	—	—	—	—	—	—
Andrew S. Weinberg (2)(5)	—	—	—	—	—	—	—
E. Gail de Planque (6)	—	—	—	3,750	*	3,750	*
Robert J.S. Roriston (5)	—	—	—	—	—	—	—
David B. Winder (6)	—	—	—	3,750	*	3,750	*
Directors and executive officers as a group (14 persons)	—	—	—	94,500	*	94,500	*

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)	All of the members’ interests in ENV Holdings LLC are owned either by affiliates of the Sponsors or by our senior employees. ENV Holdings LLC will acquire 100% of our common stock prior to the completion of this offering through the transactions described under “Reorganization.” Lindsay Goldberg has sole voting power and investment power with respect to shares of our common stock owned by ENV Holdings LLC. Additional information with respect to ENV Holdings LLC and its material relationship with us is provided under “Certain Relationships and Related Party Transactions.” Messrs. Goldberg and Lindsay have dispositive voting or investment control over the entities or funds affiliated with Lindsay Goldberg that control ENV Holdings LLC.
The percentage beneficial ownership interests in our company held by each of the Sponsors or our senior employees, as a result of their interests in ENV Holdings LLC, depend on the value of our company, at any particular time. Assuming an initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a sale or liquidation of our company at an implied equity valuation based on such price, LGB ENV LLC, an affiliate of Lindsay Goldberg, Peterson Partners and members of management, would beneficially own 71.8%, 5.8% and 22.5%, respectively, of the beneficial ownership interests in ENV Holdings LLC prior to the offering and 54.2%, 4.4% and 7%, respectively, after the offering. Messrs. Goldberg and Lindsay, through intermediate entities, indirectly have shared control over Lindsay Goldberg. Messrs. Goldberg and Lindsay expressly disclaim beneficial ownership of the shares of our common stock held by ENV Holdings LLC through LGB ENV LLC, except with respect to the shares in which such individual holds a pecuniary interest. The address for Lindsay Goldberg and for Messrs. Goldberg and Lindsay is c/o Lindsay Goldberg & Bessemer L.P., 630 Fifth Avenue, 30th Floor, New York, NY 10111. Mr. Clements, through intermediate entities, indirectly has shared control over Peterson Partners. Mr. Clements expressly disclaims beneficial ownership of the shares of our common stock held by ENV Holdings LLC through such intermediate entities, except with respect to the shares in which such individual holds a pecuniary interest. The address for Peterson Partners and for Mr. Clements is c/o Peterson Partners, 2825 East Cottonwood Parkway, Suite 400, Salt Lake City, UT 84121. The address for Creamer Investments is c/o EnergySolutions, Inc., 423 West 300 South, Suite 200, Salt Lake City, Utah 84101.
(2)	Each of our directors is a member of the board of managers of ENV Holdings LLC, and, therefore, may be deemed to beneficially own all the shares of common stock held of record by ENV Holdings LLC. Each of our directors disclaims beneficial ownership of such common stock (except to the extent of any pecuniary interest therein) as the result of his membership on the board of managers of ENV Holdings LLC.
(3)	Each of Messrs. Creamer and Everest is a shareholder of Creamer Investments, Inc. Mr. Creamer beneficially owns 35% of the common stock of Creamer Investments, and Mr. Everest beneficially owns 20% of the common stock of Creamer Investments. In addition to their interests in our company through Creamer Investments, Inc., Messrs. Creamer and Everest also beneficially own, assuming an initial public offering price of $20.00 per share, 8.3% and 4.6%, respectively, of the beneficial ownership interests in ENV Holdings LLC, directly or indirectly, prior to the offering and 6.3% and 3.5%, respectively, after the offering.
(4)	Includes shares of common stock issuable upon the exercise of options.
(5)	By virtue of their affiliation with Lindsay Goldberg, an affiliate of ENV Holdings LLC, each of Messrs. Hirt, Roriston and Weinberg may be deemed to have or share beneficial ownership of all the shares of common stock held of record by ENV Holdings LLC. Each of Messrs. Hirt, Roriston and Weinberg expressly disclaims beneficial ownership of the shares of our common stock held of record by ENV Holdings LLC, except with respect to the shares in which such individual holds a pecuniary interest.
(6)	Includes restricted shares to be granted prior to the completion of this offering at an assumed initial public offering price of $20.00 per share.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our certificate of incorporation and bylaws as they will be in effect following the reorganization and upon the completion of this offering.

Authorized Capitalization

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. Immediately following the completion of this offering 87,000,000 shares of common stock, or 88,777,500 shares if the underwriters exercise their over-allotment option in full, will be outstanding (not including restricted shares granted to our independent directors in connection with this offering), and there will be no outstanding shares of preferred stock. In addition, immediately following the completion of this offering, options to purchase an aggregate of 6,000,000 shares of our common stock will be outstanding, all of which will be issued to our employees in connection with this offering.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law, with each share of common stock entitling its holder to one vote. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Registration Rights

ENV Holdings LLC, currently our sole stockholder and the selling stockholder in this offering, has certain registration rights with respect to our common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Preferred Stock

Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. As of the date of this prospectus, there are no outstanding shares of preferred stock.

Anti-Takeover Effects of the Delaware General Corporation Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our bylaws provide that special meetings of the stockholders may be called only upon the request of not less than a majority of the combined voting power of the voting stock, upon the request of a majority of the board, or upon the request of the chief executive officer. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders, unless such action is recommended by all directors then in office.

Business Combinations under Delaware Law

Our certificate of incorporation expressly states that we have elected not to be governed by Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

Transfer Agent and Registrar

The transfer agent and registrar of the common stock is Computershare Shareholder Services, Inc.

Listing

Our depositary shares and our common stock have been approved for listing on the New York Stock Exchange under the symbol “ES.”

DESCRIPTION OF DEPOSITARY SHARES

General

All of the shares of common stock sold in this offering will be sold in the form of depositary shares. Each depositary share represents an ownership interest in one share of common stock and will be evidenced by a depositary receipt. The shares of common stock represented by depositary shares will be deposited under a deposit agreement among EnergySolutions, Inc., Computershare Trust Company, N.A., as the depositary, Computershare Shareholder Services, Inc., as the depositary’s service company, and the holders from time to time of the depositary receipts evidencing the depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, through the depositary, to all the rights and preferences of the shares of common stock represented thereby (including dividend, voting, redemption and liquidation rights).

To enable the selling stockholder to obtain the preferred income tax treatment for the reorganization, this offering has been structured so that each purchaser will purchase a combination of shares sold by us (primary shares) and shares sold by the selling stockholder (secondary shares) in a specified ratio. Each depositary share sold in this offering represents a fraction of a primary share and a fraction of a secondary share in such specified ratio. The offering of depositary shares will enable us and the selling stockholder to establish that each purchaser will purchase such fixed ratio of primary to secondary shares.

All of the shares of common stock sold in this offering will be deposited with the depositary prior to the completion of this offering. The depositary then will issue the depositary shares to the underwriters. Copies of the forms of the deposit agreement and the depositary receipt have been filed as exhibits to the registration statement of which this prospectus is a part.

Cancellation of Depositary Shares

On                     , 2007 (35 days after the date of this prospectus), each holder of depositary shares will be credited with a number of shares of common stock equal to the number of depositary shares held by such holder on that date, and the depositary shares will be canceled.

For U.S. tax purposes holders of our depositary shares are treated as if they hold the underlying common shares represented by the depositary shares. The exchange of depositary shares for shares of our common stock should not be a taxable event for U.S. federal income tax purposes.

Fees and Expenses

Except as described under “—Withdrawal,” we will pay all fees, charges and expenses of the depositary and any agent of the depositary, including any fees, charges and expenses payable in connection with the cancellation of the depositary shares on                     , 2007.

Dividends and Other Distributions

We do not expect to pay any dividends or other distribution prior to the cancellation of the depositary shares on                     , 2007.

Listing

Our depositary shares and our common stock have been approved for listing on the New York Stock Exchange under the symbol “ES.” After the cancellation of the depositary shares on                     , 2007, our shares of common stock will be listed on the New York Stock Exchange under the symbol “ES.” Before the cancellation, all of the shares of common stock sold in this offering will be deposited with the depositary, and there will not be any separate public trading market for our shares of common stock, except as represented by the depositary shares.

Withdrawal

Holders of depositary shares have the right to cancel their depositary shares and withdraw the underlying common shares at any time subject only to:

•	temporary delays caused by closing of our or the depositary’s transfer books;

•	the payment of fees, charges, taxes and other governmental charges; or

•

where deemed necessary or advisable by the depositary or us in good faith due to any requirement of any U.S. or foreign laws, government, governmental body or commission, any securities exchange on which the depositary shares are listed or governmental regulations relating to the depositary shares or the withdrawal of the underlying shares of common stock.

U.S. securities laws provide that this right of withdrawal may not be limited by any other provision of the deposit agreement. However, until                     , 2007, our common stock will not be listed on any exchange. Therefore, until that date, it may be more difficult to dispose of our shares of common stock than it will be to dispose of our depositary shares.

If you elect to withdraw the shares of common stock underlying your depositary shares from the depositary, you will be required to pay the depositary a fee of up to $0.05 per depositary share surrendered, together with expenses incurred by the depositary and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, in connection with the withdrawal. We will not receive any portion of the fee payable to the depositary upon a withdrawal of shares from the depositary.

Form of Depositary Shares

The depositary shares shall be issued in book-entry form through Computershare Trust Company, N.A., as depositary. The shares of common stock sold in this offering will be issued in registered form to the depositary.

Limitations on Obligations and Liability

The deposit agreement expressly limits our and the depositary’s obligations and liability.

We and the depositary:

•	have agreed to perform our respective obligations specifically set forth in the deposit agreement without gross negligence or bad faith;

•

are not liable if either of us by law or circumstances beyond our control is prevented from, or delayed in, performing any obligation under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or stock exchange of any applicable jurisdiction, any present or future provision of our certificate of incorporation and bylaws, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities, any act of God, war or other circumstances beyond each of our control as set forth in the deposit agreement;

•

are not liable if either of us exercises or fails to exercise the discretion permitted under the deposit agreement, the provisions of or governing the deposited shares of common stock or our certificate of incorporation and bylaws;

•

are not liable for any action or inaction on the advice or information of legal counsel, accountants, any person presenting common shares for deposit, holders and beneficial owners (or authorized representatives) of depositary shares, or any person believed in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder to benefit from any distribution, offering, right or other benefit if made in accordance with the provisions of the deposit agreement;

•

have no obligation to become involved in a lawsuit or other proceeding related to any deposited shares of common stock or the depositary shares or the deposit agreement on behalf of holders of depositary shares or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party; and

•	shall not incur any liability for any indirect, special, punitive or consequential damages for any breach of the terms of the deposit agreement.

The depositary and its agents will not incur any liability under the deposit agreement for the failure to determine that any action may be lawful or reasonably practicable, allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to holders of depositary shares, any investment risk associated with the acquisition of an interest in our shares of common stock, the validity or worth of the deposited shares of common stock, any tax consequences that may result from ownership of depositary shares or shares of common stock, the creditworthiness of any third party and for any indirect, special, punitive or consequential damage. We also have agreed to indemnify the depositary under certain circumstances. The depositary may own and deal in any class of our securities, including the depositary shares.

Notwithstanding the foregoing, the deposit agreement does not limit our liability under federal securities laws.

DESCRIPTION OF MATERIAL INDEBTEDNESS

In connection with the Duratek and RSMC acquisitions, we entered into credit facilities with Citicorp North America, Inc., or CNAI, as administrative agent and collateral agent, which we refer to collectively in this prospectus as our “credit facilities.” The following is a description of the material terms of our credit facilities.

The credit facilities initially consisted of a $75.0 million revolving credit facility, which matures on June 7, 2011, $770.0 million first lien term loan facilities, which mature on June 7, 2013, a $25.0 million synthetic letter of credit facility, which matures on June 7, 2013, and a $200.0 million second lien term loan facility which matures on December 31, 2013. On February 9, 2007, the synthetic letter of credit facility was increased to $100.0 million. The revolving credit facility includes a sublimit of $30.0 million for letters of credit.

The obligations under the credit facilities are unconditional and irrevocably guaranteed by our direct parent, ENV Holdings LLC, us and each of our existing and subsequently acquired or organized domestic subsidiaries. ENV Holdings LLC’s guarantee and related obligations will terminate upon the consummation of this offering. In addition, the credit facilities and such guarantees are secured on a first- and second-priority basis by security interests (subject to permitted liens as defined in the credit agreements governing the credit facilities) in substantially all tangible and intangible assets owned by us, the obligors under the credit facilities, and each of our other domestic subsidiaries, subject to certain exceptions, including limiting pledges of voting stock of foreign subsidiaries to 65% of voting stock of first-tier foreign subsidiaries.

Borrowings under the credit facilities bear interest at a rate equal to (1) in the case of the first lien term loans, (i) the greater of the rate of interest announced by CNAI, from time to time, as its prime rate in effect at its principal office in the city of New York, and the federal funds rate plus 0.50% per annum (the “base rate”), plus 0.75% (or 0.50% when the leverage ratio (as defined in the credit agreements) as of the most recently completed fiscal quarter is less than 2.0 to 1.0) or (ii) for any portion of the term loans as to which we have elected to pay interest on a Eurodollar basis, LIBOR plus 2.25% (or 2.00% when the leverage ratio (as defined in the credit agreements) as of the most recently completed fiscal quarter is less than 2.0 to 1.0), (2) in the case of the revolving loans, (i) the base rate plus 0.75% or (ii) for any portion of the revolving loans as to which we have elected to pay interest on a Eurodollar basis, LIBOR plus 2.25% (3) in the case of synthetic letters of credit under the first lien credit facilities, 2.25% (or 2.00% when the leverage ratio (as defined in the related credit agreement) as of the most recently completed fiscal quarter is less than 2.0 to 1.0), and (4) in the case of the second lien term loans, (i) the base rate plus 3.50% or (ii) for any portion of the term loans as to which we have elected to pay interest on a Eurodollar basis, LIBOR plus 4.50%.

In addition to paying interest on outstanding principal under the credit facilities, we are also required to pay a commitment fee in respect of unused commitments at a rate equal to 0.50% per annum on the daily unused commitments available to be drawn under the revolving portion of the credit facilities. We are also required to pay letter of credit fees, with respect to each letter of credit issued, of 2.25% per annum on the average daily aggregate available amount of all letters of credit. We are also required to pay fronting fees, with respect to each letter of credit and synthetic letter of credit issued, of 0.25% per annum to the issuer of the letters of credit or synthetic letters of credit, as applicable, on the average daily stated amount of that letter of credit or synthetic letter of credit. We are also required to pay participation fees on synthetic deposits at a LIBOR rate plus 2.25% (or 2.00% when the leverage ratio (as defined in the related credit agreement) as of the most recently completed fiscal quarter is less than 2.0 to 1.0), subject to certain adjustments.

Commencing September 30, 2006 and at the end of each calendar quarter for the next 26 quarters, the first lien term loans under the credit facilities amortize in quarterly installments of 0.25% of the outstanding principal balance on September 30, 2006, provided that the final installment shall be equal to the amount outstanding in respect of the term loans. Any unpaid principal and interest of the second lien term loan facility is due and payable upon maturity.

We are generally required to prepay borrowings under the credit facilities with (1) 100% of the net proceeds we receive from non-ordinary course asset sales or as a result of a casualty or condemnation, subject to reinvestment provisions, (2) 100% of the net proceeds we receive from the issuance of debt obligations other than debt obligations permitted under the credit agreements and (3) the excess, if any, of 50% (or, if our leverage ratio is less than 3.0 and greater than 1.0, 25%) of excess cash flow (as defined in the credit agreements) reduced by the aggregate amount of term loans optionally prepaid during the applicable fiscal year. Under the credit facilities, we are not required to prepay borrowings with excess cash flow if our leverage ratio is less than or equal to 1.0. Any mandatory payments will be made first on the first lien term loan facilities and then on the second lien term loan facility. Under the second lien term loan facility, we will be required to pay a prepayment premium for any repayment between March 31, 2008 and June 30, 2010. It is currently our intention to repay the second lien credit facility with the proceeds of this offering.

The credit facilities require us to maintain certain financial ratios, including maximum leverage ratio (based upon the ratios of consolidated funded debt, first lien indebtedness and second lien indebtedness to consolidated operating cash flow) and a minimum cash interest coverage ratio (based upon the ratio of consolidated operating cash flow to consolidated cash interest expense), which are tested quarterly. Based on the formulas set forth in the credit agreements as of June 30, 2007, we are required to maintain a maximum leverage ratio, a first lien leverage ratio and a second lien leverage ratio of 5.25, 4.75 and 6.0, respectively and minimum cash interest coverage ratios of 2.0. Failure to comply with these financial ratio covenants would result in a default under our credit facilities and, absent a waiver or an amendment from the lenders, preclude us from making further borrowings under our credit facilities and permit the lenders to accelerate all outstanding borrowings under the credit facilities.

The credit facilities also contain a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness; liens; affiliate transactions; and dividends and other restricted payments. Under the credit facilities, we are permitted maximum annual capital expenditures of up to $30.0 million under the first lien credit facilities and $40.0 million under the second lien credit facility in the fiscal year ending December 31, 2007 and in any fiscal year thereafter, plus the lesser of (1) a one year carry-forward of the unused amount from the previous fiscal year and (2) 50% of the amount permitted for capital expenditures in the prior fiscal year. The credit facilities contain events of default for non-payment of principal and interest when due, a cross-default provision with respect to other indebtedness having an aggregate principal amount of at least $5.0 million and an event of default that would be triggered by a change of control, as defined in the credit facilities. As of June 30, 2007, we were in compliance with all of our covenants and other obligations under the credit facilities.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock.

Sale of Restricted Securities

After this offering, there will be outstanding 87,000,000 shares (assuming no exercise of the underwriters’ over-allotment option), or 88,777,500 shares (assuming full exercise of the underwriters’ over-allotment option) of our common stock. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Lock-Up Arrangements

In connection with this offering, we, each of our executive officers and directors and our direct parent and selling stockholder, ENV Holdings LLC, have entered into lock-up agreements described under “Underwriting” that restrict the sale of shares of our common stock for up to 180 days after the date of this prospectus, subject to an extension in certain circumstances. Following the expiration of the lock-up period, the selling stockholder will have the right, subject to certain conditions, to require us to register the sale of its remaining shares of our common stock under federal securities laws. By exercising its registration rights, and selling a large number of shares, the selling stockholder could cause the prevailing market price of our common stock to decline.

Following the lock-up periods, substantially all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person or persons whose shares are aggregated, including an affiliate, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; and

•	the average weekly trading volume in the shares on the NYSE during the four calendar weeks preceding the date on which the notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, and the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Each prospective purchaser of common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of our common stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder. In general, a “non-U.S. Holder” is any person or entity that is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-U.S. Holders who hold shares of common stock as capital assets within the meaning of the U.S. Internal Revenue Code. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished U.S. citizenship or residence.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

Dividends

We intend to pay quarterly cash dividends on our common stock. See “Dividend Policy.” If dividends are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings or profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied to and reduces, but not below zero, a non-U.S. Holder’s adjusted tax basis in our common stock. Any remainder will constitute gain from the sale or exchange of the common stock. If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, such dividends are attributable to a U.S. permanent establishment of yours, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates (as applicable) but will not be subject to withholding tax, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid on common stock held by you. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on a sale or other disposition of common stock unless:

•

the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (in which case you will be taxed in the same manner as a U.S. person, and if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•

you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met (in which case you will be subject to a 30% tax on the gain); or

•

we are or become a U.S. real property holding corporation, or USRPHC. We believe that we are not currently, and are not likely to become, a USRPHC. If we are or were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to U.S. federal income tax provided:

•	the common stock was “regularly traded on an established securities market” at any time during the calendar year of disposition;

•

you do not actually or constructively own more than 5% of the common stock during the shorter of (i) the five-year period ending on the date of such disposition or (ii) the period of time during which you held such shares; and

•	the gain is not otherwise taxable under the circumstances described above.

Federal Estate Tax

If you are an individual, common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreement.

Backup withholding is generally imposed (currently at a 28% rate) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify your non-U.S. status. Dividends subject to withholding of U.S. federal income tax as described above in “Dividends” would not be subject to backup withholding.

The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or otherwise establish an exemption from such withholding. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interests in the partnership, backup withholding will not apply but such payments nonetheless will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished in a timely manner to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2007, we and the selling stockholder have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as representatives, the following respective numbers of shares of our common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Banc of America Securities LLC
Citigroup Global Markets Inc.
D.A. Davidson & Co.
Friedman, Billings, Ramsey & Co., Inc.
Lazard Capital Markets LLC
Wedbush Morgan Securities Inc.

Total	30,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling stockholder have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,777,500 additional outstanding shares from us and up to 2,722,500 additional outstanding shares from the selling stockholder at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholder	$	$	$	$
Expenses payable by the selling stockholder	$	$	$	$

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated waive, in writing, such an extension.

Our executive officers and directors and the selling stockholder (who in the aggregate will own approximately 65.5% of the outstanding shares of our common stock after giving effect to this offering, assuming no exercise of the underwriters’ over-allotment option), have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated waive, in writing, such an extension.

We have been advised by Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated that they have no present intent or arrangement to release any common shares subject to a lock-up and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any common shares subject to a lock-up, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated would consider the particular circumstances surrounding the request, including but not limited to, the length of time before the lock-up expires, the number of common shares requested to be released, the reasons for the request, the possible impact on the market for our common shares and whether the holder of common shares requesting the release is an officer, director or other affiliate of our company.

The underwriters have reserved for sale at the initial public offering price up to 1,500,000 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our depositary shares and our common stock have been approved for listing on the New York Stock Exchange under the symbol “ES.”

Prior to the offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiation between us and the representatives and will not necessarily reflect the market price of the common shares following the offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of the prospects for our industry in which we will compete;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	our earnings prospects;

•	the general condition of the securities markets at the time of the offering; and

•	the recent market prices of, and the demand for, publicly traded common shares of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common shares will trade in the public market subsequent to this offering or that an active trading market for the common shares will develop and continue after this offering.

Certain of the underwriters and their respective affiliates have in the past and may in the future perform various financial advisory, investment banking and other services for us, our affiliates and our officers in the ordinary course of business, for which they received and will receive customary fees and expenses. In particular, certain affiliates of Citigroup Global Markets Inc. are lenders under our senior credit facilities.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the shares of common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of common stock are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of common stock.

Representations of Purchasers

By purchasing shares of common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares of common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of common stock, for rescission against us and the selling stockholder in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder will have no liability. In the case of an action for damages, we and the selling stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Weil, Gotshal & Manges LLP has passed upon the validity of the depositary shares and the common stock on behalf of us. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of EnergySolutions, LLC (successor) at December 31, 2005 and 2006 and for the eleven months ended December 31, 2005 and the year ended December 31, 2006 and the financial statements of Envirocare of Utah, Inc. (predecessor) for the year ended December 31, 2004 and one month ended January 31, 2005, appearing in this prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Duratek, Inc. at December 31, 2005 and for the year ended December 31, 2005, appearing in this prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedules of Duratek, Inc. and subsidiaries as of December 31, 2004, and for each of the years in the two-year period ended December 31, 2004, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. Their report refers to our adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as of January 1, 2003.

The combined financial statements of Reactor Sites Management Company Limited at March 31, 2006 and 2007 and for the years then ended, appearing in this prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to EnergySolutions, Inc. and the common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. A copy of the EnergySolutions, Inc. registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference room maintained by the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any portion of the registration statements and the filings may be obtained from such offices upon payment of prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330 or (202) 551-8090. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

EnergySolutions, Inc.

423 West 300 South, Suite 200

Salt Lake City, Utah 84101

Attn: General Counsel

(801) 649-2000

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF ENERGYSOLUTIONS, LLC AND DURATEK, INC.

Page
ENERGYSOLUTIONS, LLC
REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2006	F-3

CONSOLIDATED INCOME STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004 AND ONE MONTH ENDED JANUARY 31, 2005 (PREDECESSOR) AND ELEVEN MONTHS ENDED DECEMBER 31, 2005 AND YEAR ENDED DECEMBER 31, 2006 (SUCCESSOR)

F-4

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S/MEMBER’S EQUITY (DEFICIT) FOR THE YEAR ENDED DECEMBER 31, 2004 AND ONE MONTH ENDED JANUARY 31, 2005 (PREDECESSOR) AND ELEVEN MONTHS ENDED DECEMBER 31, 2005 AND YEAR ENDED DECEMBER 31, 2006 (SUCCESSOR)

F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2004 AND ONE MONTH ENDED JANUARY 31, 2005 (PREDECESSOR) AND ELEVEN MONTHS ENDED DECEMBER 31, 2005 AND YEAR ENDED DECEMBER 31, 2006 (SUCCESSOR)

F-6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-7
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND JUNE 30, 2007 (UNAUDITED)	F-32
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007	F-33
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007	F-34
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	F-35
DURATEK, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND MARCH 31, 2006 (UNAUDITED)	F-42
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED APRIL 1, 2005 AND MARCH 31, 2006	F-43
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED APRIL 1, 2005 AND MARCH 31, 2006	F-44
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	F-45
REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-55
REPORT OF KPMG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-56
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2005	F-57
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005	F-58
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005	F-59
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005	F-60
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-61
REACTOR SITES MANAGEMENT COMPANY LIMITED
INDEPENDENT AUDITOR’S REPORT	F-86
COMBINED BALANCE SHEETS AS OF MARCH 31, 2007 AND 2006	F-87
COMBINED INCOME STATEMENTS FOR THE YEARS ENDED MARCH 31, 2007 AND 2006	F-88
COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY EQUITY FOR THE YEARS ENDED MARCH 31, 2007 AND 2006	F-89
COMBINED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED MARCH 31, 2007 AND 2006	F-90
NOTES TO COMBINED FINANCIAL STATEMENTS	F-91

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Board of Managers

EnergySolutions, LLC

We have audited the accompanying consolidated balance sheets of EnergySolutions, LLC as of December 31, 2005 and 2006, the related consolidated income statements and consolidated statements of changes in stockholder’s/member’s equity (deficit), and cash flows for the year ended December 31, 2004 and the one month ended January 31, 2005 (predecessor) and the eleven months ended December 31, 2005 and the year ended December 31, 2006 (successor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EnergySolutions, LLC at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for the year ended December 31, 2004 and the one month ended January 31, 2005 (predecessor) and the eleven months ended December 31, 2005 and the year ended December 31, 2006 (successor) in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Salt Lake City, Utah

March 27, 2007

EnergySolutions, LLC

Consolidated Balance Sheets

December 31, 2005 and 2006

(in thousands of dollars)

	2005	2006
Assets
Current assets:
Cash and cash equivalents	$34,798	$4,641
Accounts receivable, net of allowance for doubtful accounts	46,903	82,965
Costs and estimated earnings in excess of billings on uncompleted contracts	9,485	57,290
Income taxes receivable	—	12,856
Inventories	—	9,813
Prepaid expenses and other current assets	5,360	20,604

Total current assets	96,546	188,169

Property, plant and equipment, net	62,108	127,845
Goodwill	138,364	462,389
Other intangible assets, net	240,483	296,226
Restricted cash and decontamination and decommissioning deposits	31,079	65,768
Other noncurrent assets	11,429	16,808

Total assets	$580,009	$1,157,205

Liabilities and Member’s Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$4,200	$11,565
Short-term borrowings	—	3,000
Accounts payable	12,139	23,357
Accrued expenses and other current liabilities	37,702	67,872
Unearned revenues	16,712	49,905

Total current liabilities	70,753	155,699

Long-term debt, less current portion	543,507	749,602
Facility and equipment decontamination and decommissioning liabilities	35,278	82,225
Deferred income taxes	—	18,002
Other noncurrent liabilities	—	2,697

Total liabilities	649,538	1,008,225

Commitments and contingencies

Member’s equity (deficit):
Member’s paid-in capital	—	196,419
Accumulated other comprehensive loss	—	(49)
Capital deficiency	(69,529)	(47,390)

Total member’s equity (deficit)	(69,529)	148,980

Total liabilities and member’s equity (deficit)	$580,009	$1,157,205

See accompanying notes to consolidated financial statements.

EnergySolutions, LLC

Consolidated Income Statements

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

(in thousands of dollars)

	(Predecessor) Envirocare of Utah, Inc.		(Successor) EnergySolutions, LLC
	2004	One Month Ended January 31, 2005	Eleven Months Ended December 31, 2005	2006
Revenues	$226,684	$21,914	$348,192	$427,103
Cost of revenues	85,773	7,382	134,350	235,867

Gross profit	140,911	14,532	213,842	191,236
Selling, general and administrative expenses	28,256	967	44,595	101,262
Impairment of intangible assets	1,205	—	3,000	—

Income from operations	111,450	13,565	166,247	89,974
Interest expense	—	—	49,736	68,566
Other income, net	130	13	1,474	3,113

Income before income taxes	111,580	13,578	117,985	24,521
Income tax benefit	—	—	—	(2,342)

Net income	$111,580	$13,578	$117,985	$26,863

Unaudited pro forma earnings per share—see note (2)(u):
Basic				$0.20

Diluted				$0.20

Unaudited pro forma income tax provision				$9,318

See accompanying notes to consolidated financial statements.

EnergySolutions, LLC

Consolidated Statements of Changes in Stockholder’s/Member’s Equity (Deficit)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006 (in thousands of dollars, except share amounts)

	Common Stock		Additional/ Member’s Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Capital Deficiency)	Total Stockholder’s/ Member’s Equity (Deficit)
	Shares	Amount
Predecessor
Balance at January 1, 2004	1,000	$—	$11,523	$—	$18,188	$29,711
Net income	—	—	—	—	111,580	111,580
Distributions to stockholder	—	—	—	—	(109,500)	(109,500)

Balance at December 31, 2004	1,000	—	11,523	—	20,268	31,791

Net income	—	—	—	—	13,578	13,578
Distributions to stockholder	—	—	—	—	(25,640)	(25,640)

Balance at January 31, 2005	1,000	—	11,523	—	8,206	19,729

Successor
Elimination of predecessor equity structure	(1,000)	—	(11,523)	—	(8,206)	(19,729)
Capital contribution in connection with acquisition of Envirocare	—	—	138,000	—	—	138,000

Balance at February 1, 2005	—	—	138,000	—	—	138,000

Net income	—	—	—	—	117,985	117,985
Equity-based compensation	—	—	1,500	—	—	1,500
Distributions to member	—	—	(139,500)	—	(187,514)	(327,014)

Balance at December 31, 2005	—	—	—	—	(69,529)	(69,529)

Net income	—	—	—	—	26,863	26,863
Capital contribution	—	—	175,000	—	—	175,000
Equity-based compensation	—	—	21,419	—	—	21,419
Distributions to member	—	—	—	—	(4,724)	(4,724)
Foreign currency translation	—	—	—	(49)	—	(49)

Balance at December 31, 2006	—	$—	$196,419	$(49)	$(47,390)	$148,980

See accompanying notes to consolidated financial statements.

EnergySolutions, LLC

Consolidated Statements of Cash Flows

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

(in thousands of dollars)

	(Predecessor) Envirocare of Utah, Inc.		(Successor) EnergySolutions, LLC
	2004	One Month Ended January 31, 2005	Eleven Months Ended December 31, 2005	2006
Cash flows from operating activities:
Net income	$111,580	$13,578	$117,985	$26,863
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,931	173	22,280	28,628
Equity-based compensation expense	—	—	1,500	21,419
Deferred income taxes	—	—	—	(124)
Write-off of debt financing fees and debt discount	—	—	12,733	8,889
Amortization of debt financing fees and debt discount	—	—	2,047	1,738
Loss on disposal of assets	—	—	593	108
Impairment of intangible assets	1,205	—	3,000	—
Unrealized gain on interest rate swap	—	—	(504)	363
Provision for (recoveries of) doubtful accounts	15	(300)	2,253	(3,795)
Changes in operating assets and liabilities:
Accounts receivable	(20,803)	9,727	(636)	12,512
Costs and estimated earnings in excess of billings on uncompleted contracts	3,087	920	(2,615)	7,264
Income taxes receivable	—	—	—	(10,192)
Inventories	—	—	—	5,166
Prepaid expenses and other current assets	(886)	(448)	(3,381)	509
Accounts payable	4,368	(3,222)	3,545	2,558
Accrued expenses and other current liabilities	3,783	667	20,990	(30,696)
Unearned revenues	8,053	(40)	(1,592)	7,922
Facility and equipment decontamination and decommissioning liabilities	(204)	26	(1,230)	2,183
Restricted cash and decontamination and decommissioning deposits	(251)	—	11,958	(9,182)
Other	—	—	—	(2,377)

Net cash provided by operating activities	117,878	21,081	188,926	69,756

Cash flows from investing activities:
Purchases of businesses, net of cash acquired	—	—	(3,400)	(447,912)
Purchases of property, plant and equipment	(4,985)	(393)	(33,198)	(23,910)
Other	—	—	(3,601)	58

Net cash used in investing activities	(4,985)	(393)	(40,199)	(471,764)

Cash flows from financing activities:
Borrowings of long-term debt	—	—	607,450	770,000
Repayments of long-term debt	—	—	(394,000)	(558,833)
Debt financing fees	—	—	(8,602)	(12,264)
Net borrowings under revolving credit facility	—	—	—	3,000
Repayments of capital lease obligations	—	—	—	(328)
Member’s capital contribution	—	—	—	175,000
Distributions to stockholder/member	(109,500)	(25,640)	(327,014)	(4,724)

Net cash provided by (used in) financing activities	(109,500)	(25,640)	(122,166)	371,851

Net increase (decrease) in cash and cash equivalents	3,393	(4,952)	26,561	(30,157)
Cash and cash equivalents, beginning of period	6,782	10,175	8,237	34,798

Cash and cash equivalents, end of period	$10,175	$5,223	$34,798	$4,641

See accompanying notes to consolidated financial statements.

EnergySolutions, LLC

Notes to Consolidated Financial Statements

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

(1) Description of Business

Envirocare of Utah, Inc. (predecessor) was formed in 1988 to operate a disposal facility for mixed waste, uranium mill tailings and Class A low-level radioactive waste in Clive, Utah. In January 2005, the predecessor converted to a limited liability company, Envirocare of Utah, LLC (Envirocare). Immediately thereafter, the sole member of Envirocare sold all of its member interest to ENV Holdings LLC (our parent). In 2006, we changed our name from Envirocare of Utah, LLC to EnergySolutions, LLC (“we,” “our,” “EnergySolutions” or the “Company”). Since 2005, we have expanded and diversified our operations through a series of strategic acquisitions, including the Decontamination and Decommissioning (D&D) division of Scientech, LLC (Scientech) in October 2005, BNG America, LLC (BNGA) in February 2006, Duratek, Inc. (Duratek) in June 2006, and Safeguard International Solutions, Ltd. (Safeguard) in December 2006. The operations of such acquisitions are included in our results of operations from the date of acquisition.

As a result of our acquisition of the predecessor, the recorded amounts of assets, liabilities and stockholder’s/member’s equity (deficit) reflected in the financial statements prior to and subsequent to this acquisition are not necessarily comparable. Periods prior to January 31, 2005 represent the accounts and activity of the predecessor company and from that date forward, the successor company (successor). The consolidated statements of changes in stockholder’s/member’s equity (deficit) reflect the initial capitalization of EnergySolutions, LLC on the date of the acquisition of our predecessor on January 31, 2005.

We provide our services through three segments: Federal Services (FS); Commercial Services (CS); and Logistics, Processing and Disposal (LP&D). Our Federal Services segment derives revenues from U.S. government customers for the management and operation or clean-up of facilities with radioactive materials. Our U.S. government customers are primarily individual offices, departments and administrations within the U.S. Department of Energy (DOE) and U.S. Department of Defense (DOD). Our Commercial Services segment provides a broad range of on-site services, including D&D, to commercial customers. Our commercial customers include power and utility companies, pharmaceutical companies, research laboratories, universities, industrial facilities and other commercial entities with nuclear materials, as well as state agencies in the United States and the Nuclear Decommissioning Authority (NDA) in the United Kingdom. Our LP&D segment provides a broad range of logistics, transportation, processing and disposal services to government and commercial customers. This segment also operates our facilities for the safe processing and disposal of radioactive materials, including a facility in Clive, Utah, four facilities in Tennessee and two facilities in Barnwell, South Carolina.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its our wholly-owned subsidiaries. Investments in joint ventures over which we exercise significant influence but in which we do not have control or majority ownership are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

We consider all cash on deposit, money market accounts, and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents. We maintain cash and cash equivalents in bank deposit and other investment accounts which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on cash or cash equivalents.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

(c) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The carrying amount of accounts receivable, net of the allowance for doubtful accounts, represents estimated net realizable value. The allowance for doubtful accounts is a valuation allowance that reflects management’s best estimate of the amounts that will not be collected. The allowance for doubtful accounts is estimated based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. We generally do not require collateral for accounts receivable; however, we regularly review all accounts receivable balances and assess the collectibility of those balances. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectibility of those balances and the allowance is adjusted accordingly. Account balances are written off against the allowance after all reasonable means of collection have been exhausted and recovery is considered remote. We have an allowance for doubtful accounts of $4.5 million as of December 31, 2005 and $689,000 as of December 31, 2006.

(d) Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts and Unearned Revenues

Costs and estimated earnings in excess of billings on uncompleted contracts represent amounts recognized as revenues that have not been billed. Unearned revenues represent amounts billed and collected for which revenues have not been recognized. Contracts typically provide for the billing of costs incurred and estimated earnings on a monthly basis or based on contract milestones. We recognize a rate reserve for an anticipated liability resulting from the difference between estimated billing rates and actual rates on certain contracts with the federal government. Such reserve is included in unearned revenues. This liability will be settled based upon the completion of audits of the actual rates by the applicable federal government audit agency. We did not have any rate reserve in 2005. Included in unearned revenues is a rate reserve of $6.2 million as of December 31, 2006.

Retainage represents amounts that are billed or billable to our customers, but are retained by the customer until completion of the project or as otherwise specified in the contract. We did not have a retainage balance as of December 31, 2005. As of December 31, 2006, we have retainage balances of $6.9 million, of which $4.1 million is expected to be collected within the next 12 months and is included in prepaid expense and other current assets in the consolidated balance sheets. As of December 31, 2006, $2.8 million of retainage that will not be collected within the next 12 months is included in other assets in our consolidated balance sheets.

(e) Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out method. Market is determined on the basis of estimated realizable values.

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Property, plant and equipment acquired through the acquisition of a business are recorded at their estimated fair value at the date of acquisition.

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings, building improvements and land improvements	5 to 45 years
Computer hardware and software	3 years
Furniture and fixtures	5 to 7 years
Machinery and equipment	5 to 10 years
Trucks and vehicles	5 to 15 years

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

We capitalize costs associated with the construction of disposal cells such as excavation, liner construction and drainage systems construction, as well as the asset retirement obligation capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. These costs are depreciated over the capacity of the individual cells based on a per unit basis as landfill airspace is consumed.

Equipment held under capital leases and leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation and amortization of property, plant and equipment is $7.9 million for 2004, $173,000 for the one month ended January 31, 2005, $11.3 million for the eleven months ended December 31, 2005 and $12.0 million for 2006. Maintenance and repairs that do not extend the lives of the assets are expensed as incurred.

(g) Impairment of Long-Lived Assets

Long-lived assets such as property, plant and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the excess of carrying amount over the fair value of the asset, primarily determined based on future discounted cash flows.

(h) Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and reviewed for impairment whenever events or circumstances indicate that the carrying value of such assets may not be recoverable (see note 6).

Goodwill is tested at the reporting unit level at least annually for impairment and is reviewed for impairment more frequently if events and circumstances indicate that the asset might be impaired. SFAS No. 142, Goodwill and Other Intangible Assets, requires a two-step impairment test. In the first step, we determine the fair value of the reporting unit using a discounted cash flow valuation model and compare the fair value to the reporting unit’s carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired and no further testing is required. If the fair value does not exceed the carrying value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. In the second step of the goodwill impairment test, the implied fair value of the reporting unit’s goodwill is compared to the carrying value. The implied fair value of the reporting unit’s goodwill is determined as if the reporting unit had been acquired in a business combination. If the carrying value of the reporting unit’s goodwill exceeds the implied value, an impairment loss is recognized in an amount equal to the excess.

(i) Facility and Equipment Decontamination and Decommissioning Liabilities

SFAS No. 143, Accounting for Asset Retirement Obligations, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The Statement requires that the fair value of a liability for an asset retirement obligation (ARO) be capitalized as part of the carrying amount of the long-lived asset when the obligation arises (typically when the asset is either placed in service or when the asset first becomes contaminated by radioactive materials).

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

We are responsible for the costs relating to the final capping, closure, and post-closure monitoring activities of our Clive, Utah landfill, our final capping and closure activities of our South Carolina landfill and the costs related to the decontamination and decommissioning of our facilities and equipment in Tennessee and at certain customer sites which qualify as asset retirement obligations under SFAS No. 143. The recorded asset retirement obligation represents an estimate of the present value of the future obligation to be incurred associated with these activities.

The cost basis for our landfill assets and related obligation include landfill liner material and installation, excavation for airspace, landfill leachate collection systems, environmental groundwater and air monitoring equipment, directly related engineering and design costs and other capital infrastructure costs. Also included in the cost basis of our landfill assets and related obligation are estimates of future costs associated with final landfill capping, closure and post-closure monitoring activities. These costs are described below:

•

Final capping—Involves the installation of final cap materials over areas of the landfill where total airspace has been consumed. We estimate available airspace capacity using aerial and ground surveys and other methods of calculation, based on permit-mandated height restrictions and other factors. Final capping asset retirement obligations are recorded, with a corresponding increase in the landfill asset, as landfill airspace capacity is permitted for waste disposal activities and the cell liner is constructed. Final capping costs are recorded as an asset and a liability based on estimates of the discounted cash flows and capacity associated with the final capping event.

•

Closure—Involves the remediation of our land surrounding the disposal cell and the disposal of Company-owned property and equipment. These are costs incurred after the site ceases to accept waste, but before the site is certified to be closed by the applicable regulatory agency. These costs are accrued as an asset retirement obligation, with a corresponding increase in the landfill asset, as airspace is consumed over the life of the landfill. Closure obligations are accrued over the life of the landfill based on estimates of the discounted cash flows associated with performing closure activities.

•

Post-closure—Involves the maintenance and monitoring of our landfill site that has been certified to be closed by the applicable regulatory agency. Subsequent to landfill closure, we are required to maintain and monitor our landfill site for a 100-year period. These maintenance and monitoring costs are accrued as an asset retirement obligation, with a corresponding increase in the landfill asset, as airspace is consumed over the life of the landfill. Post-closure obligations are accrued over the life of the landfill based on estimates of the discounted cash flows associated with performing post-closure activities.

The cost basis for our decontamination and decommissioning assets and related obligation include costs to decontaminate, disassemble and dispose of equipment and facilities. We develop our estimates of these obligations using input from our operations personnel, engineers and accountants. Our estimates are based on our interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value under the provisions of SFAS No. 143. We use historical experience, professional engineering judgment and quoted and actual prices paid for similar work to determine the fair value of these obligations. We recognize these obligations at market prices whether we plan to contract with third parties or perform the work ourselves.

Costs for the decontamination and decommissioning of our facilities and equipment will generally be paid upon the closure of these facilities or the disposal of this equipment. We are obligated under our license granted by the State of South Carolina and the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act (the Atlantic Waste Compact Act) for costs associated with the ultimate closure of the Barnwell Low-Level Radioactive Waste Disposal Facility in South Carolina and our buildings and equipment

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

located at the Barnwell site (Barnwell closure). Under the terms of the Atlantic Waste Compact Act and our license with the State of South Carolina, we are required to maintain a trust fund to cover the Barnwell closure obligation, which limits our obligation to the amount of the trust fund.

Pursuant to the requirements of SFAS No. 143, our cost estimates for final capping, closure and post-closure activities and other decontamination and decommissioning activities are intended to approximate fair value and are based on our interpretation of the current regulatory requirements and proposed or anticipated regulatory changes. Where applicable, these cost estimates are based on the amount a third party would charge to perform such activities even when we expect to perform these activities internally. Because final landfill capping, closure and post-closure obligations and decontamination and decommissioning obligations are measured using present value techniques, changes in the estimated timing of the related activities would have an effect on these liabilities, related assets and resulting operations.

Changes in inflation rates or the estimated costs, timing or extent of the required future capping, closure, post-closure and other decontamination and decommissioning activities typically result in both: (i) a current adjustment to the recorded liability and asset; and (ii) a change in the liability and asset amounts to be recorded prospectively over the remaining life of the asset in accordance with our depreciation policy.

(j) Self-Insurance and Recoveries

We have retained a portion of the financial risk related to our employee health insurance plan. The exposure for unpaid claims and associated expenses, including incurred but not reported losses, generally is estimated by considering pending claims and historical trends and data. The estimated liability associated with settling unpaid claims is $1.7 million as of December 31, 2006 and is included in accrued expenses and other current liabilities. Estimated insurance recoveries related to recorded liabilities are reflected as other current assets or other long-term assets when management believes that the receipt of such amounts is probable. As of December 31, 2005 and 2006, we did not have any expected insurance recoveries.

(k) Derivative Financial Instruments

As required by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, we record all derivatives at fair value on the balance sheets as either an asset or a liability. We have not met the hedge criteria for our existing derivatives; therefore, changes in the fair value of our derivatives are included in other income.

We use derivative financial instruments to help offset our exposure to movements in interest rates in relation to our variable rate debt. We have implemented policies that restrict the use of derivatives to non-trading purposes.

(l) Share-Based Payment

SFAS No. 123(R), Share-Based Payment, establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS No. 123(R) eliminates the ability to account for stock-based compensation using APB No. 25 and requires that such transactions be recognized as compensation cost in the income statements over the instruments’ vesting periods based on the instruments’ fair values on the measurement date, which is generally the date of the grant. We adopted the provisions SFAS No. 123(R) on January 1, 2006.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

(m) Revenues and Cost of Revenues

Revenue Recognition

We record revenues when all of the following conditions exist: (i) evidence of an agreement with our customer; (ii) work has actually been performed; (iii) the amount of revenues can be reasonably estimated and (iv) collection from our customer is reasonably assured. Provision for estimated contract losses is recognized in full in the period in which the losses are identifiable and include all estimated direct costs to complete the contract (excludes future selling, general and administrative costs expected to be allocated to the contract). Contract claims and change orders are included in total estimated contract revenues when it is probable that the change order will result in a bona fide addition to contract value and can be reliably estimated. Costs incurred for bidding and obtaining contracts are expensed as incurred.

Federal and Commercial Contracts for Services

We have contracts to provide engineering and technical support services to the Federal government and its agencies and to commercial companies. Our services are provided under cost-reimbursable award or incentive-fee, fixed-price and unit-rate contracts. The following describes our policies for these contract types:

Cost-reimbursable award or incentive-fee contracts—We are reimbursed for allowable costs in accordance with Cost Accounting Standards (CAS) or contractual provisions. If our costs exceed the contract ceiling or are not allowable under the provisions of the contract or CAS, we may not be able to obtain reimbursement for such costs. We earn award and incentive fees in addition to cost reimbursements if we meet certain contract provisions, including schedule, budget, and safety milestones. Monthly assessments are made to measure the amount of revenues earned in accordance with established contract provisions. We receive award and incentive fees on certain contracts, which are accrued when estimable and collection is reasonably assured.

Fixed-price and unit-rate contracts—We receive a fixed amount of revenues irrespective of the actual costs we incur. For fixed-price contracts, our revenues are recognized using the proportional performance method of accounting using appropriate output measures, where estimable, or on other measures such as proportion of costs incurred to total estimated contract costs. For unit-rate contracts, our revenues are recognized as units are completed based on contractual unit rates.

Accounting for revenues earned under our contracts may require assessments that include an estimate of the amount that has been earned on the contract and are usually based on the volumes that have been processed or disposed, milestones reached or the time that has elapsed under the contract. Each of our contracts is unique with regard to scope, schedule and delivery methodology. Accordingly, each contract is reviewed to determine the most reliable measure of completion for revenue recognition purposes. Input measures such as costs incurred to total contract costs are used only when there are no quantifiable output measures available and represent a reasonable basis for determining the relative status of the project given that, on many contracts, costs are the basis for determining the overall contract value and timing.

Certain of our fixed price contracts are for services that are non-linear in nature, require complex, non-repetitive tasks or involve a non-time-based scope of work. In these contracts, the earnings process is not fulfilled upon the achievement of milestones, but rather over the life of the contract. Evaluation of the obligations and customer requirements on these contracts does not produce objective, quantifiable output measures that reflect the earnings process for revenue recognition. Therefore, in these situations, we use a cost-to-cost approach to determine revenues.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

A cost-to-cost approach accurately reflects our obligations and performance on these contracts, as well as meeting the customers’ expectations of service being performed. Therefore, we believe that input measures used to measure progress toward completion on certain fixed price projects provide a reasonable surrogate as compared to using output measures.

For the year ended December 31, 2006, revenues calculated using a cost-to-cost approach were $36.3 million. For the eleven months ended December 31, 2005, the one month ended January 31, 2005 and the year ended December 31, 2004, revenues calculated using a cost-to-cost approach were $0.

Revisions to revenues, costs and profit estimates or measurements of the extent of progress toward completion are changes in accounting estimates accounted for in the period of change (cumulative catch-up method). Contracts typically provide for billings on a monthly basis or based on contract milestones. Costs and estimated earnings in excess of billings on uncompleted contracts represent amounts recognized as revenues that have not been billed. Unearned revenues represent amounts billed and collected for which revenues have not been recognized.

Change Orders and Requests for Equitable Adjustment (REAs)

We record contract claims and pending change orders, including REAs, when collection of revenues is reasonably assured, which generally is when accepted in writing by the customer. The costs to perform the work related to these claims and pending change orders, including REAs, are included in the financial statements in the period that they are incurred and are included in our estimates of contract profitability.

LP&D Contracts

We generate revenues in our LP&D segment primarily through unit-rate contracts for the shipping, processing and disposal of radioactive materials. A unit-rate contract is essentially a fixed-price contract with the only variable being units of work performed. These contracts generally provide that we will process and dispose of substantially all of the low-level radioactive waste generated by our customers for a fixed, pre-negotiated price per cubic foot, depending on the type of radioactive material being disposed.

(n) Advertising Costs

We expense advertising costs as incurred. Advertising costs are included in selling, general and administrative expenses. In 2004, we incurred $857,000, for the one month ended January 31, 2005 we incurred $42,000, for the eleven months ended December 31, 2005 we incurred $656,000 and in 2006 we incurred $4.3 million in advertising expenses.

(o) Income Taxes

As discussed in note 1, we are a Limited Liability Company (LLC) under the provisions of the Utah Business Corporation Act. Members of an LLC are not personally liable for any debt, liability or obligation of the Company. As a result of the acquisitions of BNGA and Duratek, our operations now consist of both an LLC, which is not taxed as a separate entity, and certain corporate subsidiaries, which are subject to taxation under the provisions of the Internal Revenue Code.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

Income taxes for our tax paying subsidiaries are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We establish a valuation allowance if we determine that it is more likely than not that a deferred tax asset will not be realized.

(p) New Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We do not expect the provisions of this interpretation to have a material impact on our financial condition or results of operations.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet completed our analysis of the impact that the implementation of SFAS No. 157 will have on our results of operations or financial condition, but we do not expect the provisions of this statement to have a material impact on our financial condition or results of operations.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides entities with the one-time option to measure financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet completed our analysis of the impact that the implementation of SFAS No. 159 will have on our results of operations or financial condition, but we do not expect the provisions of this statement to have a material impact on our financial condition or results of operations.

(q) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Significant estimates and judgments made by management include: (i) proportion of completion on long-term contracts, (ii) the costs to close and monitor our

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

landfill and D&D facilities and equipment, (iii) recovery of long-lived assets, including goodwill, (iv) costs for unpaid claims and associated expenses related to employee health insurance, (v) the determination of rate reserve provisions, (vi) provision for a valuation allowance on deferred tax assets and (vii) contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ significantly from those estimates.

(r) Commitments and Contingencies

Liabilities for loss contingencies, including environmental remediation costs not within the scope of SFAS No. 143 arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries for environmental remediation costs from third parties are recorded when agreed upon with a third party.

(s) Reclassifications

Certain amounts for prior periods have been reclassified to conform to the current year presentation.

(t) Earnings Per Share

Following a corporate reorganization that we intend to complete in connection with an initial public offering, we will conduct our business through EnergySolutions, Inc., a newly formed corporation and holding company. Upon completion of this reorganization, earnings per share information will be presented to retroactively reflect the impact of the reorganization on the number of common shares for all periods presented.

(u) Unaudited Pro Forma Information

The unaudited pro forma earnings per share and income tax provision reflect the effects related to our reorganization from a limited liability company to a “C” corporation and the issuance of 75,150,000 shares of common stock as if they occurred on January 1, 2006. This reorganization is expected to occur concurrently with the completion of the initial public offering of EnergySolutions, Inc. This pro forma tax provision has been reflected at an assumed effective tax rate of 38%.

(3) Acquisitions

As discussed in note 1, our parent acquired the member interest of Envirocare in January 2005 for approximately $409.5 million (referred to as the Envirocare Acquisition). Goodwill recognized for this acquisition was $135.3 million and was assigned to the LP&D segment.

In October 2005, we acquired the D&D Division of Scientech, which provides a broad spectrum of services designed to assist clients in the management of both hazardous and radioactive materials for $3.4 million in cash. Goodwill recognized in 2005 for this acquisition was $3.1 million and was assigned to the CS segment in 2006.

In February 2006, we acquired the member interest in a subsidiary of British Nuclear Fuels plc, BNGA, an on-site decommissioning and nuclear services business, for $17.6 million, which included $15.7 million in cash and $1.9 million in transaction costs. Upon closing of the transaction, BNGA became a subsidiary of EnergySolutions. The acquisition included BNGA’s wholly-owned subsidiaries Manufacturing Sciences Corporation, BNG Fuel Solutions and BNGA Savannah River Corporation. Goodwill recognized for this acquisition was $4.6 million and was assigned to the FS segment.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

In June 2006, we acquired Duratek, a leading provider for the safe, secure disposal of radioactive materials and nuclear facility operations for commercial and government customers, for an aggregate purchase price of $440.8 million, which included the purchase of all issued and outstanding common stock valued at $327.5 million. At the date of acquisition, there were 14,886,695 common stock shares issued and outstanding. These shares were purchased at $22 per share based on synergies anticipated by combining the companies and other comparable market values. Prior to our acquisition of Duratek, we entered into arms-length transactions with Duratek. Outstanding receivables and payables were eliminated upon the acquisition of Duratek. Goodwill recognized for this acquisition was $311.3 million and was allocated as follows: $127.6 million to the FS segment, $87.2 million to the CS segment and $96.5 million to the LP&D segment.

A significant portion of the purchase price was allocated to intangible assets, including goodwill, since Duratek is primarily a service business and does not have significant tangible assets. Management determined that a significant portion of the perceived value represents the expected significant synergies, the value of the market presence that will be established with the combined company and the ability for the combined company to offer a broader range of services on the value chain, all of which were included in management’s determination to execute the acquisition at the specified price.

In December 2006, we acquired Safeguard, a leading U.K. provider of turn-key services for the packaging and transfer of radioactive materials for $9.0 million, which included $8.5 million in cash and $0.5 million in transaction costs. Goodwill recognized for this acquisition was $8.1 million and was assigned to the CS segment.

We acquired these companies to achieve our objective to become a leading provider of specialized, technology-based nuclear services worldwide by capitalizing on significant near- and long-term growth opportunities in the nuclear services industry. We paid a premium (i.e., goodwill) over the fair value of the net tangible and identified intangible assets acquired for these acquisitions because each entity contributed toward the achievement of our objective. In particular, relative to the Duratek acquisition we paid a premium in excess of the fair value of the net tangible and identified intangible assets of approximately $216.9 million. We were willing to pay a significant premium as a result of our identification of certain entity-specific synergies we expected to realize and to achieve our objective to become a leader in the nuclear services industry. Our acquisition of Duratek gives us the size and capability to qualify as a government prime contractor, provide highly-specialized nuclear services to owners of large commercial nuclear power reactors and pursue international D&D contracts. All acquisitions were accounted for using the purchase method of accounting as required by SFAS No. 141, Business Combinations. The purchase method of accounting requires the allocation of the aggregate purchase price to the assets acquired and liabilities assumed based upon their respective fair values. The results of operations for the companies are included in our results of operations from the dates of their respective acquisitions forward.

The following table summarizes the purchase price for the acquisitions of Envirocare and Duratek (the acquisitions that are deemed to be material):

	Envirocare	Duratek
	(in thousands of dollars)
Cash	$403,200	$327,507
Transaction costs	6,252	20,009
Retirement of the Duratek outstanding term loan	—	65,513
Termination of the Duratek stock option plan	—	17,306
Involuntary termination costs	—	10,435

Total purchase price	$409,452	$440,770

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

Included in the purchase price for Duratek are involuntary termination costs. These costs have been included as a component of the total purchase price in accordance with Emerging Issues Task Force (EITF) 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. The following is a summary of costs included:

	Total	Amount Paid During 2006	Remaining Liability at December 31, 2006
	(in thousands of dollars)
Severance and other compensation	$7,858	$5,063	$2,795
Lease termination	2,577	2,577	—

Total	$10,435	$7,640	$2,795

As of December 31, 2006, $2.8 million of these costs have not been paid and are included in accrued expenses and other current liabilities. It is anticipated that these costs will be paid during 2007.

The following table summarizes the fair values of the assets acquired and liabilities assumed and related deferred income taxes as of the acquisition dates. The Duratek purchase price allocation is preliminary because we are still in the process of finalizing the value of certain intangible assets. This could affect the allocation of the purchase price to intangible assets with a corresponding increase or decrease to goodwill. We do not expect any of the adjustments to be material.

	Envirocare	Duratek
	(in thousands of dollars)
Assets acquired:
Cash and cash equivalents	$5,223	$13,210
Accounts receivable, net of allowance for doubtful accounts	47,829	40,072
Costs and estimated earnings in excess of billings on uncompleted contracts	6,870	47,121
Income taxes receivable	—	2,663
Inventories	—	1,173
Prepaid expenses and other current assets	1,975	9,949
Property, plant and equipment, net	28,069	50,922
Goodwill	135,324	311,318
Other intangible assets	254,400	58,902
Restricted cash and decontamination and decommissioning deposits	539	24,575
Other assets	—	3,071

Total assets acquired	480,229	562,976

Liabilities assumed:
Accounts payable	8,575	7,473
Accrued expenses and other current liabilities	15,678	43,683
Unearned revenues	18,194	15,371
Facility and equipment decontamination and decommissioning liabilities	28,330	39,326
Other noncurrent liabilities	—	16,353

Total liabilities assumed	70,777	122,206

Net assets acquired	$409,452	$440,770

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

The total goodwill related to all acquisitions of $462.4 million is allocated to the following segments: $132.2 million to Federal Services, $98.4 million to Commercial Services, and $231.8 million to LP&D. A portion of the goodwill, primarily related to Duratek, is currently not deductible for tax purposes.

Unearned revenues acquired from Envirocare and Duratek resulted from contracts with certain customers that required advance payments for the procurement of goods and services prior to performing work. The obligation of performing the contract work associated with the advance payments was assumed by EnergySolutions upon acquisition. Accordingly, we have recorded the cost of fulfilling these obligations, as well as a selling margin, as unearned revenue.

The value of identifiable intangible assets was determined by management. The following is a detail of the other intangible assets acquired:

	Total Value		Useful Life in Years
	Envirocare	Duratek
	(in thousands of dollars)
Permits	$222,000	$16,900	20 to 25
Customer relationships and non-compete agreements	29,400	35,602	1 to 11
Trade name and trademarks	3,000	—	Indefinite
Technology	—	6,400	9

Total acquisition-related intangible assets	$254,400	$58,902

Identifiable intangible assets acquired include permits, including various radioactive materials disposal and environmental site permits, for different locations in which we operate, customer relationships based on associations maintained with customers, as evidenced through our history of obtaining new contracts and awards from our historical customer base, non-compete agreements, trade name and trademarks, and technology, which includes technology related to liquid waste processing, vitrification and casks.

The following unaudited pro forma consolidated results of operations include the results of Envirocare and Duratek for the years ended December 31, 2005 and 2006 and the results of operations of BNGA and Safeguard in 2006 from the dates of acquisition. The results of BNGA and Safeguard prior to the date of acquisition are not material. These unaudited results assume that the acquisitions of Envirocare and Duratek were completed on January 1 of each of the fiscal years shown below.

	2005	2006
	(in thousands of dollars)
Revenues	$641,314	$543,305
Net income	149,586	38,839

The pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the period presented, nor does it intend to be a projection of future results. Included in the results for 2005 is $105.4 million of revenues from the transportation and disposal of waste from DOE’s Rocky Flats Environmental Technology site, which contract was substantially completed in 2005 with no significant revenues in 2006.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

(4) Inventories

Inventories as of December 31, 2005 and 2006 consist of the following:

	2005	2006
	(in thousands of dollars)
Parts and supplies	$—	$394
Work in process	—	2,496
Finished goods	—	6,923

	$—	$9,813

(5) Property, Plant and Equipment

Property, plant and equipment as of December 31, 2005 and 2006 consist of the following:

	2005	2006
	(in thousands of dollars)
Land and land improvements	$15,407	$24,302
Buildings and improvements	6,921	31,616
Computer hardware and software	41	2,675
Landfill	43,567	44,240
Furniture and fixtures	1,071	3,254
Machinery and equipment	14,930	47,700
Trucks and vehicles	893	5,705
Leasehold improvements	27	1,496
Capital leases	—	2,587
Construction in progress	10,605	7,318

	93,462	170,893
Less accumulated depreciation and amortization	31,354	43,048

	$62,108	$127,845

(6) Goodwill and Other Intangible Assets

During 2005, we recorded $138.4 million of goodwill related to the purchase of Envirocare and Scientech. This goodwill was tested for impairment as of March 31, 2006 and we concluded that no impairment had occurred. During 2006, as a result of the acquisitions of BNGA, Duratek and Safeguard, we recorded additional goodwill of $324.0 million. As of December 31, 2006, all goodwill was evaluated for indicators of impairment and we concluded that no such indicators existed.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

Other intangible assets subject to amortization consist principally of amounts assigned to permits, customer relationships, non-compete agreements and technology. We do not have any other intangible assets that are not subject to amortization. Other intangible assets as of December 31, 2005 and 2006 consist of the following:

	Useful Life in Years	As of December 31, 2005			As of December 31, 2006
		Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
	(in thousands of dollars)
Permits	20 to 25	$222,000	$(8,140)	$213,860	$240,100	$(17,558)	$222,542
Customer relationships and non-compete agreements	1 to 11	29,400	(2,777)	26,623	67,832	(8,396)	59,436
Technology	9 to 10	—	—	—	15,800	(1,552)	14,248

Total		$251,400	$(10,917)	$240,483	$323,732	$(27,506)	$296,226

In 2004, we recognized an impairment charge of $1.2 million relating to permits that were no longer being utilized. We recognized an impairment charge of $3.0 million relating to trade name and trademarks due to our name change for the eleven months ended December 31, 2005.

Aggregate amortization expense for amortizing intangible assets was $10.9 million for the eleven months ended December 31, 2005 and $16.6 million for the year ended December 31, 2006. There was no amortization expense for amortizing intangible assets in 2004 or during the one month ended January 31, 2005. Estimated annual amortization expense for each of the next five years is as follows:

	2007	2008	2009	2010	2011
	(in thousands of dollars)
Estimated annual amortization expense	$19,709	$18,921	$18,400	$18,235	$18,215

(7) Senior Credit Facilities

In connection with the acquisitions of Envirocare and Duratek, we entered into certain senior credit facilities. Borrowings as of December 31, 2005 and 2006 consist of the following:

	2005	2006
	(in thousands of dollars)
Revolving credit facility	$—	$3,000

Long-term debt:
Term loans	$—	$761,167
First lien term loan, face amount $380 million	380,000	—
Second lien term loan, face amount $170 million	167,707	—

	547,707	761,167
Less current portion of long-term debt	4,200	11,565

	$543,507	$749,602

On January 31, 2005 in conjunction with the Envirocare acquisition, we entered into a credit agreement (the Original Credit Agreement) with a syndicated group of lenders. Under the terms of that agreement, we entered into a term loan in the aggregate principal amount of $330.0 million. On April 13, 2005, we amended and

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

restated in its entirety the Original Credit Agreement and also entered into a second lien credit agreement. Under the terms of these agreements, we entered into a first lien term loan in the aggregate principal amount of $440.0 million and a second lien term loan in the aggregate principal amount of $170.0 million. The second lien term loan was issued at a discount of 1.5%. A portion of the proceeds from the first lien term loan was applied to the repayment of the loans under the Original Credit Agreement. In connection with the amended and restated credit agreement and in accordance with EITF No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, during the eleven months ended December 31, 2005 we wrote off the remaining capitalized debt financing fees related to the Original Credit Agreement, the unamortized portion of which totaled $12.7 million. Similarly, in conjunction with our refinancing on June 7, 2006 (see below), we wrote off the remaining capitalized debt financing fees related to the first and second lien term loans of $6.7 million and the remaining debt discount of $2.2 million.

On June 7, 2006, we entered into a five-year, $75.0 million revolving credit facility, seven-year, $770.0 million term loan facilities and a seven-year, $25.0 million synthetic letter of credit facility. The revolving credit facility includes a sublimit of $30.0 million for letters of credit. The credit agreements governing these facilities were amended on June 19, 2006 to make a number of technical and correcting changes and further amended on February 9, 2007 to increase the size of the synthetic letter of credit facility from $25.0 million to $100.0 million.

The obligations under the credit facilities are guaranteed by our parent company, ENV Holdings LLC, and each of our existing and subsequently acquired or organized domestic subsidiaries. In addition, the credit facilities and such guarantees are secured by substantially all of our assets.

According to the terms of the credit agreements, at the end of each calendar quarter, we are required to repay the term loans in an amount equal to the product of the outstanding principal balance on September 30, 2006 multiplied by 0.25%. The outstanding balance on September 30, 2006 was $763.1 million. In addition to the scheduled repayments outlined above, we may be required to make mandatory quarterly repayments, to be applied to the principal balance of the term loan, the amounts of which are dependent on our excess cash flow for the quarter and our leverage ratio as defined in the credit agreements. As of December 31, 2006, we were required to make a mandatory principal repayment of $9.0 million to be paid prior to April 30, 2007. The outstanding principal of the term loans must be repaid by June 7, 2013.

The credit agreements require us to maintain certain financial ratios and operating cash flow levels and contain restrictions on our ability to pay cash dividends and limits our ability to make acquisitions. The credit agreements contain a number of affirmative, restrictive and financial covenants. We were in compliance with all of the covenants as of December 31, 2006. The credit agreements also contain annual capital expenditure limitations. For fiscal year 2006, the credit agreements required us to limit capital expenditures to $40 million. Capital expenditures for the year ended December 31, 2006 were $23.9 million.

Borrowings under the credit facilities bear interest at a base rate (the greater of the Prime Rate or 0.5% higher than the Federal Funds Rate) plus an applicable margin or, at our option, the London Interbank Offered Rates (LIBOR), adjusted for the Eurodollar reserve percentage, plus an applicable margin. The applicable margin for base rate and LIBOR loans is 2.25%. As of December 31, 2006, the interest rates of borrowings under the revolving credit facility and the term loan facilities are 9.0% and 7.63%, respectively.

During the eleven months ended December 31, 2005, we made principal payments totaling $60.0 million on the term loans, of which $24.9 million were mandatory repayments and $35.1 million were optional prepayments. During the year ended December 31, 2006, we made principal payments totaling $28.8 million on

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

our term loans, of which $3.8 million were mandatory repayments and $25.0 million were optional prepayments, of which $5.0 million will be applied to our scheduled repayments during 2007.

The following table summarizes the aggregate maturities of our long-term debt as of December 31, 2006:

Year ending December 31,	(in thousands of dollars)
2007	$11,565
2008	7,631
2009	7,631
2010	7,631
2011	7,631
Thereafter	719,078

Total	$761,167

We did not pay any interest in 2004 or during the one month ended January 31, 2005. We paid interest of $26.6 million during the eleven months ended December 31, 2005 and $64.2 million in 2006.

(8) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2005 and 2006 consist of the following:

	2005	2006
	(in thousands of dollars)
Salaries and related expenses	$6,297	$21,999
Interest on long-term debt	8,357	2,191
Waste taxes and fees payable	6,429	4,927
Transportation and demurrage	5,565	5,408
Vendor payables not yet invoiced	8,399	6,402
Accrued project costs	—	7,636
Due to State of South Carolina	—	9,836
Other accrued expenses	2,655	9,473

	$37,702	$67,872

(9) Facility and Equipment Decontamination and Decommissioning

Our facility and equipment decontamination and decommissioning liabilities as of December 31, 2005 and 2006 consist of the following:

	2005	2006
	(in thousands of dollars)
Facilities and equipment ARO—Clive, UT	$35,278	$36,997
Facilities and equipment ARO—other	—	24,945

Total facilities and equipment ARO	35,278	61,942
Barnwell Closure	—	20,283

	$35,278	$82,225

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

Our ARO obligation is based on a cost estimate for a third-party to perform the D&D work. In accordance with SFAS No. 143, this estimate is inflated, using an inflation rate, to the expected time at which the D&D activity will occur, and then discounted back, using a discount rate, to the present value. The inflation rate and credit-adjusted risk-free discount rate used to calculate the ARO estimate is as follows:

	Inflation Rate	Credit- Adjusted Risk- Free Discount Rate
December 31, 2004	3.26%	6.25%
January 31, 2005	3.26%	6.50%
December 31, 2005	3.42%	7.25%
December 31, 2006	3.31%-3.42%	4.57%-8.82%

Subsequent to the initial measurement of the ARO, the ARO is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligations. The following is a reconciliation of our facility and equipment ARO for 2005 and 2006:

	2005	2006
	(in thousands of dollars)
Beginning balance	$28,134	$35,278
Balance acquired from acquisition	—	27,435
Accretion expense	893	2,182
Liabilities incurred during the year	6,654	3,082
Liabilities settled during the year	(2,097)	—
ARO estimate adjustments	1,694	(6,035)

Balance at December 31	$35,278	$61,942

The $6.0 million reduction in the ARO estimate for 2006 is due to a decrease in our estimated D&D costs primarily related to a reduction in the estimated D&D project duration at each of our facilities as a result of optimizing our labor resources.

We are required to deposit cash relating to our D&D obligation in the form of a restricted cash account, a deposit in escrow or in a trust fund. Restricted cash consists principally of: (i) funds held in trust for completion of various site clean-up projects and (ii) funds deposited in connection with landfill closure, post-closure and remediation obligations relating to our Clive, Utah facility. We have restricted cash of $31.1 million as of December 31, 2005 and $38.6 million as of December 31, 2006. We have purchased insurance policies to fund our obligation to clean and remediate our Tennessee facilities and equipment. One of these policies requires us to place a cash deposit in escrow. The cash deposit in escrow was $6.9 million as of December 31, 2006. We are required to maintain a trust fund to cover the closure obligation for the Barnwell, South Carolina facility. The trust fund balance as of December 31, 2006 was $20.3 million.

Although we are required to provide assurance to satisfy some of our D&D obligations in the form of insurance policies, restricted cash accounts, escrows or trust funds, these assurance mechanisms do not affect the amount of our D&D liabilities as calculated under SFAS No. 143 because they do not extinguish our D&D liabilities.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

(10) Employee Benefit Plan

We participated in various defined contribution 401(k) plans that covered substantially all full-time employees. The plans were subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). We provided for a match under the applicable plans. Participants vested in our contributions ratably over 4 years. We contributed $498,000 to the plan in 2004, $46,000 during the one month period ended January 31, 2005, $768,000 during the eleven months ended December 31, 2005 and $2.2 million in 2006. As of January 1, 2007, we combined all previous plans into a new plan. Under the new plan, employees become eligible to participate after one year of employment. We match 50% of the first 6% of a participant’s deferred contribution. In addition, we may at our discretion contribute an additional 1% of a participant’s deferred contribution. Employee contributions are fully vested immediately. Our contributions vest ratably over 4 years.

(11) Derivative Financial Instrument

In accordance with the Original Credit Agreement, we entered into an interest rate swap agreement with an effective date of July 1, 2005, to partially mitigate our exposure to fluctuations in interest rates relating to our outstanding variable rate debt. This interest rate swap agreement is not designated as an accounting hedge. The contract’s notional amount was $588.0 million at inception and declines each quarter over the life of the contract in proportion to our reduction in the outstanding balance of the related long-term debt under the Original Credit Agreement and, subsequently, the existing senior credit facilities. The contract’s notional amount was $577.0 million and $534.0 million as of December 31, 2005 and December 31, 2006, respectively. The contract terminates on October 1, 2008. The fair value of the contract, which is based upon the fair value estimated by a financial institution, was $504,000 and $141,000 as of December 31, 2005 and December 31, 2006, respectively, which is included in other assets in the accompanying balance sheets. Adjustments to the fair value of the contract are included in other income and resulted in a net gain of $504,000 for the eleven months ended December 31, 2005 and a net loss of $363,000 for the year ended December 31, 2006. We do not use interest rate derivatives for trading or speculative purposes.

(12) Fair Value of Financial Instruments

The carrying value of accounts receivable, inventories, prepaid assets, accounts payable, accrued expenses and unearned revenues approximate their fair value principally because of the short-term nature of these assets and liabilities. As of December 31, 2005 and December 31, 2006 we had outstanding term loans of $547.7 million and $761.2 million with fair values of $557.4 million and $765.0 million, respectively.

(13) Equity-Based Compensation

Certain members of our management were granted profit interest units in our parent in consideration for services rendered. These profit interest units are not convertible into our common stock. These units entitle the holders to distributions. The grant date fair value of these units was determined using both a market approach and the income or discounted cash flow (DCF) approach. As part of the market approach, we used both comparable public companies (market multiples approach) and comparable transactions in order to estimate enterprise value. The income or DCF approach used management’s assumptions for growth in our revenues and expenses to estimate enterprise value. The resulting enterprise values as calculated under each approach were then averaged using an equal weighting to arrive at the final enterprise value. This value was then allocated to each class of profit interest units based on each class’s priority of distributions. Several classes of profit interests have been issued and each class carries a different priority on distributions and as the priority decreases with each

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

succeeding class the corresponding per-unit value also decreases. However, some of these decreases in per unit value have been at least partially offset by an increase in enterprise value. Certain units vest immediately upon grant and others vest over periods up to three years. As of December 31, 2006, there were 288.4 million units authorized for ENV Holdings LLC in total and 287.1 million units issued, of which 65.6 million units were issued to our management. The grant date, number of units granted and the fair value of the units granted are as follows:

	Units Granted	Fair Value at Grant Date
Grant date		(in thousands of dollars)
February 2005	36,406,934	$9,657
April 2006	2,526,912	300
June 2006	21,055,577	15,582
November 2006	4,288,028	773

We recorded compensation expense of $1.5 million for the eleven months ended December 31, 2005 and $21.4 million for the year ended December 31, 2006, which represents the vested portion of the fair value of these units. We anticipate that the equity-based compensation expense related to the vesting of these units will be $2.7 million and $648,000 in 2007 and 2008, respectively.

(14) Income Taxes

Our operations consist of both an LLC, which is not taxed as a separate entity, and corporate subsidiaries, that are subject to taxation under the provisions of the Internal Revenue Code. Income taxes for the year ended December 31, 2006 consist of the following:

2006
(in thousand of dollars)
Current:
State	$385
Federal	(2,603)

(2,218)

Deferred:
State	(505)
Federal	381

(124)

$(2,342)

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

Income taxes are reconciled to the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as follows:

2006
(in thousands of dollars)
Federal income taxes at statutory rate	$11,236
Non-taxable entities	(13,724)
State income taxes, net of federal tax benefit	(120)
Change in valuation allowance	467
Other	(201)

$(2,342)

The significant components of our deferred tax assets and liabilities as of December 31, 2006 consist of the following:

2006
(in thousands of dollars)
Deferred tax assets—current:
Accrued compensation	$681
Accrued rate and contract reserves	1,062
Inventory capitalized costs	171
Accrued expenses	831
Net operating loss carryforwards	1,322

Deferred tax assets—current	4,067
Valuation allowance	(704)

Deferred tax assets—current, net of valuation allowance	3,363

Deferred tax liabilities—current:
Prepaid expenses	(576)

Net deferred tax assets—current	$2,787

Deferred tax assets—noncurrent:
Facility and equipment decontamination and decommissioning liabilities	$5,991
Operating rights	1,229
Net operating loss carryforwards	660
Other	570

Deferred tax assets—noncurrent	8,450
Valuation allowance	(376)

Deferred tax assets—noncurrent, net of valuation allowance	8,074

Deferred tax liabilities—noncurrent:
Plant, equipment and intangibles principally due to differences in depreciation and amortization	(23,591)
Acquisition costs	(2,485)

Deferred tax liabilities—noncurrent	(26,076)

Net deferred tax liabilities—noncurrent	$(18,002)

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

Net current deferred tax assets are classified as prepaid expenses and other current assets in our consolidated balance sheet as of December 31, 2006. We paid income taxes of $8.3 million in 2006.

As of December 31, 2006, the federal benefit from net operating loss carryforwards is $400,000 and the state benefit from net operating loss carry forwards is $1.6 million. The net operating losses expire at various dates through 2026.

In assessing our ability to realize deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. We considered income taxes paid during the previous two years, projected future taxable income, the types of temporary differences, and the timing of the reversal of such differences in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible, we have deemed a valuation allowance of $1.1 million as necessary as of December 31, 2006. The net change in the valuation allowance for the year ended December 31, 2006 was an increase of $500,000.

Envirocare of Utah, Inc. operated as a Subchapter S Corporation under the provisions of the Utah Business Corporation Act and elected to be taxed as such under the provisions of the Internal Revenue Code. Therefore, no provision for income taxes was made for the year ended December 31, 2004 and the one month ended January 31, 2005.

(15) Related Party Transactions

LLC Agreement

On January 31, 2005, our parent entered into a limited liability company operating agreement (the LLC Agreement), which governs our operations. Under the LLC Agreement, ENV Holdings LLC is our sole member and owns all of the outstanding membership interests. Our parent has created a board of managers of six persons to manage the Company and its business affairs, and our parent has sole authority to designate each of the members of the board of managers.

Distributions are made by us to our parent at such times and in such amounts as may be determined in our parent’s sole discretion. We distributed $327.0 million during the eleven months ended December 31, 2005 and $4.7 million in 2006 to our parent.

The LLC Agreement includes indemnification provisions by us in favor of our parent and its affiliates.

Advisory Services Agreement

On January 31, 2005, we entered into three separate advisory service agreements with Goldberg Lindsay & Co. LLC (Goldberg Lindsay), an affiliate of Lindsay Goldberg & Bessemer, Peterson Capital Inc. (Peterson Capital), an affiliate of Peterson Partners, and Creamer Investments, Inc. (Creamer Investments), an affiliate of our Chief Executive Officer, R Steve Creamer and our Chief Financial Officer, J.I. Everest, II. Each advisory services agreement includes indemnification provisions by us in favor of ENV Holdings and its affiliates. Pursuant to these respective advisory services agreements, Goldberg Lindsay, Peterson Capital and Creamer Investments each agreed to provide us with financial advisory, monitoring and oversight services. Under the

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

agreement with Goldberg Lindsay, we incurred fees of $1.8 million and $2.0 million for management advisory services for the eleven months ended December 31, 2005 and for the year ended December 31, 2006, respectively. Under the agreement with Peterson Capital, we incurred fees of $321,000 and $350,000 for management advisory services for the eleven months ended December 31, 2005 and for the year ended December 31, 2006, respectively. Under the agreement with Creamer Investments, we incurred fees of $92,000 and $100,000 for management advisory services for the eleven months ended December 31, 2005 and for the year ended December 31, 2006, respectively.

In addition, we paid fees to Goldberg Lindsay, Peterson Capital and Creamer Investments for advisory services related to our acquisitions of Envirocare and Duratek. We paid Goldberg Lindsay fees of $5.9 million for the eleven months ended December 31, 2005 and $5.0 million for the year ended December 31, 2006 for these services. We paid Peterson Capital fees of $460,000 for the eleven months ended December 31, 2005 and $382,000 for the year ended December 31, 2006 for these services. We paid Creamer Investments fees of $38,000 for the eleven months ended December 31, 2005 for these services. No fees were paid to Creamer Investments in 2006 for advisory services related to our acquisitions.

(16) Segment Reporting and Business Concentrations

Prior to 2006, we operated as one segment. We have three primary segments subsequent to our acquisitions of BNGA, Duratek and Safeguard: Federal Services (FS), Commercial Services (CS), and Logistics, Processing and Disposal (LP&D). Our operations outside of North America contributed less than 1% to our revenues and are included in our Commercial Services segment for the year ended December 31, 2006. We evaluate the segments’ operating results to measure performance. The following is a brief description of each of our segments:

FS Segment

Our FS segment derives revenues from U.S. government customers for the management and operation or clean-up of facilities with radioactive materials. Our U.S. government customers are primarily individual offices, departments and administrations within the DOE and DOD.

CS Segment

Our CS segment provides a broad range of on-site services, including D&D, to commercial customers. Our commercial customers include power and utility companies, pharmaceutical companies, research laboratories, universities, industrial facilities and other commercial entities with nuclear materials, as well as state agencies in the United States and the NDA in the United Kingdom.

LP&D Segment

Our LP&D segment provides a broad range of logistics, transportation, processing and disposal services to government and commercial customers. This segment also operates our facilities for the safe processing and disposal of radioactive materials, including a facility in Clive, Utah, four facilities in Tennessee and two facilities in Barnwell, South Carolina.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

The following table presents segment information as of and for the year ended December 31, 2006.

	As of and for the Year Ended December 31, 2006
	FS	CS	LP&D	Corporate Unallocated Items	Consolidated
	(in thousands of dollars)
Revenues from external customers(1)	$79,941	$54,137	$293,025	$—	$427,103
Income from operations	20,634	7,092	144,251	(82,003)	89,974
Interest expense	—	—	—	68,566	68,566
Other income, net	—	—	—	3,113	3,113
Income tax benefit	—	—	—	2,342	2,342
Net income	20,634	7,092	144,251	(145,114)	26,863

Depreciation and amortization expense	347	362	23,100	4,819	28,628
Equity-based compensation expense	—	—	—	21,419	21,419

Goodwill	132,201	98,358	231,830	—	462,389
Other long-lived assets(2)	36,468	23,787	361,584	2,232	424,071
Purchases of property, plant and equipment	735	539	22,300	336	23,910
Total assets(3)	219,951	153,164	737,491	46,599	1,157,205

(1)	Intercompany revenues have been eliminated and are not material for the year ended December 31, 2006. Revenues by segment represent revenues earned based on third-party billing to customers.
(2)	Other long-lived assets include property, plant and equipment and other intangible assets.
(3)	Corporate unallocated assets relate primarily to income tax receivables and deferred tax assets, deferred financing costs, prepaid expenses and property, plant and equipment that benefit the entire company and cash.

(17) Customer Concentrations

Our revenues are derived primarily from contracts with utility companies and from subcontracts with a number of DOE prime contractors. Revenues from DOE contractors and subcontractors represented approximately 45.1% of consolidated revenues in 2004, 63.1% in 2005 and 47.9% in 2006.

Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts relating to DOE contractors and subcontractors at December 31, 2005 were $24.6 million and $9.5 million, respectively. Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts relating to DOE contractors and subcontractors at December 31, 2006 were $30.7 million and $41.1 million, respectively.

(18) Commitments and Contingencies

(a) Leases and Other Contractual Obligations

We have several noncancellable leases that cover real property and machinery and equipment. Such leases expire at various dates with, in some cases, options to extend their terms. Several of the leases contain provisions for rent escalation based primarily on increases in real estate taxes and operating costs incurred by the lessor. Rent expense on noncancellable leases was $543,000 for the year ended December 31, 2004, $47,000 for the one

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

month ended January 31, 2005, $2.8 million for the eleven months ended December 31, 2005, and $11.6 million for the year ended December 31, 2006.

We are obligated under capital leases covering computer equipment and certain machinery and equipment that expire at various dates during the next three years. We did not have any capital leases during 2005. As of December 31, 2006, the gross amount of property, plant and equipment and related accumulated amortization recorded under capital leases were as follows:

2006
(in thousands of dollars)
Computer equipment	$1,996
Machinery and equipment	259
Trucks and vehicles	332

2,587
Less accumulated amortization	360

$2,227

Amortization of assets held under capital leases is included with depreciation and amortization expense.

The following is a schedule of future minimum annual lease payments for all operating and capital leases and annual payments for other contractual obligations with initial or remaining lease terms greater than one year as of December 31, 2006:

	Operating	Capital	Other Contractual Obligations
Year ending December 31,	(in thousands of dollars)
2007	$7,934	$1,069	$2,500
2008	6,985	733	2,500
2009	6,258	503	2,500
2010	4,119	—	2,500
2011	3,318	—	2,500
Thereafter	9,640	—	10,000

Future minimum lease payments	$38,254	2,305	$22,500

Less portion representing interest		182
Less current portion of capital lease obligations		958

Long-term portion of capital lease obligations		$1,165

The short-term portion of the capital lease obligations is included in accrued expenses and other current liabilities. The long-term portion of the capital lease obligations is included in other noncurrent liabilities in our consolidated balance sheets.

During 2006, we entered into $1.3 million of capital leases. We did not enter into any capital leases in 2005.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2004, One Month Ended January 31, 2005,

Eleven Months Ended December 31, 2005 and Year Ended December 31, 2006

(b) Letters of Credit/Insurance Surety

We are required to post, from time to time, standby letters of credit and surety bonds to support contractual obligations to customers, self-insurance programs, closure and post-closure financial assurance and other obligations. As of December 31, 2006, we had $28.5 million in letters of credit which were issued under our senior credit facilities. As of December 31, 2006, we had $21.0 million in surety bonds outstanding. With respect to the surety bonds, we have entered into certain indemnification agreements with the providers of the surety bonds, which would require funding by us only if we failed to perform under the contracts being insured and the surety bond issuer was obligated to make payment to the insured parties.

Our processing and disposal facilities operate under licenses and permits that require financial assurance for closure and post-closure costs. We provide for these requirements through a combination of restricted cash, cash deposits, letters of credit and insurance policies. As of December 31, 2006, the closure and post-closure state regulatory requirements for our facilities were $123.3 million, which amount is not determined on the same basis as the asset retirement obligation calculated under SFAS No. 143.

(c) Legal Proceedings

We are subject to various claims and legal proceedings covering matters that arise in the ordinary course of its business activities. Management believes any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on our consolidated financial position, operating results and cash flows.

(19) Subsequent Events (unaudited)

In January 2007, we acquired all of the issued and outstanding shares of common stock of Parallax, Inc. (Parallax) for approximately $15.3 million in cash. Parallax is a nuclear services firm, based in Maryland, with approximately 150 employees and offices in New Mexico, Ohio, Tennessee, Nevada and South Carolina. The acquisition includes Parallax’s 49% equity interest in LATA/Parallax Portsmouth, LLC, a New Mexico limited liability company.

EnergySolutions, LLC

Consolidated Balance Sheets

December 31, 2006 and June 30, 2007

(in thousands of dollars)

	December 31, 2006	June 30, 2007
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,641	$26,382
Restricted cash	—	4,008
Accounts receivable, net of allowance for doubtful accounts	82,965	346,474
Costs and estimated earnings in excess of billings on uncompleted contracts	57,290	32,459
Income taxes receivable	12,856	14,155
Inventories	9,813	8,716
Prepaid expenses and other current assets	20,604	37,739

Total current assets	188,169	469,933

Property, plant and equipment, net	127,845	124,461
Goodwill	462,389	521,942
Other intangible assets, net	296,226	398,133
Restricted cash and decontamination and decommissioning deposits	65,768	28,856
Other noncurrent assets	16,808	89,142

Total assets	$1,157,205	$1,632,467

Liabilities and Member's Equity
Current liabilities:
Current portion of long-term debt	$11,565	$—
Short-term borrowings	3,000	—
Accounts payable	23,357	128,882
Accrued expenses and other current liabilities	67,872	204,156
Unearned revenues	49,905	36,807

Total current liabilities	155,699	369,845
Long-term debt, less current portion	749,602	925,167
Pension liability	—	62,922
Facility and equipment decontamination and decommissioning liabilities	82,225	84,943
Deferred income taxes	18,002	48,784
Other noncurrent liabilities	2,697	3,310

Total liabilities	1,008,225	1,494,971

Commitments and contingencies

Member’s equity:
Member’s paid-in capital	196,419	197,906
Accumulated other comprehensive income (loss)	(49)	228
Capital deficiency	(47,390)	(60,638)

Total member’s equity	148,980	137,496

Total liabilities and member’s equity	$1,157,205	$1,632,467

See accompanying notes to consolidated financial statements.

EnergySolutions, LLC

Consolidated Statements of Operations (Unaudited)

Six Months Ended June 30, 2006 and 2007

(in thousands of dollars)

	Six Months Ended
	June 30, 2006	June 30, 2007
Revenues	$172,379	$275,858
Cost of revenues	84,060	199,369

Gross profit	88,319	76,489
Selling, general and administrative expenses	42,782	51,340

Income from operations	45,537	25,149
Interest expense	36,860	30,711
Other income, net	4,434	558

Income (loss) before income taxes	13,111	(5,004)
Income tax (expense) benefit	(2,295)	652

Net income (loss)	$10,816	$(4,352)

Unaudited pro forma earnings per share—see note (2)(g)
Basic		$(0.04)

Diluted		$(0.04)

Unaudited pro forma income tax benefit		$1,902

See accompanying notes to consolidated financial statements.

EnergySolutions, LLC

Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2006 and 2007

(in thousands of dollars)

	Six Months Ended
	June 30, 2006	June 30, 2007
Cash flows from operating activities
Net income (loss)	$10,816	$(4,352)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	13,285	18,927
Equity-based compensation expense	20,306	1,487
Deferred income taxes	676	—
Write-off of debt financing fees and debt discount	8,889	—
Amortization of debt financing fees and debt discount	762	975
Loss (gain) on disposal of assets	215	—
Unrealized (gain) loss on derivative contracts	(2,777)	1,164
Recoveries of doubtful accounts	(3,934)	(313)
Changes in operating assets and liabilities:
Accounts receivable	(7,604)	32,888
Costs and estimated earnings in excess of billings on uncompleted contracts	7,379	25,157
Income taxes receivable	2,663	(1,299)
Inventories	6,505	1,097
Prepaid expenses and other current assets	(8,494)	(598)
Accounts payable	(10,245)	1,969
Accrued expenses and other current liabilities	(13,503)	(31,821)
Unearned revenues	7,654	(13,123)
Facility and equipment decontamination and decommissioning liabilities	895	1,194
Restricted cash and decontamination and decommissioning deposits	(3,960)	38,104
Other long term assets	1,020	(4)
Other long term liabilities	1,226	112

Net cash provided by operating activities	31,774	71,564

Cash flows from investing activities
Purchases of businesses, net of cash acquired	(429,072)	(191,486)
Purchases of property, plant and equipment	(13,138)	(3,532)
Proceeds from disposition of property, plant and equipment	2	—

Net cash used in investing activities	(442,208)	(195,018)

Cash flows from financing activities
Repayments of long-term debt	(550,000)	(36,000)
Borrowings of long-term debt	770,000	200,000
Net borrowings (repayments) under revolving credit facility	9,398	(3,000)
Distributions to stockholder / member	(3,455)	(8,897)
Member’s capital contribution	175,000	—
Repayments of capital lease obligations	(32)	(582)
Debt financing fees	(11,695)	(6,566)

Net cash provided by financing activities	389,216	144,955
Effect of exchange rate on cash	—	240

Net (decrease) increase in cash and cash equivalents	(21,218)	21,741
Cash and cash equivalents, beginning of period	34,798	4,641

Cash and cash equivalents, end of period	$13,580	$26,382

See accompanying notes to consolidated financial statements.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2006 and 2007

(1) Description of Business

Envirocare of Utah, Inc. (predecessor) was formed in 1988 to operate a disposal facility for mixed waste, uranium mill tailings and Class A low-level radioactive waste in Clive, Utah. In January 2005, the predecessor converted to a limited liability company, Envirocare of Utah, LLC (Envirocare). Immediately thereafter, the sole member of Envirocare sold all of its member interest to ENV Holdings LLC (our parent). In 2006, we changed our name from Envirocare of Utah, LLC to EnergySolutions, LLC (“we,” “our,” “EnergySolutions” or the “Company”). Since 2005, we have expanded and diversified our operations through a series of strategic acquisitions, including the Decontamination and Decommissioning (D&D) division of Scientech, LLC (Scientech) in October 2005, BNG America, LLC (BNGA) in February 2006, Duratek, Inc. (Duratek) in June 2006, Safeguard International Solutions, Ltd. (Safeguard) in December 2006, Parallax, Inc. (Parallax) in January 2007, and Reactor Sites Management Company Limited (RSMC) in June 2007. The operations of such acquisitions are included in our results of operations from the date of acquisition.

We provide our services through four segments: Federal Services (FS); Commercial Services (CS); Logistics, Processing and Disposal (LP&D), and International. Our Federal Services segment derives revenues from U.S. government customers for the management and operation or clean-up of facilities with radioactive materials. Our U.S. government customers are primarily individual offices, departments and administrations within the U.S. Department of Energy (DOE) and U.S. Department of Defense (DOD). Our Commercial Services segment provides a broad range of on-site services, including D&D, to commercial customers. Our commercial customers include power and utility companies, pharmaceutical companies, research laboratories, universities, industrial facilities and other commercial entities with nuclear materials, as well as state agencies in the United States. Our LP&D segment provides a broad range of logistics, transportation, processing and disposal services to government and commercial customers. This segment also operates our facilities for the safe processing and disposal of radioactive materials, including a facility in Clive, Utah, four facilities in Tennessee and two facilities in Barnwell, South Carolina. Our recent acquisition of RSMC, as described more fully in Note 3, has significantly expanded our international capabilities. Beginning with the second quarter of 2007, we began reporting results from our operations outside North America in a new International segment. Our International segment derives revenues primarily through contracts with the Nuclear Decommissioning Authority (NDA) in the UK.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements should be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2006, included elsewhere in this filing. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

Six Months Ended June 30, 2006 and 2007

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and our wholly-owned subsidiaries. Investments in joint ventures over which we exercise significant influence but in which we do not have control or majority ownership are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Share-Based Payment

SFAS No. 123(R), Share-Based Payment, establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS No. 123(R) eliminates the ability to account for stock-based compensation using APB No. 25 and requires that such transactions be recognized as compensation cost in the income statements over the instruments’ vesting periods based on the instruments’ fair values on the measurement date, which is generally the date of the grant.

(d) Income Taxes

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that companies recognize in their financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 were effective for us on January 1, 2007, with any cumulative effect of change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of FIN 48 did not have a material effect on our financial condition or results of operations.

(e) New Accounting Pronouncements

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet completed our analysis of the impact that the implementation of SFAS No. 157 will have on our results of operations or financial condition, however we do not expect the provisions of this statement to have a material impact on our financial condition or results of operations.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides entities with the one-time option to measure financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet completed our analysis of the impact that the implementation of SFAS No. 159 will have on our results of operations or financial condition, but we do not expect the provisions of this statement to have a material impact on our financial condition or results of operations.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

Six Months Ended June 30, 2006 and 2007

(f) Derivative Financial Instruments

As required by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, we record all derivatives at fair value on the balance sheets as either an asset or a liability. We have not met the hedge criteria for our existing derivatives; therefore, changes in the fair value of our derivatives are included in other income.

We have entered into derivative contracts to help offset our exposure to movements in interest rates in relation to our variable rate debt and to hedge the Pounds Sterling denominated net investments of our United Kingdom subsidiaries that use the British Pound as their functional currency.

As of June 30, 2007, the interest rate derivative had a notional amount of $513.0 million and a fair value of $179,000. As of June 30, 2007, the foreign currency derivative had a notional amount of $179.1 million and a fair value of ($1.2) million.

(g) Unaudited Pro Forma Information

The unaudited pro forma earnings per share and income tax provision reflect the effects related to our reorganization from a limited liability company to a “C” corporation and the issuance of 75,150,000 shares of common stock as if they occurred on January 1, 2006. This reorganization is expected to occur concurrently with the completion of the initial public offering of EnergySolutions, Inc. This pro forma tax provision has been reflected at an assumed effective tax rate of 38%.

(3) Acquisitions

On January 17, 2007, we acquired all of the issued and outstanding shares of common stock of Parallax, Inc. (Parallax) for approximately $15.3 million in cash. Parallax is a nuclear services firm, based in Maryland, with approximately 150 employees and offices in New Mexico, Ohio, Tennessee, Nevada and South Carolina. The acquisition includes Parallax’s 49% equity interest in LATA/Parallax Portsmouth, LLC, a New Mexico limited liability company. Goodwill recognized for this acquisition was $10.9 million and was assigned to the FS segment. The results of operations for Parallax are included in our results of operations from January 17, 2007.

On June 26, 2007, we acquired all of the issued and outstanding shares of common stock of RSMC for approximately $184.8 million in cash, including transaction costs of $1.9 million. RSMC, through its subsidiary Magnox Electric Ltd., holds the contracts and licenses to operate and decommission 10 nuclear sites with 22 reactors in the UK on behalf of the NDA, the government body responsible for the clean up and decommissioning of the UK nuclear sites. The acquisition was accounted for using the purchase method of accounting as required by SFAS No. 141, Business Combinations. The purchase method of accounting requires the allocation of the aggregate purchase price to the assets acquired and liabilities assumed based upon their respective fair values. We have made a preliminary allocation of the purchase price based on preliminary estimates of the fair value of the acquired assets, resulting in the recognition of customer relationship intangible assets of approximately $109.9 million and goodwill of approximately $48.9 million. Intangible assets will be amortized over their estimated weighted average useful lives of 12 years. We are still in the process of finalizing our determination of the fair value of certain intangible assets that could affect the allocation of the purchase price. The resulting adjustment, if any, would affect the amounts recorded for intangible assets and goodwill. These intangible assets and goodwill were assigned to the International segment. The results of operations for RSMC are included in our results of operations from June 26, 2007. Assuming the acquisitions of Duratek and RSMC had occurred on January 1, 2006, our pro forma revenues and net income for the year ended December 31, 2006 would have been $1.8 billion and $72.1 million, respectively. Our pro forma revenues and net income for the six months ended June 30, 2007 would have been $987.9 million and $21.4 million, respectively.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

Six Months Ended June 30, 2006 and 2007

We acquired these companies to achieve our objective to become a leading provider of specialized, technology-based nuclear services worldwide by capitalizing on significant near- and long-term growth opportunities in the nuclear services industry. We paid a premium (i.e., goodwill) over the fair value of the net tangible and identified intangible assets acquired for these acquisitions because each entity contributed toward the achievement of our objective.

The following table summarizes the purchase price for the acquisition of RSMC:

RSMC
(in thousands of dollars)
Cash	$182,928
Transaction costs	1,891

Total purchase price	$184,819

The following table summarizes the fair values of the assets acquired and liabilities assumed and related deferred income taxes of RSMC as of the acquisition date, June 26, 2007:

RSMC
(in thousands of dollars)
Assets acquired:
Cash and cash equivalents	$8,567
Restricted cash	3,998
Accounts receivable, net of allowance for doubtful accounts	292,940
Other current assets	16,284
Goodwill	48,937
Other intangible assets	109,934
Other noncurrent assets	65,760

Total assets acquired	546,420

Liabilities assumed:
Accounts payable	103,288
Accrued expenses and other current liabilities	163,870
Pension liability	62,762
Deferred income taxes	31,681

Total liabilities assumed	361,601

Net assets acquired	$184,819

(4) Inventories

Inventories consist of the following as of December 31, 2006 and June 30, 2007:

	December 31,	June 30,
	2006	2007
	(in thousands of dollars)
Parts and supplies	$394	$205
Work in process	2,496	965
Finished goods	6,923	7,546

	$9,813	$8,716

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

Six Months Ended June 30, 2006 and 2007

(5) Senior Credit Facilities

On June 7, 2006, we entered into a five-year, $75.0 million revolving credit facility, seven-year, $770.0 million term loan facilities and a seven-year, $25.0 million synthetic letter of credit facility. The revolving credit facility includes a sublimit of $30.0 million for letters of credit. The credit agreements governing these facilities were amended on February 9, 2007 to increase the size of the synthetic letter of credit facility from $25.0 million to $100.0 million of which $97.1 million were issued as of June 30, 2007. On June 26, 2007, in conjunction with the RSMC acquisition, we entered into a second lien agreement on the term credit facility in the aggregate principal amount of $200.0 million.

According to the terms of the credit agreements, at the end of each calendar quarter, we are required to repay the term loans in an amount equal to the product of the outstanding principal balance on September 30, 2006 multiplied by 0.25%. The outstanding balance on September 30, 2006 was $763.1 million. In addition to the scheduled repayments outlined above, we may be required to make mandatory quarterly repayments, to be applied to the principal balance of the term loan, the amounts of which are dependent on our excess cash flow for the quarter and our leverage ratio as defined in the credit agreements. As of June 30, 2007, we were not required to make a mandatory principal repayment. The outstanding principal of the seven-year term loans must be repaid by June 7, 2013 and the second lien facility matures on December 31, 2013. The credit agreements require us to maintain certain financial ratios and operating cash flow levels and contain restrictions on our ability to pay cash dividends and limit our ability to make acquisitions. As of June 30, 2007, we were in compliance with all of the covenants under our credit agreements.

The obligations under the credit facilities are guaranteed by our parent company, ENV Holdings LLC, and each of our existing and subsequently acquired or organized domestic subsidiaries. In addition, the credit facilities and such guarantees are secured by substantially all of our assets.

During the six months ended June 30, 2006, we made optional principal prepayments totaling $20.0 million on the original term loans. During the six months ended June 30, 2007, we made principal payments totaling $36.0 million on our term loans, of which $9.0 million was a mandatory repayment and $27.0 million was optional prepayments that can be applied to future scheduled and mandatory repayments. Thus, at June 30, 2007, we have no scheduled or mandatory repayments due within the next 12 months.

(6) Equity-Based Compensation

Certain members of our management were granted profit interest units in our parent in consideration for services rendered. These units entitle the holders to distributions. Certain units vest immediately upon grant and others vest over periods up to three years.

We estimated the fair value at grant date of the units issued using both a market and an income approach and recorded compensation expense of $20.3 million for the six months ended June 30, 2006 and $1.5 million for the six months ended June 30, 2007, which represents the portion of the fair value of these units that vested in those periods.

(7) Segment Reporting and Business Concentrations

We provide our services through four segments: Federal Services (FS), Commercial Services (CS), Logistics, Processing and Disposal (LP&D), and International. We evaluate the segments’ operating results to measure performance.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

Six Months Ended June 30, 2006 and 2007

The following table presents segment information as of and for the six months ended June 30, 2006 and 2007:

	As of and for the Six Months Ended June 30, 2006
	FS	CS	LP&D	Corporate Unallocated Items	Consolidated
	(in thousands of dollars)
Revenues from external customers(1)	$20,197	$8,625	$143,557	$—	$172,379
Income (loss) from operations	8,262	(644)	74,644	(36,725)	45,537

Depreciation and amortization expense	50	86	12,179	970	13,285

Goodwill	126,691	87,389	228,710	—	442,790
Other long-lived assets(2)	37,588	19,881	372,169	3,202	432,840
Purchase of property, plant and equipment	212	96	12,830	—	13,138
Total assets(3)	214,939	129,732	760,821	55,438	1,160,930

	As of and for the Six Months Ended June 30, 2007
	FS	CS	LP&D	International	Corporate Unallocated Items	Consolidated
	(in thousands of dollars)
Revenues from external customers(1)	$72,092	$63,947	$123,146	$16,673	$—	$275,858
Income (loss) from operations	13,785	5,624	41,093	(1,959)	(33,394)	25,149

Depreciation and amortization expense	189	281	11,714	55	6,688	18,927

Goodwill	143,146	90,039	231,643	57,114	—	521,942
Other long-lived assets(2)	35,326	32,073	265,299	110,297	79,599	522,594
Purchase of property, plant and equipment	—	(57)	1,615	124	1,850	3,532
Total assets(3)	200,510	169,436	606,977	366,077	289,467	1,632,467

(1)	Intersegment revenues have been eliminated and are not material for the six months ended June 30, 2006 or 2007. Revenues by segment represent revenues earned based on third-party billing to customers.
(2)	Other long-lived assets include property, plant and equipment and other intangible assets.
(3)	Corporate unallocated assets relate primarily to income tax receivables and deferred tax assets, deferred financing costs, prepaid expenses, property, plant and equipment that benefit the entire company and cash.

(8) Commitments and Contingencies

We are subject to various claims and legal proceedings covering matters that arise in the ordinary course of its business activities. Management believes any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on our consolidated financial position, operating results and cash flows.

(9) Pension Plans

On June 26, 2007, we adopted the existing RSMC defined-benefit pension plan for the majority of our newly acquired UK employees. We anticipate funding the plan in an amount approximately equal to the expense, which is estimated to be $38.9 million for the second half of 2007. This amount is reimbursable by the NDA.

EnergySolutions, LLC

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

Six Months Ended June 30, 2006 and 2007

The net period benefit cost included in net income for the period from acquisition through June 30, 2007 is as follows (in thousands):

Service cost	$413
Interest cost	1,547
Expected return on plan assets	(1,640)
Loss due to settlements, curtailments and terminations	327

$647

(10) Related Party Transactions

LLC Agreement

During the six months ended June 30, 2006 and 2007, we made distributions of $3.5 million and $8.9 million, respectively, to ENV Holdings LLC.

Advisory Services Agreements

We incurred fees to Goldberg Lindsay & Co, LLC of $1.0 million for management advisory services for each of the six months ended June 30, 2006 and 2007. We incurred fees to Peterson Capital, Inc. of $175,000 for management advisory services for each of the six months ended June 30, 2006 and 2007. We incurred fees to Creamer Investments Inc. of $50,000 for management advisory services for each of the six months ended June 30, 2006 and 2007.

In addition, we paid Goldberg Lindsay & Co., LLC fees of $5.0 million and Peterson Capital fees of $382,000 for the six months ended June 30, 2006 for advisory services related to our acquisition of Duratek. No fees were paid to Creamer Investments for the six months ended June 30, 2006 for advisory services related to our acquisition of Duratek.

(11) Subsequent Event

On July 9, 2007, we acquired all of the issued and outstanding shares of common stock of NUKEM Corporation for approximately $5.5 million in cash. NUKEM Corporation is a nuclear services company that provides technology-based solutions to the U.S., Mexico, South Korean and Canadian nuclear industries. NUKEM will be reported mainly in the CS segment. Goodwill of $0.6 million was recognized for this acquisition.

DURATEK, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands of dollars, except share amounts)

	December 31, 2005	March 31, 2006
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$18,440	$8,995
Accounts receivable, net of allowance for doubtful accounts of $19 in 2006 and $18 in 2005	36,247	38,391
Costs and estimated earnings in excess of billings on uncompleted contracts	14,417	34,742
Prepaid expenses and other current assets	5,694	7,439

Total current assets	74,798	89,567
Retainage	1,039	76
Property, plant and equipment, net	61,802	60,597
Goodwill	72,129	72,129
Other intangible assets	2,708	2,464
Decontamination and decommissioning trust fund	19,295	19,329
Other assets	32,143	13,048

Total assets	$263,914	$257,210

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$708	$658
Accounts payable	11,894	9,519
Due to State of South Carolina	6,911	8,264
Accrued expenses and other current liabilities	21,783	19,106
Unearned revenues	13,359	10,382
Waste processing and disposal liabilities	4,300	5,306

Total current liabilities	58,955	53,235
Long-term debt, less current portion	68,648	63,698
Facility and equipment decontamination and decommissioning liabilities	38,927	39,166
Other noncurrent liabilities	7,525	7,464

Total liabilities	174,055	163,563

Stockholders’ equity:
Preferred stock—$0.01 par value; authorized 4,740,000 shares; none issued	—	—
Series B junior participating preferred stock, $0.01 par value; 100,000 shares authorized; none issued	—	—
Common stock—$0.01 par value; authorized 35,000,000 shares; issued 16,499,071 shares at March 31, 2006 and 16,470,624 shares at December 31, 2005	165	165
Capital in excess of par value	89,891	90,447
Employee stock trust	1,323	1,323
Retained earnings	9,380	12,612
Treasury stock at cost, 1,770,306 shares at March 31, 2006 and December 31, 2005	(10,900)	(10,900)

Total stockholders’ equity	89,859	93,647

Total liabilities and stockholders’ equity	$263,914	$257,210

See accompanying notes to consolidated financial statements.

DURATEK, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations

(in thousands of dollars, except per share amounts)

	Three Months Ended
	April 1, 2005	March 31, 2006
	(unaudited)
Revenues	$70,612	$73,437
Cost of revenues	52,880	54,519

Gross profit	17,732	18,918
Selling, general and administrative expenses	8,413	11,908

Income from operations	9,319	7,010
Interest expense	(1,489)	(1,685)
Other income, net	73	166

Income before income taxes and equity in income of joint ventures	7,903	5,491
Income taxes	3,046	2,350

Income before equity in income of joint ventures	4,857	3,141
Equity in income of joint ventures	3	91

Net income	$4,860	$3,232

Weighted average common stock outstanding:
Basic	14,664	14,866

Diluted	15,268	15,240

Income per share:
Basic	$0.33	$0.22

Diluted	$0.32	$0.21

See accompanying notes to consolidated financial statements.

DURATEK, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(in thousands of dollars)

	Three Months Ended
	April 1, 2005	March 31, 2006
	(Unaudited)
Cash flows from operating activities:
Net income	$4,860	$3,232
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	2,613	2,525
Share-based compensation expense	—	346
Equity in income of joint ventures, net of distributions	(8)	(149)
Changes in operating assets and liabilities:
Accounts receivable	(3,043)	(2,144)
Costs and estimated earnings in excess of billings on uncompleted contracts	(5,915)	(1,352)
Prepaid expenses and other current assets	2,511	(653)
Accounts payable and accrued expenses and other current liabilities	(14,300)	(5,035)
Due to State of South Carolina	1,846	1,353
Unearned revenues	(3,149)	(2,977)
Waste processing and disposal liabilities	(1,397)	1,006
Facility and equipment decontamination and decommissioning liabilities	250	205
Retainage	63	(100)
Other	585	179

Net cash used in operating activities	(15,084)	(3,564)

Cash flows from investing activities:
Additions to property, plant and equipment	(1,345)	(883)
Other	(34)	(29)

Net cash used in investing activities	(1,379)	(912)

Cash flows from financing activities:
Repayments of long-term debt	(215)	(5,000)
Repayments of capital lease obligations	(90)	(173)
Proceeds from issuance of common stock	676	204
Deferred financing costs paid	(127)	—

Net cash provided by (used in) financing activities	244	(4,969)

Net decrease in cash	(16,219)	(9,445)
Cash and cash equivalents, beginning of period	23,296	18,440

Cash and cash equivalents, end of period	$7,077	$8,995

Supplemental disclosure of non-cash financing activities:

During the three months ended March 31, 2006, we entered into $55 in capital lease agreements to finance the purchase of machinery and computer equipment. During the three months ended April 1, 2005, we entered into $666 in capital lease agreements to finance the purchase of computer and equipment.

See accompanying notes to consolidated financial statements.

DURATEK, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

1. Principles of Consolidation and Basis of Presentation

(a) Principles of Consolidation

The unaudited consolidated financial statements include the accounts of the company and its wholly owned subsidiaries (“we”, “our”, “Duratek”, or the “company”). Investments in joint ventures in which we do not have control or majority ownership are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. All adjustments (consisting of normal recurring accruals) that, in the opinion of management, are necessary for the fair presentation of this interim financial information have been included. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ significantly from those estimates. Results of interim periods are not necessarily indicative of results to be expected for the year as a whole. The effect of seasonal business fluctuations and the occurrence of many costs and expenses in annual cycles require certain estimations in the determination of interim results. The information contained in these interim financial statements should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2005.

(b) Fiscal Quarters

The first three fiscal quarters end on the Friday nearest to the last day of each such calendar quarter and the fiscal year ends on December 31. The interim financial results presented herein are as of March 31, 2006 and for the three months ended March 31, 2006 and April 1, 2005.

(c) Reclassifications

Certain amounts for 2005 have been reclassified to conform to the presentation for 2006.

2. Share-Based Compensation

Description of the Plan

In May 2000, our stockholders approved the 1999 Stock Option and Incentive Plan which authorizes a committee of the Board of Directors to grant various types of incentive awards (including incentive stock options, non-qualified options, stock appreciation rights, restricted shares, and performance units on shares) to our directors, officers, and employees for issuance of up to 5.0 million shares of Common Stock in the aggregate. We granted options in 1999 and prior years pursuant to the 1984 Stock Option Plan. No options have been granted subsequent to February 15, 2005. As of March 31, 2006, we had 1.4 million outstanding options. Options granted typically vest over five years based on continued service and have a ten-year term.

Impact of the Adoption of SFAS No. 123(R)

Prior to January 1, 2006, we applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, to account for our fixed-plan stock options. Under this method, compensation expense was recorded on the date of grant only if the current market price of the

DURATEK, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (as amended by SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure), established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we elected to continue to apply the intrinsic-value-based method of accounting described above, and had adopted only the disclosure requirements of SFAS No. 123.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the modified prospective transition method. Under this transition method, compensation expense that we recognized for the three months ended March 31, 2006 included compensation expense for all share-based payments granted prior to, but not yet fully vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123. There were no options granted during the three months ended March 31, 2006. For the three months ended March 31, 2006, we recognized $346,000 pre-tax share-based compensation expense, of which $331,000 is included in selling, general and administrative expenses and $15,000 is included in cost of revenues, which decreased income before income taxes, and the impact to net income was a decrease of $199,000. The impact on basic earnings per share was $0.01 and on diluted earnings per share was $0.02 for the three months ended March 31, 2006. Prior to the adoption of SFAS No. 123(R), we presented all tax benefits for deductions resulting from the exercise of stock options as operating cash flows on our statement of cash flows. SFAS No. 123(R) requires the cash flows resulting from the tax benefits or tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. The determination of the amount of excess tax benefits is not required during interim reporting periods. We classified $346,000 as a reconciling item from net income to cash flow from operations. Because we elected to use the modified prospective transition method, results for prior periods have not been restated. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). We have applied the provisions of SAB No. 107 in our adoption of SFAS No. 123(R).

Comparable Disclosures

The following table illustrates the effect on our net income and net income per share for the three months ended April 1, 2005 as if we had applied the fair value recognition provisions of SFAS No. 123 to share-based compensation using the Black-Scholes valuation model:

	Three Months Ended
	April 1, 2005	March 31, 2006
	(in thousands of dollars, except per share amounts)
Net income, as reported in prior year	$4,860
Deduct total share-based employee compensation expense determined under fair-value-based method for all awards, net of taxes	342

Net income, including share-based employee compensation	$4,518	$3,232

Income per share:
Basic—as reported	$0.33	$0.22
Basic—pro forma	$0.31
Diluted—as reported	$0.32	$0.21
Diluted—pro forma	$0.30

DURATEK, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

Determining Fair Value

Following are the key assumptions required under SFAS No.123(R) to compute the grant date fair value:

Valuation and Amortization Method: We estimate the fair value of stock options granted using the Black-Scholes option valuation model. We amortize the fair value on a straight-line basis. All options are amortized over the requisite service periods of the awards, which are generally the vesting periods.

Expected Term: The expected term of options granted represents the period of time that they are expected to be outstanding. Our estimated expected term is 5.5 years.

Expected Volatility: Volatility was measured for a period equal to the expected term and is fixed. Under FAS 123(R) and SAB No. 107, implied volatility must be considered. We utilize the historical average daily closing share price by month to calculate the expected volatility. As of March 31, 2006, the calculation includes 123 months.

Risk-Free Interest Rate: We based the risk-free interest rates on the U.S. Treasury constant nominal 10-year rates.

Dividends: We have never paid any cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in the Black-Scholes option valuation model.

3. Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives, and reviewed for impairment whenever events or circumstances indicate that the carrying value of such assets may not be recoverable.

Goodwill is tested at the reporting unit level at least annually for impairment, and is reviewed for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. During the first quarters of 2006 and 2005, we tested our goodwill in accordance with the SFAS No. 142, Goodwill and Other Intangible Assets, and concluded that no impairment charge was required.

Other intangible assets subject to amortization consist principally of amounts assigned to operating rights related to the Barnwell, South Carolina low-level radioactive waste disposal facility, covenants not-to-compete, and costs incurred to obtain patents. We do not have any intangible assets with indefinite useful lives. Other intangible assets that are subject to amortization as of December 31, 2005 and March 31, 2006 consist of the following:

	Amorti- zation Period	As of December 31, 2005		As of March 31, 2006
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
		(in thousands of dollars)
Barnwell operating rights	8 yrs	$7,340	$(5,046)	$7,340	$(5,275)
Patents	20 yrs	1,469	(1,077)	1,469	(1,090)
Covenants-not-to-compete	17 yrs	102	(80)	102	(82)

Total		$8,911	$(6,203)	$8,911	$(6,447)

DURATEK, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

Aggregate amortization expense was $245,000 for the three months ended April 1, 2005 and $244,000 for the three months ended March 31, 2006. Estimated annual amortization expense for the five years beginning January 1, 2006 is $976,000 for fiscal year ended December 31, 2006, $963,000 for fiscal year ended December 31, 2007, $500,000 for fiscal year ended December 31, 2008, $38,000 for fiscal year ended December 31, 2009, and $33,000 for fiscal year ended December 31, 2010.

4. Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts

Costs and estimated earnings in excess of billings on uncompleted contracts represent amounts recognized as revenues that have not been billed. Contracts typically provide for the billing of costs incurred and estimated earnings on a monthly basis or based on contract milestone. As of December 31, 2005, costs and estimated earnings in excess of billings on uncompleted contracts was $34.4 million, of which $14.4 million was expected to be collected within the next 12 months and was classified as a current asset. As of December 31, 2005, costs and estimated earnings in excess of billings on uncompleted contracts that will not be collected within the next 12 months is $20.0 million and is included in other assets in our consolidated balance sheets. We have costs and estimated earnings in excess of billings on uncompleted contracts of $35.7 million as of March 31, 2006, of which $34.7 million is expected to be collected within the next 12 months and is classified as a current asset. As of March 31, 2006, costs and estimated earnings in excess of billings on uncompleted contracts that will not be collected within the next 12 months is $991,000 and is included in other assets in our consolidated balance sheets. The costs and estimated earnings in excess of billings on uncompleted contracts that will not be collected within the next 12 months is related to the Fernald Closure Project and these balances are not billable until final approval from the Department of Energy of the project completion.

5. Retainage

Retainage represents amounts billable but withheld, due to contract provisions, until the contract provisions are satisfied. As of December 31, 2005, we had retainage balances of $1.9 million, of which $900,000 was expected to be collected within the next 12 months and was included in prepaid expenses and other current assets in the consolidated balance sheets. As of March 31, 2006, we had retainage balances of $2.0 million, almost all of which was expected to be collected within the next 12 months and is included in prepaid expense and other current assets in the consolidated balance sheets.

6. Decontamination and Decommissioning Liabilities

We are responsible for the cost to decontaminate and decommission (“D&D”) our facilities and equipment in Tennessee and South Carolina and certain equipment used at customer sites. These costs will generally be paid upon the closure of these facilities or the disposal of this equipment. We are also obligated, under our license granted by the State of South Carolina and the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act (the “Atlantic Waste Compact Act”), for costs associated with the ultimate closure of the Barnwell Low-Level Radioactive Waste Disposal Facility in South Carolina and our buildings and equipment located at the Barnwell site (“Barnwell Closure”). Under the terms of the Atlantic Waste Compact Act and our license with the State of South Carolina, we are required to maintain a trust fund to cover the Barnwell Closure obligation, which limits our obligation to the amount of the trust fund.

DURATEK, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

Our D&D liabilities consist of the following as of December 31, 2005 and March 31, 2006:

	December 31, 2005	March 31, 2006
	(in thousands of dollars)
Facilities & Equipment asset retirement obligation	$19,632	$19,837
Barnwell closure	19,295	19,329

	$38,927	$39,166

We recognized accretion expense of $250,000 for the three months ended April 1, 2005 and $206,000 for the three months ended March 31, 2006.

We update our closure and remediation cost estimates for D&D on an annual basis and these estimates are reviewed for reasonableness on a quarterly basis. These estimates are based on current technology, regulations and burial rates. We are unable to reasonably estimate the impact that changes in technology, regulations and burial rates will have on the ultimate costs. Future changes in these factors could have a material impact on these estimates.

7. Long-Term Debt

Long-term debt as of December 31, 2005 and March 31, 2006 consists of the following:

	December 31, 2005	March 31, 2006
	(in thousands of dollars)
Bank Credit Facility:
Term note, interest payable quarterly, due December 16, 2009	$69,356	$64,356
Less current portion of long-term debt	708	658

	$68,648	$63,698

Our credit facility consists of a $30.0 million revolving line of credit, which includes a $15.0 million sub-limit for the issuance of standby letters of credit, and a six-year $115.0 million term loan. For our term loan, the applicable margin is 2.00% for prime rate loans and 3.25% for London Interbank Offered Rates (“LIBOR”) loans. For revolving loans, the applicable margin is determined based on our leverage ratio and can range from 2.00% to 2.50% for prime rate loans and from 3.25% to 3.75% for LIBOR loans. The term loan must be prepaid to the extent of any excess cash flows, as defined. The bank credit facility requires us to maintain certain financial ratios and contains restrictions on our ability to pay cash dividends and limitations on our ability to make acquisitions. As of March 31, 2006, we were in compliance with the provisions of the credit facility, including all financial covenant requirements. The credit facility is secured by substantially all of the assets of the Company and its direct and indirect subsidiaries. As of March 31, 2006, $64.4 million of the six-year term loan remained outstanding from the $115.0 million term loan issued in December 2003. During the three months ended March 31, 2006, we made $5.0 million in payments on the term loan of which $2.0 million were scheduled repayments, which includes an excess cash flow payment, and $3.0 million were voluntary prepayments. In addition, the credit facility provides for the ability to obtain supplemental letters of credit, as defined in the credit facility. We have the ability to obtain supplemental letters of credit of $20.0 million. As of March 31, 2006, we had no outstanding supplemental letters of credit and no borrowings outstanding under the revolving line of credit.

DURATEK, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

8. Derivative Financial Instrument

We entered into an interest rate swap agreement effective on July 22, 2003, to partially mitigate our exposure to fluctuations in interest rates relating to our outstanding variable rate debt. The contract’s notional amount was $55.9 million at inception and declines each quarter over the life of the contract in proportion to our reduction in the outstanding balance of the related long-term debt under the prior credit facility. At the inception of the current credit facility, we were required to have in place an interest rate protection agreement for the aggregate notional amount of at least 40% of the aggregate outstanding principal amount of the term loans, at which date the contract’s notional amount was $50.7 million. The current credit facility requires us to maintain the interest rate swap agreement until June 30, 2006. This interest rate swap agreement is not designated as an accounting hedge. The contract’s notional amount is $3.9 million at March 31, 2006. Under the terms of the contract, we pay a fixed rate of 1.895% and receive LIBOR, which resets every 90 days. The contract matures on June 30, 2006. The fair value of the contract, which was based upon the fair value estimate by a financial institution, is $85,000 as of December 31, 2005 and $30,000 as of March 31, 2006, which is included in prepaid expenses and other current assets in the consolidated balance sheets.

9. Net Income Per Share

Basic net income per share is calculated by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per share is calculated by dividing net income by the diluted weighted average common shares, which reflect the potential dilution of stock options that could share in our net income. The reconciliation of amounts used in the computation of basic and diluted net income per share for the three months ended April 1, 2005 and March 31, 2006 consists of the following:

	Three Months Ended
	April 1, 2005	March 31, 2006
	(in thousands of dollars, except per share amounts)
Numerator:
Net income	$4,860	$3,232
Denominator:
Weighted average common shares outstanding—basic	14,664	14,866

Effect of dilutive securities:
Incremental shares from assumed conversion of employee stock options	604	374

Diluted weighted average common shares outstanding	15,268	15,240

Net income per common share:
Basic	$0.33	$0.22

Diluted	$0.32	$0.21

There were no anti-dilutive shares as of April 1, 2005 and March 31, 2006.

DURATEK, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

10. Segment Reporting

We have three primary segments: (i) Federal Services, (ii) Commercial Services, and (iii) Commercial Processing and Disposal. We evaluate the segments’ operating results to measure performance. The following is a brief description of each of the segments:

Federal Services (“FS”) Segment

Our FS segment is focused on providing the following services to support major programs in the United States Department of Energy (“DOE”):

•	on-site waste disposition services;

•	site closure services;

•	nuclear facility operations and commissioning services;

•	engineering design and technology research; and

•	safety, health, and quality assurance services.

Commercial Services (“CS”) Segment

Our CS segment provides a broad range of technologies and services to nuclear power plants, government and industrial facilities, universities, and research/pharmaceutical laboratories in the following areas:

•	on-site liquid and solid waste processing;

•	transportation logistics;

•	transportation services;

•	license stewardship;

•	decontamination and decommissioning;

•	project services; and

•	radiological engineering services.

We also provide technical support services to our commercial clients including project management, engineering, radiation protection support, and environmental consulting.

Commercial Processing and Disposal (“CPD”) Segment

Our CPD segment operates two facilities in Tennessee and two facilities in South Carolina. At the Tennessee facilities, we use multiple technologies to volume reduce and package customer waste for final disposition such as:

•	incineration;

•	compaction;

•	metal melting and decontamination; and

•	treatment under our bulk waste assay program (“GARDIAN”).

DURATEK, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

At the South Carolina facilities, we perform the following services:

•	operate a low-level radioactive waste disposal facility in Barnwell, South Carolina on behalf of the State of South Carolina;

•	process and package materials for disposal; and

•	specialty waste processing for nuclear power plants.

	As of and for the Three Months Ended April 1, 2005
	FS	CS	CPD	Unallocated Items	Consolidated
	(in thousands of dollars)
Revenues from external customers(1)	$30,971	$20,210	$19,431	$—	$70,612
Income from operations	5,017	2,685	1,617	—	9,319
Interest expense	—	—	—	(1,489)	(1,489)
Other income, net	—	—	—	73	73
Income taxes	—	—	—	3,046	3,046
Equity in income of joint ventures	23	—	—	(20)	3
Net income	5,040	2,685	1,617	(4,482)	4,860
Depreciation and amortization expense	125	579	1,602	307	2,613
Capital expenditures for additions to property, plant and equipment	252	785	207	101	1,345
Goodwill	32,671	31,316	8,142	—	72,129
Other long-lived assets(2)	1,406	23,596	42,238	2,094	69,334
Total assets	78,412	72,211	90,654	16,377	257,654

	As of and for the Three Months Ended March 31, 2006
	FS	CS	CPD	Unallocated Items	Consolidated
	(in thousands of dollars)
Revenues from external customers(1)	$28,039	$18,732	$26,666	$—	$73,437
Income from operations	2,154	1,863	2,993	—	7,010
Interest expense	—	—	—	(1,685)	(1,685)
Other income, net	—	—	—	166	166
Income taxes	—	—	—	2,350	2,350
Equity in income of joint ventures	91	—	—	—	91
Net income	2,245	1,863	2,993	(3,869)	3,232
Depreciation and amortization expense	140	529	1,571	285	2,525
Capital expenditures for additions to property, plant and equipment	164	150	358	211	883
Goodwill	32,671	31,316	8,142	—	72,129
Other long-lived assets(2)	1,179	23,909	35,469	2,504	63,061
Total assets	76,457	71,533	90,881	18,339	257,210

(1)	Intersegment revenues have been eliminated and are not material for the three months ended April 1, 2005 and March 31, 2006. Revenues by segment represent revenues earned based on third party billings to customers.
(2)	Other long-lived assets include property, plant and equipment and other intangible assets.

DURATEK, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

11. Commitments and Contingencies

(a) Financial Assurance Instruments

We are required to post, from time to time, standby letters of credit and surety bonds to meet certain customer contract requirements. We do not directly post financial assurance instruments or other guarantees for our subcontractors. As of March 31, 2006, we had outstanding assurance instruments of $16.9 million, including $8.3 million in letters of credit and $8.7 million in surety bonds, which expire at various contract completion dates. We have entered into certain indemnification agreements with the providers of the surety bonds, which would require funding only if we failed to perform under the contracts being insured and the surety bond issuer was obligated to make payment to the insured parties. The letters of credit are issued under our bank credit facility up to $15.0 million as a sub-limit to the $30.0 million revolving line of credit. In addition, the credit facility provides for the ability to obtain supplemental letters of credit, as defined in the credit facility. As of March 31, 2006, we had no outstanding supplemental letters of credit. We have the ability to obtain supplemental letters of credits and surety bonds of $20.0 million. The credit facility limits the total amount of outstanding supplemental letters of credits and surety bonds to $35.0 million. Therefore, we are able to issue up to $50.0 million in financial assurance instruments under our credit facility.

(b) Legal Proceedings

In February of 2003, we filed multiple claims, including misappropriation of trade secrets, unfair trade practices, and patent infringement against AVANTech, Inc. in the Federal Court of South Carolina. AVANTech, Inc. then filed numerous counterclaims against us. All counterclaims brought against us by AVANTech, Inc. were dismissed by summary judgment. In October 2005, a South Carolina jury found against us on all of our claims. AVANTech, Inc has petitioned the court for an award of attorneys’ fees in an amount of $2.9 million. We believe that we have valid defenses against this petition. However, it is not possible for our management to predict the amount of fees that the court may ultimately determine to award the petition. Therefore we have not recorded a contingent liability associated with this petition and we intend to appeal the decision against our claims.

In addition, from time to time, we are a party to litigation or administrative proceedings relating to claims arising from our operations in the normal course of our business. Refer to our Annual Report on Form 10-K for the year ended December 31, 2005 for a discussion of other legal proceedings. Our management believes that the ultimate resolution of matters in litigation, administrative proceedings, or other matters, including those described above, currently pending against us is unlikely, either individually or in the aggregate, to have a material adverse effect on our results of operations or financial condition.

12. Merger Agreement; Business Transactions with EnergySolutions

On February 6, 2006, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with EnergySolutions, LLC (formerly known as Envirocare of Utah, LLC), a Utah limited liability company (“EnergySolutions”), and Dragon Merger Corporation, a Delaware corporation and a wholly owned subsidiary of EnergySolutions. EnergySolutions will acquire all of our outstanding shares of common stock for an aggregate consideration of approximately $327.0 million in cash.

Pursuant to the terms of the Merger Agreement, EnergySolutions and Duratek each have certain termination rights. Upon termination of the Merger Agreement under specified circumstances, we may be required to pay EnergySolutions a termination fee of approximately $8.6 million. In addition, if this merger cannot be closed or is delayed for longer than twelve months due to certain regulatory or legal restrictions, EnergySolutions has agreed to pay to us a “reverse break-up fee” of $5.0 million in cash and to provide a prepayment credit of $12.0

DURATEK, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

million to one of our subsidiaries for waste disposal services performed by EnergySolutions under an existing commercial contract between the parties.

Consummation of the merger is subject to a number of conditions, including but not limited to, stockholder approval, absence of any law or order prohibiting the consummation of this merger, expiration, or termination of the applicable Hart-Scott-Rodino Antitrust Improvements Act waiting period, and certain other customary conditions. On March 20, 2006, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act ended. We have received all regulatory approvals required for closing the merger. We have submitted the Merger Agreement and the merger described above to stockholders for their consideration at a special meeting of stockholders to be held on June 6, 2006. We expect to close the merger promptly following receipt of stockholder approval.

Our executive officers, members of our board of directors, and some of our employees have been provided compensation related arrangements that become effective upon the completion of the merger. They are as follows:

•

Unvested stock options for Duratek common stock will become immediately exercisable and all outstanding options (including previously unvested options) will be cancelled at the time of the merger in exchange for payment equal to the difference between the merger price per share and the applicable exercise price.

•

Our executive officers, certain members of senior management, and certain of our employees are entitled to receive cash severance payments and other benefits if their employment is terminated or adversely affected under certain circumstances following the merger.

•

Certain of our executive officers, certain members of senior management, and certain of our employees are entitled to receive cash retention payments for remaining employed with Duratek prior to the period of the pending merger and thereafter.

•	In connection with the merger, Duratek will terminate the Duratek Deferred Compensation Plan and will cause all accounts thereunder to be paid out to participants in cash following the merger.

Further details on these arrangements are included in our proxy statement dated April 21, 2006.

We have commercial contracts that are not related to the merger and in most cases were in effect prior to the merger. During the three months ended March 31, 2006, we recognized $9.7 million in expense relating to waste from our customers and our own waste that has been or will be buried at a disposal site owned and operated by EnergySolutions. During the three months ended March 31, 2006, we paid $5.7 million to EnergySolutions for waste disposal. At March 31, 2006, we have accrued $2.9 million relating to waste sent to, but which has not been invoiced by EnergySolutions.

Report of Ernst & Young LLP,

Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Duratek, Inc.:

We have audited the accompanying consolidated balance sheet of Duratek, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Duratek, Inc. and subsidiaries at December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

McLean, Virginia

February 17, 2006

Report of KPMG LLP,

Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Duratek, Inc.:

We have audited the accompanying consolidated balance sheet of Duratek, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duratek, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as of January 1, 2003.

/s/ KPMG LLP

Baltimore, Maryland

March 8, 2005

DURATEK, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2005

(in thousands of dollars, except share amounts)

	2004	2005
Assets
Current assets:
Cash and cash equivalents	$23,296	$18,440
Accounts receivable, net of allowance for doubtful accounts of $158 in 2004 and $18 in 2005	30,997	36,247
Costs and estimated earnings in excess of billings on uncompleted contracts	16,715	14,417
Prepaid expenses and other current assets	13,708	5,694

Total current assets	84,716	74,798

Retainage	1,257	1,039
Property, plant and equipment, net	66,151	61,802
Goodwill	72,129	72,129
Other intangible assets	3,747	2,708
Decontamination and decommissioning trust fund	19,050	19,295
Other assets	21,487	32,143

Total assets	$268,537	$263,914

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$858	$708
Accounts payable	15,643	11,894
Due to the State of South Carolina	6,073	6,911
Accrued expenses and other current liabilities	24,646	21,783
Unearned revenues	14,694	13,359
Waste processing and disposal liabilities	6,980	4,300

Total current liabilities	68,894	58,955

Long-term debt, less current portion	84,142	68,648
Facility and equipment decontamination and decommissioning liabilities	40,419	38,927
Other noncurrent liabilities	6,756	7,525

Total liabilities	200,211	174,055

Commitments and contingencies

Stockholders’ equity:
Preferred stock—$0.01 par value; authorized 4,740,000 shares; none issued	—	—
Series B junior participating preferred stock, $0.01 par value; 100,000 shares authorized; none issued	—	—
Common stock—$0.01 par value; authorized 35,000,000 shares; issued 16,236,781 shares in 2004 and 16,470,624 shares in 2005	162	165
Capital in excess of par value	86,784	89,891
Deferred compensation employee stock trust	1,323	1,323
Retained earnings (accumulated deficit)	(9,043)	9,380
Treasury stock at cost, 1,771,306 shares in 2004 and 2005	(10,900)	(10,900)

Total stockholders’ equity	68,326	89,859

Total liabilities and stockholders’ equity	$268,537	$263,914

See accompanying notes to consolidated financial statements.

DURATEK, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years Ended December 31, 2003, 2004 and 2005

(in thousands of dollars, except per share amounts)

	2003	2004	2005
Revenues	$285,901	$286,213	$281,212
Cost of revenues	217,493	211,315	211,299

Gross profit	68,408	74,898	69,913
Selling, general and administrative expenses	33,462	34,306	34,516

Income from operations	34,946	40,592	35,397
Interest expense	(6,903)	(6,970)	(6,539)
Other income, net	76	398	31

Income before income taxes, equity in income of joint ventures and cumulative effect of a change in accounting principle	28,119	34,020	28,889
Income taxes	11,671	13,098	10,651

Income before equity in income of joint ventures and cumulative effect of a change in accounting principle	16,448	20,922	18,238
Equity in income of joint ventures	202	124	185

Income before cumulative effect of a change in accounting principle	16,650	21,046	18,423
Cumulative effect of a change in accounting principle, net of taxes	(2,414)	—	—

Net income	14,236	21,046	18,423
Preferred stock repurchase premium, dividends and charges for accretion	(36,154)	(63)	—

Net income (loss) attributable to common stockholders	$(21,918)	$20,983	$18,423

Income (loss) per share:
Basic:
Before cumulative effect of a change in accounting principle	$(1.44)	$1.48	$1.25
Cumulative effect of a change in accounting principle	(0.18)	—	—

	$(1.62)	$1.48	$1.25

Diluted:
Before cumulative effect of a change in accounting principle	$(1.44)	$1.42	$1.21
Cumulative effect of a change in accounting principle	(0.18)	—	—

	$(1.62)	$1.42	$1.21

See accompanying notes to consolidated financial statements.

DURATEK, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2003, 2004 and 2005

(in thousands of dollars, except share amounts)

	Common stock		Capital in Excess of Par Value	Deferred Compensation Employee Stock Trust	Retained Earnings (Accumulated Deficit)	Treasury Stock	Deferred Stock Compen- sation	Total Stock- holders’ Equity
	Shares	Amount
Balance, December 31, 2002	15,142,419	$151	$77,715	$—	$(8,108)	$(9,577)	$(319)	$59,862
Net income	—	—	—	—	14,236	—	—	14,236
Amortization of deferred stock compensation	—	—	—	—	—	—	319	319
Exercise of stock options	78,662	1	419	—	—	—	—	420
Other issuances of common stock	8,019	—	45	—	—	—	—	45
Income tax benefit from exercise of non-qualified stock options	—	—	196	—	—	—	—	196
Treasury stock transactions	—	—	—	—	—	(1,058)	—	(1,058)
Preferred stock repurchase premium, dividends and charges for accretion	—	—	—	—	(36,154)	—	—	(36,154)

Balance, December 31, 2003	15,229,100	152	78,375	—	(30,026)	(10,635)	—	37,866
Net income	—	—	—	—	21,046	—	—	21,046
Exercise of stock options	743,050	7	5,352	—	—	—	—	5,359
Other issuances of common stock	6,634	—	117	—	—	—	—	117
Conversion of restricted stock units	157,930	2	—	1,323	—	—	—	1,325
Income tax benefit from exercise of non-qualified stock options	—	—	2,641	—	—	—	—	2,641
Treasury stock transactions	—	—	—	—	—	(265)	—	(265)
Preferred stock conversion	100,067	1	299	—	—	—	—	300
Preferred stock dividend	—	—	—	—	(63)	—	—	(63)

Balance, December 31, 2004	16,236,781	162	86,784	1,323	(9,043)	(10,900)	—	68,326
Net income	—	—	—	—	18,423	—	—	18,423
Exercise of stock options	233,036	2	1,557	—	—	—	—	1,559
Other issuances of common stock	807	1	97	—	—	—	—	98
Income tax benefit from exercise of non-qualified stock options	—	—	1,453	—	—	—	—	1,453

Balance, December 31, 2005	16,470,624	$165	$89,891	$1,323	$9,380	$(10,900)	$—	$89,859

See accompanying notes to consolidated financial statements.

DURATEK, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2003, 2004 and 2005

(in thousands of dollars)

	2003	2004	2005
Cash flows from operating activities:
Net income	$14,236	$21,046	$18,423
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,279	10,639	9,847
Deferred income taxes	4,445	(83)	(239)
Cumulative effect of a change in accounting principle, net of taxes	2,414	—	—
Stock compensation expense	517	246	98
Income tax benefit from exercise of non-qualified stock options	196	2,641	1,453
Provision (recoveries) for doubtful accounts	46	(558)	(106)
Equity in (income) loss of joint ventures, net of distributions	(46)	109	(418)
Loss on disposal of assets	701	213	301
Other non-cash changes	(482)	597	(52)
Changes in operating assets and liabilities:
Accounts receivable	10,151	7,939	(5,144)
Costs and estimated earnings in excess of billings on uncompleted contracts	(6,830)	(8,191)	(6,532)
Prepaid expenses and other current assets	871	1,486	2,717
Accounts payable and accrued expenses and other current liabilities	(2,386)	(8,856)	(6,058)
Unearned revenues	4,934	(6,716)	(1,335)
Waste processing and disposal liabilities	(1,935)	(1,021)	(2,680)
Facility and equipment decontamination and decommissioning liabilities	959	956	327
Retainage	(1,582)	1,781	5,030
Other	(817)	(1,701)	(980)

Net cash provided by operating activities	40,671	20,527	14,652

Cash flows from investing activities:
Additions to property, plant and equipment	(4,839)	(6,242)	(4,720)
Other	(378)	(115)	(29)

Net cash used in investing activities	(5,217)	(6,357)	(4,749)

Cash flows from financing activities:
Repayments of long-term debt	(61,149)	(30,975)	(15,644)
Proceeds from long-term debt	115,000	—	—
Proceeds from issuance of common stock	420	5,359	1,559
Repayments of capital lease obligations	(388)	(282)	(546)
Deferred financing costs paid	(4,209)	(27)	(128)
Preferred stock dividends paid	(3,101)	(123)	—
Preferred stock repurchase	(49,176)	—	—

Net cash used in financing activities	(2,603)	(26,048)	(14,759)

Net increase (decrease) in cash and cash equivalents	32,851	(11,878)	(4,856)
Cash and cash equivalents, beginning of year	2,323	35,174	23,296

Cash and cash equivalents, end of year	$35,174	$23,296	$18,440

See accompanying notes to consolidated financial statements.

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

(1) Description of Business

Duratek, Inc., together with our wholly owned subsidiaries (“we”, “our”, “Duratek”, or the “Company”), provide services to commercial and government customers primarily in the United States that ensure safe and secure radioactive materials disposition and nuclear facility operations. We possess a breadth of capabilities, technologies, assets, facilities, and qualified technical personnel. Our services include decommissioning services, nuclear facility operations, radioactive material characterization, processing, transportation, accident containment and restoration services, and final disposal. Our strength lies in our vertical integration of the following:

•	on-site waste management and processing work at customer sites;

•	transportation logistics and engineering services;

•	processing of customer waste at our facilities; and

•	operation of waste disposal facilities.

We own a number of patents and related trademarks pertaining to the detection, storage, decontamination, processing and handling of radioactive and hazardous waste materials. Our revenues are derived almost equally from government and commercial customers. Our government work comes largely from the United States Department of Energy (“DOE”). The majority of our commercial clients are commercial nuclear utilities. We also provide services to non-utilities, including pharmaceutical companies, research laboratories, universities, and industrial facilities. We have three business segments: (i) Federal Services, (ii) Commercial Services, and (iii) Commercial Processing and Disposal.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. Investments in joint ventures in which we do not have control or majority ownership are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses from the existing accounts receivable. We determine the allowance based on historical experience, review of specific accounts, and past due balances over 90 days and over a specific amount. Account balances are written off against the allowance after all reasonable means of collection have been exhausted and recovery is considered remote.

(c) Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts, Unearned Revenues, and Retainage

Costs and estimated earnings in excess of billings on uncompleted contracts represent amounts recognized as revenues that have not been billed. Unearned revenues represent amounts billed and collected for which revenues have not been recognized. Contracts typically provide for the billing of costs incurred and estimated earnings on a monthly basis or based on contract milestones. As of December 31, 2004, costs and estimated earnings in excess of billings on uncompleted contracts was $27.8 million, of which $16.7 million was classified as a current asset and $11.1 million is included in other assets in our consolidated balance sheets. We have costs and estimated earnings in excess of billings on uncompleted contracts of $34.4 million as of December 31, 2005,

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

of which $14.4 million is expected to be collected in the next 12 months. As of December 31, 2005, costs and estimated earnings in excess of billings on uncompleted contracts that will not be collected within the next twelve months of $20.0 million is included in other assets in our consolidated balance sheets. We have unearned revenues of $14.7 million as of December 31, 2004 and $13.4 million as of December 31, 2005.

Retainage represents amounts billable but withheld, due to contract provisions, until the contract provisions are satisfied. As of December 31, 2004, we had retainage balances of $7.0 million, of which $5.7 million was included in prepaid expenses and other current assets in the consolidated balance sheets. As of December 31, 2005, we have retainage balances of $1.9 million, of which $900,000 is expected to be collected within the next 12 months and is included in prepaid expenses and other current assets in the consolidated balance sheets.

(d) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments.

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Land improvements	5 to 10 years
Buildings	20 to 35 years
Computer hardware and software	3 years
Furniture and fixtures	5 to 7 years
Machinery and equipment	5 to 12 years
Trucks and vehicles	5 to 15 years

Equipment held under capital leases and leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation and amortization of property, plant and equipment is $10.5 million for 2003, $8.9 million for 2004, and $8.1 million for 2005. Maintenance and repairs that do not extend the lives of the assets are expensed as incurred.

(e) Impairment of Long-lived Assets

Long-lived assets such as property, plant, and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the excess of carrying amount over the fair value of the asset. Assets to be disposed of would be separately presented in our consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill is tested annually for impairment, and is reviewed for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

We reviewed our goodwill as of January 1 of 2003, 2004, and 2005 in accordance with the Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and concluded that no impairment charge was required.

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

(f) Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives, and reviewed for impairment whenever events or circumstances indicate that the carrying value of such assets may not be recoverable (see note 5).

(g) Facility and Equipment Decontamination and Decommissioning (“D&D”) Liabilities

Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, (“SFAS 143”), requires us to record the fair value of an asset retirement obligation (ARO) as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. We are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the ARO, the ARO is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligations.

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB Statement No. 143. FIN 47 clarifies that the term conditional asset retirement obligation, as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 has no material effect on our consolidated financial position or results of operations for the year ended December 31, 2005.

We are obligated, under our license granted by the State of South Carolina and the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act (“Atlantic Waste Compact Act”), for costs associated with the ultimate closure of the Barnwell Low-Level Radioactive Waste Disposal Facility in South Carolina and our buildings and equipment located at the Barnwell site (“Barnwell Closure”). Under the terms of the Atlantic Waste Compact Act and our license with the State of South Carolina, we are required to maintain a trust fund to cover the Barnwell Closure obligation. We recognized our Barnwell Closure obligation, which is effectively limited to the amount in the trust fund, for an amount equal to the balance in the trust fund.

(h) Derivative Financial Instruments

All derivative instruments are recognized as assets or liabilities in the balance sheet at fair value. Fair value adjustments are included in the determination of net income.

We use derivative financial instruments to help us to manage our exposure to movements in interest rates by converting our variable rate debt to fixed rate debt. At December 31, 2005, we had one contract that locks in a fixed rate of interest with a pay-fixed, receive-variable interest rate swap, thereby hedging exposure to the variability in market interest rate fluctuations. We have implemented policies which restrict the usage of derivatives to non-trading purposes.

(i) Deferred Compensation

We have contributed shares of our common stock to the Duratek Inc. Deferred Compensation Plan. In accordance with Emerging Issues Task Force (EITF) Issue No. 97-14, Accounting for Deferred Compensation

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Arrangements Where Amounts are Held in a Rabbi Trust and Invested, assets of rabbi trusts are to be consolidated with those of the employer, and the value of the employer’s stock held in rabbi trust is classified in stockholder’s equity and generally accounted for in the manner of treasury stock.

(j) Revenue Recognition

Contract Revenues and Cost Recognition

Federal and Commercial Contracts for Services

We have contracts to provide engineering and technical support services to the Federal government and its agencies and to commercial companies. Our Federal government contracts are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or periodically throughout the term of the contract as the services are provided. From time to time, we may proceed with work based on customer direction pending a Request for Equitable Adjustment (“REA”) or finalization and signing of formal funding documents. We have an internal process for approving such work. Contract acquisition costs are expensed as incurred.

Our services are provided under time-and-materials, cost-plus award or incentive-fee, firm-fixed-price, and fixed-unit-rate contracts. The following describes our policies for these contract types:

Time-and-materials contracts—We are paid for labor and costs incurred at negotiated contractual rates. Profitability on these contracts is driven by the extent of utilization of our billable personnel and the rates that are applied based on contractual terms.

Cost-plus award or incentive fee contracts—We are reimbursed for allowable costs in accordance with Federal Acquisitions Regulations (“FAR”) or contractual provisions. If our costs exceed the contract ceiling or are not allowable under the provisions of the contract or FAR, we may not be able to obtain reimbursement for all such costs. We earn award and incentive fees in addition to cost reimbursements if we meet certain contract provisions, including schedule, budget, and safety. If any of these provisions are not satisfied in accordance with management’s estimates, we could have a reduction in expected revenues. Monthly assessments are made to measure our compliance with established contract provisions. We receive award and incentive fees on certain Federal government contracts, which are accrued when estimable, and collection is reasonably assured. Included in the incentive fees recognized is an incentive fee on a Federal government subcontract for the Fernald Closure Project that is not billable until the project is complete, which is currently estimated to be in the second half of 2006.

Firm-fixed-price and fixed-unit-rate contracts—We receive a fixed price irrespective of the actual costs we incur and, consequently, we are exposed to a number of risks. These risks include underestimation of costs, problems with new technologies, unforeseen costs or difficulties, delays beyond our control, and economic and other changes that may occur during the contract period. For firm-fixed-price contracts, our revenues are recognized on a proportional performance method using proportional output measures, where estimable, or based on other measures, such as the proportion of costs incurred to total estimated contract costs or units of production. For fixed-unit-rate contracts, our revenues are recognized as units are completed based on the contractual unit rates.

Revisions in revenues, costs, and profit estimates, or measurements in the extent of progress toward completion are changes in accounting estimates accounted for in the period of change (cumulative catch-up method). Such revisions could occur at any time and the effects could be material. Although we have a history of

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

making reasonably dependable estimates of the extent of progress towards completion of contract revenue and of contract completion costs on our long-term engineering and construction contracts, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates, and it is possible that such variances could be material to our operating results.

Contracts typically provide for periodic billings on a monthly basis or based on contract milestones. Cost and estimated earnings in excess of billings on uncompleted contracts represents amounts recognized as revenue that have not been billed. Unearned revenue represents amounts billed and collected for which revenue has not been recognized. Retainage represents amounts recognized as revenue that have been retained by the customer until certain conditions are met in accordance with contract provisions.

Change Orders and Requests for Equitable Adjustment (“REAs”)

We record contract claims and pending change orders, including REAs, when revenue is probable, which generally is when accepted in writing by the customer. The cost to perform the work related to these claims and pending change orders, including REAs, is included in the financial statements in the period that they are incurred and are included in our estimates of contract profitability. As of December 31, 2005, there are approximately $5.7 million outstanding REAs in Federal Services, and no amount of these claims have been included in the contract value. As of December 31, 2005, there are no outstanding REAs in Commercial Services.

Subcontractors have requested contract change orders related to scope changes requested by our customers. Based on agreement with our customers and the provisions of the contracts, recovery by these subcontractors is contingent upon our recovery from our customers. As of December 31, 2005, subcontractors have requested contract change orders totaling approximately $2.9 million related to scope changes requested by our customers. These amounts, including subcontractor costs and our corresponding revenue, have not been included in the results of our operations and are generally recognized when accepted in writing by the customer.

Provision for Estimated Losses

Provision for estimated losses on individual contracts are recognized in the period in which the losses are identified and include all estimated direct costs to complete the contract (excludes future selling, general, and administrative costs expected to be allocated to the contract). Monthly assessments are made to measure our estimates and changes are made based on the latest information available. As of December 31, 2005, there were loss provisions of $486,000 on two Federal Services contracts.

Commercial Waste Processing

The commercial waste processing operations have contracts with commercial companies and governmental agencies to provide fixed-based waste processing services. Our services are provided primarily under fixed-unit-price contracts and usually require us to ship the processed waste for burial on behalf of the customer. Revenue is recognized as units of waste are processed based on the unit prices provided in the contracts. Our fixed unit price contracts provide for additional customer billings if the characterization or volume of waste received is different from contract specifications or for certain increases in burial and transportation costs. These variances are identified when the waste is sorted and during the processing cycle and can have either a positive or negative impact on revenue, depending on the provisions of the contract. When these variances are identified, rates are adjusted to the correct weight or classification and revenue is adjusted in the period that the variance is identified.

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Disposal

Revenues from the operation of a low-level radioactive waste disposal facility in Barnwell, South Carolina (“Barnwell Disposal Facility”) are recognized in accordance with the Atlantic Waste Compact Act. Under the Atlantic Waste Compact Act, we are reimbursed for allowable costs incurred in operating the Barnwell Disposal Facility that are identified by the South Carolina Public Service Commission and incurred by us plus an operating margin of 29% on certain of those allowable costs. In addition, costs incurred for decommissioning activities at the Barnwell Disposal Facility are reimbursed by the State of South Carolina from a trust fund established to cover the Barnwell closure obligation plus an operating margin of 14% on those costs. Our results from July 1, 2000 forward are based on the economic regulations imposed by the Atlantic Waste Compact Act. Allowable costs are subject to audit annually by the Office of Regulatory Staff (“ORS”) of the State of South Carolina to ensure compliance with the Atlantic Waste Compact Act. Recommended audit adjustments to allowable costs are thoroughly reviewed by management and resolved with ORS. As of December 31, 2005, favorable adjustments to revenues totaling $0.2 million are included in the results of our operations for the audit of costs related to the State fiscal year ended June 30, 2005.

(k) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We establish a valuation allowance if we determine that it is more likely than not that a deferred tax asset will not be realized.

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

(l) Stock Option Plan

We apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, to account for our fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation (as amended by SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure), established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic-value-based method of accounting described above, and have adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income (loss) attributable to common shareholders if the fair-value-based method had been applied to all outstanding and unvested awards in each year:

	2003	2004	2005
	(in thousands of dollars)
Net income	$14,236	$21,046	$18,423
Add stock-based employee compensation expense included in reported net income, net of taxes	147	151	—
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of taxes	1,002	1,002	1,399

Pro forma net income	13,381	20,195	17,024
Deduct preferred stock repurchase premium, dividends, and charges for accretion	36,154	63	—

Pro forma net income (loss) attributable to common stockholders	$(22,773)	$20,132	$17,024

Income (loss) per share:
Basic—as reported	$(1.62)	$1.48	$1.25
Basic—pro forma	$(1.68)	$1.42	$1.15
Diluted—as reported	$(1.62)	$1.42	$1.21
Diluted—pro forma	$(1.68)	$1.36	$1.11

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2003, 2004, and 2005:

	2003	2004	2005
Risk free interest rate	4.3%	4.2%	4.4%
Expected volatility	64%	61%	59%
Expected life	4 years	4 years	8 years
Contractual life	10 years	10 years	10 years
Expected dividend yield	0%	0%	0%
Fair value of options granted	$6.06	$9.71	$16.06

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123—revised 2004 (“SFAS No. 123R”), Share-Based Payment, which replaces SFAS No. 123, supersedes APB Opinion No. 25, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of expense in our consolidated statements of income.

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

We are required to adopt SFAS No. 123R beginning in our first quarter of fiscal year 2006. SFAS No. 123R permits the adoption using one of two methods:

A “modified prospective” method in which compensation cost is recognized based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits the restatement, based on amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures, either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We plan to adopt SFAS No. 123R using the modified prospective method.

The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition, and thus our financial results will be negatively affected by the adoption of this standard beginning next year, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the pro forma net income and earnings per share per above. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as currently required under accounting principles generally accepted in the United States of America. This requirement will reduce net operating cash flows and increase net financing cash flows upon adoptions of SFAS No. 123R. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of cash flows recognized in prior periods for such excess tax deductions were $196,000 in 2003, $2.6 million in 2004, and $1.5 million in 2005.

(m) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Significant estimates and judgments made by our management include: (i) proportion of completion on long-term contracts, (ii) the cost to D&D facilities and equipment, (iii) recovery of long-lived assets, including goodwill, and (iv) contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ significantly from those estimates.

(n) Commitments and Contingencies

Liabilities for loss contingencies, including environmental remediation costs not within the scope of SFAS No. 143 arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries for environmental remediation costs from third parties would be recorded when agreed upon with a third party.

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

(o) Reclassifications

Certain amounts for 2003 and 2004 have been reclassified to conform to the presentation for 2005.

(3) Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is calculated by dividing net income (loss) by the diluted weighted average common shares, which reflect the potential dilution of stock options, restricted stock, and convertible redeemable preferred stock that could share in our income. The reconciliation of amounts used in the computation of basic and diluted net income (loss) per share for the years ended December 31, 2003, 2004, and 2005 consist of the following:

	2003	2004	2005
	(in thousands of dollars, except per share amounts)
Numerator:
Net income (loss) attributable to common stockholders	$(21,918)	$20,983	$18,423
Add income impact of assumed conversions—preferred stock dividends and charges for accretion(1)	—	63	—

Net income (loss)	(21,918)	21,046	18,423
Add cumulative effect of a change in accounting principle, net of taxes	2,414	—	—

Net income (loss) before cumulative effect of a change in accounting principle	$(19,504)	$21,046	$18,423

Denominator:
Weighted-average shares outstanding	13,561	14,191	14,776

Effect of dilutive securities:
Incremental shares from assumed conversion of:
Employee stock options	—	569	510

Diluted weighted average common shares outstanding	13,561	14,760	15,286

Income (loss) per common share:
Basic:
Before cumulative effect of a change in accounting principle	$(1.44)	$1.48	$1.25
Cumulative effect of a change in accounting principle	(0.18)	—	—

	$(1.62)	$1.48	$1.25

Diluted:
Before cumulative effect of a change in accounting principle	$(1.44)	$1.42	$1.21
Cumulative effect of a change in accounting principle	(0.18)	—	—

	$(1.62)	$1.42	$1.21

(1)	In 2003, we had a net loss attributable to common stockholders. Accordingly, there is no dilutive impact on earnings per share.

The effects on weighted average shares outstanding of options to purchase common stock and other potentially dilutive securities of ours that were not included in the computation of diluted net income (loss) per

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

share because the effect would have been anti-dilutive were 2.4 million shares in 2003, and 143,000 shares as of December 31, 2005. There were no anti-dilutive shares as of December 31, 2004.

(4) Property, Plant and Equipment

Property, plant and equipment as of December 31, 2004 and 2005 consist of the following:

	2004	2005
	(in thousands of dollars)
Land and land improvements	$3,871	$4,499
Buildings	43,297	42,357
Computer hardware and software	5,388	6,014
Furniture and fixtures	2,584	2,659
Machinery and equipment	62,797	63,701
Trucks and vehicles	1,818	3,563
Leasehold improvements	182	235
Capital leases	2,556	3,012
Construction in progress	1,964	1,747

	124,457	127,787
Less accumulated depreciation and amortization	58,306	65,985

	$66,151	$61,802

(5) Goodwill and Other Intangible Assets

Other intangible assets subject to amortization consist principally of amounts assigned to operating rights related to the Barnwell, South Carolina low-level radioactive waste disposal facility, covenants not-to-compete, and costs incurred to obtain patents. We do not have any other intangible assets that are not subject to amortization. Other intangible assets as of December 31, 2004 and 2005 consist of the following:

	Amortization Period	As of December 31, 2004		As of December 31, 2005
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
		(in thousands of dollars)
Barnwell operating rights	8 yrs	$7,340	$(4,129)	$7,340	$(5,046)
Patents	20 yrs	1,553	(1,045)	1,469	(1,077)
Covenants-not-to-compete	17 yrs	102	(74)	102	(80)

Total		$8,995	$(5,248)	$8,911	$(6,203)

Aggregate amortization expense for amortizing intangible assets was $978,000 for the year ended December 31, 2003, $979,000 for the year ended December 31, 2004, and $980,000 for the year ended December 31, 2005. Estimated annual amortization expense for the next five years beginning January 1, 2006 is $976,000 for fiscal year ended December 31, 2006, $963,000 for fiscal year ended December 31, 2007, $500,000 for fiscal year ended December 31, 2008, $38,000 for fiscal year ended December 31, 2009, and $33,000 for fiscal year ended December 31, 2010.

In 2004, the goodwill and deferred tax liability balances were increased by $1.3 million for certain deferred tax liabilities related to prior year acquisitions.

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

(6) Long-Term Debt

Long-term debt as of December 31, 2004 and 2005 consisted of the following:

	2004	2005
	(in thousands of dollars)
Bank Credit Facility:
Term loan, interest payable quarterly, due December 16, 2009	$85,000	$69,356
Less current portion of long-term debt	858	708

	$84,142	$68,648

In December 2003, in connection with the 8% Cumulative Convertible Redeemable Preferred Stock $.01 par value (the “Cumulative Convertible Redeemable Preferred Stock”) repurchase transaction (see note 11), we entered into a new bank credit facility. This bank credit facility consists of a $30.0 million revolving line of credit, which includes a $15.0 million sub-limit for the issuance of standby letters of credit, and a six-year $115.0 million term loan. Proceeds of the term loan were used to repay $53.9 million of existing term debt and accrued interest under our prior credit facility and to repurchase 151 shares of the Cumulative Convertible Redeemable Preferred Stock for $49.2 million in cash plus accrued and unpaid dividends of $2.5 million, net of transaction costs and related expenses. Borrowings under the credit facility bear interest at the prime rate plus an applicable margin or, at our option, London Interbank Offered Rates (“LIBOR”) plus an applicable margin.

Effective February 23, 2005, the bank credit facility was amended to lower the applicable margin on borrowings under the bank credit facility. For term loans, the applicable margin is 2.00% for prime rate loans and 3.25% for LIBOR loans. For revolving loans, the applicable margin is determined based on our leverage ratio and can range from 2.00% to 2.50% for prime rate loans and from 3.25% to 3.75% for LIBOR loans. The term loan must be prepaid to the extent of any excess cash flows, as defined. The bank credit facility requires us to maintain certain financial ratios and contains restrictions on our ability to pay cash dividends and limitations on our ability to make acquisitions. As of December 31, 2005, we were in compliance with the provisions of the bank credit facility, including all financial covenant requirements. The bank credit facility is secured by substantially all of the assets of the company and its direct and indirect subsidiaries. As of December 31, 2005, the $30.0 million in total available borrowings under the revolving line of credit was reduced by $8.2 million in outstanding letters of credit, for a net borrowing availability of $21.8 million under the revolving line of credit. As of December 31, 2005, $69.4 million of the six-year term loan remains outstanding from the $115.0 million term loan issued in December 2003. During 2005, we made $15.6 million in payments on the term loan of which $859,000 were scheduled repayments and $14.8 million were voluntary prepayments.

Aggregate maturities of long-term debt as of December 31, 2005 are as follows:

Year Ending December 31,	(in thousands of dollars)
2006	$708
2007	708
2008	708
2009	67,232

$69,356

We paid interest of $2.7 million in 2003, $6.1 million in 2004 and $5.7 million in 2005.

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

(7) Due to the State of South Carolina

On an annual basis, following the State of South Carolina’s fiscal year end on June 30, we remit the net of the amounts billed and paid by customers of the State of South Carolina less our fee for operating the site during such fiscal year, pursuant to the provisions of the Atlantic Waste Compact Act (see note 2(j)). For the fiscal year ended June 30, 2005, we remitted $13.8 million and for the fiscal year ended June 30, 2004, we remitted $25.6 million. As of December 31, 2004, we had a balance Due to the State of South Carolina of $6.1 million, of which $2.4 million was billed to customers of the State of South Carolina but uncollected. As of December 31, 2005, we had a balance due to the State of South Carolina of $6.9 million, of which $2.6 million is billed to customer of the State of South Carolina but uncollected.

(8) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2004 and 2005 consist of the following:

	2004	2005
	(in thousands of dollars)
Salaries and related expenses	$13,625	$10,548
Contract costs—subcontractors	4,512	3,766
Other accrued expenses	6,509	7,469

	$24,646	$21,783

(9) Waste Processing and Disposal Liabilities

Our waste processing technologies create waste by-products (“secondary waste”), which generally requires transportation and disposal costs to be incurred. We accrue the estimated costs of transportation and disposal based on the characterization of the waste and contractual disposal rates currently in effect at the disposal sites. The ultimate cost of disposal will depend on the actual contamination of the waste, volume reduction, activity, and disposal density. We had an accrual for the expected cost of secondary waste of $3.6 million as of December 31, 2004 and $2.1 million as of December 31, 2005.

In addition, we had accrued for customer waste that has been completely processed and is awaiting shipment for burial of $3.4 million as of December 31, 2004 and $2.2 million as of December 31, 2005, respectively, based on contractual rates, which are negotiated annually.

(10) Facility and Equipment Decontamination and Decommissioning (“D&D”)

We are responsible for the costs for D&D of our facilities and equipment in Tennessee and South Carolina and certain equipment used at customer sites. These costs will generally be paid upon the closure of these facilities or the disposal of this equipment. We are also obligated, under our license granted by the State of South Carolina and the Atlantic Waste Compact Act, for the Barnwell Closure and we are required to maintain a trust fund to cover the Barnwell Closure obligation, which limits our obligation to the amount of the trust fund. During 2005, $760,000 was used to fund decommissioning activity at the Barnwell Low-Level Radioactive Waste Disposal Facility, therefore decreasing the trust fund balance.

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Our D&D liabilities consist of the following as of December 31, 2004 and 2005:

	2004	2005
	(in thousands of dollars)
Facilities & equipment ARO	$21,369	$19,632
Barnwell Closure	19,050	19,295

	$40,419	$38,927

The following is a reconciliation of our facility & equipment ARO for 2004 and 2005:

	2004	2005
	(in thousands of dollars)
Balance at January 1	$20,413	$21,369
Accretion expense	978	664
Liabilities incurred during the year	60	36
ARO estimate adjustments	(82)	(2,437)

Balance at December 31	$21,369	$19,632

Upon the adoption of SFAS No. 143 on January 1, 2003, we recognized the following changes to our consolidated financial statements: increased property, plant and equipment by $5.9 million; increased D&D liabilities by $9.9 million; and recorded a cumulative effect of a change in accounting principle, net of tax of $2.4 million ($4.0 million pre-tax).

We have purchased insurance to fund our obligation to clean and remediate our Tennessee facilities and equipment upon closure. We are accounting for these insurance policies using deposit accounting, whereby a portion of the premiums paid are viewed as funding to cover our obligation and is capitalized as a deposit asset. This asset has no impact on the asset retirement obligation. The remainder of the premium is being charged to earnings in the period in which the premiums are paid. The deposit asset is included in other assets in our consolidated balance sheets and is $2.0 million as of December 31, 2004 and $2.3 million as of December 31, 2005. Related insurance expense was $629,000 in 2004 and $597,000 in 2005. In addition, we were required to place cash deposits in escrow relating to the insurance policy for the Bear Creek Operations Facility. The cash deposits in escrow are included in other assets in our consolidated balance sheets and were $3.6 million as of December 31, 2004 and $5.2 million as of December 31, 2005.

(11) 8% Cumulative Convertible Redeemable Preferred Stock

In January 1995, we issued 160 shares of Cumulative Convertible Redeemable Preferred Stock and an option (the “Carlyle Option”) to purchase up to an additional 1.3 million shares of our Common Stock. The Cumulative Convertible Redeemable Preferred Stock was initially convertible into our Common Stock at a conversion price of $3.00 per share and, if not previously converted, we were required to redeem the outstanding Cumulative Convertible Redeemable Preferred Stock on September 30, 2005 for $100 per share plus accrued and unpaid dividends, unless such date was extended with the approval of the holders of the Cumulative Convertible Redeemable Preferred Stock.

On December 16, 2003, we repurchased approximately 151,000 shares of our Cumulative Convertible Redeemable Preferred Stock from investment partnerships controlled by The Carlyle Group for $49.2 million in cash plus accrued and unpaid dividends of $2.5 million. The purchase was based on a price of $9.74 per share of

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

our Common Stock. Each share of Cumulative Convertible Redeemable Preferred Stock was convertible into 33.333 shares of our Common Stock. As of December 31, 2003, there were approximately 3,000 shares of Cumulative Convertible Redeemable Preferred Stock outstanding that were held by The Carlyle Group. Prior to this repurchase transaction, there were approximately 157,000 shares of Cumulative Convertible Redeemable Preferred Stock outstanding.

In connection with the repurchase transaction, we entered into a stockholder agreement with The Carlyle Group. The stockholders agreement provided that we were obligated to purchase the outstanding approximately 3,000 shares of Cumulative Convertible Redeemable Preferred Stock from The Carlyle Group on or before September 29, 2005 at a minimum purchase price of $324.67 per share. Pursuant to these terms, we purchased the remaining 3,000 shares from The Carlyle Group during the fourth quarter of 2004 for $975,000.

Following the Cumulative Convertible Redeemable Preferred Stock repurchase transaction in December 2003, we had approximately 3,000 shares of Cumulative Convertible Redeemable Preferred Stock that remained outstanding with parties other than The Carlyle Group. During 2004, all these shares were converted into Common Stock at the option of the holder.

(12) Derivative Financial Instrument

We entered into an interest rate swap agreement effective on July 22, 2003 to partially mitigate our exposure to fluctuations in interest rates relating to our outstanding variable rate debt. The contract’s notional amount was $55.9 million at inception and declines each quarter over the life of the contract in proportion to our reduction in the outstanding balance of the related long-term debt under the prior credit facility. At the inception of the current credit facility, we were required to have in place an interest rate protection agreement for the aggregate notional amount of at least 40% of the aggregate outstanding principal amount of the term loans, at which date the contract’s notional amount was $50.7 million. The current credit facility requires us to maintain the interest rate swap agreement until June 30, 2006. This interest rate swap agreement is not designated as an accounting hedge. The contract’s notional amount is $8.7 million at December 31, 2005. Under the terms of the contract, we pay a fixed rate of 1.895% and receive the LIBOR rate, which resets every 90 days. The contract matures on June 30, 2006. The fair value of the contract, which was based upon the fair value estimate by a financial institution, is $272,000 as of December 31, 2004 and $85,000 as of December 31, 2005, which is included in prepaid expenses and other current assets in the consolidated balance sheets.

Adjustments to the fair value of the contract are included in other income, net and was a gain of $265,000 in 2004 and a gain of $163,000 in 2005.

(13) Fair Value of Financial Instruments

The fair value of cash, accounts receivable, other receivables, accounts payable and accrued expenses approximates the carrying amount due to the short maturities of these instruments. Under our bank credit facility, we have $69.4 million in long-term debt outstanding, which approximates the fair value as of December 31, 2005.

(14) Stock Compensation and Stockholders’ Rights

(a) Stock Option Plan

In May 2000, our stockholders approved the 1999 Stock Option and Incentive Plan which authorizes a committee of the Board of Directors to grant various types of incentive awards (including incentive stock

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

options, non-qualified options, stock appreciation rights, restricted shares, and performance units on shares) to our directors, officers, and employees for issuance of up to 5.0 million shares of Common Stock in the aggregate. As of December 31, 2005, we had 1.4 million outstanding options.

Changes in options outstanding are as follows:

	Weighted Average Exercise Price	Number of Shares
		(in thousands of shares)
December 31, 2002	$ 6.19	1,983
Granted	8.11	309
Exercised	5.39	(82)
Terminated and expired	7.60	(207)

December 31, 2003	6.38	2,004

Granted	13.30	338
Exercised	6.62	(743)
Terminated and expired	7.72	(62)

December 31, 2004	7.75	1,537

Granted	22.33	143
Exercised	6.69	(233)
Terminated and expired	8.11	(20)

December 31, 2005	$ 7.15	1,427

The following table summarizes information about outstanding and exercisable options at December 31, 2005:

Outstanding				Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(in thousands of shares)			(in thousands of shares)
$ 3.92 – $ 5.75	569	5.45 years	$ 4.61	422	$ 4.71
$ 8.11 – $ 8.75	346	6.33 years	$ 8.14	203	$ 8.16
$10.50 – $13.54	369	7.12 years	$12.84	118	$12.01
$22.33	143	9.14 years	$22.33	—	$22.33

	1,427			743

Certain stock options issued in 2000 and granted to our executive officers have exercise prices that were less than the fair value of our common stock on the date of grant. The difference of $269,000 was recorded as deferred compensation and was being recognized over the vesting period. These options fully vested by December 31, 2003. We recognized compensation expense of $54,000 during year ended December 31, 2003. In addition, during 2003, the vesting term of certain stock options were accelerated. As a result, we recognized compensation expense of $198,000 in 2003 and $246,000 in 2004.

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

(b) Restricted Stock Units

Upon approval of the Plan by the stockholders in May 2000, two of our senior executives were granted approximately 158,000 restricted stock units. The units vested over a four-year period. Upon vesting, the executives had the right to receive Common Stock in exchange for such units. We accounted for this plan as a compensatory fixed plan under APB Opinion No. 25, which resulted in a compensation charge of approximately $1.3 million of which $264,000 was recognized during 2003. In January 2004, all restricted stock units were vested and these restricted stock units were exchanged for our Common Stock and transferred to the Duratek Deferred Compensation Plan (see note 17).

(c) Stockholder Rights

On December 16, 2003, our Board of Directors approved a stockholder rights plan. Under this plan, each share of our Common Stock and each share of our Cumulative Convertible Redeemable Preferred Stock is accompanied by a right that entitles the holder of that share, upon the occurrence of specified events that may be intended to affect a change in control, to purchase one one-thousandth of a share of Series B Junior Participating Preferred Stock at an exercise price of $58.00. In the event the rights become exercisable, the rights plan allows for our stockholders to acquire our stock or the stock of the surviving corporation, whether or not we are the surviving corporation, at a value that is twice that of the exercise price of the rights. On February 6, 2006, our Board of Directors approved an amendment to the Stockholder Rights Plan that exempted the proposed EnergySolutions merger as a transaction that would trigger the exercise of the rights accompanying the common stock.

(15) Income Taxes

Income taxes for the years ended December 31 2003, 2004, and 2005 consist of the following:

	2003	2004	2005
	(in thousands of dollars)
Current:
State	$933	$984	$953
Federal	6,293	12,197	9,937

	7,226	13,181	10,890

Deferred:
State	1,019	69	269
Federal	3,426	(152)	(508)

	4,445	(83)	(239)

	$11,671	$13,098	$10,651

Income taxes are reconciled to the amount computed by applying the statutory Federal income tax rate of 35% to income before income taxes, equity in income of joint ventures, and cumulative effect of a change in accounting principle as follows:

	2003	2004	2005
	(in thousands of dollars)
Federal income taxes at statutory rate	$9,842	$11,907	$10,111
State income taxes, net of federal tax benefit	1,269	685	794
Other	560	506	(254)

	$11,671	$13,098	$10,651

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2005 are presented below:

	2004	2005
	(in thousands of dollars)
Deferred tax assets:
Accounts receivable principally due to allowance for doubtful accounts	$61	$7
Decontamination and decommissioning liabilities	6,611	6,513
Net operating loss carryforwards	944	538
Accrued compensation	1,469	1,844
Other	943	427

	10,028	9,329
Less valuation allowance	503	578

Net deferred tax assets	9,525	8,751

Deferred tax liabilities:
Prepaid expenses	(1,363)	(1,376)
Plant, equipment and intangibles principally due to differences in depreciation and amortization	(12,733)	(11,871)

Net deferred tax liabilities	$(4,571)	$(4,496)

In 2004, deferred tax liabilities were increased by $1.3 million to correct the recording of certain deferred tax liabilities related to prior year acquisitions.

At December 31, 2005, we had state net operating loss carry forwards, net of valuation allowances, of $33,000 that expire at various dates up to 2022.

In assessing the realizability of deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. We considered income taxes paid during the previous two years, projected future taxable income, the types of temporary differences, and the timing of the reversal of such differences in making this assessment. During 2003, we increased our valuation allowance by $178,000, primarily for certain capital loss carry forwards that may not be realized. During 2004, we decreased our valuation allowance by $147,000. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible, we have deemed a valuation allowance of $503,000 at December 31, 2004 and $578,000 as necessary at December 31, 2005. The net change in the valuation allowance for the year ended December 31, 2005 was an increase of $75,000.

We paid income taxes of $3.5 million in 2003, $16.2 million in 2004, and $5.9 million in 2005. The amount paid in for 2004 includes $4.6 million relating to 2003.

(16) Profit Investment Plan

We maintain a Profit Investment Plan for employees. The Profit Investment Plan permits pre-tax contributions to the Profit Investment Plan by participants pursuant to Section 401(k) of the Internal Revenue Code of 1% to 60% of base compensation. We match 25% of a participant’s eligible contributions based on a

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

formula set forth in the Profit Investment Plan and may make additional matching contributions up to 25% of a participant’s eligible contributions. Our contributions vest at a rate of 20% per year of service. Our matching contributions, which include the 25% of a participant’s eligible contributions for the current fiscal year plus the approved additional matching contribution from the prior fiscal year, were $1.4 million for the year ended December 31, 2003, $1.4 million for the year ended December 31, 2004, and $1.5 million for the year ended December 31, 2005.

(17) Deferred Compensation Plan

In 2003, we established the Duratek, Inc. Deferred Compensation Plan (“the Plan”) to allow certain eligible key employees to defer a portion of their compensation. The participant’s contributions earn income based on the performance of the investment funds they select. As of December 31, 2004, we had deferred compensation of $861,000. As of December 31, 2005, we had deferred compensation of $1.2 million. We were invested in three life insurance products in 2004 and four insurance products in 2005 that are designed to approximate the performance of the investment funds that the participants select. These investments, which are recorded at their fair market value, are included in other assets in our consolidated balance sheets. As of December 31, 2004, the insurance products had a cash surrender value of $793,000. As of December 31, 2005, the insurance products had a cash surrender value of $1.2 million.

In December 2003, the vested portion of the restricted stock units issued to two of our senior executives were contributed to the Plan and in January 2004, the remaining portion of restricted stock units vested and were contributed to the Plan (see note 14). These restricted stock units are being held in trust, and in January 2004, all of the restricted stock units were exchanged for our common stock. Our shares have been contributed to the rabbi trust and the corresponding liability related to the deferred compensation plan is presented as a component of stockholders’ equity as deferred compensation employee stock trust in the amount of $1.3 million.

(18) Related Party Transactions

Two of our executive officers held loans in the amount of $431,000 at December 31, 2003. During 2004, the outstanding balance was repaid.

Joint Venture Financing

On June 29, 2005, we entered into an agreement with UDS, LLC, one of our joint ventures, to loan up to $1.6 million to UDS, LLC for working capital requirements. The loan is subject to interest at the higher of 5% or the prime rate plus 1.0%. Interest is payable monthly, and the entire loan balance must be repaid within one year from the date of the loan. As of December 31, 2005, there were outstanding borrowings to UDS, LLC of $0.6 million. We own 26% of UDS, LLC and share proportionally in its profits and losses. The other partners and their proportionate share include Framatome AMP (48%) and Burns & Roe Enterprises (26%).

(19) Segment Reporting and Business Concentrations

We have three primary segments: (i) Federal Services (“FS”), (ii) Commercial Services (“CS”), and (iii) Commercial Processing and Disposal (“CPD”). We realigned our reporting segments for the following:

•	In 2003, we realigned our reporting segments to include the results of our Memphis operations in the CS segment from the CPD segment. The related revenues were $3.6 million in 2003.

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

•	In 2004, we realigned the following:

•	certain projects from our CS segment to our CPD segment. The related revenues were $1.6 million in 2003 and $1.6 million in 2004.

•	the transportation services provided for customers of the CPD segment in the CS segment from the CPD segment. The related revenues were $4.4 million in 2003 and $2.5 million in 2004.

•	the subcontract services provided by our CS segment to our FS segments in the CS segment from the FS segment. The related revenues were $615,000 in 2003 and $614,000 in 2004.

•	In 2005, we realigned certain projects from our CPD segment to our CS segment. The related revenues were $1.2 million in 2004 and $486,000 in 2005.

The consolidated statement of operations for the years 2003, 2004 and 2005 do not change.

We evaluate the segments’ operating results to measure performance. The following is a brief description of each of the segments:

(a) FS Segment

Our FS segment is focused on providing the following services to support major programs in the DOE:

•	on-site waste disposition services;

•	site closure services;

•	nuclear facility operations and commissioning services;

•	engineering design and technology research; and

•	safety, health, and quality assurance services.

(b) CS Segment

Our CS segment provides a broad range of technologies and services to nuclear power plants, government and industrial facilities, universities, and research/pharmaceutical laboratories in the following areas:

•	on-site liquid and solid waste processing;

•	transportation logistics;

•	transportation services;

•	license stewardship;

•	decontamination and decommissioning;

•	project services; and

•	radiological engineering services.

We also provide technical support services to our commercial clients including project management, engineering, radiation protection support, and environmental consulting.

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

(c) CPD Segment

Our CPD segment operates two facilities in Tennessee and two facilities in South Carolina. At the Tennessee facilities, we use multiple technologies to volume reduce and package customer waste for final disposition such as:

•	incineration;

•	compaction;

•	metal melting and decontamination; and

•	treatment under our bulk waste assay program (“GARDIAN”).

At the South Carolina facilities, we perform the following services:

•	operate a low-level radioactive waste disposal facility in Barnwell, South Carolina on behalf of the State of South Carolina;

•	process and package materials for disposal; and

•	specialty waste processing for nuclear power plants.

	As of and for the Year Ended December 31, 2003
	FS	CS	CPD	Unallocated Items	Consolidated
	(in thousands of dollars)
Revenues from external customers(1)	$125,224	$78,349	$82,328	$—	$285,901
Income from operations	11,847	14,752	8,347	—	34,946
Interest expense	—	—	—	(6,903)	(6,903)
Other income, net	—	—	—	76	76
Income taxes	—	—	—	11,671	11,671
Equity in income of joint ventures	250	—	—	(48)	202
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(2,414)	(2,414)
Net income	12,097	14,752	8,347	(20,960)	14,236
Depreciation and amortization expense	1,093	2,400	6,754	5,032	15,279
Goodwill	32,244	30,411	8,142	—	70,797
Other long-lived assets(2)	1,352	24,249	47,300	1,233	74,134
Capital expenditures for additions to property, plant and equipment	180	2,565	1,823	271	4,839
Total assets	70,678	68,446	99,883	44,137	283,144

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

	As of and for the Year Ended December 31, 2004
	FS	CS	CPD	Unallocated Items	Consolidated
	(in thousands of dollars)
Revenues from external customers(1)	$115,565	$84,942	$85,706	$—	$286,213
Income from operations	16,411	14,351	9,830	—	40,592
Interest expense	—	—	—	(6,970)	(6,970)
Other income, net	—	—	—	398	398
Income taxes	—	—	—	13,098	13,098
Equity in income of joint ventures	204	—	—	(80)	124
Net income	16,615	14,351	9,830	(19,750)	21,046
Depreciation and amortization expense	443	2,440	6,540	1,216	10,639
Goodwill	32,671	31,316	8,142	—	72,129
Other long-lived assets(2)	1,240	23,372	43,673	1,613	69,898
Capital expenditures for additions to property, plant and equipment	186	2,669	2,129	1,258	6,242
Total assets	70,736	69,740	92,735	35,326	268,537

	As of and for the Year Ended December 31, 2005
	FS	CS	CPD	Unallocated Items	Consolidated
	(in thousands of dollars)
Revenues from external customers(1)	$115,607	$79,557	$86,048	$—	$281,212
Income from operations	14,583	9,992	10,822	—	35,397
Interest expense	—	—	—	(6,539)	(6,539)
Other income, net	—	—	—	31	31
Income taxes	—	—	—	10,651	10,651
Equity in income of joint ventures	245	—	—	(60)	185
Net income	14,828	9,992	10,822	(17,219)	18,423
Depreciation and amortization expense	619	2,272	5,793	1,163	9,847
Goodwill	32,671	31,316	8,142	—	72,129
Other long-lived assets(2)	1,053	22,730	38,203	2,524	64,510
Capital expenditures for additions to property, plant and equipment	589	1,596	2,015	520	4,720
Total assets	73,257	70,614	92,085	27,958	263,914

(1)	Intercompany revenues have been eliminated and are not material for the years ended December 31, 2003, 2004 and 2005. Revenues by segment represent revenues earned based on third party billing to customers.
(2)	Other long-lived assets include property, plant and equipment and other intangible assets.

(d) Business Concentrations

Our revenues are derived primarily from contracts with utility companies and from subcontracts with a number of DOE prime contractors. Our revenues are derived almost equally from government and commercial customers. Revenues from DOE contractors and subcontractors represented approximately 45% of consolidated revenues in 2003, 43% in 2004, and 47% in 2005. The Federal Services work that we performed for customers that represent greater than 10% of our consolidated revenues were with prime contractors Bechtel Corporation and Fluor Corporation. No commercial customer represented more than 10% of consolidated revenues for the years ended December 31, 2003, 2004, and 2005.

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts relating to DOE contractors and subcontractors amounted to and $12.7 million and $18.8 million, respectively, at December 31, 2004, and $12.8 million and $28.4 million respectively, at December 31, 2005.

The CPD segment is primarily reliant upon a single provider for its burial services for both customer and secondary waste disposal. We have an agreement in place at set rates through December 31, 2007.

(20) Commitments and Contingencies

(a) Leases

We have several noncancellable leases that cover real property and machinery and equipment. Such leases expire at various dates with, in some cases, options to extend their terms. Several of the leases contain provisions for rent escalation based primarily on increases in real estate taxes and operating costs incurred by the lessor. Rent expense on noncancellable leases was $3.5 million for the year ended December 31, 2003, $3.9 million for the year ended December 31, 2004, and $3.4 million for the year ended December 31, 2005.

We are obligated under capital leases covering computer equipment and certain machinery and equipment that expire at various dates during the next four years. At December 31, 2004 and 2005, the gross amount of plant and equipment and related accumulated amortization recorded under capital leases were as follows:

	2004	2005
	(in thousands of dollars)
Computer equipment	$530	$1,742
Machinery and equipment	1,197	1,270
Trucks and vehicles	829	829

	2,556	3,841
Less accumulated amortization	1,971	2,570

	$585	$1,271

Amortization of assets held under capital leases is included with depreciation and amortization expense.

The following is a schedule of future minimum annual lease payments for all operating and capital leases with initial or remaining lease terms greater than one year at December 31, 2005:

	Operating	Capital
Years ending December 31,	(in thousands of dollars)
2006	$2,960	$621
2007	2,242	520
2008	1,859	194
2009	1,541	—
2010 and beyond	8,637	—

Future minimum lease payments	$17,239	1,335

Less portion representing interest		106
Less current portion of capital lease obligations		554

Long-term portion of capital lease obligations		$675

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

The short-term portion of the capital lease obligations is included in accrued expenses and other current liabilities. The long-term portion of the capital lease obligations is included in other noncurrent liabilities in our consolidated balance sheets.

(b) Financial Assurance Instruments

We are required to post, from time to time, standby letters of credit and surety bonds to meet certain customer contract requirements. We do not directly post financial assurance instruments or other guarantees for our subcontractors. As of December 31, 2005, we had outstanding assurance instruments of $16.8 million, including $8.2 million in letters of credit and $8.7 million in surety bonds, which expire at various contract completion dates. We have entered into certain indemnification agreements with the providers of the surety bonds, which would require funding only if we failed to perform under the contracts being insured and the surety bond issuer was obligated to make payment to the insured parties. The letters of credit are issued under our bank credit facility up to $15.0 million as a sub-limit to the $30.0 million revolving line of credit. In addition, the credit facility provides for the ability to obtain supplemental letters of credit, as defined in the credit facility. As of December 31, 2005, we had no outstanding supplemental letters of credit. Effective July 22, 2005, the credit facility was amended to increase the supplemental letters of credit from $10.0 million to $20.0 million. The credit facility limits the total amount of outstanding supplemental letters of credits and surety bonds to $35.0 million. Therefore, we are able to issue up to $50.0 million in financial assurance instruments under our credit facility.

(c) Legal Proceedings

In February of 2003, we filed multiple claims, including misappropriation of trade secrets, unfair trade practices, and patent infringement against AVANTech, Inc. in the Federal Court of South Carolina. AVANTech, Inc. then filed numerous counterclaims against us. All counterclaims brought against us by AVANTech, Inc. were dismissed by summary judgment. In October 2005, a South Carolina jury found against us on all of our claims. AVANTech, Inc has stated that they would petition the court for an award of attorneys’ fees in an amount that has not been determined. To date, no petition for attorneys’ fees has been made; however, we cannot provide any assurance that a claim for a material amount of attorneys’ fees will not be asserted. We intend to appeal this decision.

In December 2003, we received a Request for Equitable Adjustment (“REA”) from a subcontractor, Performance Abatement Services, Inc. (“PAS”), that seeks a price adjustment of approximately $6.7 million to an ongoing, fixed-price subcontract between PAS and Duratek Federal Services, Inc. for asbestos-abatement services. The subcontract at issue arises under a fixed-price contract that we are performing for Bechtel Jacobs Company, LLC (“Bechtel Jacobs”). PAS has claimed amounts based on an extrapolation of their total anticipated cost through completion of this project over a substantially extended performance period, not just based on costs incurred to date. It assumes ongoing project inefficiencies resulting from nine alleged causes.

We received REAs totaling $300,000 for two of the nine sub-claims during 2004 and some of the other claims have been settled or dropped. In 2005, there were no REAs received relating to the sub-claims. We are still evaluating the remaining REAs. PAS continues to pursue REAs totaling $2.9 million, most of which we believe are unsupported. We are negotiating with both Bechtel Jacobs and PAS to resolve the outstanding REAs. We believe that we have valid defenses to most if not all of the claims, however, it is possible that some payment to PAS that is not passed on to Bechtel Jacobs may be required to resolve these claims.

On September 21, 2004, Washington State Department of Ecology (“Ecology”) issued a Notice of Penalty Incurred and Due No. 1672 with a fine of $270,000 jointly and severally assessed against the U.S. Department of

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Energy—Richland Operations, the U.S. Department of Energy—Office of River Protection, Fluor Hanford Incorporated, and Duratek Federal Services of Hanford, Inc. Ecology issued the Notice of Penalty listing four types of violations: Facility Reporting, Personnel Training, Facility Record Keeping, and General Waste Analysis. The four issues are positions that Ecology has taken relating to how certain drums of material sent off site for treatability studies were handled. All the named parties disagree with the finding and are working as a joint defense team. The DOE is leading the appeal effort, and the named parties filed an appeal with Ecology in Hanford, Washington on October 20, 2004. The Department of Justice has joined the appeal in support of the DOE, Fluor Hanford, and Duratek. Discovery has been completed and summary judgment motions were filed during the first week of February 2006.

In addition, from time to time, we are a party to litigation or administrative proceedings relating to claims arising from our operations in the normal course of our business. Our management believes that the ultimate resolution of matters in litigation, administrative proceedings, or other matters, including those described above, currently pending against us is unlikely, either individually or in the aggregate, to have a material adverse effect on our results of operations or financial condition.

(21) Subsequent Events

On February 6, 2006, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with EnergySolutions, LLC (formerly known as Envirocare of Utah, LLC), a Utah limited liability company (“EnergySolutions”), and Dragon Merger Corporation, a Delaware corporation and a wholly owned subsidiary of EnergySolutions. Pursuant to the terms of the Merger Agreement, EnergySolutions will acquire all of our outstanding shares of Common Stock for an aggregate consideration of approximately $327.0 million in cash. Upon the effectiveness of this merger, each issued and outstanding share of our Common Stock will be converted into the right to receive $22.00 in cash, without interest, and each outstanding stock option, whether or not vested, will convert into the right to receive the excess, if any, of the $22.00 per share merger consideration over the per share exercise price of the option, less any tax withholding.

In addition, we have agreed, among other things and subject to certain exceptions as described in the Merger Agreement, (i) to conduct our business in the ordinary course consistent with past practice during the interim period between the execution of the Merger Agreement and consummation of this merger, (ii) not to engage in certain transactions during such period, (iii) to cause a stockholder meeting to be held to consider approval of this merger and the other transactions contemplated by the Merger Agreement, (iv) subject to certain limited exceptions to permit the board of directors to comply with their fiduciary duties, for our board of directors to recommend that the stockholders adopt the Merger Agreement and thereby approve this merger, and (v) subject to certain limited exceptions to permit the board of directors to comply with their fiduciary duties, not to solicit proposals relating to alternative business combination transactions, or to enter into discussions concerning, or to provide information in connection with, alternative business combination transactions.

Consummation of the merger is subject to a number of conditions, including stockholder approval, absence of any law or order prohibiting the consummation of this merger, expiration, or termination of the applicable Hart-Scott-Rodino Antitrust Improvements Act waiting period, and certain other customary conditions.

We expect to submit the Merger Agreement and the merger described above to stockholders for their consideration during the second quarter of 2006 and to close this merger promptly following receipt of stockholder and regulatory approval.

DURATEK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Pursuant to the terms of the Merger Agreement, EnergySolutions and Duratek each have certain termination rights. Upon termination of the Merger Agreement under specified circumstances, we may be required to pay EnergySolutions a termination fee of approximately $8.6 million. In addition, if this merger cannot be closed or is delayed for longer than twelve months due to certain regulatory or legal restrictions, EnergySolutions has agreed to pay to us a “reverse break-up fee” of $5.0 million in cash and to provide a prepayment credit of $12.0 million to one of our subsidiaries for waste disposal services performed by EnergySolutions under an existing commercial contract between the parties.

(22) Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(in thousands of dollars, except per share amounts)
Revenues	$64,182	$73,555	$77,403	$71,073	$286,213
Gross profit	15,932	17,707	24,842	16,417	74,898
Income from operations	7,285	10,315	16,836	6,156	40,592
Net income	3,085	5,638	9,318	3,005	21,046
Net income attributable to common stockholders	3,073	5,598	9,310	3,002	20,983
Income per common share:
Basic	$0.22	$0.40	$0.65	$0.21	$1.48
Diluted	$0.21	$0.38	$0.63	$0.20	$1.42

	Year Ended December 31, 2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(in thousands of dollars, except per share amounts)
Revenues	$70,612	$74,958	$67,113	$68,529	$281,212
Gross profit	17,732	18,102	14,407	19,672	69,913
Income from operations	9,319	10,218	6,002	9,858	35,397
Net income	4,860	5,294	2,820	5,449	18,423
Income per common share:
Basic	$0.33	$0.36	$0.19	$0.37	$1.25
Diluted	$0.32	$0.35	$0.18	$0.36	$1.21

Independent Auditor’s Report

The Board of Directors and Shareholder of Reactor Sites Management Company Limited

We have audited the accompanying combined balance sheets of Reactor Sites Management Company Limited (the Company) as of March 31, 2006 and 2007, and the related combined income statements, statements of changes in parent company equity, and cash flows for each of the two years in the period ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Reactor Sites Management Company Limited at March 31, 2006 and 2007, and the combined results of its operations and its cash flows for each of the two years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

London, England

September 5, 2007

Reactor Sites Management Company Limited

Combined Balance Sheets

March 31, 2006 and 2007

	Note	2006		2007
		(in millions of pounds sterling)
Assets
Current assets:
Cash and cash equivalents		1		—
Restricted cash	5	2		2
Contract earnings receivable from the NDA	8	207		244
Due from affiliated company		—		6

Total current assets			210		252
Other receivables	2		6		99

Total Assets			216		351

Liabilities and parent company equity
Current liabilities
Accounts payable		75		74
Due to affiliated company		33		23
Accrued expenses	6	64		103
Deferred tax liabilities	4	—		2
Other liabilities	6	38		46

Total current liabilities			210		248
Liability for pension benefits	2		6		98

Total liabilities			216		346
Parent company equity
Retained earnings			—		5

Total liabilities and parent company equity			216		351

See accompanying notes to combined financial statements.

Reactor Sites Management Company Limited

Combined Income Statements

Years Ended March 31, 2006 and 2007

	Note	2006	2007
		(in millions of pounds sterling)
Revenues		577	668
Cost of revenues		(548)	(633)

Gross profit		29	35
Selling, general and administrative expenses		(1)	(1)
Restructuring of pension arrangements	3	—	(8)

Income before income taxes		28	26
Income tax expense	4	(8)	(7)

Net income		20	19

See accompanying notes to combined financial statements.

Reactor Sites Management Company Limited

Combined Statements of Changes in Parent Company Equity

Years Ended March 31, 2006 and 2007

	Parent Company Equity and Retained Earnings	Accumulated other comprehensive income	Total Parent Company Equity
	(in millions of pounds sterling)
Balances at April 1, 2005	—	—	—
Net income	20	—	20
Distribution	(20)	—	(20)
Actuarial net gain	—	62	62
Tax on actuarial net gain	—	(18)	(18)
Pension liability borne by the NDA, net of tax of £18 million	—	(44)	(44)

Balances at March 31, 2006	—	—	—
Net income	19	—	19
Distribution	(14)	—	(14)
Actuarial net loss	—	(114)	(114)
Tax on actuarial net loss	—	34	34
Pension liability borne by the NDA, net of tax of £34 million	—	80	80

Balances at March 31, 2007	5	—	5

See accompanying notes to combined financial statements.

Reactor Sites Management Company Limited

Combined Statements of Cash flows

Years Ended March 31, 2006 and 2007

	2006	2007
	(in millions of pounds sterling)
Cash flows from operating activities:
Net income	20	19
Adjustments to reconcile net income to net cash provided by operating activities:
Changes in operating assets and liabilities:
Increase in contract earnings receivable from the NDA	(51)	(37)
Increase in other receivables	58	15
(Decrease) increase in trade amounts payable	58	(1)
Increase (decrease) in other liabilities	(9)	48
Net change in pension plan liability	(58)	(22)
Increase in deferred tax liabilities	—	2

Net cash operating activities	18	24
Cash flows from financing activities:
Distribution	(18)	(25)

Net cash used in financing activities	(18)	(25)
Net decrease in cash and cash equivalents	—	(1)
Cash and cash equivalents at beginning of year	1	1

Cash and cash equivalents at end of year	1	—

See accompanying notes to combined financial statements.

Reactor Sites Management Company Limited

Notes to Combined Financial Statements

Years Ended March 31, 2006 and 2007

(1)    Summary of Significant Accounting Policies

(a) Description of Business and Basis of Preparation

The accompanying combined financial statements prepared on a carve-out basis reflect the operations of the Reactor Sites business of the British Nuclear Fuels Plc group (“BNFL”) that operates four reactors at two generating nuclear power sites and manages the decommissioning of 18 reactors at eight dormant sites in the UK under a contract with, and on behalf of, their owner, the Nuclear Decommissioning Authority, a UK government body (“NDA”). The combined financial statements comprise the operations of Reactors Sites Management Company Limited (“RSMC” or “we”), its subsidiary, Magnox Electric Limited (“Magnox”), and Magnox’s subsidiary, Energy Sales and Trading Limited (“ESTL”) (collectively, the “Company” or the “Group”). They exclude the trade, assets and liabilities of the power stations which continue to be owned by the NDA.

On June 26, 2007, BNFL, a company 100% owned by the UK government, completed the sale of the entire issued share capital of RSMC, a wholly owned subsidiary of BNFL, to the group of companies headed by EnergySolutions, LLC, a US based company.

Magnox, through its ESTL subsidiary, provided advisory and administration services to the NDA in respect of the trading of electricity generated by the power stations which it manages but transferred all of this business to British Energy plc with effect from March 31, 2007. The results of this operation included herein are, however, not material to these combined financial statements.

These combined financial statements reflect the management agreement between Magnox and the NDA, as described above, prepared under the “carve-out” basis of presentation and in accordance with US GAAP, for the fiscal years ended March 31, 2006 and 2007. However, the combined financial statements included herein may not necessarily be indicative of the continuing financial position, results of operations or cash flows had the business operated as a separate entity during the periods presented or for future periods.

These combined financial statements include allocations for various expenses, including corporate administrative expenses historically recorded by BNFL and not recorded in the accounts of the continuing Magnox business. These include, amongst other things, corporate overheads and the costs of certain compensation arrangements. The corporate overheads have been allocated based on the actual amounts incurred by BNFL and directly attributable to the continuing Magnox business. The costs of compensation arrangements, principally relating to employee bonuses, have been allocated based on the actual amounts incurred by BNFL, as these amounts relating to the business are separately identifiable. No interest expense or cash has been allocated to the business as there was no corresponding debt used to finance its operations. Management considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs had the continuing business operated as a standalone business during the periods presented. A management charge of £35 million (2006: £29 million) was paid by Magnox to BNFL. After offsetting the allocation of costs from the prior parent company, the balance of £14 million (2006: £20 million) has been recorded as a distribution payable to BNFL in these combined financial statements.

The parent company equity balance in these combined financial statements constitutes BNFL’s investment in the continuing business and represents the excess of total assets over total liabilities of that business. The parent company equity balance includes the effects of the various allocations described above and the business’ cumulative net income, including income recognized directly in equity.

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

(b) Cash and Cash Equivalents

We consider all cash on deposit, money market accounts, and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents. We maintain cash and cash equivalents in bank deposit and other investment accounts. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on cash or cash equivalents.

(c) Revenue Recognition

We record revenues when all of the following conditions exist: (i) evidence of an agreement with our customer; (ii) work has actually been performed; (iii) the amount of revenues can be reasonably estimated and (iv) collection from our customer is reasonably assured.

Our services are provided under cost-reimbursable award and/or incentive-fee contracts. All revenue is earned from the contract in place with the NDA. We are reimbursed for allowable costs in accordance with contractual provisions. If our costs exceed the contract ceiling or are not allowable under the provisions of the contract, we may not be able to obtain reimbursement for such costs. We earn performance based incentive fees and efficiency saving fees in addition to cost reimbursements if we meet certain contract provisions, including schedule, budget, and safety milestones. Monthly assessments are made to measure the amount of revenues earned in accordance with established contract provisions. Performance based incentive fees and efficiency saving fees are accrued when estimable and collection is reasonably assured.

Accounting for revenues earned under the NDA contract may require assessments that include an estimate of the amount that has been earned on the contract and are usually based on the volumes that have been processed or disposed, milestones reached or the time that has elapsed under the contract. Each element of the contract is unique with regard to scope, schedule and delivery methodology. Accordingly, each element is reviewed to determine the most reliable measure of completion for revenue recognition purposes. Input measures such as costs incurred to total contract costs are used only when there are no quantifiable output measures available and represent a reasonable basis for determining the relative status of the project given that, in many cases, costs are the basis for determining the overall contract value and timing.

Revisions to revenues, costs and profit estimates or measurements of the extent of progress toward completion are changes in accounting estimates accounted for in the period of change (cumulative catch-up method). Contract earnings receivable from the NDA represent amounts recognized as revenues that have not been received from the NDA.

(d) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The carrying amount of accounts receivable represents estimated net realizable value. Allowances for doubtful accounts reflect management’s best estimate of the amounts that will not be collected based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. We have not recorded an allowance for doubtful accounts as of March 31, 2006 and 2007.

(e) Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We establish a valuation allowance if we determine that it is more likely than not that a deferred tax asset will not be realized.

(f) Pensions and Other Post-retirement Plans

We provide pension schemes for the benefit of the majority of our employees. The schemes are funded by contributions partly from the employees and partly from the Company.

We participate in a multi-employer scheme (the Combined Pension Scheme, “CPS”) which is accounted for as a defined contribution scheme. Pension charges in relation to the defined contribution scheme are charged to the combined income statement during the year.

We also participate in a defined benefit scheme for our employees (the Electricity Supply Pension Scheme, “ESPS”) for which payments are made to a separately administered fund. We have adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS No. 158 requires us to recognise the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognise changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of March 31, 2006 and 2007 under SFAS No. 158 for the ESPS was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis.

We believe that the assumptions utilized in recording our obligations under the plan are reasonable based on our experience and market conditions. The net periodic costs are recognised as employees render the services necessary to earn the postretirement benefits.

(g) Use of Estimates

The preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Significant estimates and judgments made by management include: (i) proportion of completion on an element of our contract with the NDA, (ii) provision for a valuation allowance on deferred tax assets, (iii) provision for restructuring and (iv) contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ significantly from those estimates.

(h) Leases

We have several non-cancellable leases that cover machinery and equipment and motor vehicles. Such leases expire at various dates with, in some cases, options to extend their terms. We did not have any capital leases during March 31, 2006 and 2007. Minimum rent payments under operating leases are recognised on a straight line basis over the term of the leases.

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

(i) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(j) New Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We do not expect the provisions of this interpretation to have a material impact on our financial condition or results of operations.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet completed our analysis of the impact that the implementation of SFAS No. 157 will have on our results of operations or financial condition, but we do not expect the provisions of this statement to have a material impact on our financial condition or results of operations.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides entities with the one-time option to measure financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet completed our analysis of the impact that the implementation of SFAS No. 159 will have on our results of operations or financial condition, but we do not expect the provisions of this statement to have a material impact on our financial condition or results of operations.

(2)    Pension and Other Post-Retirement Benefits

We provide pension schemes for the benefit of the majority of our employees. The schemes are funded by contributions partly from the employees and partly from the Company.

The Combined Pension Scheme (CPS)

We participate in the Combined Pension Scheme which is a multi-employer scheme that provides defined benefits to its members and is accounted for as a defined contribution scheme, contributions are paid to and benefits are paid by Her Majesty’s Government via the Consolidated Fund.

In common with other unfunded public sector schemes the CPS does not have the attributes of typical private sector pension schemes. Any surplus of contributions made in excess of benefits paid out in any year is

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

surrendered to the Consolidated Fund and any liabilities are met from the Consolidated Fund via the annual Parliamentary vote. Her Majesty’s Government does not maintain a separate fund.

We have a continuing obligation to the CPS to pay contribution rates for active members specified by the actuary in the periodic valuation reports. The pension expense, representing our contributions, included in the income statement for 2007 was £2 million (2006: £nil) of which £0.2 million (2006: £nil) was outstanding as at 31 March 2007.

The Electricity Supply Pension Scheme (ESPS)

We operate a defined benefit pension scheme, the Electricity Supply Pension Scheme. Actuarial gains and losses are generally amortized subject to the corridor, over the average remaining service life of our active employees. As unrecognised gains and losses fall within the corridor at all reporting dates, no amounts have been amortised.

The following table sets forth a reconciliation of the plan’s beginning and ending balances of the benefit obligation:

	2006	2007
	(in millions of pounds sterling)
Benefit obligation at end of prior year	1,483	1,662
Company service cost	21	26
Interest cost	79	81
Plan participants’ contributions	8	7
Termination benefits	14	16
Acquisitions/ divestments/ combinations	—	(23)
Benefits paid	(77)	(81)
Actuarial (gain)/ loss	134	55

Benefit obligation at end of year	1,662	1,743

The termination costs relate to early retirement benefits provided to employees who have left service involuntarily before normal retirement age and have been granted an unreduced early retirement pension. These are contractual termination benefits required under the Scheme rules.

The following table sets forth a reconciliation of the plan’s beginning and ending balances of the fair value of plan assets:

	2006	2007
	(in millions of pounds sterling)
Fair value of plan assets at end of prior year	1,357	1,656
Actual return on plan assets	287	41
Actual employer contributions	81	48
Actual participants’ contributions	8	7
Actual benefits paid	(77)	(81)
Acquisitions/ divestments/ combinations	—	(26)

Fair value of plan assets at end of year	1,656	1,645

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at March 31, 2006 and 2007.

	2006	2007
	(in millions of pounds sterling)
Benefit obligation at March 31	(1,662)	(1,743)
Fair value of plan assets at March 31	1,656	1,645

Funded status at end of year	(6)	(98)

Amounts recognised in the balance sheet consist of:
Non current liabilities	6	98

Amounts recognized in accumulated other comprehensive income consists of:

	2006	2007
	(in millions of pounds sterling)
Actuarial net (loss) gain	62	(53)

The accumulated benefit obligation for the pension plan was £1,502 million and £1,433 million at March 31, 2006 and 2007, respectively. Net periodic benefit costs recognized in 2007 and 2006 was:

	2006	2007
	(in millions of pounds sterling)
Service cost	21	26
Interest cost	79	81
Expected return on assets	(92)	(100)
Loss due to settlements, curtailments and terminations	14	16

	22	23

As part of the arrangements for the reorganization of the nuclear industry by the UK Government, the NDA agreed to assume the responsibility for any deficit (and obtains the benefit of any surplus) arising from the participation of Magnox employees in the Electricity Supply Pension Scheme. In order to reflect this arrangement, these financial statements include an amount recoverable from the NDA (included within other receivables) equal in amount to the recorded ESPS liability, net of tax, with a corresponding credit in either the income statement or other comprehensive income, offsetting a portion of the after tax pension charges.

Weighted average assumptions used to determine benefit obligations at March 31, 2006 and 2007 were as follows:

	2006	2007
Discount rate	4.90%	5.40%
Expected rates of return on long term assets	6.10%	6.10%
Rate of compensation increase	4.00%	4.20%
Pension increases	3.00%	3.20%
Deferred benefit increases	3.00%	3.20%
Inflation rate	3.00%	3.20%

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

Our overall expected long-term rate of return on assets is 6.10%. The overall expected long-term rate of return is based on our view of the expected long term rates of return of each major asset category taking into account the proportions of assets held in each category at the relevant reporting date. The expected rate of return for equities was determined by adding a long term equity risk premium to a risk-free rate. The equity risk premium reflects our view of expected long term returns on equities in excess of the risk free rate, taking into account historic returns and current market conditions. The expected return on debt securities is based upon an analysis of current yields on portfolios of similar quality and duration.

The asset allocation of our pension benefits at March 31, 2006 and 2007 were as follows:

	2006	2006	2007	2007
	(in millions of pounds sterling)%		(in millions of pounds sterling)%
Asset Category:
Equity securities	833	50.3	578	35.1
Property	120	7.2	124	7.5
Government bonds	515	31.1	763	46.4
Corporate bonds	99	6.0	93	5.7
Other	89	5.4	87	5.3

	1,656	100.0	1,645	100.0

Our investment policy is set by the Trustees of the pension scheme, after consultation with the employer. The investment policy and appointed investment managers are reviewed regularly by a sub set of the trustees who form an Investment Committee, reporting into the full Trustee body. Independent investment advice is taken by the Investment Committee. The investment policy has regard to the timing and nature of future cash flows, as well as to the risk characteristics of both the liabilities and the assets held.

The investment objective is to maximise returns subject to there being sufficient assets and cash flow available to pay members’ benefits as and when they fall due. The Trustees hold a diverse range of assets. As of March 31, 2007 the Trustee’s investment benchmark was as follows:

UK equities	19%
Overseas equities	14%
Bonds	53%
Property, infrastructure and tactical	14%

The Trustees have a policy of cash management to ensure that sufficient liquid funds are available when divestments are required to meet benefit payment obligations as they become payable.

We expect to contribute £44 million to our defined benefit pension plan in 2008.

The benefits expected to be paid from the pension plan each year 2008 – 2012 are £102 million, £106 million, £109 million, £112 million and £116 million, respectively. The aggregate benefits expected to be paid in the five years from March 31, 2012 are £639 million. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at March 31, 2007 and include estimated future employee service.

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

Actuarial losses included in accumulated other comprehensive income expected to be recognised as a component of net periodic pension costs in 2008 is not material.

(3)    Restructuring of Pension Arrangements

Prior to March 31, 2007, there was a single section of the ESPS in which all Magnox employees and some other BNFL group employees participated. The whole of any deficit existing in the scheme was considered to be recoverable under our contractual arrangements with the NDA and a corresponding asset recorded. Immediately prior to the year end, based on discussions with the trustees, BNFL made a payment into the pension scheme to facilitate the further sectionalisation of the pension scheme as part of the creation of and preparation for sale of the RSMC business by the BNFL Group. This resulted in a reduction in the amounts previously considered to be recoverable from the NDA. Furthermore, as of March 31, 2007, the further sectionalisation of the pension scheme took place and a surplus relating to other parts of the BNFL Group was identified. The surplus was eliminated from our financial statements giving rise to a further adjustment to the amount recoverable from the NDA. The impact of these two adjustments to the amount of the pension deficit recoverable from the NDA gave rise to an £8 million charge to the income statement and has been recorded separately as a cost of restructuring our pension arrangements.

(4)    Income Taxes

Total income taxes for the years ended March 31, 2006 and 2007 were allocated as follows:

	2006	2007
	(in millions of pounds sterling)
Income from continuing operations	8	7

Income tax expense attributable to income from the continuing operations for the years ended March 31, 2006 and 2007 consists of:

	2006	2007
	(in millions of pounds sterling)
Current	8	5
Deferred	—	2

	8	7

(a) Tax Rate Reconciliation

Income tax attributable to income from continuing operations was £7 million in the year ended March 31, 2007 and £8 million in the year ended March 31, 2006 and did not differ from the amounts computed by applying the UK corporation tax rate of 30% to pretax income from continuing operations.

On March 21, 2007, it was announced that the standard rate of UK corporation tax was to be reduced to 28% but such change was not enacted prior to March 31, 2007. Therefore, for the purpose of the combined financial statements for the years ended March 31, 2006 and 2007, the standard corporation tax of 30% has been applied.

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

(b) Deferred Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2006 and 2007 are presented below.

	2006	2007
	(in millions of pounds sterling)
Deferred tax assets—current:
Other timing differences	—	1

Deferred tax assets—current	—	1

Deferred tax liabilities—current:
Other timing differences	—	(3)

Deferred tax liabilities—current	—	(3)

Net deferred tax liabilities—current	—	(2)

Deferred tax assets—noncurrent:
Pension	2	30

Deferred tax assets—noncurrent	2	30

Deferred tax liabilities—noncurrent
Pension	(2)	(30)

Deferred tax liabilities—noncurrent	(2)	(30)

Net deferred tax liabilities—noncurrent	—	—

In assessing our ability to realize deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets will be realized. We have determined that no valuation allowance is necessary as of March 31, 2006 or 2007.

(5)    Restricted cash

Restricted cash includes cash held in relation to the Energy Sales and Trading operations which ceased trading from April 1, 2007. This cash is repayable under contract to the NDA. A liability is included in other liabilities for £2 million as at March 31, 2007 (2006: £2 million).

(6)    Accrued Expenses and Other Liabilities

Accrued expenses as of March 31, 2006 and 2007 consist of the following:

	2006	2007
	(in millions of pounds sterling)
Restructuring costs	11	22
Salaries and related expenses	16	26
Accrued project costs	24	11
Electricity trading supply contacts	4	40
Other taxes and social security costs	9	4

Total accrued expenses	64	103

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

The nuclear reactor sites managed by the Company undergo lifecycles which require different levels of resource. As a result we have a termination benefit accrual which is included in restructuring costs. For the year ended March 31, 2007, redundancy charges of £15 million were recorded (2006: £8 million) leaving a closing accrual of £17 million at March 31, 2007 (2006:£11 million).

For the years ended March 31, 2006 and 2007 we redeployed an element of our central functions to the local reactor sites. A redundancy charge of £7 million was booked in the year ended March 31, 2007 (2006: £0.3 million) relating to 35 staff. The closing accrual relating to these redundancies at March 31, 2007 was £5 million (2006:£nil).

Other liabilities as of March 31, 2006 and 2007 consist of the following:

	2006	2007
	(in millions of pounds sterling)
Value added taxes payable	36	44
Restricted cash payable to the NDA	2	2

Total other liabilities	38	46

(7)    Leases

We have several non-cancellable leases that cover machinery and equipment and motor vehicles. Such leases expire at various dates with, in some cases, options to extend their terms. We did not have any capital leases during March 31, 2006 and 2007.

Minimum rent payments under operating leases are recognised on a straight line basis over the term of the leases. Rental expense on non-cancellable operating leases was £281,000 and £103,000 for the year ended March 31, 2006 and 2007, respectively.

Future minimum annual rentals under non-cancellable operating leases as of March 31, 2007 are:

(in thousands of pounds sterling)
Year ending March 31,
2008	274
2009	63
2010	45
2011	24
2012	4

Total minimum lease payments	410

Our lease commitments represent a reimbursable cost which is recharged to the NDA as part of the contract for services described in note 1.

(8)    Related party transactions

Undertakings under common control of Her Majesty’s Government include the NDA. During the year ended March 31, 2007, we earned revenue of £668 million from the NDA for the provision of services related to the operation and decommissioning of the Magnox power stations (2006: £577 million). Costs under management of

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

£633 million were incurred on behalf of the NDA during the year ended March 31, 2007 in relation to the costs associated with the operation and decommissioning of the power stations (2006: £548 million). As at March 31, 2007 there was a balance owed by the NDA to the Company of £244 million (2006: £207 million).

At March 31, 2007 Magnox held £2 million in restricted cash for Energy Sales and Trading Limited operations which ceased trading from April 1, 2007, which is re-payable to the NDA (2006: £2 million). A liability is included in other liabilities for £2 million as at March 31, 2007 (2006: £2 million).

As part of the arrangements for the reorganization of the nuclear industry by the UK Government, the NDA agreed to assume the responsibility for any deficit (and obtains the benefit of any surplus) arising from the participation of Magnox employees in the Electricity Supply Pension Scheme. In order to reflect this arrangement, these financial statements include an amount recoverable from the NDA of £99 million at March 31, 2007 (included within other non-current receivables) (2006: £6 million).

The Company was a wholly owned subsidiary of British Nuclear Fuels Plc during the year ended March 31, 2007. During the year we declared a distribution payable to British Nuclear Fuels Plc of £14 million (2006: £20 million). In addition we provided central services to other affiliated companies within the British Nuclear Fuels Plc group as part of our ordinary course of business and at March 31, 2007 the outstanding balance due to us from affiliated companies was £6 million (2006: £nil) and we owed affiliated companies £23 million (2006: £33 million).

(9)    Legal Proceedings

We are subject to various claims and legal proceedings covering matters that arise in the ordinary course of our business activities. We believe any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on our consolidated financial position, operating results and cash flows.

(10)    Subsequent Events

During the year ended March 31, 2007 BNFL decided to sell RSMC. To facilitate the sale, all the issued share capital of Magnox was transferred from British Nuclear Group Limited to RSMC. The sale of RSMC to EnergySolutions, LLC completed on June 26, 2007.

Participation in the Combined Pension Scheme (CPS) is only available to employees of publicly owned entities, therefore as a consequence of the sale of RSMC to EnergySolutions, LLC all employees of RSMC and Magnox who were members of the CPS were required to transfer to an alternative scheme. With effect from June 26, 2007 direct employees of RSMC who were members of the CPS transferred to the BNFL Group Pension Scheme (GPS) and direct employees of Magnox who were members of the CPS transferred to the Combined Nuclear Pension Plan (CNPP). Under the terms of the sale and purchase agreement BNFL has agreed to meet all costs associated with the transfer of employees into the GPS. All costs associated with the transfer of employees to the CNPP will be deemed allowable under the M&O contract and recovered from the NDA.

GLOSSARY OF DEFINED TERMS

The following defined terms are used throughout this prospectus.

AEA	Atomic Energy Act of 1954, as amended
ARO	Asset Retirement Obligation
BDAT	Best Demonstrated Available Technology
CERCLA	Comprehensive Environmental Response, Compensation and Liability Act of 1980
CoCs	(NRC) Certificates of Compliance
D&D	Decontamination and Decommissioning
DHEC	(South Carolina) Department of Health and Environmental Control
DOD	U.S. Department of Defense
DOE	U.S. Department of Energy
DRC	(Utah) Division of Radiation Control
EIS	Environmental Impact Statement
EM	Environmental Management
EPA	U.S. Environmental Protection Agency
ERA	Energy Reorganization Act of 1974
FAR	Federal Acquisitions Regulations
GAAP	Generally Accepted Accounting Principles in the United States
GAO LLRW Report	June 2004 Government Accountability Low Level Radioactive Waste Report
GNEP	Global Nuclear Energy Partnership
GTCC	Greater Than Class C
HSWA	Hazardous and Solid Waste Amendments of 1984
LIBOR	London Interbank Offer Rate
LLRW	Low-Level Radioactive Waste
MLLW	Mixed Low-Level Waste
M&O	Management and Operation
NARM	Naturally Accelerated Radioactive Material
NDA	U.K. Nuclear Decommissioning Authority
NE	Office of Nuclear Energy
NEI	Nuclear Energy Institute
NNSA	National Nuclear Security Administration
NORM	Naturally Occurring Radioactive Material
NRC	Nuclear Regulatory Commission
NWPA	Nuclear Waste Policy Act of 1982
NYSE	New York Stock Exchange
OCRWM	Office of Civilian Radioactive Waste Management
ORNL	Oak Ridge National Laboratory
OSHA	Occupational Safety and Health Administration
PRS	Paducah Remediation Services, LLC
RCRA	Resource Conservation and Recovery Act of 1976
REA	Request for Equitable Adjustment
RFP	Request for Proposal
RSMC	Reactor Sites Management Company
SAFSTOR	Safe Storage (nuclear plant in retirement)
SEC	U.S. Securities and Exchange Commission
SLC	Site License Company
SRS	Savannah River Site
TN DEC	Tennessee Department of Environment and Conservation
TSCA	Toxic Substances Control Act of 1976
WCS	Waste Control Specialists
WNA	World Nuclear Association

G-1

Strategic Facilities Complement Our Vertically-Integrated Nuclear Services Offering.

Kingston, TN
Oak Ridge, TN (Bear Creek)
Oak Ridge, TN
Hunterston
Wylfa
Chapelcross
Trawsfynydd
Berkeley
Oldbury
Hinkley Point
Bradwell
Sizewell
Dungeness
Clive, UT
Memphis, TN
Barnwell, SC
Oldbury
EnergySolutions Facilities
EnergySolutions Offices
Magnox Sites
International Offices
United Kingdom
• London
• Cumbria
Magnox Sites
• Berkeley
• Bradwell
• Chapelcross
• Dungeness
• Hinkley Point
• Hunterston
• Oldbury
• Sizewell
• Trawsfynydd
• Wylfa

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The expenses, other than underwriting commissions, expected to be incurred by EnergySolutions, Inc. (the “Company”) in connection with the issuance and distribution of the securities being registered under this Registration Statement, are estimated to be as follows:

Securities and Exchange Commission Registration Fee	$22,243
Financial Industry Regulatory Authority, Inc. Filing Fee	50,500
New York Stock Exchange Listing Fee	250,000
Printing and Engraving	500,000
Legal Fees and Expenses	3,750,000
Accounting Fees and Expenses	4,200,000
Miscellaneous	900,000

Total	$9,672,743

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees)), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

The Company’s bylaws authorize the indemnification of officers and directors of the corporation consistent with Section 145 of the DGCL. The Company will enter into indemnification agreements with its directors prior to completion of this offering providing the directors contractual rights to indemnification, and expense advance and reimbursement, to the fullest extent permitted under the DGCL.

Item 15. Recent Sales of Unregistered Securities

In connection with a reorganization to be completed concurrently with the completion of this offering, the Company, a newly formed Delaware corporation, will issue shares of common stock to ENV Holdings LLC, in exchange for the contribution of EnergySolutions, LLC by ENV Holdings LLC to the Company. After such reorganization, ENV Holdings LLC will be the Company’s sole stockholder and EnergySolutions, LLC will be a wholly owned subsidiary of the Company. The issuance of such shares of common stock in the reorganization will be exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

Number	Description
1.1	Form of Underwriting Agreement.

2.1*†	Agreement and Plan of Merger, dated as of February 6, 2006, by and among EnergySolutions, LLC, Dragon Merger Corporation and Duratek, Inc.

2.2*†

Agreement for the Sale and Purchase of the Whole of the Issued Share Capital of Reactor Sites Management Company Limited, dated as of June 6, 2007, by and among British Nuclear Fuels plc, EnergySolutions EU Limited and EnergySolutions, LLC.

3.1*	Certificate of Incorporation of EnergySolutions, Inc.

3.2*	Bylaws of EnergySolutions, Inc.

4.1*	Specimen Common Stock certificate.

4.2**

Form of Deposit Agreement, among EnergySolutions, Inc., Computershare Trust Company, N.A., as the depositary, Computershare Shareholder Services, Inc., as the depositary’s service company, and the holders from time to time of the depositary receipts evidencing the depositary shares.

4.3**	Specimen Depositary Share (included in Exhibit 4.2).

5.1*	Opinion of Weil, Gotshal & Manges LLP.

10.1*

Second Amended and Restated Credit Agreement, dated as of June 7, 2006, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.

10.2*

First Amendment to Second Amended and Restated Credit Agreement, dated as of June 19, 2006, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.

10.3*

Second Amendment to Second Amended and Restated Credit Agreement, dated as of February 9, 2007, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.

10.4*

Third Amendment to Second Amended and Restated Credit Agreement, dated as of June 26, 2007, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.

10.5*	Credit Agreement, dated as of June 7, 2006, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.

10.6*

First Amendment to Credit Agreement, dated as of June 19, 2007, among Dragon Merger* Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.

10.7*

Second Amendment to Credit Agreement, dated as of February 9, 2007, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.

Number	Description
10.8*

Third Amendment to Credit Agreement, dated as of June 26, 2007, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.

10.9*

Second Lien Credit Agreement, dated as of June 26, 2007, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.

10.10*	Amended and Restated Executive Employment and Non-Competition Agreement, dated as of January 9, 2007, between EnergySolutions, LLC and R Steve Creamer.
10.11*	Amended and Restated Executive Employment and Non-Competition Agreement, dated as of January 9, 2007, between EnergySolutions, LLC and J.I. Everest II.
10.12*	Executive Employment and Non-Competition Agreement, dated as of October 9, 2006, between EnergySolutions, LLC and Raul Deju.
10.13*	Executive Employment and Non-Competition Agreement, dated as of June 26, 2006, between EnergySolutions, LLC and Val John Christensen.
10.14*	First Amendment to Executive Employment and Non-Competition Agreement, dated as of March 19, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Val John Christensen.
10.14.1	Second Amendment to Executive Employment and Non-Competition Agreement, dated as of October 30, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Val John Christensen.
10.15*	Executive Employment and Non-Competition Agreement, dated as of November 14, 2006, between EnergySolutions, LLC, ENV Holdings LLC and Alan Parker.
10.15.1	First Amendment to Executive Employment and Non-Competition Agreement, dated as of October 30, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Alan Parker.
10.16*	Executive Employment and Non-Competition Agreement, dated as of March 23, 2006, between EnergySolutions, LLC and Philip Strawbridge.
10.16.1*	First Amendment to Executive Employment and Non-Competition Agreement, dated as of October 17, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Philip Strawbridge.
10.16.2	Second Amendment to Executive Employment and Non-Competition Agreement , dated as of October 30, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Philip O. Strawbridge.
10.17*	Operating Agreement of Envirocare of Utah, LLC, entered into by ENV Holdings LLC, dated January 31, 2005.
10.18*	Amendment No. 1 to the Operating Agreement of EnergySolutions, LLC, entered into by ENV Holdings LLC, dated September 14, 2007
10.19*	Form of EnergySolutions, Inc. 2007 Equity Incentive Plan.
10.20*	Form of Registration Rights Agreement, between EnergySolutions, Inc. and ENV Holdings LLC.
10.21*	Form of Director Indemnification Agreement.
21.1*	Subsidiaries of the registrant.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Ernst & Young LLP.
23.3	Consent of Ernst & Young LLP.
23.4	Consent of KPMG LLP.
23.5*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).
24.1*	Powers of Attorney.
99.1*	Consent of E. Gail de Planque.
99.2*	Consent of Robert J.S. Roriston.
99.3*	Consent of David B. Winder.

*	Previously filed.
**	To be filed by amendment.
†	The registrant has omitted certain schedules in accordance with Item 601(b)(2) of Regulation S-K. The registrant will furnish the omitted schedules to the Commission upon request.

(b)	Financial statement schedules.

None.

Item 17. Undertakings

The undersigned hereby undertakes as follows:

(a) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser;

(b) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(c) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commissions such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah on the 31st day of October, 2007.

EnergySolutions, Inc.

By:	/S/ R STEVE CREAMER
Name: Title:	R Steve Creamer Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities indicated on the 31st day of October, 2007.

Signature	Title

/S/ R STEVE CREAMER R Steve Creamer	Chief Executive Officer (Principal Executive Officer)

/S/ PHILIP O. STRAWBRIDGE Philip O. Strawbridge	Chief Financial Officer (Principal Financial Officer)

/S/ MARK C. MCBRIDE Mark C. McBride	Senior Vice President and Corporate Controller (Principal Accounting Officer)

* Lance L. Hirt	Chairman

* Jordan W. Clements	Director

/S/ J.I. EVEREST, II J.I. Everest, II	Director

* Alan E. Goldberg	Director

* Robert D. Lindsay	Director

* Andrew S. Weinberg	Director

*By:	/S/ R STEVE CREAMER
R Steve Creamer As Attorney-in-Fact

INDEX TO EXHIBITS

Number	Description
1.1	Form of Underwriting Agreement.

2.1*†	Agreement and Plan of Merger, dated as of February 6, 2006, by and among EnergySolutions, LLC, Dragon Merger Corporation and Duratek, Inc.

2.2*†

Agreement for the Sale and Purchase of the Whole of the Issued Share Capital of Reactor Sites Management Company Limited, dated as of June 6, 2007, by and among British Nuclear Fuels plc, EnergySolutions EU Limited and EnergySolutions, LLC.

3.1*	Certificate of Incorporation of EnergySolutions, Inc.

3.2*	Bylaws of EnergySolutions, Inc.

4.1*	Specimen Common Stock certificate.

4.2**

Form of Deposit Agreement, among EnergySolutions, Inc., Computershare Trust Company, N.A., as the depositary, Computershare Shareholder Services, Inc., as the depositary’s service company, and the holders from time to time of the depositary receipts evidencing the depositary shares.

4.3**	Specimen Depositary Share (included in Exhibit 4.2).

5.1*	Opinion of Weil, Gotshal & Manges LLP.

10.1*

Second Amended and Restated Credit Agreement, dated as of June 7, 2006, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.

10.2*

First Amendment to Second Amended and Restated Credit Agreement, dated as of June 19, 2006, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.

10.3*

Second Amendment to Second Amended and Restated Credit Agreement, dated as of February 9, 2007, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.

10.4*

Third Amendment to Second Amended and Restated Credit Agreement, dated as of June 26, 2007, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.

10.5*	Credit Agreement, dated as of June 7, 2006, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.

10.6*

First Amendment to Credit Agreement, dated as of June 19, 2007, among Dragon Merger* Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.

10.7*

Second Amendment to Credit Agreement, dated as of February 9, 2007, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.

10.8*

Third Amendment to Credit Agreement, dated as of June 26, 2007, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.

10.9*

Second Lien Credit Agreement, dated as of June 26, 2007, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.

10.10*	Amended and Restated Executive Employment and Non-Competition Agreement, dated as of January 9, 2007, between EnergySolutions, LLC and R Steve Creamer.

10.11*	Amended and Restated Executive Employment and Non-Competition Agreement, dated as of January 9, 2007, between EnergySolutions, LLC and J.I. Everest II.

10.12*	Executive Employment and Non-Competition Agreement, dated as of October 9, 2006, between EnergySolutions, LLC and Raul Deju.

Number	Description

10.13*	Executive Employment and Non-Competition Agreement, dated as of June 26, 2006, between EnergySolutions, LLC and Val John Christensen.
10.14*	First Amendment to Executive Employment and Non-Competition Agreement, dated as of March 19, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Val John Christensen.
10.14.1	Second Amendment to Executive Employment and Non-Competition Agreement, dated as of October 30, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Val John Christensen.

10.15*	Executive Employment and Non-Competition Agreement, dated as of November 14, 2006, between EnergySolutions, LLC, ENV Holdings LLC and Alan Parker.

10.15.1	First Amendment to Executive Employment and Non-Competition Agreement, dated as of October 30, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Alan Parker.

10.16*	Executive Employment and Non-Competition Agreement, dated as of March 23, 2006, between EnergySolutions, LLC and Philip Strawbridge.

10.16.1*	First Amendment to Executive Employment and Non-Competition Agreement, dated as of October 17, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Philip Strawbridge.

10.16.2	Second Amendment to Executive Employment and Non-Competition Agreement, dated as of October 30, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Philip O. Strawbridge.

10.17*	Operating Agreement of Envirocare of Utah, LLC, entered into by ENV Holdings LLC, dated January 31, 2005.

10.18*	Amendment No. 1 to the Operating Agreement of EnergySolutions, LLC entered into by ENV Holdings LLC, dated September 14, 2007.

10.19*	Form of EnergySolutions, Inc. 2007 Equity Incentive Plan.

10.20*	Form of Registration Rights Agreement, between EnergySolutions, Inc. and ENV Holdings LLC.

10.21*	Form of Director Indemnification Agreement.

21.1*	Subsidiaries of the registrant.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Ernst & Young LLP.

23.4	Consent of KPMG LLP.

23.5*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).

24.1*	Powers of Attorney.

99.1*	Consent of E. Gail de Planque.

99.2*	Consent of Robert J.S. Roriston.

99.3*	Consent of David B. Winder.

*	Previously filed.
**	To be filed by amendment.
†	The registrant has omitted certain schedules in accordance with Item 601(b)(2) of Regulation S-K. The registrant will furnish the omitted schedules to the Commission upon request.